AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

[redacted]

May 7, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Deborah S. Stein
Vice President Finance

enclosures

dw 5/22

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

RECEIVED
2007 MAY 18 A 10: 24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	04/01/2007 - 04/30/2007

Summary

Issued & Outstanding Opening Balance :	54,830,748	As at :	04/01/2007

Effect on Issued & Outstanding Securities

Employee Trust Unit Option Plan #1 (10%) April 27, 2006	750
DRIP Plan #1 - Trust Units	187,814
DRIP Plan #2 - Exchangeable LP Units	9,705
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	55,029,017

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**1,145,550**	As at :	04/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/12/2007	N	5,000			

Filer's comment
5000 Options granted under employment agreement @24.75 expiring April 12,2017

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/26/2007	N		750		

Filer's comment
750 options exercised @23.80 with an expiry of April 21, 2015

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/02/2007	N			15,000	

Filer's comment
15,000 options at a strike price of $28.86, granted on September 6, 2006 cancelled due to employee departure

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/02/2007	N			1,875	

Filer's comment
1,875 options at a strike price of $29.15, granted on December 19, 2005 cancelled due to employee departure

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/02/2007	N			2,250	

Filer's comment
2,250 options at a strike price of $23.80, granted on April 21, 2005 cancelled due to employee departure

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/03/2007	N			3,000	

Filer's comment
3,000 options at a strike price of $25.54, granted on March 23, 2007 cancelled due to employee departure

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/13/2007	N			3,000	

Filer's comment
3,000 options at a strike price of $28.86, granted on September 6, 2006 cancelled due to employee departure

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/15/2007	N			7,500	

Filer's comment
7,500 options at a strike price of $25.80, granted on July 11, 2005 cancelled due to employee departure

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/15/2007	N			2,250	

Filer's comment

SEC File # 82-34911

2,250 options at a strike price of $29.15, granted on December 19, 2005 cancelled due to employee departure

04/15/2007	N			9,000	
Filer's comment					
9,000 options at a strike price of $28.86, granted on September 6, 2006 cancelled due to employee departure					
04/15/2007	N			2,500	
Filer's comment					
2,500 options at a strike price of $25.54, granted on March 23, 2007 cancelled due to employee departure					
04/20/2007	N			3,000	
Filer's comment					
3,000 options at a strike price of $28.86, granted on September 6, 2006 cancelled due to employee departure					
04/20/2007	N			2,000	
Filer's comment					
2,000 options at a strike price of $25.54, granted on March 23, 2007 cancelled due to employee departure					
04/27/2007	N			1,500	
Filer's comment					
1,500 options at a strike price of $28.86, granted on September 6, 2006 cancelled due to employee departure					
04/27/2007	N			750	
Filer's comment					
750 options at a strike price of $29.15, granted on December 19, 2005 cancelled due to employee departure					
04/27/2007	N			2,000	
Filer's comment					
2,000 options at a strike price of $28.86, granted on September 6, 2006 cancelled due to employee departure					
04/27/2007	N			1,000	
Filer's comment					
1,000 options at a strike price of $25.54, granted on March 23, 2007 cancelled due to employee departure					
Totals		5,000	750	56,625	0

Stock Options Outstanding Closing Balance: **1,093,175** As at : 04/30/2007

DRIP Plan #1 - Trust Units

Opening Reserve **3,339,710** As at : 04/01/2007

Effective Date	Securities Listed	Securities Issued
04/16/2007		187,814
Totals	0	187,814

Closing Reserve: **3,151,896** As at : 04/30/2007

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **740,387** As at : 04/01/2007

Effective Date	Securities Listed	Securities Issued
04/16/2007		9,705
Totals	0	9,705

Closing Reserve: **730,682** As at : 04/30/2007

SEC File # 82-34911

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	05/04/2007

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST TO BUILD NEW PIPELINE FROM B.C. AND TO EXPAND POUCE COUPE PLANT BY 90 MMCF/D

Calgary, Alberta (April 10, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it will construct a new natural gas pipeline to bring 90 Mmcf/d of natural gas from the Noel region of British Columbia to its Pouce Coupe gas processing facility in northwest Alberta. AltaGas will also add 90 Mmcf/d of sour gas processing capability to the Pouce Coupe facility, which currently processes approximately 8 Mmcf of sweet gas daily. The acid gas recovered from the sour gas processed at the Pouce Coupe facility will be re-injected into existing wells in the vicinity of the facility, minimizing the facility's sulphur emissions. The Noel pipeline construction project and the Pouce Coupe facility expansion project are in total expected to cost approximately $90 million.

"AltaGas is excited about the Noel pipeline construction project and the Pouce Coupe facility expansion project," said David Cornhill, Chairman, President and CEO of AltaGas. He added, "The Noel region is an under-developed area with significant potential for reserves of sour gas. These projects will provide producers in the Noel region with the most competitive, economic and environmentally friendly option to process their gas. The Pouce Coupe facility will use acid gas injection to minimize the emissions that result from gas processing."

"These projects fit AltaGas' strategy for our Field Gathering and Processing segment and when completed should increase our throughput in this segment by over ten percent."

Underpinning the project is a binding contract for firm gas gathering and processing capacity with Devon Canada Corporation (Devon). Devon has active development plans for drilling wells within the gathering area of the pipeline system. The binding contract is subject to certain economic and regulatory conditions precedent. Additional capacity in the Noel pipeline and the expanded Pouce Coupe facility is available for other gas producers.

As currently proposed, a 12-inch pipeline will be built from the north Noel region. The diameter of the pipeline will increase to 16 inches for the portion crossing the Alberta-B.C. border and ending at the Pouce Coupe plant in Alberta.

The projects are subject to provincial and federal regulatory approvals, are expected to begin construction in mid-2007 and are expected to be in service by April 2008.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane

and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-3491

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (April 11, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on May 15, 2007 to holders of record on April 25, 2007, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.17 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in the Plan, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable component of the Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in a component of the Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable component of the Plan. See additional information on the Plan on AltaGas' website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136 1-877-691-7199	
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST PRESENTS AT CIBC WORLD MARKETS 2007 ENERGY CONFERENCE

Calgary, Alberta (April 16, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that Marshal Thompson, Senior Vice President External Relations and Corporate Risk, is scheduled to present at the CIBC World Markets 2007 Energy Conference in Toronto on Thursday, April 19, 2007 at 9:00 a.m. EDT.

The webcast will be accessible at http://events.startcast.com/events/118/energy2007/launch.asp?pres=45 and the presentation slides will be posted on the AltaGas website, www.altagas.ca, under Speeches and Presentations.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

- 30 -

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

Calgary, Alberta (April 17, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) will hold an Annual and Special Meeting of Unitholders at 3:00 p.m. MDT on Thursday, April 26, 2007. The meeting will take place at the Bankers Hall Auditorium, Lower Level A/P3, located at 315 - 8th Avenue S.W. in Calgary, Alberta.

A webcast of the Annual and Special Meeting will be accessible through the Trust's website at http://www.altagas.ca/html/2007_AGM.htm or at http://services.choruscall.com/links/alta070426.html. A replay of the webcast will be available for three months and a transcript of the meeting will be posted on the Trust's website, www.altagas.ca, under Speeches and Presentations.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST TO ADD 14.4 MW OF GAS-FIRED POWER GENERATION IN SOUTHERN ALBERTA

Calgary, Alberta (April 24, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has acquired an additional 14.4 megawatts of power generation capacity, comprised of six 2.4-MW Superior gas-fired units, which will be installed in southern Alberta locations with access to natural gas supply and the electricity transmission system. The new generation is expected to cost approximately $8 million, including installation, and be in service by the end of 2007.

"AltaGas continues to grow its integrated gas and power infrastructure business," said David Cornhill, Chairman, President and CEO of AltaGas. "We are excited to make this announcement about the growth in our power generation portfolio, which follows our recent announcement about the new Noel pipeline and Pouce Coupe sour gas processing expansion."

"This peaking capacity further diversifies our power portfolio by increasing the gas-fired component by approximately 55 percent and by backstopping our coal-fired generation. It complements our existing 25 MW of gas-fired peaking assets in southern Alberta and will add energy and reserve capacity at minimal additional operating cost. We are currently finalizing the location of the units, but expect some of the new generation to be located at existing AltaGas field gathering and processing sites."

"In addition to enhancing unitholder value by adding assets under a proven business model, these projects will bring new capacity to the Alberta power market."

Once in service, AltaGas' total gas-fired power generation under operation will be 39.4 MW. AltaGas will operate the facilities using Field Gathering and Processing personnel and will dispatch the facilities from its control centre at the Edmonton Ethane Extraction Plant, as it does for its four existing gas-fired peaking plants in southern Alberta. Integration of the assets is expected to be straightforward, given that existing operators, dispatch and accounting systems are in place. When operational, the project is expected to be immediately accretive to net income and cash flow.

This is the second growth announcement by AltaGas in the last two weeks. On April 10th AltaGas announced an investment of approximately $90 million for the construction of a new natural gas pipeline to bring 90 Mmcf/d of natural gas from the Noel region of British Columbia to a 90 Mmcf/d sour gas expansion of its Pouce Coupe gas processing facility in northwest Alberta by April.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

- 30 -

SEC File # 82-34911

AltaGas NEWS RELEASE

RECEIVED

2007 MAY 13 A 10:27

ALTAGAS INCOME TRUST TO HOLD CONFERENCE CALL AND WEBCAST ON FIRST QUARTER RESULTS ON MAY 9, 2007

Calgary, Alberta (May 3, 2007) -- AltaGas Income Trust (AltaGas or the Trust) will announce its first quarter results on Wednesday, May 9, 2007. A conference call and webcast to discuss the results will be held the same day.

Time:	2:00 p.m. MDT (4:00 p.m. EDT)
Dial-in:	416-695-6130 or toll free at 1-877-888-7019
Webcast:	http://events.onlinebroadcasting.com/altagas/050907/index.php

Shortly after the conclusion of the call, a replay will be available by dialing 416-695-5275 or 1-888-509-0081. The passcode is 643027. The replay will expire at midnight (Eastern) on May 16, 2007. The webcast will be archived for one year.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

ALTAGAS INCOME TRUST

AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE ET EXTRAORDINAIRE DES PORTEURS DE PARTS QUI AURA LIEU LE 26 AVRIL 2007

VOUS ÊTES PAR LES PRÉSENTES AVISÉ que l'assemblée annuelle et extraordinaire (l'« **assemblée** ») des porteurs (« **porteurs de parts** ») de parts de fiducie (« **parts de fiducie** ») d'AltaGas Income Trust (la « **Fiducie** ») qui aura lieu au Bankers Hall Auditorium, niveau inférieur A/P3, 315 – 8th Avenue S.W., Calgary (Alberta) le jeudi 26 avril 2007 à 15 h (heure de Calgary) aux fins suivantes :

1. recevoir le rapport annuel des administrateurs d'AltaGas General Partner Inc. (le « **commandité** »), pour le compte de la Fiducie, aux porteurs de parts et les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2006, ainsi que le rapport des vérificateurs s'y rapportant;

2. examiner les candidatures à l'élection aux postes d'administrateur du commandité et enjoindre à Société de fiducie Computershare du Canada, en qualité de fiduciaire de la Fiducie, de veiller à l'élection des administrateurs du commandité;

3. nommer Ernst & Young s.r.l. à titre de vérificateurs de la Fiducie et autoriser les administrateurs du commandité à fixer la rémunération de Ernst & Young s.r.l. en cette qualité;

4. reconduire Société de fiducie Computershare du Canada dans ses fonctions de fiduciaire de la Fiducie pour un autre mandat de trois ans;

5. examiner et, s'il est jugé approprié, adopter une résolution ordinaire selon le texte présenté à l'annexe B jointe à la circulaire d'information de la direction de la Fiducie datée du 1er mars 2007 (la « **circulaire d'information de la direction** »), approuvant certaines modifications apportées au régime d'options d'achat de parts de fiducie de la Fiducie, afin de permettre des modifications sans l'approbation des porteurs de parts dans certaines circonstances;

6. examiner toute autre question dont l'assemblée ou toute reprise de celle-ci peut être valablement saisie.

Les points à l'ordre du jour à l'assemblée sont plus amplement décrits dans la circulaire d'information de la direction datée du 1er mars 2007 qui accompagne le présent avis et qui en fait expressément partie.

FAIT à Calgary (Alberta) le 1er mars 2007.

PAR ORDRE DU CONSEIL D'ADMINISTRATION D'ALTAGAS GENERAL PARTNER INC., pour le compte d'ALTAGAS INCOME TRUST

Le président du conseil, président et chef de la direction,

(signé) « ***David W. Cornhill*** »
David W. Cornhill

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company:

AltaGas Income Trust ("**AltaGas**")
1700, 355 – 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

Item 2. Date of Material Change:

April 10, 2007

Item 3. News Release:

The press release reporting the material change, a copy of which is attached hereto as Schedule A, was released on April 10, 2007 through the services of CCN Matthews.

Item 4. Summary of Material Change:

AltaGas will construct a new natural gas pipeline to bring 90 Mmcf/d of natural gas from the Noel region of British Columbia to its Pouce Coupe gas processing facility in northwest Alberta. AltaGas will also add 90 Mmcf/d of sour gas processing capability to the Pouce Coupe facility, which currently processes approximately 8 Mmcf of sweet gas daily. The acid gas recovered from the sour gas processed at the Pouce Coupe facility will be re-injected into existing wells in the vicinity of the facility, minimizing the facility's sulphur emissions. The Noel pipeline construction project and the Pouce Coupe facility expansion project are in total expected to cost approximately $90 million. The projects are subject to provincial and federal regulatory approvals, are expected to begin construction in mid-2007 and are expected to be in service by April 2008.

Item 5. Full Description of Material Change:

See item 4 above and the attached Schedule A.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7. Omitted Information:

Not applicable.

Item 8. Executive Officer:

For further information, please contact Dennis A. Dawson, Vice President, General Counsel and Corporate Secretary, at the above-mentioned address or at (403) 691-7534.

Item 9. Date of Report:

April 19, 2007

SCHEDULE A

NEWS RELEASE
ALTAGAS INCOME TRUST TO BUILD NEW PIPELINE FROM B.C. AND TO EXPAND POUCE COUPE PLANT BY 90 MMCF/D

Calgary, Alberta (April 10, 2007) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it will construct a new natural gas pipeline to bring 90 Mmcf/d of natural gas from the Noel region of British Columbia to its Pouce Coupe gas processing facility in northwest Alberta. AltaGas will also add 90 Mmcf/d of sour gas processing capability to the Pouce Coupe facility, which currently processes approximately 8 Mmcf of sweet gas daily. The acid gas recovered from the sour gas processed at the Pouce Coupe facility will be re-injected into existing wells in the vicinity of the facility, minimizing the facility's sulphur emissions. The Noel pipeline construction project and the Pouce Coupe facility expansion project are in total expected to cost approximately $90 million.

"AltaGas is excited about the Noel pipeline construction project and the Pouce Coupe facility expansion project," said David Cornhill, Chairman, President and CEO of AltaGas. He added, "The Noel region is an under-developed area with significant potential for reserves of sour gas. These projects will provide producers in the Noel region with the most competitive, economic and environmentally friendly option to process their gas. The Pouce Coupe facility will use acid gas injection to minimize the emissions that result from gas processing."

"These projects fit AltaGas' strategy for our Field Gathering and Processing segment and when completed should increase our throughput in this segment by over ten percent."

Underpinning the project is a binding contract for firm gas gathering and processing capacity with Devon Canada Corporation (Devon). Devon has active development plans for drilling wells within the gathering area of the pipeline system. The binding contract is subject to certain economic and regulatory conditions precedent. Additional capacity in the Noel pipeline and the expanded Pouce Coupe facility is available for other gas producers.

As currently proposed, a 12-inch pipeline will be built from the north Noel region. The diameter of the pipeline will increase to 16 inches for the portion crossing the Alberta-B.C. border and ending at the Pouce Coupe plant in Alberta.

The projects are subject to provincial and federal regulatory approvals, are expected to begin construction in mid-2007 and are expected to be in service by April 2008.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could

cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

ALTAGAS INCOME TRUST

FORMULAIRE DE PROCURATION

EN VUE DE L'ASSEMBLÉE ANNUELLE ET EXTRAORDINAIRE DES PORTEURS DE PARTS QUI AURA LIEU LE 26 AVRIL 2007

Le soussigné, porteur de parts de fiducie d'AltaGas Income Trust (la « **Fiducie** »), nomme par les présentes David W. Cornhill, président du conseil, président et chef de la direction d'AltaGas General Partner Inc. (le « **commandité** »), de la ville de Calgary (Alberta), ou, à défaut, Richard M. Alexander, vice-président directeur, chef de l'exploitation et chef des finances du commandité, de la ville de Calgary (Alberta), ou, à la place de l'un ou l'autre d'entre eux, ____________________, fondé de pouvoir du soussigné, avec pleins pouvoirs de substitution, pour assister, voter et agir pour son compte à l'assemblée annuelle et extraordinaire (l'« **assemblée** ») des porteurs de parts de fiducie (les « **parts de fiducie** ») et de parts échangeables (les « **porteurs de parts** ») qui aura lieu le jeudi 26 avril 2007 à 15 h (heure de Calgary) au Bankers Hall Auditorium, niveau inférieur A/P3, 315 - 8th Avenue S.W., Calgary (Alberta), ou à toute reprise de celle-ci en cas d'ajournement, et à tout scrutin ayant lieu à cette occasion, dans la même mesure et avec les mêmes pouvoirs que si le soussigné assistait lui-même à l'assemblée, avec autorisation de voter à la discrétion du fondé de pouvoir, sous réserve des indications ci-après.

Sans limiter les pouvoirs généraux conférés par les présentes, le soussigné autorise le fondé de pouvoir nommé par les présentes à exercer comme suit les droits de vote rattachés aux parts de fiducie représentées par la présente procuration (cocher (√) la case appropriée) :

1. **VOTER POUR** ☐ ou **S'ABSTENIR DE VOTER** ☐ (si aucune précision n'est donnée, VOTER POUR) en ce qui concerne une résolution ordinaire autorisant la Société de fiducie Computershare du Canada, à titre de fiduciaire de la Fiducie, à faire élire les candidats désignés dans la circulaire d'information de la direction de la Fiducie datée du 1er mars 2007 (la « circulaire d'information ») aux postes d'administrateurs du commandité;

2. **VOTER POUR** ☐ ou **S'ABSTENIR DE VOTER** ☐ (si aucune précision n'est donnée, VOTER POUR) en ce qui concerne une résolution ordinaire visant à nommer Ernst & Young s.r.l. vérificateurs de la Fiducie et à autoriser les administrateurs du commandité à fixer la rémunération de Ernst & Young s.r.l. à ce titre;

3. **VOTER POUR** ☐ ou **S'ABSTENIR DE VOTER** ☐ (si aucune précision n'est donnée, VOTER POUR) en ce qui concerne une résolution ordinaire visant à reconduire la Société de fiducie Computershare du Canada dans ses fonctions de fiduciaire de la Fiducie pour un nouveau mandat de trois ans;

4. **VOTER POUR** ☐ ou **CONTRE** ☐ (si aucune précision n'est donnée, VOTER POUR) une résolution ordinaire reproduite à l'annexe B de la circulaire d'information, qui vise à approuver certaines modifications du régime d'options de parts de fiducie présentées dans la circulaire d'information;

5. Par les présentes, le soussigné confère au fondé de pouvoir le pouvoir de voter à sa discrétion et avec discernement à l'égard des modifications des questions mentionnées ci-dessus ainsi que de toute autre question qui pourrait être soumise à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement.

La présente procuration est sollicitée par le commandité au nom de la Société de fiducie Computershare du Canada, en sa qualité de fiduciaire de la Fiducie (le « fiduciaire »). Les droits de vote rattachés aux parts représentées par la présente procuration seront exercés de la manière indiquée, dans la mesure où le porteur de parts a précisé son choix à l'égard des questions ci-dessus. Sinon, en l'absence d'indication, ces droits seront exercés en faveur des questions ci-dessus.

Chaque porteur de parts a le droit de nommer un fondé de pouvoir autre que les personnes désignées ci-dessus (qui n'est pas tenue d'être un porteur de parts), pour assister à l'assemblée et agir en son nom. Afin d'exercer ce droit, le porteur de parts doit rayer les noms des personnes désignées par le commandité et inscrire lisiblement le nom de son fondé de pouvoir dans l'espace prévu à cette fin.

LE SOUSSIGNÉ ANNULE PAR LES PRÉSENTES TOUTE PROCURATION DONNÉE JUSQU'À CE JOUR.

FAIT ce ______e jour de ____________ 2007

____
(signature du porteur de parts)

____
(nom du porteur de parts - en caractères d'imprimerie)

NOTES :

1. **Si le porteur de parts est une société, la procuration doit être signée par l'un de ses administrateurs ou par un représentant dûment autorisé ou, si la société possède un sceau, celui-ci doit être apposé sur la procuration.**

2. La présente procuration doit porter une date, et la signature qui y est apposée doit correspondre en tous points au nom du porteur de parts inscrit aux registres. Si aucune date n'est indiquée dans l'espace ci-dessus, la procuration sera réputée porter la date à laquelle elle aura été postée par la personne l'ayant sollicitée.

3. Les personnes qui signent la procuration à titre d'exécuteur testamentaire, d'administrateur, de fiduciaire ou à tout autre titre doivent en faire mention et inscrire leur titre au complet.

4. Pour être valide, être exécutée et pour que les droits de vote y afférents puissent être exercés, la présente procuration doit être dûment remplie de la façon indiquée et déposée à l'attention de la Société de fiducie Computershare du Canada, 100 University Avenue, 9th Floor, Toronto (Ontario) M5J 2Y1 (à l'attention du service des procurations) au plus tard à 17 h (heure de Calgary) deux jours ouvrables avant la date de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement. Les procurations sont valides seulement à l'assemblée à laquelle elles s'appliquent ou à toute reprise de celle-ci en cas d'ajournement.

ÉTATS FINANCIERS PROVISOIRES

Cochez cette case ☐ si vous désirez recevoir par la poste les états financiers intermédiaires de la société et le rapport de gestion de la direction y afférent.

RAPPORT ANNUEL

Cochez cette case pour NE PAS ☐ recevoir par la poste le rapport annuel de la société et le rapport de gestion de la direction y afférent.

AltaGas
Well Connected.

ALTAGAS INCOME TRUST

Avis de convocation à l'assemblée

et

circulaire d'information de la direction

relativement à

L'ASSEMBLÉE ANNUELLE ET EXTRAORDINAIRE
DES PORTEURS DE PARTS

qui aura lieu le 26 avril 2007

Le 1er mars 2007

SEC File # 82-34911

AltaGas

ALTAGAS INCOME TRUST

Le 1er mars 2007

À l'intention des porteurs de parts

Veuillez accepter la présente comme une invitation personnelle à venir assister à l'assemblée annuelle et extraordinaire des porteurs de parts d'AltaGas Income Trust qui aura lieu le jeudi 26 avril 2007 à 15 h (heure de Calgary) au Bankers Hall Auditorium, niveau inférieur A/P3, 315 – 8th Avenue S.W., Calgary (Alberta).

Les points à l'ordre du jour officiels de l'assemblée sont plus amplement décrits dans l'avis de convocation à l'assemblée et la circulaire d'information de la direction qui accompagnent la présente lettre. Outre les points à l'ordre du jour officiels, je vous entretiendrai sommairement des résultats d'AltaGas Income Trust pour l'exercice terminé le 31 décembre 2006 et la stratégie de la Fiducie pour les années à venir. L'assemblée vous permet aussi de rencontrer les membres du conseil d'administration d'AltaGas General Partner Inc. et les membres de la haute direction d'AltaGas Ltd.

Si vous ne pouvez être présent à l'assemblée, je vous invite à remplir le formulaire de procuration ci-joint ou, le cas échéant, le formulaire de demande d'instructions de vote, et à le renvoyer dans le délai indiqué, afin que votre vote soit comptabilisé à l'assemblée. Vous pouvez par ailleurs écouter une diffusion Web en direct, qui sera accessible au www.altagas.ca à compter de 15 h (heure de Calgary) le jeudi 26 avril 2007.

Le rapport annuel de 2006 renferme de l'information concernant les résultats financiers et résultats d'exploitation consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2006. Vous trouverez également de l'information supplémentaire sur le site Web de la Fiducie au www.altagas.ca.

Je suis reconnaissant de votre appui inconditionnel à la Fiducie et je me réjouis à la perspective de vous rencontrer à l'assemblée.

Veuillez agréer l'expression de mes sentiments les meilleurs.

ALTAGAS INCOME TRUST, par son administrateur,
ALTAGAS LTD.

Le président du conseil, président et chef de la direction,
(signé) « ***David W. Cornhill*** »
David W. Cornhill

SEC File # 82-34911

AltaGas

ALTAGAS INCOME TRUST

AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE ET EXTRAORDINAIRE DES PORTEURS DE PARTS QUI AURA LIEU LE 26 AVRIL 2007

VOUS ÊTES PAR LES PRÉSENTES AVISÉ que l'assemblée annuelle et extraordinaire (l'« **assemblée** ») des porteurs (« **porteurs de parts** ») de parts de fiducie (« **parts de fiducie** ») d'AltaGas Income Trust (la « **Fiducie** ») qui aura lieu au Bankers Hall Auditorium, niveau inférieur A/P3, 315 – 8th Avenue S.W., Calgary (Alberta) le jeudi 26 avril 2007 à 15 h (heure de Calgary) aux fins suivantes :

1. recevoir le rapport annuel des administrateurs d'AltaGas General Partner Inc. (le « **commandité** »), pour le compte de la Fiducie, aux porteurs de parts et les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2006, ainsi que le rapport des vérificateurs s'y rapportant;

2. examiner les candidatures à l'élection aux postes d'administrateur du commandité et enjoindre à Société de fiducie Computershare du Canada, en qualité de fiduciaire de la Fiducie, de veiller à l'élection des administrateurs du commandité;

3. nommer Ernst & Young s.r.l. à titre de vérificateurs de la Fiducie et autoriser les administrateurs du commandité à fixer la rémunération de Ernst & Young s.r.l. en cette qualité;

4. reconduire Société de fiducie Computershare du Canada dans ses fonctions de fiduciaire de la Fiducie pour un autre mandat de trois ans;

5. examiner et, s'il est jugé approprié, adopter une résolution ordinaire selon le texte présenté à l'annexe B jointe à la circulaire d'information de la direction de la Fiducie datée du 1er mars 2007 (la « **circulaire d'information de la direction** »), approuvant certaines modifications apportées au régime d'options d'achat de parts de fiducie de la Fiducie, afin de permettre des modifications sans l'approbation des porteurs de parts dans certaines circonstances;

6. examiner toute autre question dont l'assemblée ou toute reprise de celle-ci peut être valablement saisie.

Les points à l'ordre du jour à l'assemblée sont plus amplement décrits dans la circulaire d'information de la direction datée du 1er mars 2007 qui accompagne le présent avis et qui en fait expressément partie.

FAIT à Calgary (Alberta) le 1er mars 2007.

PAR ORDRE DU CONSEIL D'ADMINISTRATION D'ALTAGAS GENERAL PARTNER INC., pour le compte d'ALTAGAS INCOME TRUST

Le président du conseil, président et chef de la direction,

(signé) « ***David W. Cornhill*** »
David W. Cornhill

Les porteurs de parts inscrits à la fermeture des bureaux le 1er mars 2007 (la « date de clôture des registres ») recevront l'avis de convocation à l'assemblée et auront le droit d'assister et de voter à l'assemblée. Aucun porteur de parts qui devient un porteur de parts après la date de clôture des registres n'aura le droit d'assister et de voter à l'assemblée.

Le porteur de parts qui ne peut être présent à l'assemblée est prié de remplir et de signer le formulaire de procuration ci-joint et de le renvoyer par la poste à Société de fiducie Computershare du Canada, au 100 University Avenue, 9e étage, Toronto (Ontario) M5J 2Y1 (ou de l'envoyer par messager ou de le remettre en mains propres à Société de fiducie Computershare du Canada, à son bureau de Calgary au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8). Le formulaire de procuration ne sera valide et ne pourra servir à l'assemblée que s'il est reçu au plus tard à 15 h (heure de Calgary) le deuxième jour ouvrable qui précède la date de l'assemblée ou de toute reprise de celle-ci, ou déposé auprès du président de l'assemblée avant l'ouverture de l'assemblée.

Les porteurs de parts de société en commandite de catégorie B (les « parts B de LP1 ») du capital d'AltaGas Holding Limited Partnership No. 1 inscrits à la fermeture des bureaux à la date de clôture des registres auront le droit de recevoir l'avis de convocation à l'assemblée et d'assister et de voter à celle-ci.

Les porteurs de parts B de LP1 qui ne peuvent être présents à l'assemblée sont priés de remplir et de signer le formulaire de demande d'instructions de vote ci-joint et de le renvoyer par la poste à Société de fiducie Computershare du Canada, au 100 University Avenue, 9e étage, Toronto (Ontario) M5J 2Y1 (ou de l'envoyer par messager ou de le remettre en mains propres à Société de fiducie Computershare du Canada, à son bureau de Calgary au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8). Le formulaire de demande d'instructions de vote ne sera valide et ne pourra servir à l'assemblée que s'il est reçu au plus tard à 15 h (heure de Calgary) le deuxième jour ouvrable qui précède la date de l'assemblée ou de toute reprise de celle-ci, ou déposé auprès du président de l'assemblée avant l'ouverture de l'assemblée.

SEC File # 82-34911

TABLE DES MATIÈRES

AltaGas

ALTAGAS INCOME TRUST

CIRCULAIRE D'INFORMATION DE LA DIRECTION

INFORMATION GÉNÉRALE RELATIVE AUX PROCURATIONS

Sollicitation de procurations

La présente circulaire d'information de la direction (la « circulaire d'information ») est distribuée dans le cadre de la sollicitation de procurations pour le compte de Société de fiducie Computershare du Canada (le « fiduciaire ») en sa qualité de fiduciaire d'AltaGas Income Trust (la « Fiducie ») par AltaGas General Partner Inc. (le « commandité ») devant servir à l'assemblée annuelle et extraordinaire (l'« assemblée ») des porteurs (les « porteurs de parts ») des parts de fiducie (les « parts de fiducie ») de la Fiducie qui aura lieu au Bankers Hall Auditorium, niveau inférieur A/P3, 315 – 8e Avenue S.W., Calgary (Alberta) le jeudi 26 avril 2007 à 15 h (heure de Calgary) ou à toute reprise de celle-ci aux fins indiquées dans l'avis de convocation à l'assemblée ci-joint (l'« avis de convocation »). Même s'il est prévu que la sollicitation de procurations se fera principalement par la poste, des employés permanents d'AltaGas Ltd. (« **AltaGas** ») peuvent également solliciter des procurations en personne ou par téléphone, par télécopieur ou par courriel. Conformément au *Règlement 54-101 sur la communication avec les propriétaires véritables des titres d'un émetteur assujetti*, des dispositions ont été prises auprès d'organismes de compensation, de courtiers en valeurs et autres intermédiaires financiers pour l'envoi de la documentation relative à la sollicitation de procurations aux propriétaires véritables de parts de fiducie et de parts échangeables (au sens donné ci-après). Le coût de la sollicitation sera à la charge de la Fiducie. Sauf indication expresse contraire, l'information contenue aux présentes est donnée en date des présentes.

Le fiduciaire chargé du vote et de l'échange (au sens donné ci-après) a envoyé un exemplaire de l'avis de convocation aux porteurs de parts échangeables, de même que des exemplaires de la présente circulaire d'information et de la documentation relative à l'assemblée et de l'information quant à la manière dont le porteur peut enjoindre au fiduciaire chargé du vote et de l'échange d'exercer les droits de vote rattachés à la part à droit de vote spéciale (au sens donné ci-après). Selon le cas, par « porteurs de parts » aux présentes, on entend les porteurs de parts de fiducie et le fiduciaire chargé du vote et de l'échange, en qualité de porteur de la part à droit de vote spéciale (au sens donné ci-après).

À moins que le contexte ne s'y oppose, les termes et expressions clés utilisés dans la présente circulaire d'information s'entendent au sens de la déclaration de fiducie intervenue en date du 26 mars 2004 entre le porteur de parts initial et le fiduciaire, dans sa version modifiée par une première convention complémentaire intervenue en date du 30 avril 2004 (la déclaration de fiducie, dans sa version modifiée, étant appelée aux présentes la « **déclaration de fiducie** »). Les porteurs de parts peuvent obtenir un exemplaire de la déclaration de fiducie en s'adressant au siège social d'AltaGas, moyennant des frais de reproduction raisonnables.

Nomination des fondés de pouvoir

Les porteurs de parts qui souhaitent exercer les droits de vote rattachés à leurs parts de fiducie doivent remplir et signer le formulaire de procuration ci-joint et le renvoyer par la poste à l'agent des transferts et agent chargé de la tenue des registres de la Fiducie, Société de fiducie Computershare du Canada (« **Computershare** »), au 100 University Avenue, 9th Floor, Toronto (Ontario) M5J 2Y1, à l'attention du Service des procurations (ou l'envoyer par messager ou le remettre en mains propres à Computershare, à son bureau de Calgary au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8). Le formulaire de procuration ne sera valide et ne pourra servir à l'assemblée que s'il est reçu au plus tard à 15 h (heure de Calgary) le deuxième jour ouvrable qui précède la date de l'assemblée ou de toute reprise de celle-ci, ou déposé auprès du président de l'assemblée avant l'ouverture de l'assemblée. Par résolution du conseil d'administration du commandité (le « **conseil d'administration** »), la date de clôture des registres aux fins de l'assemblée a été fixée à la fermeture des bureaux le jeudi 1er mars 2007 (la « **date de clôture des registres** »). Seuls les porteurs de parts inscrits à la date de clôture des registres recevront l'avis de convocation à l'assemblée et auront le droit d'assister et de voter à celle-ci. Un porteur de parts inscrit à la date de clôture des registres aura le droit d'exercer les droits de vote rattachés aux parts de fiducie inscrites dans la liste des porteurs de parts habiles à voter à l'assemblée dressée à la date de clôture des registres, même si le porteur

de parts a ultérieurement aliéné ses parts de fiducie. Aucun porteur de parts qui devient un porteur de parts après la date de clôture des registres n'a le droit d'assister ou de voter à l'assemblée ou à toute reprise de celle-ci.

La nomination d'un fondé de pouvoir doit être faite au moyen d'un document écrit et signé par le porteur de parts ou son représentant autorisé par écrit ou, si le porteur de parts est une société, d'un document écrit portant le sceau de la société ou signé par un dirigeant ou son représentant dûment autorisé.

Le porteur de parts qui soumet un formulaire de procuration a le droit de désigner une autre personne (qui n'est pas tenue d'être un porteur de parts) pour le représenter à l'assemblée que les personnes désignées sur le formulaire de procuration fourni pour le compte du fiduciaire par le commandité. Pour exercer ce droit, il doit biffer les noms des personnes désignées pour le compte du fiduciaire par le commandité et inscrire lisiblement le nom de son fondé de pouvoir dans l'espace prévu à cette fin. Le porteur de parts doit par ailleurs aviser son fondé de pouvoir de sa nomination, obtenir son consentement d'agir en qualité de fondé de pouvoir et lui donner des directives quant à la manière d'exercer les droits de vote rattachés à ses parts de fiducie.

Les porteurs de parts échangeables qui désirent voter à l'assemblée doivent remplir et renvoyer leurs instructions de vote de la manière indiquée sur le formulaire de demande d'instructions de vote fourni par le fiduciaire chargé du vote et de l'échange avec la présente circulaire d'information. Ces instructions peuvent être envoyées par la poste à Computershare, au 100 University Avenue, 9th Floor, Toronto (Ontario) M5J 2Y1, à l'attention du Service des procurations (ou envoyées par messager ou remises en mains propres à Computershare, à son bureau de Calgary au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8). Ces instructions ne seront valides que si elles parviennent au fiduciaire chargé du vote et de l'échange au plus tard à 15 h (heure de Calgary) le deuxième jour ouvrable qui précède la date de l'assemblée ou de toute reprise de celle-ci, ou si elles sont déposées auprès du président de l'assemble avant l'ouverture de l'assemblée.

Seuls les porteurs de titres échangeables inscrits à la date de clôture des registres ont le droit de recevoir l'avis de convocation et de donner des instructions au fiduciaire chargé du vote et de l'échange quant à l'exercice des droits de vote à l'assemblée. Les porteurs de parts échangeables inscrits à la date de clôture des registres auront le droit de donner des instructions quant à l'exercice des droits de vote rattachés à la part à droit de vote spéciale jusqu'à concurrence des droits de vote rattachés aux parts échangeables figurant sur la ou les listes de ces porteurs dressées à la date de clôture des registres, même si ces porteurs peuvent avoir ultérieurement aliéné ces parts échangeables.

Révocation des procurations

Le porteur de parts qui a remis un formulaire de procuration conformément aux présentes peut le révoquer à tout moment avant qu'il ne soit utilisé. Si la personne qui a donné une procuration assiste en personne à l'assemblée à laquelle cette procuration doit être utilisée, elle peut la révoquer et voter en personne. Outre la révocation de quelque autre manière permise par la loi, une procuration peut être révoquée au moyen d'un document écrit signé par le porteur de parts ou son représentant ou mandataire autorisé et déposée soit au bureau du fiduciaire au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8 à tout moment jusqu'à 15 h (heure de Calgary) le dernier jour ouvrable qui précède la date de l'assemblée, ou de toute reprise de celle-ci, soit auprès du président de l'assemblée le jour de l'assemblée ou de toute reprise de celle-ci, dans l'un et l'autre cas avant l'ouverture de l'assemblée, la procuration étant révoquée dès le dépôt de ce document écrit.

Un porteur de parts échangeables qui a remis des instructions au fiduciaire chargé du vote et de l'échange quant à l'exercice des droits de vote rattachés à la part à droit de vote spéciale peut révoquer ces instructions à tout moment avant leur exécution. Outre la révocation de quelque autre manière permise par la loi, les instructions de vote données au fiduciaire chargé du vote et de l'échange peuvent être révoquées au moyen d'un document écrit signé par le porteur de parts échangeables ou par son représentant ou mandataire autorisé et déposé auprès du fiduciaire chargé du vote et de l'échange au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8 à tout moment jusqu'à 15 h (heure de Calgary) le dernier jour ouvrable qui précède la date de l'assemblée, ou toute reprise de celle-ci, ou auprès du président de l'assemblée le jour de l'assemblée ou de toute reprise de celle-ci, dans l'un et l'autre cas avant l'ouverture de l'assemblée, les instructions de vote étant révoquées dès le dépôt de ce document écrit.

Exercice du pouvoir discrétionnaire conféré par la procuration

Les droits de vote rattachés aux parts de fiducie représentées par la procuration seront exercés lors de tout scrutin à l'assemblée et, lorsque le porteur de parts indique un choix quant à une question mise aux voix de l'assemblée, les droits de vote rattachés à ces parts de fiducie seront exercés ou feront l'objet d'une abstention de vote lors de tout scrutin conformément au choix du porteur de parts. **À défaut d'indication, les droits de vote rattachés à ces parts de fiducie seront exercés en faveur des résolutions proposées aux présentes. Les personnes nommées sur le formulaire de procuration fourni pour le compte du fiduciaire par le commandité sont investies d'un pouvoir discrétionnaire à l'égard des modifications aux questions indiquées dans la procuration et l'avis de convocation et à l'égard de toute autre question dont l'assemblée peut être dûment saisie. Au moment de la mise à la poste de la présente circulaire d'information, ni le fiduciaire ni le commandité n'avait connaissance de toute pareille modification ou autre question.**

Chaque porteur d'une part échangeable à la date de clôture des registres a le droit d'enjoindre au fiduciaire chargé du vote et de l'échange d'exercer la tranche du nombre équivalent de voix (au sens donné ci-après) rattachées à la part à droit de vote spéciale correspondant aux parts échangeables que détient ce porteur. Ce porteur a par ailleurs le droit d'enjoindre au fiduciaire chargé du vote et de l'échange de donner à ce porteur ou à son représentant une procuration lui permettant d'exercer personnellement ces droits de vote ou à un mandataire désigné ou à un autre représentant du commandité. **Le fiduciaire chargé du vote et de l'échange n'exercera chacun des droits de vote rattachés à la part à droit de vote spéciale que conformément à la directive du porteur d'une part échangeable et, à défaut de directives d'un porteur quant à l'exercice des droits de vote, s'abstiendra de les exercer.**

Avis aux porteurs véritables de parts de fiducie

Étant donné le grand nombre de porteurs de parts qui ne détiennent pas leurs parts de fiducie en leur propre nom, l'information qui suit revêt une grande importance pour de nombreux porteurs de parts. Les porteurs de parts qui ne détiennent pas leurs parts de fiducie en leur propre nom (les « **porteurs de parts véritables** ») doivent savoir que seules les procurations déposées par des porteurs de parts dont les noms figurent au registre de la Fiducie en tant que porteurs inscrits de parts de fiducie peuvent être reconnues et exercées à l'assemblée ou à toute reprise de celle-ci. Si les parts de fiducie sont inscrites dans un relevé de compte fourni au porteur de parts par un courtier en valeurs, ces parts de fiducie ne seront alors pas, dans la plupart des cas, immatriculées au nom du porteur de parts dans les registres de la Fiducie. Ces parts de fiducie seront plutôt immatriculées au nom du courtier ou d'un mandataire du courtier du porteur de parts. Au Canada, la très grande majorité de ces parts de fiducie sont immatriculées au nom de CDS & Co. (le nom d'immatriculation des Services de dépôt et de compensation CDS inc., qui agit en qualité de prête-nom pour bon nombre d'entreprises de courtage canadiennes). Les droits de vote rattachés aux parts de fiducie détenues par des courtiers en valeurs ou leur prête-nom ne peuvent être exercés (pour ou contre des résolutions) que sur les directives du porteur de parts véritable. À défaut de directives précises, il est interdit au courtier en valeurs ou à son prête-nom d'exercer les droits de vote rattachés aux parts de fiducie pour leurs clients. La Fiducie n'a connaissance d'aucune personne pour le compte de laquelle sont détenues les parts de fiducie immatriculées au nom de CDS & Co., un courtier en valeurs ou un autre prête-nom.

Aux termes de la réglementation applicable, les intermédiaires (notamment un courtier en valeurs ou un autre prête-nom) doivent solliciter des instructions de vote auprès des porteurs de parts véritables avant les assemblées de porteurs de parts. Chaque intermédiaire ou courtier en valeurs a ses propres procédures de mise à la poste et fournit ses propres directives de retour aux clients, directives que les porteurs de parts véritables doivent suivre rigoureusement pour que les droits de vote rattachés à leurs parts de fiducie soient exercés à l'assemblée ou à toute reprise de celle-ci. Le formulaire de procuration remis à un porteur de parts véritable par son courtier est souvent identique au formulaire de procuration fourni aux porteurs de parts inscrits; il ne vise, toutefois, qu'à donner des instructions aux porteurs de parts inscrits quant à la manière de voter au nom du porteur de parts véritable. Le porteur de parts véritable qui souhaite assister en personne et voter à l'assemblée doit se faire désigner comme son propre représentant à l'assemblée conformément aux directives de son intermédiaire. La majorité des courtiers en valeurs délèguent actuellement la responsabilité d'obtenir les instructions des clients à ADP Investor Communications Inc. (« **ADP** »). ADP poste généralement un formulaire de demande d'instructions de vote numérisable au lieu du formulaire de procuration. Le porteur véritable est prié de remplir et de renvoyer le formulaire de demande d'instructions de vote à ADP par la poste ou par télécopieur. Le porteur de parts véritable peut par ailleurs composer un numéro de téléphone sans frais et exercer les droits de vote rattachés aux parts de fiducie qu'il détient, ou encore donner ses instructions de vote par l'intermédiaire du site Web réservé aux votes d'ADP au www.proxyvotecanada.com. ADP compile ensuite les résultats de toutes les instructions reçues et donne des directives conformes quant à l'exercice des droits de vote rattachés aux parts de fiducie qui seront représentées à

l'assemblée ou à toute reprise de celle-ci. Le porteur de parts véritable qui reçoit un formulaire de demande d'instructions de vote ne peut s'en servir pour exercer les droits de vote rattachés à ses parts de fiducie directement à l'assemblée ou à toute reprise de celle-ci, ce formulaire de demande d'instructions de vote devant être renvoyé conformément aux directives d'ADP bien avant l'assemblée ou toute reprise de celle-ci, selon le cas, pour que les droits de vote rattachés aux parts de fiducie soient exercés.

TITRES COMPORTANT DROIT DE VOTE ET PRINCIPAUX PORTEURS DE CEUX-CI

Parts de fiducie

La Fiducie est autorisée à émettre un nombre illimité de parts de fiducie. À la date de clôture des registres, 54 659 711 parts de fiducie étaient émises et en circulation. Les porteurs de parts inscrits ont le droit de recevoir l'avis de convocation et d'assister à l'assemblée, en personne ou par procuration, et d'exprimer une voix par part de fiducie détenue lors de tout scrutin à l'assemblée. Le vote sur une question dont l'assemblée peut être saisie qui doit être approuvée par voie de résolution spéciale doit être mené par scrutin.

Lorsqu'une part de fiducie est détenue conjointement par plusieurs personnes, l'une d'elles peut voter à l'assemblée en personne ou par procuration à l'égard de cette part de fiducie, mais si plus d'une d'elles est présente à l'assemblée en personne ou par procuration, et que ces propriétaires conjoints ou leurs fondés de pouvoir alors présents ne s'entendent pas quant à l'exercice des droits de vote, ce vote censé être fait par un porteur de parts ou pour son compte est réputé valide, à moins qu'il ne soit contesté au plus tard au moment où il est exercé, le fardeau de la preuve d'invalidité reposant sur celui qui s'y oppose.

Parts échangeables

Conformément à une convention de fiducie relative au vote et à l'échange intervenue en date du 1er mai 2004 (la « **convention de fiducie relative au vote et à l'échange** ») entre la Fiducie, AltaGas Holding Limited Partnership No. 1 (« **AltaGas LP1** »), AltaGas Holding Limited Partnership No. 2 (« **AltaGas LP2** ») et Société de fiducie Computershare du Canada, en sa qualité de fiduciaire chargé du vote et de l'échange (le « **fiduciaire chargé du vote et de l'échange** »), la Fiducie a émis une part à droit de vote spéciale (la « **part à droit de vote spéciale** ») au fiduciaire chargé du vote et de l'échange pour le bénéfice des porteurs (sauf la Fiducie et les membres de son groupe) de parts de société en commandite de catégorie B d'AltaGas LP1 (les « **parts B de LP1** ») et de parts de société en commandite de catégorie B d'AltaGas LP2 (les « **parts B de LP2** » qui, collectivement avec les parts B de LP1, sont appelées les « **parts échangeables** »). La part à droit de vote spéciale confère un nombre de voix pouvant être exercées à l'assemblée correspondant au produit du nombre de parts échangeables en circulation à la date de clôture des registres multiplié par le nombre de voix que confère une part de fiducie à son porteur (le « **nombre équivalent de voix** »).

À la date de clôture des registres, AltaGas LP1 comptait 2 077 425 parts B de LP1 émises et en circulation échangeables globalement contre 2 077 425 parts de fiducie. À la date de clôture des registres, AltaGas LP2 ne comptait aucune part B de LP2 émise et en circulation.

PRINCIPAUX PORTEURS DES PARTS DE FIDUCIE ET DES PARTS ÉCHANGEABLES

À la connaissance du conseil d'administration et des membres de la haute direction d'AltaGas, aucune personne physique ou morale n'est propriétaire véritable, directement ou indirectement, de parts de fiducie ou de parts échangeables conférant globalement 10 % ou plus des droits de vote rattachés à la totalité des parts de fiducie et à la part à droit de vote spéciale émises et en circulation, ni n'exerce un contrôle ou une emprise sur un tel pourcentage.

QUORUM AUX FINS DE L'ASSEMBLÉE

À l'assemblée, le quorum est constitué d'au moins deux personnes assistant à l'assemblée ou y étant représentées par procuration et représentant au total au moins 5 % des droits de vote se rattachant à toutes les parts de fiducie et à la part à droit de vote spéciale émises et en circulation. Si le quorum n'est pas atteint à l'assemblée dans les 30 minutes qui suivent l'heure fixée pour la tenue de l'assemblée, l'assemblée est ajournée d'au moins sept jours à l'endroit et à l'heure que le président de l'assemblée peut fixer. À cette assemblée de reprise, les porteurs de parts présents soit en personne, soit par procuration, constituent le quorum.

MAJORITÉ REQUISE AUX FINS DE L'APPROBATION

Les résolutions précises que les porteurs de parts seront priés d'approuver à l'assemblée comprennent des résolutions concernant l'élection des administrateurs du commandité, la nomination des vérificateurs de la Fiducie, la reconduction de Société de fiducie Computershare du Canada dans ses fonctions de fiduciaire de la Fiducie et la modification du régime d'options d'achat de parts de fiducie de la Fiducie (au sens donné ci-après).

Les résolutions susmentionnées ne prendront effet que si elles sont approuvées à plus de la majorité de 50 % des voix exprimées à l'égard de ces résolutions par les porteurs de parts, ou pour leur compte, qui assistent à l'assemblée ou y sont représentés par procuration.

CONTEXTE ET ADMINISTRATION DE LA FIDUCIE

Contexte

Aux termes d'un plan d'arrangement (l'« **arrangement** ») en vertu de la *Loi canadienne sur les sociétés par actions* visant AltaGas Services Inc. (« **AltaGas Services** »), ses porteurs de titres et certaines autres parties, l'entreprise d'AltaGas Services a été restructurée afin de créer la Fiducie le 1er mai 2004 (la « **date de prise d'effet** ») et AltaGas Services a été fusionnée avec certains membres de son groupe et prorogée sous la dénomination AltaGas.

Structure organisationnelle

L'organigramme suivant illustre la structure organisationnelle actuelle de la Fiducie.


Porteurs de parts publics
Parts de fiducie
AltaGas Income Trust
Parts (100 %) et billets de Holding Trust
Actions ordinaires (100 %)
Parts de catégorie B (100 %)
AltaGas Holding Trust
Parts de catégorie A (100 %)
AltaGas General Partner Inc.
AltaGas Holding Limited Partnership No. 1
Parts de catégorie A (100 %)
0,01%
AltaGas Holding Limited Partnership No. 2
99,99 %
AltaGas Limited Partnership
Actions ordinaires (100 %) et dette
0,01 %
0,01 %
99,99 %
99,99 %
AltaGas Ltd.
PremStar Energy Canada Limited Partnership
ECNG Limited Partnershp
100 %
99,99 %
AltaGas Holdings Inc.
0,01 %
AltaGas Operating Partnership
0,15 %
99,85 %
22,59 %
AltaGas Power Holdings Partnership
77,36 %
0,05
AltaGas Pipeline Partnership
50 %
ASTC Power Partnership

En vertu de la législation en valeurs mobilières applicable, la Fiducie est tenue de divulguer certains renseignements la concernant. La Fiducie, toutefois, n'exerce aucune activité, n'a pas de dirigeants et est entièrement tributaire quant à ses résultats du rendement de ses filiales directes et indirectes, notamment AltaGas. La Fiducie n'a été créée qu'aux fins de détenir des investissements tel qu'il est décrit ci-après à la rubrique « Administration ». Le commandité et AltaGas sont chacun responsables de l'administration des différents aspects de la Fiducie conformément à la convention de délégation et à la convention d'administration, respectivement, tel qu'il est décrit ci-après. Par conséquent, outre l'information concernant la Fiducie, la présente circulaire d'information comprend de l'information concernant le commandité, le conseil d'administration et AltaGas.

Administration

La Fiducie est une fiducie d'investissement à capital variable non constituée en personne morale créée sous le régime des lois de la province d'Alberta par la déclaration de fiducie. La Fiducie a été créée dans le but, notamment, d'acquérir, de détenir, de transférer, d'aliéner et de négocier par ailleurs des titres, ou d'investir dans des titres d'AltaGas Holding Trust (« **Holding Trust** »), du commandité, d'AltaGas ou d'une personne avec laquelle ils ont des liens ou d'un membre de leur groupe, ou des titres émis par eux, ou des titres de toute autre société, société de personnes, fiducie ou autre personne, ou des titres émis par elles, exerçant des activités directement ou indirectement liées à la location ou à l'exploitation d'éléments d'actif ou de biens, ou les détenant en propriété, liées à la collecte, au traitement, au transport, à l'extraction, à l'achat, à l'entreposage ou à la vente de pétrole, de gaz naturel, de liquides du gaz naturel ou d'autres produits connexes, d'électricité ou d'autres formes d'énergie et à des activités connexes, ainsi que tous les autres investissements que le fiduciaire peut déterminer.

La déclaration de fiducie prévoit que les actifs et les affaires de la Fiducie sont assujettis au pouvoir, au contrôle et à l'autorité du fiduciaire. Sans limiter les pouvoirs et l'autorité de nature générale à l'égard des actifs et des affaires de la Fiducie accordés au fiduciaire, le fiduciaire dispose des pouvoirs et de l'autorité précis de faire ou de faire faire ce qui suit : a) superviser les activités et gérer les investissements et mener les affaires de la Fiducie; b) tenir des registres et fournir des rapports aux porteurs de parts; c) effectuer les versements de distributions aux porteurs de parts de fiducie; d) investir les fonds de la Fiducie; e) dans la mesure où cela est raisonnablement nécessaire, embaucher ou employer pour le compte de la Fiducie des personnes à titre de mandataires, de représentants, d'administrateurs, d'employés ou de fournisseurs indépendants (y compris, notamment, des conseillers en placement, des agents chargés de la tenue des registres, des agents des transferts, des preneurs fermes, des comptables, des avocats, des évaluateurs, des courtiers ou autres) à l'égard de une ou plusieurs fonctions; f) établir la démarche à suivre relativement aux limites de propriété par des non-résidents; g) sauf interdiction d'une loi applicable, déléguer des pouvoirs et des obligations du fiduciaire à l'égard de la Fiducie tel que prévu dans la déclaration de fiducie ou par ailleurs à un ou plusieurs mandataires, représentants, administrateurs, dirigeants, employés, fournisseurs indépendants ou autres personnes (y compris, notamment, le commandité ou AltaGas) sans engager la responsabilité du fiduciaire, sauf tel que prévu dans la déclaration de fiducie, et remplacer à l'occasion avec le consentement du commandité l'administrateur de la Fiducie; h) conclure ou exécuter les obligations de la Fiducie aux termes et à l'égard de l'une ou de l'autre ou de l'ensemble des conventions auxquelles la Fiducie devient partie; i) sans limite quant au montant, émettre tout type de titres de créance ou de titres de créance convertibles et emprunter des fonds ou contracter toute autre forme de dette pour réaliser les fins de la Fiducie ou pour d'autres dépenses engagées à l'égard de la Fiducie et conclure des arrangements de couverture à cet égard; j) garantir les obligations de toute autre personne contrôlée, directement ou indirectement, par la Fiducie et toute filiale de ceux-ci et toute autre filiale de la Fiducie conformément à une dette relative à des fonds empruntés ou d'autres obligations contractées par cette entité de bonne foi aux fins d'exercer ses activités, et nantir des titres et d'autres biens appartenant à la Fiducie à titre de sûreté relativement à ce cautionnement selon les directives du commandité; k) consentir une sûreté, sous quelque forme que ce soit, à l'égard d'une partie ou de la totalité des actifs de la Fiducie afin de garantir une partie ou la totalité des obligations de la Fiducie, y compris ses obligations aux termes d'un cautionnement selon les directives du commandité; et l) prendre toute autre mesure se rattachant ou liée à ce qui précède, et exercer tous les pouvoirs nécessaires ou utiles pour atteindre l'objectif et exercer les activités de la Fiducie, de promouvoir l'une ou l'autre des fins pour lesquelles la Fiducie est établie et respecter les dispositions de la déclaration de fiducie.

Tel que l'autorise expressément la déclaration de fiducie, le fiduciaire a délégué à AltaGas conformément à la convention d'administration (au sens donné ci-après) le pouvoir, l'autorité et la responsabilité du fiduciaire à l'égard des questions indiquées dans la convention d'administration. Voir ci-après « Convention d'administration ». De plus, le fiduciaire a délégué au commandité, conformément à la

convention de délégation (au sens donné ci-après), le pouvoir, l'autorité et la responsabilité du fiduciaire à l'égard des questions indiquées dans la convention de délégation. Voir ci-après « Convention de délégation ».

Convention d'administration

En règle générale, AltaGas fournit des services d'administration et de soutien à la Fiducie et est responsable de la gestion et de l'administration générale des affaires de la Fiducie, aux termes d'une convention d'administration intervenue en date du 1er mai 2004 entre AltaGas, la Fiducie, Holding Trust, le commandité, AltaGas LP1 et AltaGas LP2 (la « **convention d'administration** ») notamment le pouvoir et l'autorité à l'égard de ce qui suit : a) s'occuper de toutes questions relevant du fiduciaire aux termes de la déclaration de fiducie, qui ne sont pas par ailleurs déléguées aux termes de celle-ci, de la convention de délégation ou de la convention d'administration et, de façon générale, fournir les autres services au besoin ou à la demande du fiduciaire en ce qui concerne l'administration de la Fiducie; b) préparer toutes les déclarations, les documents à déposer et autres documents et prendre toutes les décisions nécessaires en ce qui concerne l'acquittement des obligations du fiduciaire aux termes de la déclaration de fiducie; c) autoriser et payer au nom de la Fiducie les charges d'exploitation engagées au nom de la Fiducie et négocier des contrats avec des tiers fournisseurs de services (y compris, notamment, les agents des transferts, les conseillers juridiques, les vérificateurs et les imprimeurs); d) sous réserve des directives et de l'approbation du commandité, traiter avec les banques et autres prêteurs institutionnels; e) sous réserve de l'approbation du commandité, calculer, déterminer et effectuer au nom de la Fiducie les distributions aux porteurs de parts de fiducie dûment payables par la Fiducie et administrer au nom de la Fiducie les régimes de réinvestissement des distributions et autres régimes analogues que la Fiducie peut établir à l'occasion; f) veiller au respect par la Fiducie de toutes les conventions signées par celle-ci et veiller à l'application de tous les droits de la Fiducie aux termes de ces conventions, y compris la convention de soutien et la convention de fiducie relative au vote et à l'échange; g) veiller au respect par la Fiducie de toutes les lois sur les valeurs mobilières applicables, y compris, notamment, les obligations d'information continue; h) sous réserve de l'approbation du commandité, préparer au nom de la Fiducie toute circulaire ou autre document d'information requis en vertu de la législation sur les valeurs mobilières applicable à l'égard d'une offre d'acquisition de titres d'une autre personne ou en réponse à une offre d'achat de parts de fiducie; i) fournir des services de relations avec les investisseurs à la Fiducie; j) convoquer et tenir toutes les assemblées annuelles ou extraordinaires des porteurs de parts aux termes de la déclaration de fiducie et, sous réserve de l'approbation du commandité, préparer tous les documents (y compris les avis de convocation aux assemblées et les circulaires d'information) à cet égard et veiller à leur distribution; et k) sous réserve de l'approbation du commandité, préparer et fournir ou faire fournir aux porteurs de parts en temps opportun toute l'information à laquelle les porteurs de parts ont droit aux termes de la déclaration de fiducie et en vertu des lois applicables, y compris les circulaires d'information ou de sollicitation de procurations, les notices annuelles, les prospectus, les rapports trimestriels et annuels, les avis, les rapports financiers et l'information fiscale concernant la Fiducie.

AltaGas offre des services d'administration analogues à ceux précités à Holding Trust, au commandité, à AltaGas LP1 et à AltaGas LP2 conformément à la convention d'administration, modifiée au besoin eu égard à la nature de l'entité et aux conditions et restrictions des documents constitutifs de Holding Trust, du commandité, d'AltaGas LP1 et d'AltaGas LP2, respectivement.

Convention de délégation

Outre la délégation de fonctions à AltaGas aux termes de la convention d'administration, le fiduciaire a également délégué certains de ses autres pouvoirs et autres obligations au commandité aux termes d'une convention de délégation intervenue en date du 1er mai 2004 entre la Fiducie, le commandité et le fiduciaire (la « **convention de délégation** »).

Aux termes de la convention de délégation, le fiduciaire a délégué au commandité les responsabilités suivantes : a) assumer la responsabilité de déterminer et de prendre ou de faire prendre toutes les mesures visant à déterminer les distributions (y compris la désignation de tout gain en capital) aux porteurs de parts; b) assumer la responsabilité de déterminer et de prendre ou de faire prendre les mesures liées au rachat des parts de fiducie; c) assumer la responsabilité de déterminer et de prendre ou de faire prendre les mesures liées au respect des restrictions contenues dans la déclaration de fiducie à l'égard de la propriété de parts de fiducie par des non-résidents; d) assumer la responsabilité de déterminer et de prendre ou de faire prendre les mesures liées à toutes les questions visant l'acquisition directe ou indirecte d'éléments d'actif de la Fiducie par la Fiducie et négocier les contrats à cet égard; e) assumer la responsabilité de déterminer et de prendre ou de faire prendre les mesures liées à toutes les questions relatives à un placement par la Fiducie; f) assumer la responsabilité d'émettre toutes les directives et d'approuver la négociation et l'obtention du financement ou du refinancement bancaire d'une ou de

plusieurs facilités de crédit, de facilités de couverture ou de swap ou autres facilités auxiliaires à l'égard de la Fiducie ou d'une autre entité dans laquelle la Fiducie détient une participation directe ou indirecte; g) approuver au nom de la Fiducie les états financiers annuels vérifiés et les états financiers intermédiaires non vérifiés de la Fiducie, ainsi que toute information fiscale pertinente; h) approuver au nom de la Fiducie toute l'information à laquelle les porteurs de parts ont le droit aux termes de la déclaration de fiducie et en vertu des lois applicables; i) prendre et exécuter, par l'intermédiaire du comité de vérification du conseil d'administration, toutes les mesures et prendre toutes les décisions et faire tous les autres actes pour la Fiducie, en son nom ou à son égard, tel que requis par la législation applicable ou qui sont souhaitables de la part d'un comité de vérification de la Fiducie; j) prendre et exécuter, par l'intermédiaire de comités du conseil d'administration, toutes les mesures et prendre toutes les décisions et faire tous les autres actes pour la Fiducie, en son nom ou à son égard, tel que requis par la législation applicable ou qui sont souhaitables de la part du comité applicable de l'organe directeur de la Fiducie; k) s'occuper de toute question dans le cadre d'une offre publique d'achat, d'une fusion, d'un regroupement, d'un arrangement, d'une réorganisation, d'une restructuration du capital, d'un achat ou d'un rachat de titres ou d'éléments d'actif d'une personne, d'un regroupement d'entreprises ou d'une autre opération analogue mettant en cause la Fiducie; et l) prendre toutes les autres mesures relatives à ce qui précède ou requises dans le cadre de ce qui précède.

POINTS À L'ORDRE DU JOUR DE L'ASSEMBLÉE

États financiers

À l'assemblée, les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2006 et le rapport des vérificateurs s'y rapportant seront présentés. Ces états financiers consolidés et le rapport de gestion s'y rapportant sont inclus dans le rapport annuel 2006 de la Fiducie.

Élection des administrateurs

Le conseil d'administration se compose actuellement de sept administrateurs, tous élus chaque année. Il est proposé de fixer à sept le nombre de candidats à l'élection au conseil d'administration et d'enjoindre au fiduciaire de veiller à ce que les personnes nommées ci-après soient élues administrateurs du commandité.

Les sept candidats suivants sont proposés par le commandité pour le compte du fiduciaire en tant que candidats à l'élection aux postes d'administrateur du commandité pour un mandat se terminant à la prochaine assemblée annuelle des porteurs de parts ou jusqu'à ce que leurs successeurs soient dûment élus ou nommés :

David W. Cornhill
Allan L. Edgeworth
Denis C. Fonteyne
Daryl H. Gilbert
Robert B. Hodgins
Myron F. Kanik
David F. Mackie

En cas de vacance dans la liste de ces candidats du fait que l'un d'eux ne peut ou ne souhaite pas agir en cette qualité, le pouvoir discrétionnaire que confèrent les procurations sera exercé afin de permettre au fiduciaire de voter pour l'élection d'une ou d'autres personnes nommées par le commandité pour le compte du fiduciaire. Le tableau qui suit donne les noms des candidats à l'élection aux postes d'administrateur, leur lieu de résidence, leur âge, leur fonction principale actuelle et, s'il y a lieu, leur fonction principale au cours des cinq dernières années, leur qualité d'administrateur indépendant ou d'administrateur non indépendant, l'année au cours de laquelle ils sont devenus administrateurs du commandité et le nombre de parts de fiducie et de parts échangeables, le cas échéant, dont ils sont propriétaires véritables ou sur lesquelles ils exercent un contrôle ou une emprise au 31 décembre 2006.

	Nom du candidat proposé[1)]	**Antécédents**	**Présence aux réunions du conseil, qualité de membre d'un comité et présence à ses réunions, et postes d'administrateur externe**
	**David W. Cornhill** Calgary (Alberta) Canada Âge : 53 ans Président du conseil, président et chef de la direction du commandité et d'AltaGas Administrateur non indépendant[2)] Administrateur depuis le 1er mai 2004 Administrateur d'AltaGas Services Inc. du 28 mars 1994 au 30 avril 2004 **Propriété :** Parts de fiducie : 292 772 Parts échangeables : 692 745 Nombre total de parts de fiducie équivalentes : 985 517 Options d'achat de parts de fiducie : Néant	David Cornhill est président du conseil, président et chef de la direction d'AltaGas et du commandité. M. Cornhill est membre fondateur d'AltaGas Services Inc., société devancière d'AltaGas Income Trust. Il remplit la fonction de président du conseil et chef de la direction depuis la création d'AltaGas Services Inc., soit le 1er avril 1994, et a été nommé administrateur d'AltaGas General Partner Inc. le 29 avril 2004. Avant de fonder AltaGas Services Inc., M. Cornhill a agi en qualité de vice-président, Finances et administration, et de trésorier au sein d'Alberta and Southern Gas Co. Ltd. de 1991 à 1993, et à titre de président et chef de la direction jusqu'au 31 mars 1994. M. Cornhill apporte au conseil une vaste expérience liée au pétrole et au gaz, dans les secteurs du traitement et du transport du gaz naturel.	**Présence :** Conseil (président) 10 sur 10 Environnement et sécurité 4 sur 4 **Qualité de membre actuel d'un conseil d'administration de société ouverte :** Taylor NGL Limited Partnership AltaGas Utility Group Inc.
	**Allan L. Edgeworth** Calgary (Alberta) Canada Âge : 56 ans Administrateur indépendant Administrateur depuis le 2 mars 2005 **Propriété :** Parts de fiducie : Néant Parts échangeables : Néant Nombre total de parts de fiducie équivalentes : Néant Options d'achat de parts de fiducie : 35 000	Allan Edgeworth est président d'ALE Energy Inc. depuis janvier 2005. M. Edgeworth a été président et chef de la direction d'Alliance Pipeline de 2001 à décembre 2004. M. Edgeworth a est entré au service d'Alliance Pipeline en 1998 en qualité de vice-président directeur et de chef de l'exploitation. Auparavant, M. Edgeworth a travaillé près de 20 ans au sein de Westcoast Energy à divers titres, dont celui de vice-président de l'Exploitation des pipelines et de premier vice-président des Affaires réglementaires.	**Présence :** Conseil 10 sur 10 Vérification 3 sur 3[3)] Environnement et sécurité 4 sur 4 **Qualité de membre actuel d'un conseil d'administration de société ouverte :** Emera Inc. Pembina Pipeline Income Fund Alberta Securities Commission

	Nom du candidat proposé[1]	Antécédents	Présence aux réunions du conseil, qualité de membre d'un comité et présence à ses réunions, et postes d'administrateur externe
	**Denis C. Fonteyne** Calgary (Alberta) Canada Âge : 71 ans Administrateur indépendant Administrateur depuis le 1er mai 2004 Administrateur d'AltaGas Services Inc. du 1er septembre 1998 au 30 avril 2004 **Propriété :** Parts de fiducie : 21 406 Parts échangeables : 14 894 Nombre total de parts de fiducie équivalentes : 36 300 Options d'achat de parts de fiducie : 15 000	Denis Fonteyne est expert-conseil dans le secteur du gaz naturel depuis 1997 et apporte plus de 40 années d'expérience du secteur au conseil d'AltaGas. M. Fonteyne a occupé divers postes de cadre supérieur dans le secteur pétrolier et gazier, le dernier en date étant celui de vice-président directeur au sein de CanStates Gas Marketing.	**Présence :** Conseil 10 sur 10 Ressources humaines et rémunération 4 sur 5 Environnement et sécurité 4 sur 4 **Qualité de membre actuel d'un conseil d'administration de société ouverte :** M. Fonteyne n'est membre d'aucun autre conseil d'administration de société ouverte.
	**Daryl H. Gilbert[4]** Calgary (Alberta) Canada Âge : 55 ans Administrateur indépendant Administrateur depuis le 1er mai 2004 Administrateur d'AltaGas Services Inc. du 4 mai 2000 au 30 avril 2004 **Propriété :** Parts de fiducie : 36 800 Parts échangeables : Néant Nombre total de parts de fiducie équivalentes : 36 800 Options d'achat de parts de fiducie : 15 000	Daryl Gilbert est un homme d'affaires indépendant depuis janvier 2005. Auparavant, M. Gilbert était président et chef de la direction de Gilbert Laustsen Jung Associates Ltd., société d'experts-conseils en génie.	**Présence :** Conseil 9 sur 10 Vérification 5 sur 5 Ressources humaines et rémunération 3 sur 5 **Qualité de membre actuel d'un conseil d'administration de société ouverte :** Canetic Resources Trust Kereco Energy Ltd. Nexstar Energy Ltd. MGM Energy Corp. Globel Direct Inc.
	**Robert B. Hodgins** Calgary (Alberta) Canada Âge : 55 ans Administrateur indépendant Administrateur depuis le 2 mars 2005 **Propriété :** Parts de fiducie : 2 000 Parts échangeables : Néant Nombre total de parts de fiducie équivalentes : 2 000 Options d'achat de parts de fiducie : 35 000	Robert Hodgins est un homme d'affaires indépendant depuis novembre 2004. Auparavant, M. Hodgins a agi en qualité de chef des finances de Pengrowth Energy Trust de 2002 à 2004. Avant cela, M. Hodgins a été vice-président et trésorier de Canadien Pacifique Limitée de 1998 à 2002 et chef de finances de TransCanada Pipelines Limited de 1993 à 1998.	**Présence :** Conseil 10/10 Vérification 5/5 Gouvernance 3/3[5] **Qualité de membre actuel d'un conseil d'administration de société ouverte :** Enerflex Systems Ltd. Fairborne Energy Ltd. Shiningbank Energy Ltd. MGM Energy Corp.

	Nom du candidat proposé[1]	Antécédents	Présence aux réunions du conseil, qualité de membre d'un comité et présence à ses réunions, et postes d'administrateur externe
	**Myron F. Kanik** Calgary (Alberta) Canada Âge : 66 ans Administrateur principal Administrateur indépendant Administrateur depuis le 1er mai 2004 Administrateur d'AltaGas Services Inc. du 1er juin 2001 au 30 avril 2004 **Propriété :** Parts de fiducie : 27 530 Parts échangeables : 15 631 Nombre total de parts de fiducie équivalentes : 43 161 Options d'achat de parts de fiducie : 15 000	Myron Kanik est l'administrateur principal et est président de Kanik and Associates Ltd., société de conseils dans le secteur de l'énergie, depuis 1999. M. Kanik jouit d'une vaste expérience dans le secteur du gaz naturel, notamment en qualité de sous-ministre du ministère de l'Énergie de l'Alberta et à titre de président de l'Association canadienne de pipelines d'énergie. Il agit actuellement à titre d'expert-conseil auprès du secteur de l'énergie.	**Présence :** Conseil 10 sur 10 Gouvernance 6 sur 6 Ressources humaines et rémunération 5 sur 5 **Qualité de membre actuel à un conseil d'administration de société ouverte :** Pembina Pipeline Income Fund Canada Southern Petroleum Ltd.
	**David F. Mackie** Houston (Texas) États-Unis Âge : 69 ans Administrateur indépendant Administrateur depuis le 1er mai 2004 Administrateur d'AltaGas Services Inc. du 12 janvier 1995 au 30 avril 2004 **Propriété :** Parts de fiducie : 964 530 Parts échangeables : Néant Nombre total de parts de fiducie équivalentes : 964 530 Options d'achat de parts de fiducie : 15 000	David Mackie est un expert-conseil en gaz naturel établi aux États-Unis qui fait des placements en capital de risque. M. Mackie apporte une vaste expérience au conseil d'administration d'AltaGas; il a en effet travaillé plus de 32 ans dans divers postes de cadre, principalement au sein d'El Paso Natural Gas Co. et de Transco Energy Co. Il jouit également d'une vaste expérience comme expert-conseil auprès de nombreuses grandes sociétés du secteur de l'énergie et du projet de Maritimes and Northeast Pipeline.	**Présence :** Conseil 10 sur 10 Gouvernance 6 sur 6 Ressources humaines et rémunération 5 sur 5 **Qualité de membre actuel d'un conseil d'administration de société ouverte :** M. Mackie n'est membre d'aucun autre conseil d'administration de société ouverte.

Notes :

1) En date du 31 décembre 2006, les candidats à l'élection aux postes d'administrateur du commandité détenaient collectivement environ 4 % du nombre total de parts de fiducie émises et en circulation. L'information concernant les parts de fiducie et les parts échangeables en propriété porte à la fois sur les parts de fiducie dont chaque candidat est propriétaire véritable direct ou indirect et sur les parts de fiducie et les parts échangeables sur lesquelles il exerce une emprise ou un contrôle; tous les candidats ont fourni cette information en date du 31 décembre 2006.
2) M. David Cornhill, en qualité de président et chef de la direction d'AltaGas General Partner Inc. et de membre de la direction, n'est pas considéré comme indépendant.
3) M . Allan L. Edgeworth a été nommé membre du comité de vérification au deuxième trimestre de 2006.
4) M. Daryl H. Gilbert, administrateur du commandité, est aussi administrateur de Globel Direct, Inc. (« Globel »). Globel a fait l'objet d'une interdiction d'opérations prononcée par l'Alberta Securities Commission et la British Columbia Securities Commission le 7 novembre 2002, car elle n'avait pas déposé ses états financiers annuels pour l'exercice terminé le 31 mai 2002 et ses états financiers intermédiaires pour son premier trimestre terminé le 31 août 2002 dans les délais prescrits. Globel a déposé ses états financiers annuels et ses états financiers intermédiaires le 20 décembre 2002 et l'ordonnance d'interdiction d'opérations a été levée le 20 décembre 2002.
5) M. Robert B. Hodgins a été nommé membre du comité de gouvernance au deuxième trimestre de 2006.

Politique en matière de retraite à l'intention des administrateurs

La fiducie a approuvé une politique en matière de retraite à l'intention des administrateurs, aux termes de laquelle ceux-ci conviennent de quitter leurs fonctions d'administrateur à 75 ans pour prendre leur retraite.

Nomination des vérificateurs

Sauf indication dans une procuration selon laquelle le porteur de parts refuse son approbation au fiduciaire de veiller à la nomination de Ernst & Young s.r.l. (« **E&Y** »), en tant que vérificateurs d'AltaGas et de la Fiducie,

les personnes nommées dans le formulaire de procuration ci-joint entendent donner au commandité pour le compte du fiduciaire l'approbation de veiller à la nomination d'E&Y en tant que vérificateurs de la Fiducie, pour un mandat se terminant à la prochaine assemblée annuelle des porteurs de parts suivant l'assemblée, moyennant la rémunération devant être fixée par le commandité. Les honoraires versés à E&Y au cours de 2005 et de 2006 s'établissent comme suit :

Honoraires de vérification

Le total des honoraires facturés par E&Y, vérificateurs externes de la Fiducie, pour les services de vérification s'est chiffré à 478 969 $ en 2006 et à 595 187 $ en 2005.

Honoraires pour services liés à la vérification

Le total des honoraires facturés par E&Y, vérificateurs externes de la Fiducie, pour les services de certification et services connexes qui étaient raisonnablement liés à l'exécution de la vérification ou à l'examen des états financiers de la Fiducie et n'étaient pas compris dans les honoraires de vérification ci-dessus s'est chiffré à 11 175 $ en 2006 et à 10 000 $ en 2005. Il s'agissait de conseils comptables.

Honoraires pour services fiscaux

Le total des honoraires facturés par E&Y, vérificateurs externes de la Fiducie, pour les services professionnels en matière de conformité fiscale, conseils fiscaux et planification fiscale s'est chiffré à 8 325 $ en 2006 et à 15 879 $ en 2005. Il s'agissait de services fiscaux et de planification fiscale.

Autres honoraires

Le total des honoraires facturés par E&Y, vérificateurs externes de la Fiducie, pour les produits et services autres que les services susmentionnés s'est chiffré à 92 415 $ en 2006 et à 175 224 $ en 2005. Il s'agissait de services de traduction et d'honoraires non liés à la vérification et à la fiscalité.

Cette information paraît également à la page 53 de la notice annuelle 2006 de la Fiducie.

E&Y sont les vérificateurs d'AltaGas Services (la société devancière d'AltaGas) depuis le 30 avril 1997 et sont devenus les vérificateurs de la Fiducie à la date de prise d'effet de l'arrangement.

Des représentants d'E&Y seront présents à l'assemblée et auront l'occasion de prendre la parole et de répondre aux questions pertinentes.

Reconduction du fiduciaire dans ses fonctions

La déclaration de fiducie prévoit que les actifs et les affaires de la Fiducie sont assujettis au pouvoir, contrôle et autorité du fiduciaire. Société de fiducie Computershare du Canada est le fiduciaire de la Fiducie et agit également en qualité d'agent des transferts et agent chargé de la tenue des registres des parts de la Fiducie.

Le fiduciaire de la Fiducie a été nommé à ce titre dès la création de la Fiducie. La durée initiale du mandat du fiduciaire devait expirer à la conclusion de la troisième assemblée annuelle des porteurs de parts, soit le 26 avril 2007. La déclaration de fiducie prévoit qu'à cette occasion les porteurs de parts reconduiront le fiduciaire dans ses fonctions ou lui nommeront un remplaçant pour un autre mandat de trois ans. Société de fiducie Computershare du Canada a convenu d'agir en qualité de fiduciaire pour un autre mandat de trois ans.

Les candidats de la direction, s'ils sont désignés comme fondés de pouvoir, ont l'intention d'exercer les droits de vote rattachés à la procuration en faveur de la résolution approuvant la reconduction de Société de fiducie Computershare du Canada dans ses fonctions de fiduciaire de la Fiducie et autorisant le conseil d'administration du commandité à fixer leur rémunération, sauf si un porteur de parts a précisé dans sa procuration qu'il s'abstient de voter sur la résolution. Si le porteur de parts n'indique pas s'il vote pour ou contre la résolution ou s'abstient de voter sur celle-ci, les délégués de la direction comptent voter en faveur de la résolution. Si la résolution ne reçoit pas l'assentiment des porteurs de parts, la déclaration de fiducie prévoit que le commandité peut nommer un fiduciaire ayant les compétences requises.

Approbation relative à la modification apportée au régime d'options d'achat de parts de fiducie

AltaGas a adopté un régime d'options d'achat de parts de fiducie (le « régime d'options d'achat de parts de fiducie ») dans le cadre de l'arrangement comme formule permanente de prime d'encouragement variable à long terme pour les administrateurs, les dirigeants, les salariés, les experts-conseils et d'autres membres du personnel de la Fiducie et de ses filiales, dont AltaGas. Le nombre et l'octroi d'options d'achat de parts de fiducie continueront d'être fonction du rendement individuel et serviront d'incitatif au recrutement, au maintien en fonction et à la motivation de membres du personnel hautement qualifiés. Les facteurs considérés dans l'octroi de nouvelles options d'achat de parts de fiducie et les conditions rattachées à celles-ci comprendront la mesure dans laquelle les cibles de rendement individuel ont été atteintes et le niveau d'options d'achat de parts de fiducie octroyées à des personnes ayant un poste et des compétences analogues au sein d'AltaGas et de sociétés comparables.

Au 1er mars 2007, 968 550 options d'achat de parts de fiducie (représentant environ 0,17 % de la totalité des parts de fiducie et des parts échangeables émises et en circulation à cette date) sont actuellement émises et en circulation dans le cadre du régime d'options d'achat de parts de fiducie.

Les principales dispositions du régime d'options d'achat de parts de fiducie actuel de la Fiducie s'établissent comme suit :

- des conventions écrites seront conclues entre AltaGas et chaque titulaire d'options à qui une option d'achat de parts de fiducie est octroyée (une « **convention relative aux options d'achat de parts de fiducie** »); ces conventions établiront le nombre de parts de fiducie visées par l'option, le prix de levée, les dates et conditions d'acquisition, la période de levée ainsi que d'autres conditions approuvées par le conseil d'administration, le tout conformément aux dispositions du régime d'options d'achat de parts de fiducie;

- le nombre de parts de fiducie mises de côté aux fins de leur émission aux termes des options d'achat de parts de fiducie octroyées aux initiés de la Fiducie ne dépassera pas 10 % du nombre de parts de fiducie et de parts échangeables émises et en circulation;

- le nombre de parts de fiducie qui peuvent être émises à des initiés en un an représentera tout au plus 10 % des parts de fiducie et des parts échangeables émises et en circulation;

- le prix de levée d'une option d'achat de parts de fiducie sera fixé par le conseil d'administration, compte tenu des restrictions imposées par la Bourse de Toronto (la « TSX » ou la « Bourse »), et représentera, dans tous les cas, un montant au moins équivalent au cours de clôture des parts de fiducie à la TSX le jour de bourse précédant immédiatement la date de l'octroi de l'option d'achat de parts de fiducie;

- la période de levée au cours de laquelle un titulaire d'options peut lever une option d'achat de parts de fiducie (sous réserve des restrictions applicables en matière d'acquisition) débute à la date de l'octroi de l'option d'achat de parts de fiducie au titulaire d'options en question et se termine tout au plus dix années plus tard;

- le titulaire d'options ne peut céder ni transférer aucun de ses droits ou intérêts relativement au régime d'options d'achat de parts de fiducie, en totalité ou en partie, directement ou par effet de la loi ou de quelque autre manière, sauf par voie testamentaire, en vertu des lois relatives à la succession et à la distribution ou si la cession ou le transfert est prévu dans la convention relative aux options d'achat de parts de fiducie qu'il a conclue, sous réserve des exigences de la TSX ou d'une autre manière permise par la TSX. Ces droits ou intérêts pourront être exercés pendant la vie du titulaire d'options uniquement par celui-ci ou par ses représentants légaux ou après son décès ou lorsqu'il cesse d'être un administrateur, un dirigeant, un salarié, un consultant ou un membre du personnel d'AltaGas ou d'un membre de son groupe ou du commandité, et ce, uniquement de la manière prescrite dans la convention relative aux options d'achat de parts de fiducie conclue avec le titulaire d'options;

Procédure de modification

Comme point d'intérêt particulier, les porteurs de parts seront invités à l'assemblée à considérer et, s'ils le jugent approprié, à adopter la résolution présentée à l'annexe B ci-jointe, approuvant une modification au régime d'options d'achat de parts de fiducie. Pour être adoptée, la résolution doit être approuvée à la majorité des voix exprimées sur la question à l'assemblée. Les modifications au régime d'options d'achat de parts de fiducie suivent nécessairement la production, par la TSX, de l'avis du personnel 2006-0001 daté du 6 juin 2006 (l'« **avis de la TSX** »), qui exige l'approbation des porteurs de parts pour toutes les modifications, dont les modifications ministérielles, en ce qui a trait aux ententes de rémunération fondées sur des titres (comme le régime d'options d'achat de parts de fiducie) pour tous les émetteurs dont le régime ne renferme que des dispositions générales en matière de modification après le 30 juin 2007. Les dispositions de modification du régime d'options d'achat de parts de fiducie ont été adoptées par les porteurs de parts et octroient actuellement au conseil d'administration un pouvoir général de modification :

a) sans le consentement des porteurs de parts afin de rendre le régime d'options d'achat de parts de fiducie conforme à la loi applicable ou aux exigences de la TSX, sous réserve de l'approbation de cette dernière;

b) avec le consentement des porteurs de parts pour quelque raison que ce soit, si la TSX l'exige.

Conformément à ces pouvoirs de modification, le conseil d'administration peut apporter des modifications au régime d'options d'achat de parts de fiducie à condition d'obtenir toutes les approbations requises de la part des autorités de réglementation ou des porteurs de parts.

Aux termes de l'avis de la TSX, ces dispositions de modification générales ne seront plus valides après le 30 juin 2007. Par conséquent, la direction de la Fiducie propose que les dispositions de modification du régime d'options d'achat de parts de fiducie, article 11, soient remplacées par les nouvelles dispositions de modification reproduites ci-dessous et présentées à l'annexe B (les « **dispositions de modification** »). Les nouvelles dispositions de modification ont été approuvées par le conseil d'administration le 28 février 2007 et ont reçu l'approbation conditionnelle de la TSX, mais sont subordonnées à l'approbation des porteurs de parts à l'assemblée.

Régime d'options d'achat de parts de fiducie

Le nouveau projet d'article 11 du régime d'options d'achat de parts de fiducie se lit comme suit :

11. **Modification et résiliation du régime.** Sous réserve des exceptions présentées ci-dessous, le conseil d'administration peut modifier, suspendre ou résilier le régime, ou toute partie de celui-ci ou toute option, à tout moment, et peut le faire sans l'approbation des porteurs de parts, sous réserve des dispositions de la loi applicable, le cas échéant, qui exige l'approbation des porteurs de parts ou d'une autorité gouvernementale ou de réglementation (notamment la Bourse). Néanmoins, le conseil d'administration peut apporter le genre de modifications suivantes au régime sans demander l'approbation des porteurs de parts :

    a) les modifications de nature administrative ou ministérielle dont, notamment, toute modification qui vise à corriger une ambiguïté, une erreur ou une omission dans le régime, ou à corriger ou à étoffer une disposition du régime qui est incompatible avec toute autre disposition de celui-ci;

    b) les modifications nécessaires au respect des dispositions de la loi applicable (notamment les règles, règlements et politiques de la Bourse);

    c) les modifications voulues pour que les octrois soient admissibles à un traitement favorable en vertu des lois applicables;

    d) les modifications touchant l'administration du régime;

    e) toute modification visant à réduire le prix d'option d'une option détenue par un non-initié;

f) toute modification aux dispositions de dévolution du régime ou à quelque octroi que ce soit;

g) toute modification apportée aux dispositions de résiliation anticipée du régime ou à quelque octroi que ce soit, peu importe si l'octroi est détenu par un initié, pourvu que la modification n'entraîne pas une prolongation de l'octroi au-delà de la date d'expiration initiale;

h) toute modification apportée aux dispositions de résiliation du régime ou à quelque octroi que ce soit, sauf si l'octroi est détenu par un initié dans le cas d'une modification ayant pour effet de prolonger la durée de l'octroi, pourvu que la modification n'entraîne pas une prolongation de l'octroi au-delà de sa date d'expiration initiale;

i) l'ajout de quelque forme que ce soit d'aide financière par la Fiducie pour l'acquisition de parts par toutes les catégories de titulaires d'options ou par certaines d'entre elles aux termes du régime, et la modification ultérieure d'une disposition semblable;

j) les modifications voulues pour suspendre ou résilier le régime;

k) toute autre modification, fondamentale ou autre, pour laquelle l'approbation des porteurs de parts n'est pas requise en vertu de la loi applicable.

L'approbation des porteurs de parts sera requise pour le genre de modifications suivantes :

(i) toute modification qui a pour effet de réduire le prix d'option d'une option détenue par un initié;

(ii) toute modification qui a pour effet de prolonger la durée d'une option détenue par un initié au-delà de sa date d'expiration initiale, sauf tel que le permet autrement le régime;

(iii) les modifications que les porteurs de parts doivent approuver en vertu de la loi applicable (y compris les règles, les règlements et les politiques de la Bourse).

En cas d'incompatibilité entre les paragraphes a) à k) et les paragraphes (i) à (iii) précités, ce sont ces derniers qui ont préséance.

Sauf disposition expresse aux présentes, aucune mesure du comité, du conseil d'administration ou des porteurs de parts ne peut modifier ou compromettre les droits d'un titulaire d'options sans que celui-ci n'y consente dans le cadre d'un octroi préalable.

La TSX a approuvé conditionnellement les dispositions de modification, sous réserve du consentement des porteurs de parts. Par conséquent, à l'assemblée, les porteurs de parts seront invités à examiner et, s'ils le jugent souhaitable, à approuver la résolution présentée à l'annexe B des présentes. La résolution doit être approuvée à la majorité des voix exprimées en personne ou par procuration à l'assemblée par les porteurs de parts.

Le régime d'options d'achat de parts de fiducie, tel qu'il est modifié par la modification précédente, pourra être examiné au siège social d'AltaGas situé au 1700, 355 – 4th Street S.W. (Calgary) Alberta, pendant les heures d'ouverture habituelles jusqu'à la date de l'assemblée, inclusivement.

Les candidats de la direction, s'ils sont désignés comme fondés de pouvoir, ont l'intention d'exercer les droits de vote rattachés à la procuration en faveur de la résolution mentionnée précédemment, sauf si un porteur de parts a précisé sur sa procuration que les droits de vote rattachés à ses parts de fiducie doivent être exercés contre la résolution. Si le porteur de parts n'indique pas s'il vote pour ou contre la résolution susmentionnée, les candidats de la direction ont l'intention de voter en faveur de la résolution.

CERTAINES PERSONNES ET SOCIÉTÉS INTÉRESSÉES DANS DES QUESTIONS À L'ORDRE DU JOUR DE L'ASSEMBLÉE

Sauf ce qui est énoncé aux présentes, pour autant que sachent le commandité et AltaGas, aucun membre actuel du conseil d'administration, ni aucun candidat au conseil d'administration, ni aucun membre de la haute direction d'AltaGas, respectivement, à tout moment depuis le début du dernier exercice de la Fiducie, ni aucune personne avec laquelle ils ont des liens ni aucun membre de leur groupe, n'ont quelque intérêt important, directement ou indirectement, en raison de leur propriété véritable de titres ou autrement, dans quelque question à l'ordre du jour de l'assemblée, si ce n'est de l'élection des administrateurs ou de la nomination des vérificateurs.

INITIÉS INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

À la connaissance du commandité et d'AltaGas, aucun initié de la Fiducie, ni aucun candidat au conseil d'administration du commandité, ni aucune personne avec laquelle ils ont des liens ni aucun membre de leur groupe n'ont quelque intérêt important, directement ou indirectement, dans une opération depuis le début du dernier exercice terminé de la Fiducie, ou dans une autre opération proposée, qui a eu un effet ou qui est susceptible d'avoir un effet important sur la Fiducie ou l'une de ses filiales.

Aux fins de la présente circulaire d'information, un « initié » s'entend, dans le contexte de la Fiducie, d'un administrateur ou d'un membre de la haute direction d'une filiale de la Fiducie, y compris, sans restriction, le commandité, Holding Trust, AltaGas LP1, AltaGas LP2 et AltaGas.

PRÊTS AUX ADMINISTRATEURS ET AUX MEMBRES DE LA HAUTE DIRECTION

Pour autant que sachent le commandité et AltaGas, aucune personne qui est, ou qui a été à tout moment au cours du dernier exercice terminé, un administrateur du commandité ou un membre de la haute direction d'AltaGas, un candidat proposé à l'élection à un poste d'administrateur du commandité, ou une personne avec laquelle ils ont respectivement des liens ou dont la dette envers une autre entité est ou a été depuis le début du dernier exercice terminé de la Fiducie fait l'objet d'un cautionnement, d'une convention de soutien, d'une lettre de crédit ou d'un autre arrangement ou accord analogue consentis par la Fiducie ou l'une de ses filiales, n'est ou n'a été endettée à quelque moment depuis le début du dernier exercice terminé de la Fiducie envers la Fiducie ou l'une de ses filiales.

GOUVERNANCE DE LA FIDUCIE

Généralités

Conformément à la convention de délégation, le conseil d'administration du commandité est responsable de la gestion de l'entreprise et des affaires de la Fiducie en général et estime que de saines pratiques en matière de gouvernance contribuent à améliorer le rendement et profitent à tous les porteurs de parts. C'est pourquoi le conseil d'administration souscrit à un standard élevé en matière de gouvernance. De plus, conformément à une convention unanime des actionnaires intervenue en date du 1er mai 2004 entre le commandité, AltaGas LP1, AltaGas LP2 et AltaGas (la « **convention unanime des actionnaires** »), AltaGas a accordé au commandité le pouvoir, entre autres, des administrateurs d'AltaGas de nommer les membres de la haute direction d'AltaGas et d'administrer ou de superviser la gestion de l'entreprise et des affaires d'AltaGas.

Le commandité, pour le compte de la Fiducie, a structuré sa gouvernance de manière à respecter les lois et instructions générales applicables, notamment l'*Instruction générale 41-201 relative aux fiducies de revenu et autres placements indirects*, le *Règlement 52-110 sur le comité de vérification* (le « **Règlement 52-110** »), l'*Instruction générale 58-201 sur la gouvernance* (l'« **IG 58-201** ») et le *Règlement 58-101 sur l'information concernant les pratiques en matière de gouvernance* (le « **Règlement 58-101** »). **Une description des pratiques en matière de gouvernance du commandité renvoyant expressément au Règlement 58-101 et au Règlement 52-110 est présentée à l'Annexe A – Énoncé des pratiques en matière de gouvernance du commandité de la présente circulaire d'information.** Le conseil d'administration estime que les politiques et pratiques en matière de gouvernance du commandité sont conformes en tous points aux exigences du Règlement 52-110 et du Règlement 58-101 ainsi qu'aux lignes directrices de l'IG 58-201. De plus, le commandité se tient au fait des mesures législatives et autres politiques en matière de gouvernance et cherche à rajuster de manière proactive ses pratiques en matière de gouvernance en vue de ces possibles nouvelles exigences.

Le conseil d'administration s'acquitte de ses responsabilités directement et par l'intermédiaire de ses comités. À l'occasion de réunions à dates fixes, les administrateurs et la direction d'AltaGas s'entretiennent des questions se rapportant à la stratégie et à l'entreprise de la Fiducie. Actuellement, le conseil d'administration se réunit au moins cinq fois par année et, en 2006, il a tenu dix réunions. La nature des activités dont le conseil d'administration s'entretient et s'occupe à l'occasion d'une réunion en particulier est dictée par l'état actuel de l'entreprise de la Fiducie ainsi que des occasions et des risques que la Fiducie doit envisager à ce moment. Toutefois, à chaque réunion trimestrielle prévue du conseil d'administration, le conseil d'administration examine la situation financière consolidée de la Fiducie et ses résultats d'exploitation consolidés, ainsi qu'un rapport de tous les comités qui se sont réunis depuis la dernière réunion du conseil.

Le conseil d'administration du commandité a clairement défini les responsabilités de la direction en délimitant les rôles et responsabilités du président et chef de la direction et du chef des finances du commandité, et en établissant les mandats respectifs du conseil d'administration et de ses comités.

Comités du conseil

Le conseil d'administration a créé quatre comités : le comité de vérification, le comité de gouvernance, le comité de l'environnement et de la sécurité et le comité des ressources humaines et de la rémunération. Tous les membres du comité de vérification, du comité de gouvernance et du comité des ressources humaines et de la rémunération sont des administrateurs « indépendants » au sens du Règlement 52-110. De plus, une majorité des membres du comité de l'environnement et de la sécurité sont des administrateurs indépendants.

Aux termes de la convention unanime des actionnaires, les comités du conseil d'administration du commandité ont préséance sur le commandité et AltaGas quant aux questions visées par leurs mandats respectifs.

Comité de vérification

Le conseil d'administration a élaboré un mandat écrit énonçant les rôles et responsabilités du comité de vérification et délimitant les fonctions des membres du comité de vérification. Le conseil d'administration examine annuellement ce mandat. Le comité de vérification passe en revue les états financiers annuels et intermédiaires de la Fiducie et fait des recommandations au conseil d'administration relativement à ces états financiers. Le comité de vérification examine également la nature et la portée de la vérification annuelle telle qu'elle a été proposée par les vérificateurs et la direction ainsi que le caractère suffisant des méthodes et des systèmes de contrôle comptable interne au sein d'AltaGas. Le comité de vérification doit s'assurer que la direction a mis en œuvre un système efficace de contrôle interne et que la direction fait rapport à cet égard.

Le comité de vérification se réunit régulièrement avec les vérificateurs de la Fiducie, en l'absence de la direction, et a des voies de communication directes avec les vérificateurs internes et externes de la Fiducie en vue de discuter et d'examiner au besoin des questions précises.

Le texte intégral de la charte du comité de vérification et d'autres renseignements sur les membres du comité de vérification, ses fonctions, la surveillance et les vérificateurs externes sont présentés à la rubrique « Charte du comité de vérification » dans la notice annuelle de la Fiducie datée de mars 2007. La notice annuelle se trouve sur SEDAR au www.sedar.com.

Le comité de vérification se compose actuellement de MM. Allan L. Edgeworth, Daryl H. Gilbert et Robert B. Hodgins, tous des administrateurs indépendants. M. Robert B. Hodgins est le président du comité de vérification.

Comité de gouvernance

Le comité de gouvernance est chargé d'élaborer l'ensemble de la gouvernance de la Fiducie et des membres de son groupe, d'évaluer continuellement les questions de gouvernance et de faire des recommandations au conseil d'administration quant aux pratiques en matière de gouvernance de la Fiducie.

Le comité de gouvernance se compose actuellement de MM. Myron F. Kanik, Robert B. Hodgins et David F. Mackie, tous des administrateurs indépendants. M. Myron F. Kanik préside le comité et est l'administrateur principal.

Comité de l'environnement et de la sécurité

Le comité de l'environnement et de la sécurité surveille les politiques, pratiques et procédures des membres du groupe de la Fiducie, y compris AltaGas et ses filiales, en matière d'environnement, de santé et de sécurité, et fait à cet égard des recommandations pertinentes au conseil d'administration. Le comité a établi un système de gestion des risques environnementaux et en surveille le fonctionnement au moyen de rapports périodiques.

Le comité de l'environnement et de la sécurité se compose actuellement de MM. David W. Cornhill, Denis C. Fonteyne et Allan L. Edgeworth, MM. Fonteyne et Edgeworth étant des administrateurs indépendants. M. Denis C. Fonteyne préside le comité.

Comité des ressources humaines et de la rémunération

Le comité des ressources humaines et de la rémunération est notamment chargé de l'élaboration des politiques de rémunération appropriées pour les membres de la haute direction d'AltaGas et d'évaluer le rendement de la haute direction. Ces responsabilités comprennent l'élaboration de rapports et la formulation de recommandations au conseil d'administration pour examen et approbation.

Le comité des ressources humaines et de la rémunération se compose actuellement de MM. Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik et David F. Mackie, tous des administrateurs indépendants. M. Myron F. Kanik préside le comité.

RÉMUNÉRATION DE LA DIRECTION

Tel qu'il est indiqué ci-dessus sous la rubrique « Contexte et administration de la Fiducie », la Fiducie n'a pas de personnel de direction, la gestion et l'administration de la Fiducie étant respectivement déléguées au commandité et à AltaGas. Par conséquent, la présente section donne de l'information sur la rémunération versée aux membres de la haute direction d'AltaGas. Comme il est décrit à la rubrique « Rapport sur la rémunération du personnel et des membres de la haute direction », la rémunération des membres de la haute direction d'AltaGas, à l'instar de celle du personnel d'AltaGas, inclut une rémunération à court et à long termes comportant des éléments fixes et variables visant à reconnaître et à récompenser le rendement individuel et à offrir un niveau de rémunération concurrentiel par rapport à l'industrie.

Aux fins de la présente section, par « **membre de la haute direction** » on entend le président et tout vice-président du conseil d'administration du commandité, le président, tout vice-président responsable d'une unité fonctionnelle, d'une division ou d'une fonction principale telle que les ventes, les finances ou la production, et tout membre de la direction d'une filiale de la Fiducie, y compris AltaGas ou une filiale d'AltaGas, qui s'acquitte d'une fonction d'élaboration des politiques à l'égard de la Fiducie, ou toute autre personne qui s'acquitte d'une fonction d'élaboration des politiques à l'égard de la Fiducie. Par « **membre de la haute direction désigné** », on entend, collectivement :

a) le président et chef de la direction du commandité et d'AltaGas;

b) le chef des finances du commandité et d'AltaGas;

c) les trois membres de la haute direction d'AltaGas les mieux rémunérés, autres que le chef de la direction et le chef des finances, qui occupaient un poste de haute direction à la fin du dernier exercice terminé et dont le total du salaire et de la prime était supérieur à 150 000 $;

d) toute autre personne à l'égard de laquelle la communication des renseignements aurait été effectuée aux termes de c) si ce n'est du fait qu'elle n'était pas un dirigeant d'AltaGas à la fin du dernier exercice terminé.

Le tableau qui suit présente les renseignements concernant la rémunération versée par AltaGas à ses membres de la haute direction désignés pour les trois derniers exercices terminés. **Avant la date de prise d'effet de l'arrangement, certaines personnes parmi les suivantes étaient des membres de la haute direction désignés d'AltaGas Services. Par conséquent, l'information concernant les membres de la haute direction désignés pour ces périodes antérieures se rapporte à leur qualité de membres de la haute direction de cette entité devancière.**

Nom et fonctions principales	Exercice terminé le 31 déc.	Rémunération annuelle – Salaire ($)	Rémunération annuelle – Prime ($)[1]	Rémunération annuelle – Autre rémunération annuelle[2] ($)	Rémunération à long terme – Gratifications – Nombre de titres visés par des options /DPVA octroyés[3]	Rémunération à long terme – Gratifications – Parts subordonnées aux restrictions de revente ($)	Rémunération à long terme – Versements – Versements au titre du régime d'intéressement à long terme ($)	Toute autre rémunération[4)5)] ($)
David W. Cornhill Président du conseil, président et chef de la direction	2006	500 000	462 345	-	48 225	-	-	739 304
	2005	435 000	424 700	-	3 000	-	-	1 065 447
	2004	415 000	725 000	-	40 030	-	-	454 018
Richard M. Alexander[6] Vice-président directeur, chef de l'exploitation et chef des finances	2006	186 667	-	-	80 000	-	-	514 000
	2005	-	-	-		-	-	-
	2004	-	-	-		-	-	-
Patricia M. Newson[7] Première vice-présidente	2006	-	324 479	-	-	-	-	323 873
	2005	263 542	163 800	-	2 000	-	-	486 383
	2004	250 000	312 800	-	42 907	-	-	214 598
Marshal L. Thompson Premier vice-président, Relations extérieures et risques d'entreprise	2006	214 000	123 814	-	10 000	-	-	36 717
	2005	201 250	97 611	-	900	-	-	17 924
	2004	185 000	96 687	-	15 863	-	-	15 817
Dennis A. Dawson Vice-président, chef du contentieux et secrétaire général	2006	208 000	118 800	-	6 750	-	-	236 812
	2005	198 000	122 208	-	1 400	-	-	334 686
	2004	190 000	201 250	-	14 164	-	-	139 875
Massimiliano Fantuz[8] Vice-président, président de PremStar	2006	198 720	260 854	-	-	-	-	14 904
	2005	192 000	62 993	-	-	-	-	14 208
	2004	48 000	-	-	-	-	-	3 504

Notes :

1) Le montant des primes indiqué comprend la prime gagnée au cours des exercices respectifs. Voir la description plus détaillée présentée ci-après sous la rubrique « Rémunération de la direction – Régime d'intéressement à court terme. »

2) Sauf indication contraire ci-dessus, la valeur de toute autre rémunération annuelle n'était pas supérieure au moindre de ce qui suit : 50 000 $ ou 10 % du total du salaire annuel et de la prime de chaque membre de la haute direction désigné au cours de chaque exercice.

3) Voir la description plus détaillée du régime d'intéressement à moyen terme présentée ci-après sous la rubrique « Rémunération de la direction – Régime d'intéressement à moyen terme ».

4) AltaGas effectue des cotisations aux termes du régime d'épargne d'achat de parts des salariés, du REER collectif (pour David W. Cornhill) et du régime de retraite. Comprend aussi les sommes versées aux termes du RIMT. Ces régimes sont respectivement décrits plus amplement sous les rubriques « Rémunération de la direction – Régime d'épargne d'achat d'actions des salariés », « Rémunération de la direction – REER collectif », « Rémunération de la direction – Régime de retraite » et « Rémunération de la direction – Régime d'intéressement à moyen terme ».

5) Y compris des montants versés en 2004, en 2005 et en 2006, respectivement, relativement à un changement de contrôle aux termes des contrats de travail passés avec David W. Cornhill, Patricia M. Newson et Dennis A. Dawson. Les contrats de travail et les arrangements de maintien en fonction nécessaires par suite du changement de contrôle sont plus amplement décrits ci-après aux rubriques

« Rémunération de la direction – Contrats de travail » et « Rémunération de la direction – Maintien en fonction du personnel dans le cadre du changement de contrôle ».

6) Richard M. Alexander est entré au service d'AltaGas en qualité de premier vice-président, Finances et chef des finances le 1er mai 2006.

7) Patricia M. Newson était première vice-présidente, Finances et chef des finances jusqu'au 1er mai 2006. Depuis le 1er mai 2006, Patricia M. Newson est première vice-présidente.

8) Massimiliano Fantuz est entré au service d'AltaGas le 6 octobre 2004 lors de l'acquisition des actifs de PremStar Energy Canada Inc.

Contrats de travail

AltaGas Services Inc. était partie à un contrat de travail passé avec chacune des personnes suivantes : M. David W. Cornhill, président du conseil, président et chef de la direction d'AltaGas; Mme Patricia M. Newson, première vice-présidente; et M. Dennis A. Dawson, vice-président, chef du contentieux et secrétaire général d'AltaGas (collectivement, les « **contrats de travail** »). Ces contrats de travail ont été modifiés et mis à jour en date du 1er mai 2004 relativement à l'arrangement de sorte qu'ils comportent, pour l'essentiel, des modalités analogues. Chacun des contrats de travail modifiés et mis à jour a pris effet le 1er mai 2004. Les modalités des contrats passés avec MM. Cornhill et Dawson demeurent en vigueur indéfiniment. Le contrat de cadre modifié et mis à jour passé avec Mme Newson a pris fin en date du 1er janvier 2006, sauf l'obligation de faire tous les paiements exigibles dans le cadre de son emploi au sein d'AltaGas, y compris ceux qui sont indiqués au tableau de la rémunération de la haute direction ci-dessus. Les salaires de base prévus dans les contrats de chacun des membres de la haute direction désignés sont indiqués dans le tableau sur la rémunération annuelle présenté ci-dessus.

Le contrat de travail modifié et mis à jour passé avec M. Cornhill prévoit que ce contrat peut être résilié par AltaGas pour un motif valable ou en cas d'invalidité permanente de M. Cornhill et sera automatiquement résilié à son décès. Le contrat de travail modifié et mis à jour permet aussi à AltaGas de résilier ce contrat en donnant un avis et en versant un montant (l'« **allocation de retraite** ») équivalant à la somme : a) de deux fois le salaire de base annuel versé à M. Cornhill au cours du dernier mois d'emploi complet; b) de deux fois son salaire annuel de base multiplié par le pourcentage annuel de la prime visée; c) d'un montant en espèces équivalant à la valeur des droits aux prestations pour une période de deux ans et d) d'une somme en espèces équivalant au produit de 24 fois la valeur de l'allocation automobile qui lui est versée mensuellement.

Si, pendant la durée du contrat de travail modifié et mis à jour passé avec M. Cornhill, il se produisait un changement de contrôle (au sens donné ci-après), M. Cornhill aura droit, en tout temps au cours d'une période de six mois à un an suivant la date de prise d'effet d'un tel changement de contrôle, de mettre fin à son emploi auprès d'AltaGas en donnant un avis de 60 jours en ce sens. Le cas échéant, si AltaGas résilie son contrat de travail modifié et mis à jour par suite d'un changement de contrôle, M. Cornhill aura droit à une allocation de retraite équivalant à la somme a) de 30 mois de rémunération, dont le montant sera calculé à l'aide du salaire de base brut versé mensuellement à M. Cornhill au cours du dernier mois d'emploi complet, b) de 30 fois le produit du salaire de base mensuel au moment du changement de contrôle multiplié par le pourcentage annuel de la prime visée; c) d'un montant en espèces équivalant à la valeur des droits aux prestations pour une période de 30 mois et d) d'une somme en espèces équivalant au produit de 30 fois la valeur de l'allocation automobile qui lui est versée mensuellement. Un « changement de contrôle » pour l'application des contrats de travail de MM. Cornhill et Dawson comprend l'acquisition d'une position de contrôle par un moyen quel qu'il soit et le mot « contrôle » signifie le pouvoir de décider de la direction et des politiques d'AltaGas ou du membre de son groupe concerné ou de faire en sorte d'en décider, étant entendu qu'une prise de contrôle inversée d'AltaGas ne saurait constituer un changement de contrôle pour autant que plus de la moitié des administrateurs d'AltaGas en poste immédiatement avant la prise de contrôle inversée constituent plus de la moitié du conseil d'administration de l'autre société associée à la prise de contrôle inversée d'AltaGas suivant la prise de contrôle inversée. La définition de changement de contrôle dans chacun des contrats de travail modifiés et mis à jour a été modifiée pour refléter le fait, compte tenu de la structure organisationnelle de la Fiducie illustrée à la rubrique « Contexte et administration de la Fiducie – Contexte » de la présente circulaire d'information, qu'un changement de contrôle peut se produire en acquérant le contrôle des parts de fiducie d'AltaGas ou d'une des entités d'AltaGas figurant dans la structure.

M. Cornhill peut mettre fin à son emploi auprès d'AltaGas en donnant un préavis de six mois en ce sens. Dans ce cas, M. Cornhill a le droit de recevoir l'allocation de retraite.

Le contrat de travail modifié et mis à jour de M. Dawson a été révisé et est maintenant, pour l'essentiel, le même que celui de M. Cornhill, sauf pour ce qui est de l'allocation de retraite payable aux termes du contrat de travail modifié et mis à jour de M. Dawson, qui équivaut à deux fois la somme : a) du salaire de base annuel versé à M. Dawson au cours du dernier mois d'emploi complet; b) du produit du salaire de base annuel en vigueur au cours du dernier d'emploi multiplié par le pourcentage annuel de la prime visée; c) de la valeur des droits aux prestations pour une période d'un an; et d) de la valeur de l'allocation automobile annuelle; et si M. Dawson met fin à son

emploi auprès d'AltaGas pour un motif autre qu'un changement de contrôle (au sens donné ci-après), il n'aura pas droit à l'allocation de retraite. M. Dawson a le droit, à tout moment au cours d'une période allant de six à neuf mois suivant la date de prise d'effet d'un changement de contrôle, de mettre fin à son emploi auprès d'AltaGas et de recevoir l'allocation de retraite en donnant un avis de 60 jours en ce sens.

AltaGas a passé un contrat de travail avec Massimiliano Fantuz en date du 6 octobre 2004 dans le cadre de la convention d'achat et de vente aux termes de laquelle la Fiducie a acquis les actifs de PremStar Energy Canada Inc. et d'ECNG Inc., contrat de travail d'une durée allant jusqu'au 31 mars 2009. Le salaire de base prévu au contrat est indiqué dans le tableau de la rémunération de la haute direction présenté ci-dessus. Le contrat de travail de M. Fantuz peut être résilié par AltaGas pour un motif valable ou en cas d'invalidité permanente de M. Fantuz et sera automatiquement résilié à son décès. Le contrat de travail permet aussi à AltaGas de résilier ce contrat en donnant un avis et en versant un montant (l'« allocation de retraite ») équivalant à la somme : a) du double du salaire de base annuel (ou du salaire de base annuel seul après le 31 mars 2008) versé à M. Fantuz au cours du dernier mois d'emploi complet; b) de la prime payable à M. Fantuz chaque année à compter de la date de résiliation jusqu'au 31 mars 2009; et c) d'un montant en espèces équivalant à la valeur de certains droits aux prestations jusqu'à la date de cessation d'emploi. Si, pendant la durée du contrat de travail de M. Fantuz, il se produit un « changement de contrôle » (au sens donné ci-après), M. Fantuz a le droit, dans les 30 jours qui suivent la date de prise d'effet du changement de contrôle, de mettre fin à son emploi auprès d'AltaGas en donnant un avis en ce sens dans ce délai. Dans ce cas, ou si AltaGas résilie le contrat de travail de M. Fantuz après le changement de contrôle, M. Fantuz a droit à l'allocation de retraite.

Un « changement de contrôle » pour l'application du contrat de travail de M. Fantuz désigne la totalité ou quasi-totalité des activités de commercialisation de l'énergie, dont la vente en gros et au détail de produits de base ainsi que la gestion d'actifs d'entreposage, de transport et de distribution, exercées par PremStar Energy Canada Limited Parthership, en date du contrat de travail, ou des activités de services de mandataire et de consultation auprès des utilisateurs finaux d'énergie en ce qui a trait à la commercialisation de l'énergie, dont la vente en gros et au détail de produits de base ainsi que la gestion d'actifs d'entreposage, de transport et de distribution, et de gestion de l'utilisation finale et de consultation en ce qui a trait à la commercialisation de l'énergie, exercées par ECNG Energy L.P., qui sont vendues ou autrement cédées à une entité qui n'est pas : a) ECNG Energy L.P., en date du contrat de travail, ou PremStar Energy Canada Limited Partnership, ni b) un ayant cause d'ECNG Energy L.P. ou de PremStar Energy Canada Limited Partnership, ni c) un membre ou plus du groupe d'AltaGas.

Si M. Fantuz met fin à son emploi auprès d'AltaGas pour une raison autre qu'un changement de contrôle (au sens donné ci-dessus), il n'a pas droit à l'allocation de retraite.

AltaGas s'est engagée à passer des contrats de travail avec MM. Richard M. Alexander et David R. Wright, respectivement.

Sauf aux termes des contrats de travail décrits ci-dessus, il n'existe aucun plan ni aucun arrangement relatif à la rémunération que des membres de la haute direction désignés ont reçue ou pouvaient recevoir au cours du dernier exercice terminé afin de les indemniser en cas de cessation de leur emploi ou de modification de leurs responsabilités par suite d'un changement de contrôle.

Maintien en fonction du personnel dans le cadre du changement de contrôle

La restructuration de l'entreprise d'AltaGas Services pour créer la Fiducie aux termes de l'arrangement constitue un changement de contrôle aux termes des contrats de travail passés avec MM. Cornhill et Dawson et avec Mme Newson.

Par suite de ce changement de contrôle, M. Cornhill, Mme Newson et M. Dawson avaient chacun le droit de mettre fin à leur emploi auprès d'AltaGas Services et de recevoir l'allocation de retraite qui leur était respectivement payable en pareil cas. Afin de ne pas perdre ces précieux employés et leur connaissance approfondie d'AltaGas Services, AltaGas a conclu des ententes avec chacun des membres de la haute direction désignés aux termes desquelles ils ont renoncé à leurs droits de mettre fin à leur emploi auprès d'AltaGas Services en raison de ce changement de contrôle. Chacun des membres de la haute direction désignés a en outre convenu le 1er mai 2004 de rester au service d'AltaGas aux termes des contrats de travail modifiés et mis à jour après la réalisation de l'arrangement en contrepartie d'une prime de maintien en fonction correspondant à ce qui leur était payable aux termes de leur contrat de travail respectif. Les paiements ont été structurés sous forme d'unités acquises en fonction

du rendement (« **UR** ») et de quatre versements en espèces égaux sur une période de 21 mois, soit le 31 juillet 2004, le 31 janvier 2005, le 31 juillet 2005 et le 31 janvier 2006.

Le montant total des primes de maintien en fonction payables à chacun des membres de la haute direction désignés correspond aux allocations de retraite qui auraient été payables au membre de la direction désigné aux termes de son contrat de travail par suite du changement de contrôle. Le montant total des primes de maintien en fonction, notamment la valeur des UR à la date de l'octroi, payées à chacun des membres de la haute direction désignés s'établissait respectivement comme suit : David W. Cornhill, 1 837 101 $; Patricia M. Newson, 950 490 $; et Dennis A. Dawson, 699 375 $. Les membres de la haute direction désignés devaient être au service d'AltaGas à la date de paiement des versements échelonnés pour recevoir le versement et doivent être au service d'AltaGas le 2 mars 2007 pour recevoir le montant intégral des versements et des UR. Les UR sont assujetties aux critères d'acquisition liés au rendement indiqués à la rubrique « Rémunération de la direction – Régime d'intéressement à moyen terme ».

Il a été convenu qu'à la suite du transfert par AltaGas de ses actifs liés aux services publics à AltaGas Utility Group Inc. en novembre 2005 Mme Newson deviendrait présidente et chef de la direction d'AltaGas Utility Group Inc. et consacrerait, environ 60 % de son temps et de ses efforts sur le plan professionnel à cette société en 2006 et environ 80 % en 2007, tout en conservant ses postes de chef des finances du commandité et de première vice-présidente, Finances et de chef des finances d'AltaGas. Le 1er mai 2006, Richard M. Alexander est entré au service d'AltaGas en qualité de premier vice-président et chef des finances. Mme Newson est devenue première vice-présidente.

Régime d'intéressement à court terme

Tous les membres de la haute direction désignés et la plupart des salariés d'AltaGas participent au régime d'intéressement à court terme. Aux termes du régime d'intéressement à court terme, AltaGas verse des primes chaque année après la fin de l'exercice. Afin de récompenser le rendement individuel, l'admissibilité à la rémunération aux termes du régime d'intéressement à court terme est liée au rendement individuel, ainsi qu'au rendement de l'équipe et de l'entreprise. Plus le poste est élevé dans la hiérarchie, plus la pondération des mesures de la société est grande.

Le rendement de l'équipe et le rendement individuel de chaque employé sont évalués chaque année en fonction des objectifs établis au début de chaque année. Les objectifs de rendement de l'équipe englobent notamment les résultats de l'unité fonctionnelle comme le rendement du capital investi ou le bénéfice d'exploitation. Les objectifs de rendement individuel englobent des cibles individuelles prédéterminées.

Le rendement de l'entreprise est mesuré en fonction des résultats financiers consolidés pondérés quant à 50 % sur le rendement des capitaux propres et quant à 50 % sur le bénéfice net par part par rapport à une cible prédéterminée pour chaque tranche au début de chaque année.

Régime d'intéressement à moyen terme

AltaGas a adopté un régime d'intéressement à moyen terme (« **RIMT** ») à l'intention de ses administrateurs, dirigeants et salariés. Le régime d'intéressement à moyen terme vise à lier une tranche de la rémunération à risque à l'atteinte d'objectifs de rendement d'AltaGas et de la Fiducie, et ainsi à attirer, à motiver et à maintenir en fonction du personnel hautement qualifié.

Les primes envisagées aux termes du RIMT seront octroyées sous forme d'unités subalternes acquises en fonction du temps (« **US** ») et d'unités subalternes liées au rendement (« **UR** »). À moins que le comité des ressources humaines et de la rémunération n'en décide autrement, les US deviendront acquises quant à un tiers par année au cours d'une période de trois ans à compter de l'année de l'octroi, sous réserve de l'atteinte de certains niveaux de rendement par AltaGas et la Fiducie au cours de chaque année de la période d'acquisition. Les UR deviendront acquises à la fin d'une période de trois ans à compter de l'année de l'octroi, sous réserve de l'atteinte d'un niveau de rendement par AltaGas et la Fiducie au cours de la période d'acquisition de trois ans.

Le comité des ressources humaines et de la rémunération du conseil d'administration du commandité fixera à son absolue discrétion les critères d'acquisition liés au rendement pertinents aux fins du volet US et du volet UR du régime. Ce pouvoir a été délégué au commandité aux termes de la convention unanime des actionnaires.

Le RIMT fonctionne comme suit :

a) le conseil d'administration approuve chaque octroi aux termes du RIMT qui est fonction de l'atteinte relative des objectifs de rendement individuels et du niveau de rémunération total versé à des personnes ayant des compétences et des responsabilités analogues au sein d'AltaGas et d'entités de taille comparable;

b) après l'établissement d'une gratification à une personne, la valeur au comptant de la gratification est convertie en unités entières fictives (soit des US, soit des UR, au gré du conseil d'administration) correspondant au nombre de parts de fiducie entières que l'octroi de cette personne lui aurait permis d'acquérir à la date de l'octroi, en fonction de la juste valeur marchande (la « **JVM** ») des parts de fiducie. À cette fin, la JVM des parts de fiducie correspond à la moyenne des cours de clôture des parts de fiducie à la TSX (ou si les parts de fiducie ne sont alors pas inscrites à la cote de la TSX, toute autre Bourse à la cote de laquelle les parts de fiducie sont inscrites) sur la période de 20 jours de Bourse qui précède la date de l'octroi;

c) les US et les UR suivent la valeur des parts de fiducie au cours de la période d'acquisition applicable et les distributions sur les parts de fiducie au cours de cette période sont réputées être versées aux dates de distribution sur chaque UR et US et réinvesties pour l'acquisition d'autres unités entières fictives, et s'accumulent au profit de cette personne dans les comptes tenus pour cette personne, en vue de lui être payés si l'acquisition a lieu;

d) dès l'acquisition de US ou de UR, et sous réserve de l'atteinte des critères de rendement applicables, AltaGas a la faculté de payer la JVM des US ou des UR (y compris les unités additionnelles acquises moyennant le réinvestissement des distributions accumulées à l'égard de celles-ci), selon le cas, au comptant ou en parts de fiducie d'une valeur équivalente acquises par l'administrateur du régime sur le marché libre.

Le tableau suivant fait état du nombre total d'US, d'UR et d'options d'achat de parts de fiducie, s'il y a lieu, détenues au 31 décembre 2006, ainsi que de la valeur marchande des US, des UR et des options d'achat de parts de fiducie, s'il y a lieu, à leur date d'octroi respective et de leur calendrier d'acquisition.

Nom	**Nombre de titres visés par des options /DPVA octroyés**	**Pourcentage du total des options /DPVA octroyés au personnel au cours de l'exercice**	**Prix de levée ou prix de base ($/titre)[1)]**	**Valeur marchande des titres visés par des options/DPVA à la date de l'octroi ($/titre)**
David W.	32 719[2)]	18,66 %	-	17,03 $
Cornhill	7 311[3)]	44,86 %	-	17,03 $
	3 000[5)]	25,35 %	-	24,71 $
	48 225[10)]	43,20 %	-	25,92 $
Richard M.	40 000[7)]	100 %	-	29,41 $
Alexander	15 000[8)]	100 %	-	29,41 $
	15 000[9)]	100 %	-	27,66 $
	10 000[10)]	7,17 %	-	25,92 $
Patricia M.	19 971[2)]	11,39 %	-	17,03 $
Newson	2 936[3)]	18,02 %	-	17,03 $
	20 000[4)]	66,67 %	-	21,45 $
	2 000[5)]	16,90 %	-	24,71 $
Marshal L.	10 863[2)]	6,20 %	-	17,03 $
Thompson	5 000[4)]	16,67 %	-	21,45 $
	900[5)]	7,61 %	-	24,71 $
	4 000[6)]	7,36 %	-	29,63 $
	6 000[10)]	5,38 %	-	25,92 $

Nom	Nombre de titres visés par des options /DPVA octroyés	Pourcentage du total des options /DPVA octroyés au personnel au cours de l'exercice	Prix de levée ou prix de base ($/titre)1)	Valeur marchande des titres visés par des options/DPVA à la date de l'octroi ($/titre)
Dennis A. Dawson	12 676[2)]	7,23 %	-	17,03 $
	1 488[3)]	9,13 %	-	17,03 $
	1 400[5)]	11,83 %	-	24,71 $
	2 750[6)]	5,06 %	-	29,63 $
	4 000[10)]	3,58 %	-	25,92 $

Notes :

1) Le prix de base varie en fonction du cours des parts de fiducie sur le marché libre.
2) UR : date d'acquisition le 2 mars 2007. Pour M. Cornhill, Mme Newson et M. Dawson, ce chiffre comprend les UR octroyées tel qu'il est décrit sous la rubrique « Rémunération de la direction – Maintien en fonction du personnel dans le cadre du changement de contrôle ».
3) US : un tiers des US ont été acquises le 2 mars 2005 et un autre tiers le 2 mars 2006, et elles ont été versées conformément au RIMT. Les sommes versées aux termes du RIMT sont incluses dans le tableau de la rémunération de la haute direction désignés sous la colonne « Toute autre rémunération ». Le tiers qui reste des US indiquées dans le tableau ont été acquises le 2 mars 2007.
4) UR : la date d'acquisition est le 10 novembre 2007.
5) US : un tiers ont été acquises le 2 mars 2006 et ont été versées conformément au RIMT. Les sommes versées aux termes du RIMT sont incluses dans le tableau de la rémunération des membres de la haute direction désignés sous la colonne « Toute autre rémunération ». Les deux tiers qui restent des US indiquées dans le tableau sont acquises à raison du tiers le 2 mars 2007 et d'autant le 2 mars 2008.
6) UR : la date d'acquisition est le 1er mars 2009.
7) UR : la date d'acquisition est le 1er mai 2009.
8) US : acquisition quant au premier tiers le 1er mai 2007, quant au deuxième tiers le 1er mai 2008 et quant au dernier tiers le 1er mai 2009.
9) US : acquisition quant au premier tiers le 1er juillet 2007, quant au deuxième tiers le 1er juillet 2008 et quant au dernier tiers le 1er juillet 2009.
10) UR : la date d'acquisition est le 11 décembre 2009.

Régime d'options d'achat de parts de fiducie

AltaGas a adopté un régime d'options d'achat de parts de fiducie en vue de maintenir une forme de rémunération incitative variable à long terme à l'intention des administrateurs, des dirigeants, des salariés, des consultants et des autres membres du personnel de la Fiducie et de ses filiales, y compris AltaGas. Le nombre et l'octroi d'options d'achat de parts de fiducie continueront d'être fonction du rendement individuel et serviront d'incitatif au recrutement, au maintien en fonction et à la motivation de membres du personnel hautement qualifiés. Les facteurs examinés dans le cadre de l'octroi de nouvelles options d'achat de parts de fiducie et les conditions de ces options d'achat de parts de fiducie comprendront l'atteinte relative des objectifs de rendement individuels et le niveau des options d'achat de parts de fiducie octroyées à des personnes ayant des compétences et des responsabilités analogues au sein d'AltaGas et de sociétés comparables.

En 2006, les porteurs de parts ont approuvé des modifications au régime d'options d'achat de parts de fiducie. Ces modifications prévoient que le nombre maximal de parts de fiducie pouvant être émises à la levée de toutes les options d'achat de parts de fiducie octroyées aux termes du régime d'options d'achat de parts de fiducie, de même que les parts de fiducie qui peuvent être assujetties à des options aux termes d'autres ententes de rémunération à base de titres, ne doit pas représenter plus de 10 % du total des parts de fiducie en circulation et des autres titres échangeables contre des parts de fiducie, y compris les parts échangeables, ou un nombre plus élevé de parts de fiducie qui aura été déterminé par le conseil d'administration et approuvé, s'il y a lieu, par les porteurs de parts et par la TSX, sans toutefois dépasser le nombre maximal de parts de fiducie permis aux termes des règles de la TSX.

Aucune option d'achat de parts de fiducie n'a été octroyée aux membres de la haute direction désignés au cours de l'exercice terminé le 31 décembre 2006.

Régime d'épargne d'achat d'actions des salariés

AltaGas a un régime d'épargne d'achat de parts des salariés, qui est en vigueur depuis mai 2004. Tous les salariés d'AltaGas peuvent y participer. Les salariés peuvent cotiser jusqu'à 10 % de leur salaire de base au régime d'épargne. AltaGas égalera les cotisations des salariés jusqu'à un maximum de 2,5 % du salaire de base des salariés ayant au plus trois années de service; de 3,75 % du salaire de base des salariés ayant de trois à six années de service; et de 5 % du salaire de base des salariés ayant plus de six années de service. Les cotisations des salariés peuvent être investies dans des parts de fiducie, un fonds de placement à court terme ou une combinaison de ces placements. Les cotisations d'AltaGas sont investies dans des parts de fiducie.

REER collectif

Le 1er juillet 2005, AltaGas a établi un régime de retraite tel qu'il est décrit ci-après sous la rubrique « Rémunération de la direction – Régime de retraite et régime supplémentaire de retraite à l'intention des membres de la haute direction ». Avant le 1er juillet 2005, AltaGas coordonnait un régime enregistré d'épargne retraite (« **REER** ») collectif (le « **REER collectif** ») dans le cadre duquel les cotisations versées par les salariés dans leur REER autogéré leur donnaient droit à une cotisation patronale correspondant à 80 % des cotisations salariales, jusqu'à concurrence de 4,8 % du salaire de base. AltaGas continuera de permettre aux salariés de participer à un REER, mais compte tenu de l'établissement du régime CD (au sens donné ci-après), elle cessera de verser des cotisations en contrepartie de cotisations versées au REER, sauf dans le cas de David W. Cornhill, président et chef de la direction, qui continue d'en recevoir en guise de participation au régime de retraite à cotisations déterminées d'AltaGas.

Régime de retraite et régime supplémentaire de retraite à l'intention des membres de la haute direction

Régime de retraite à cotisations déterminées (régime CD) d'AltaGas

Le 1er juillet 2005, AltaGas a établi un régime de retraite enregistré pour ses salariés, y compris les membres de la haute direction. Le régime CD prévoit le versement de cotisations patronales correspondant à 4 % du salaire de base du salarié, plus une cotisation versée en contrepartie des cotisations salariales facultatives, fondée sur les années de service et allant jusqu'à 2 % du salaire de base. Tous les salariés permanents, à l'exception du président et chef de la direction, participent au régime CD. Les cotisations versées par AltaGas au nom des salariés leur sont acquises après deux années de service auprès d'AltaGas ou d'une société affiliée. Les salariés décident du placement des cotisations salariales et patronales dans l'une ou plusieurs des 18 options de placement offertes dans le cadre du régime.

Régime supplémentaire de retraite à l'intention des membres de la haute direction (« RSRD ») d'AltaGas

Le 1er juillet 2005, AltaGas a établi un régime de retraite à prestations déterminées non enregistré à l'intention des membres de la haute direction pour arrondir leur épargne-retraite au titre des régimes d'AltaGas (le REER collectif et le régime CD). La rente du RSRD est établie de sorte que la valeur de la rente totale de chaque participant est égale à la valeur d'une rente annuelle au titre d'un régime à prestations déterminées correspondant à 2 % du salaire moyen des trois années les mieux rémunérées du participant, multipliée par les années de services validables.

Aux fins du calcul de la rente :

a) Le salaire est le salaire de base du participant, plus 50 % de sa prime visée.

b) Au moment de l'adhésion au RSRD, les années de service accomplies auprès d'AltaGas en excédent de cinq ans sont reconnues d'office en tant que services validables.

c) Pour chaque année ultérieure, le participant se verra créditer deux années de services validables jusqu'à ce que sa période de services validables corresponde à ses années de service auprès d'AltaGas. Par la suite, une année de services continus correspondra à une année de services validables.

d) La rente de retraite est une rente réversible, comportant une période garantie d'au moins cinq ans. Si le participant est marié au moment de son départ à la retraite, à son décès, et à la fin de la période garantie, la rente est réduite à 60 % et est versée au conjoint sa vie durant;

e) Le participant qui compte au moins cinq années de services validables peut prendre sa retraite dès l'âge de 55 ans. La rente qu'il s'est constituée dans le cadre du régime sera réduite de 3 % par année qui sépare la date de sa retraite de son 60e anniversaire.

Le RSRD versera la différence entre la valeur de la rente de retraite totale établie tel qu'il est indiqué ci-dessus et la valeur de la rente constituée par le participant dans le cadre du régime CD et le REER collectif. Cette prestation au titre du RSRD sera versée au participant sous forme de paiements égaux à compter de la date de sa retraite jusqu'à son 70e anniversaire.

Les prestations du RSRD seront versées à même les produits d'exploitation d'AltaGas au fur et à mesure que les paiements arrivent à échéance. La garantie de la provision actuarielle sera fournie au moyen d'une lettre de crédit. Toutefois, celle-ci n'a pas encore été établie.

Le tableau ci-après fournit une estimation du revenu de retraite combiné d'un membre de la haute direction au titre du RSRD, du régime CD et du REER collectif selon les salaires et les années de service indiqués.

Rémunération[1]	Années de service validables		
	5	10	15
200 000	20 000 $	40 000 $	60 000 $
250 000	25 000 $	50 000 $	75 000 $
300 000	30 000 $	60 000 $	90 000 $
350 000	35 000 $	70 000 $	105 000 $
400 000	40 000 $	80 000 $	120 000 $
500 000	50 000 $	100 000 $	150 000 $
600 000	60 000 $	120 000 $	180 000 $
700 000	70 000 $	140 000 $	210 000 $

1) Par « rémunération », on entend le salaire annuel, majoré de 50 % de la prime visée. Les années de services validables des membres de la haute direction désignés et la rente à laquelle ils auront droit sont inscrites ci-après, sous leur nom. La rente a été calculée en fonction de leur salaire maximal moyen actuel et en présumant qu'ils demeureront au service d'AltaGas jusqu'à l'âge de 60 ans.

Membres de la haute direction désignés[1]	David W. Cornhill	Richard M. Alexander	Marshal L. Thompson	Dennis A. Dawson
Années de services validables jusqu'au 31 décembre 2006	9,25	0,67	3,00	5,92
Rente constituée au 31 décembre 2006 et payable à l'âge de 60 ans[2]	108 200 $	6 800 $	14 500 $	28 200 $
Années de services validables à l'âge de 60 ans	19,42	9,33	16,00	16,50
Prestations annuelles payables à l'âge de 60 ans[2]	227 200 $	94 000 $	77 300 $	78 700 $

1) Patricia M. Newson et Massimiliano Fantuz ne sont pas membres du RSRD.

2) La prestation estimative payable comprend la valeur du droit au régime CD et au REER collectif.

Le calcul des montants indiqués a été effectué selon des hypothèses et méthodes actuarielles qui sont conformes avec celles utilisées pour calculer les engagements du régime et les frais annuels tels qu'ils figurent dans les états financiers d'AltaGas.

Les prestations des régimes du fédéral (Sécurité de la vieillesse et Régime de pensions du Canada) sont en sus des paiements indiqués dans le tableau ci-dessus.

Régimes d'intéressement à long terme

À l'exception du RIMT, du régime d'options d'achat de parts de fiducie, du régime d'intéressement à court terme, du régime d'épargne d'achat d'actions des salariés, du REER collectif, du régime CD et du RSRD. AltaGas n'a aucun régime qui prévoit le versement de rémunération ayant pour objet de servir d'intéressement aux membres de la haute direction désignés à l'égard de leur rendement sur une période dépassant un exercice.

Autre rémunération

Sauf indication contraire aux présentes, AltaGas n'a versé aucune rémunération supplémentaire aux membres de la haute direction désignés pour l'exercice terminé le 31 décembre 2006.

Lignes directrices en matière de propriété de parts de fiducie à l'intention des membres de la direction

AltaGas reconnaît l'importance de s'assurer que les intérêts financiers des membres de la direction désignés coïncident avec ceux des porteurs de parts. C'est pourquoi AltaGas a adopté des lignes directrices en matière de propriété de parts de fiducie à l'intention des membres de la direction d'AltaGas le 1er janvier 2004.

Aux termes des lignes directrices, AltaGas s'attend à ce que les personnes qui occupent les postes de direction mentionnés ci-après déploient des efforts raisonnables pour devenir propriétaires du nombre de parts de fiducie visées au cours de la période de cinq ans qui débute le 1er janvier 2004 ou, si elle est postérieure, à la date à laquelle la personne est officiellement nommée au poste de membre de la direction d'AltaGas. Les données sur les propriétés visées et les parts de fiducie détenues sont en date du 31 décembre 2006.

Membre de la direction	Propriété visée (nombre de parts de fiducie)	Nombre réel de parts de fiducie détenues à la fin de l'exercice (directement et indirectement)[1]
David W. Cornhill, Président du conseil, président et chef de la direction	120 000	985 517
Richard M. Alexander Vice-président directeur, chef de l'exploitation et chef des finances	30 000	485
David R. Wright[2] Vice-président directeur	30 000	5 705
James B. Bracken, Premier vice-président, Services énergétiques et électricité	30 000	3 031
Patricia M. Newson, Première vice-présidente	30 000	308 516
Marshal L. Thompson, Premier vice-président, Relations extérieures et risques d'entreprise	30 000	23 278
Dennis A. Dawson, Vice-président, chef du contentieux et secrétaire général	20 000	88 071
Kent A. Stout Vice-président, Ressources générales	20 000	11 793
Nancy A. Anderson Vice-présidente, Expansion de l'entreprise	20 000	22 211

Notes :

1) Aux fins d'application des lignes directrices en matière de propriété de parts de fiducie, les US et les UR non acquises comptent dans le calcul du nombre de parts de fiducie détenues, mais ne sont pas incluses dans les présents totaux. Compte tenu des US et des UR, la plupart des membres de la direction d'AltaGas avaient atteint les niveaux de propriété de parts de fiducie au 31 décembre 2006.
2) David R. Wright a été nommé vice-président directeur en date du 16 janvier 2007.

Le nombre de parts de fiducie qui devraient détenir les autres membres de la direction d'AltaGas est de 15 000.

La rémunération en espèces totale du chef de la direction et celle de cette même personne, du chef des finances et des membres de la haute direction désignés figure ci-dessous :

	2004	2005	2006
Chef de la direction[1]	2 295 734	3 602 707	1 725 650
Chef de la direction, chef des finances et membres de la haute direction désignés considérés globalement	5 777 507	6 421 258	4 609 326
Chef de la direction, chef des finances et membres de la haute direction désignés considérés globalement, en pourcentage de la capitalisation boursière totale[1][2]	0,5 %	0,4 %	0,3 %
Rendement total pour les porteurs de parts	53,4 %	31,5 %	1,1 %

1) La rémunération en espèces totale comprend le salaire, les primes et autres rétributions, dont le produit du RIMT calculé de la même manière qu'au tableau de la rémunération de la haute direction ci-dessus.
2) Au 31 décembre 2004, au 31 décembre 2005 et au 31 décembre 2006, respectivement.

Le comité des ressources humaines et de la rémunération révisera périodiquement le nombre de parts de fiducie détenues afin de surveiller les progrès faits par chacun des membres de la direction vers l'atteinte du nombre de parts de fiducie qu'ils devraient détenir et pour les inciter à atteindre ces niveaux et à les maintenir.

Rapport sur la rémunération du personnel et des membres de la haute direction

Comité des ressources humaines et de la rémunération

Le comité des ressources humaines et de la rémunération (le « **comité des ressources humaines** ») a notamment pour mandat d'élaborer des politiques de rémunération appropriées pour les membres de la haute direction d'AltaGas, notamment le RIMT et le régime d'options d'achat de parts de fiducie d'AltaGas, et d'évaluer le rendement des membres de la haute direction. Après examen des données et discussions par les membres du comité des ressources humaines, ce dernier formule des recommandations au conseil d'administration pour qu'il les examine et les approuve. Dans tous les cas, le conseil d'administration a suivi les recommandations du comité sans y apporter de modifications importantes. Le comité des ressources humaines se réunit au moins trimestriellement pour s'acquitter de son mandat.

Le comité des ressources humaines se compose actuellement de MM. Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik et David F. Mackie, tous des administrateurs indépendants. M. Myron F. Kanik est le président du comité. Aucun des membres du comité n'était un dirigeant ou un salarié d'AltaGas ou de l'une de ses filiales au cours du dernier exercice terminé; n'a déjà été un dirigeant d'AltaGas ou de l'une de ses filiales ou n'a déjà eu ni n'a actuellement de lien devant être divulgué aux rubriques « Prêts aux administrateurs et aux membres de la haute direction » ou « Initiés intéressés dans des opérations importantes » de la présente circulaire d'information; n'a été membre de la haute direction d'AltaGas ni n'a aussi été membre du comité de rémunération (ou l'équivalent) d'un autre émetteur, dont un des membres de la haute direction a siégé au sein du comité des ressources humaines; n'a été un membre de la haute direction d'AltaGas et n'a aussi rempli des fonctions d'administrateur d'un autre émetteur, dont un des membres de la haute direction a siégé au sein du comité des ressources humaines; ni n'a été membre de la haute direction d'AltaGas et n'a aussi été membre du comité de la rémunération (ou l'équivalent) d'un autre émetteur, dont un des membres de la haute direction a rempli des fonctions d'administrateur d'AltaGas.

Politique de rémunération

La philosophie des administrateurs d'AltaGas veut que, si AltaGas va bien, les salariés en profiteront eux aussi et seront récompensés au moyen de primes en espèces, d'augmentations de la rémunération variable à long terme, notamment d'octrois d'options et des primes d'intéressement du RIMT, d'octrois de primes de rémunération variable à long terme supplémentaires ou d'un ensemble de la totalité ou d'une partie des éléments qui précèdent. L'objectif du comité des ressources humaines lorsqu'il formule des recommandations quant à la rémunération est de reconnaître et de récompenser le rendement individuel ainsi que d'offrir un niveau de rémunération concurrentiel avec celui de l'industrie eu égard à l'expérience et au rendement des personnes visées et aux résultats financiers de la Fiducie et d'AltaGas.

Le service des ressources humaines d'AltaGas examine les renseignements traitant de la rémunération consentie par l'industrie qui lui sont fournis par des consultants et compare son niveau général de rémunération avec celui de sociétés de taille comparable. Un résumé de ces renseignements est fourni au comité des ressources humaines afin de l'aider à approuver la politique de rémunération globale d'AltaGas ainsi que la rémunération devant être versée, surtout aux membres de la haute direction. Le comité des ressources humaines a aussi recours périodiquement et de façon indépendante à des consultants externes pour examiner les questions relatives à la rémunération. Des sociétés et des fiducies comparables sont choisies en fonction de leur situation dans l'industrie pétrolière et gazière. Des postes comparables sont identifiés à partir de l'information accessible publiquement relativement à ces sociétés.

Le comité des ressources humaines considère la rémunération globale comme une stratégie liée à l'atteinte des objectifs de rendement globaux et a conçu un système de rémunération globale à court et à long terme assorti d'éléments de rémunération fixe et variable. À l'heure actuelle, le programme de rémunération des salariés d'AltaGas est constitué du salaire, des avantages sociaux et du régime d'intéressement à court terme, qui forment la rémunération à court terme; ainsi que du régime d'options d'achat de parts de fiducie, du RIMT, du régime d'épargne d'achat d'actions des salariés, du REER collectif, du régime de retraite et du régime de retraite supplémentaire à l'intention des membres de la haute direction, qui forment la rémunération à long terme.

AltaGas met l'accent sur une rémunération fixe et variable annuelle juste offrant un intéressement immédiat pour le rendement à court terme et accorde une moins grande priorité à la rémunération à long terme, qui est axée sur l'engagement à long terme des dirigeants et des salariés d'AltaGas.

Salaire annuel

Le salaire annuel a pour but d'offrir une rémunération concurrentielle et de reconnaître les aptitudes, compétences et niveaux de responsabilité des employés. En général, le comité des ressources humaines cible les salaires de base à des niveaux qui se rapprochent de ceux consentis pour des postes similaires dans des sociétés de taille comparable au sein de l'industrie (tel qu'il est précisé plus haut) et espère atteindre les niveaux de rémunération globale ciblés au moyen d'autres composantes de rémunération fixe et variable.

Régime d'intéressement à court terme

AltaGas a mis sur pied un régime d'intéressement à court terme pour les membres de la haute direction et salariés permanents d'AltaGas afin d'offrir des primes en espèces annuelles en fonction du rendement individuel, de l'équipe et d'AltaGas. Le fonctionnement de ce régime est détaillé sous la rubrique « Rémunération de la direction - Régime d'intéressement à court terme ».

Les indicateurs de rendement d'entreprise aux termes du régime d'intéressement à court terme pour l'exercice 2006 ont été le rendement des capitaux propres de 19,09 % et un bénéfice net de 1,66 $ par part de fiducie, comparativement au rendement des capitaux propres de 16,27 % et au bénéfice net de 1,45 $ par part de fiducie, respectivement, en 2005. Voir aussi la rubrique « Rapport sur la rémunération du personnel et des membres de la haute direction – Graphique de rendement » pour suivre l'évolution du rendement cumulatif pour les porteurs de parts d'AltaGas sur une certaine période par rapport aux indicateurs-clés de l'industrie.

Aucune gratification n'a été versée à un membre de la haute direction désigné aux termes du régime d'intéressement à court terme dans les cas où le membre de la haute direction désigné n'a pas atteint les critères de rendement précisés.

Régime d'intéressement à moyen terme

Le régime d'intéressement à moyen terme est une autre forme de rémunération incitative variable à long terme. Le nombre et l'octroi d'unités aux termes du régime sont fonction du rendement individuel et servent à recruter, à conserver et à motiver du personnel hautement qualifié. Parmi les facteurs pris en considération au moment d'octroyer des US et des UR, on compte le degré de réalisation des objectifs de rendement individuel et le nombre de US et de UR qui ont été octroyées à des personnes qui occupaient des postes et qui avaient des compétences similaires au sein d'AltaGas.

Options d'achat de parts de fiducie

AltaGas utilise des options d'achat de parts de fiducie comme forme de rémunération incitative variable à long terme. Le nombre et l'octroi de ces options sont liés au rendement individuel et servent à recruter, à conserver et à motiver un personnel hautement qualifié. Les facteurs pris en considération lors de l'octroi de nouvelles options d'achat de parts de fiducie et les modalités de ces options d'achat de parts de fiducie tiennent notamment compte du degré de réalisation des objectifs de rendement individuel et du nombre d'options d'achat de parts de fiducie octroyées à des personnes ayant des fonctions et des qualifications similaires au sein d'AltaGas et des sociétés comparables.

Régime d'épargne d'achat d'actions des salariés

AltaGas a mis en place un régime d'épargne d'achat d'actions des salariés en 2000 afin d'encourager l'actionnariat des employés, en tant qu'intéressement à long terme, et de s'assurer que la rémunération versée par AltaGas soit concurrentielle par rapport à l'industrie pétrolière et gazière. Le régime d'épargne d'achat d'actions des salariés a été converti en un régime d'épargne d'achat de parts de fiducie des salariés lors de la conversion en fiducie. Tous les salariés d'AltaGas peuvent y participer.

REER collectif

AltaGas a mis en place le REER collectif en tant que principal régime d'épargne-retraite à long terme. Dès la mise en œuvre de son régime de retraite à cotisations déterminées (le « **régime CD** ») le 1er juillet 2005, AltaGas a cessé de verser des cotisations salariales au REER collectif, mais a continué d'offrir aux salariés la possibilité de

cotiser au REER par voie de déduction à la source. David W. Cornhill continue de recevoir des cotisations équivalentes d'AltaGas en guise de participation au régime CD.

Régime de retraite à cotisations déterminées (régime CD) d'AltaGas

Le 1er juillet 2005, AltaGas a établi un régime de retraite enregistré pour ses salariés, y compris les membres de la haute direction. Le régime CD prévoit le versement de cotisations patronales correspondant à 4 % du salaire de base du salarié, plus une cotisation versée en contrepartie des cotisations salariales facultatives, fondée sur les années de service et allant jusqu'à 4 % du salaire de base. Tous les salariés permanents, à l'exception du président et chef de la direction, participent au régime CD. Les cotisations versées par AltaGas au nom des salariés leur sont acquises après deux années de service auprès d'AltaGas ou d'une société affiliée. Les salariés décident du placement des cotisations salariales et patronales dans l'une ou plusieurs des 18 options de placement offertes dans le cadre du régime.

Régime supplémentaire de retraite à l'intention des membres la haute direction (« RSRD ») d'AltaGas

Le 1er juillet 2005, AltaGas a établi un régime de retraite à prestations déterminées non enregistré à l'intention des membres de la haute direction pour arrondir leur épargne-retraite au titre des régimes d'AltaGas (le REER collectif et le régime CD). La rente du RSRD est établie de sorte que la valeur de la rente totale de chaque participant soit égale à la valeur d'une rente annuelle au titre d'un régime à prestations déterminées correspondant à 2 % du salaire moyen des trois années les mieux rémunérées du participant, multipliée par les années de services validables.

Rémunération du président et chef de la direction

Le comité des ressources humaines est chargé d'examiner les politiques de rémunération d'AltaGas. Le comité des ressources humaines formule des recommandations au conseil d'administration à la rémunération du président et chef de la direction.

Le comité des ressources humaines a pour politique, en ce qui concerne la rémunération du président et chef de la direction, de fixer son salaire de base, sa rémunération totale en espèces (ce qui inclut les intéressements à court terme) et sa rémunération totale directe (ce qui inclut les intéressements à long terme) environ à la médiane des sociétés et fiducies ouvertes du secteur pétrolier et gazier canadien ayant une taille et une complexité comparables. Un groupe de sociétés comparables avait été élaboré initialement en 2001 en fonction des participants à un sondage sur la rémunération au sein de l'industrie, dont les revenus ou l'actif se situait entre 50 et 200 % de ceux d'AltaGas. La composition du groupe de comparaison fait l'objet d'un examen annuel afin de s'assurer que ce groupe continue d'offrir une base de comparaison raisonnable.

Le comité des ressources humaines tient notamment compte des données provenant de sondages sur la rémunération au sein de l'industrie et du rendement global d'AltaGas et de la Fiducie, notamment le rendement des capitaux propres, le bénéfice net par part de fiducie (le « **BNPF** »), les acquisitions fructueuses et le succès de la mise en œuvre de la stratégie d'AltaGas.

Le salaire, les intéressements à court terme, les octrois au titre du RIMT et les octrois d'options d'achat de parts de fiducie du président et chef de la direction sont fixés en fonction du succès global d'AltaGas et de la Fiducie. Les droits du président et chef de la direction aux termes du régime d'intéressement à court terme d'AltaGas dépendent à la fois du rendement d'AltaGas (70 %) et du rendement de l'équipe et de la personne (30 %). Le rendement d'AltaGas est mesuré par rapport aux objectifs préétablis quant au rendement des capitaux propres et au BNPF.

Les octrois aux termes du RIMT constituent une forme supplémentaire de rémunération incitative variable à long terme. Le nombre et l'octroi des US et des UR aux termes du RIMT sont liés aux conditions concurrentielles fixées de la manière indiquée ci-dessus et au rendement individuel.

Les options d'achat de parts de fiducie sont octroyées en fonction du nombre d'options d'achat de parts de fiducie pouvant être octroyées, des conditions concurrentielles fixées de la manière indiquée ci-dessus et du rendement individuel.

M. Cornhill, président et chef de la direction et administrateur du commandité, ne vote pas et le participe pas aux réunions du conseil ou du comité portant sur les questions de rémunération qui le touchent.

Graphique de rendement

Les actions ordinaires d'AltaGas Services ont été inscrites à la cote de la TSX le 17 janvier 2000. Après la date de prise d'effet de l'arrangement, les parts de fiducie ont été inscrites à la cote de la TSX en remplacement des actions ordinaires d'AltaGas Services et font partie de l'indice plafonné des fiducies de l'énergie S&P/TSX, de l'indice des fiducies de revenu S&P/TSX et de l'indice composé S&P/TSX.

Le tableau et le graphique qui suivent comparent la variation en pourcentage annuel du rendement cumulatif pour les porteurs de parts au cours des cinq derniers exercices sur les actions ordinaires et les parts de fiducie, respectivement (en présumant qu'un investissement de 100 $ a été effectué le 31 décembre 2001) avec le rendement total cumulatif de l'indice composé S&P/TSX, de l'indice plafonné des fiducies de l'énergie S&P/TSX et de l'indice des fiducies de revenu S&P/TSX. Les valeurs supposent le réinvestissement des dividendes ou des distributions déclarés.

	31 déc. 2001	31 déc. 2002	31 déc. 2003	31 déc. 2004	31 déc. 2005	31 déc. 2006
AltaGas	100	135	230	354	471	486
Indice composé S&P/TSX	100	88	111	127	158	185
Indice plafonné des fiducies de l'énergie S&P/TSX	100	119	174	228	340	327
Indice des fiducies de revenu S&P/TSX	100	113	156	198	259	252


500
400
300
200
100
-
Valeur de l'indice
31 déc. 2001
31 déc. 2002
31 déc. 2003
31 déc. 2004
31 déc. 2005
31 déc. 2006
Exercice terminé
AltaGas
Indice composé S&P/TSX
Indice plafonné des fiducies de l'énergie S&P/TSX
Indice des fiducies de revenu S&P/TSX

Rémunération des administrateurs

Les membres du conseil d'administration ont droit à une rémunération pour leurs services en qualité d'administrateurs du commandité. Pour l'exercice terminé le 31 décembre 2006, les administrateurs, sauf les administrateurs qui sont également des membres de la haute direction ou du personnel du commandité ou d'AltaGas, ont touché une rémunération annuelle de 30 000 $, majorée d'un jeton de présence de 1 000 $ par réunion du conseil d'administration et du remboursement de leurs frais remboursables engagés dans l'exercice de leurs fonctions d'administrateurs. Le président du conseil d'administration est un membre de la haute direction d'AltaGas et ne touche aucune rémunération additionnelle pour ses services au sein du conseil d'administration. L'administrateur principal touche une rémunération annuelle supplémentaire de 60 000 $ pour la charge de travail supplémentaire associée au rôle d'administrateur principal. Pour l'exercice terminé le 31 décembre 2006, chaque administrateur qui préside l'un des comités du commandité a été rémunéré, le président du comité de vérification ayant reçu une rémunération annuelle supplémentaire de 10 000 $ et le président de chacun des autres comités ayant reçu une rémunération annuelle supplémentaire de 5 000 $. Chaque membre d'un comité touche une rémunération annuelle supplémentaire de 3 000 $ par comité. Chaque administrateur qui est membre d'un des comités du commandité a touché un jeton de présence de 500 $ par réunion.

Le membre du conseil d'administration d'AltaGas qui est également membre de la haute direction d'AltaGas n'a pas droit à une rémunération pour les services rendus à AltaGas en cette qualité. Le membre du conseil d'administration qui est également membre de la haute direction d'AltaGas sera plutôt rémunéré en sa qualité de membre de la haute direction d'AltaGas.

	Rémunération de base ($)	**Rémunération du président du conseil/d'un comité ($)**	**Rému-nération pour les réunions de comité ($)**	**Jeton de présence aux réunions du conseil ($)**	**Jeton de présence aux réunions de comité ($)**	**Rémunération totale versée ($)**
David W. Cornhill	Néant	Néant	Néant	Néant	Néant	Néant
Allan L. Edgeworth	30 000 $	Néant	5 250 $	10 000 $	3 500 $	48 750 $
Denis C. Fonteyne	30 000 $	5 000 $	3 000 $	10 000 $	4 000 $	52 000 $
Daryl H. Gilbert	30 000 $	6 667 $[1)]	4 000 $[1)]	9 000 $	4 000 $	53 667 $
Robert B. Hodgins	30 000 $	3 333 $[1)]	4 250 $[1)]	10 000 $	4 000 $	51 583 $
Myron F. Kanik	90 000 $	10 000 $	Néant	10 000 $	5 500 $	115 500 $
David F. Mackie	30 000 $	Néant	6 000 $	10 000 $	5 500 $	51 500 $

1) M. Gilbert était président du comité de vérification jusqu'à ce que M. Hodgins soit nommé à ce poste en date du 1er septembre 2006; par conséquent, la rémunération du président du comité de vérification et la rémunération pour les réunions de comité leur ont été respectivement versées de façon proportionnelle.

Options d'achat de parts de fiducie octroyées aux administrateurs

Chacun des administrateurs indépendants s'est vu octroyer des options d'achat de parts de fiducie dans le cadre du régime d'options d'achat de parts de fiducie au cours de l'exercice terminé le 31 décembre 2006, comme suit :

Nom[1)]	**Options octroyées en 2006**	**Prix de levée**	**Nombre total d'options détenues**
Allan L. Edgeworth	15 000	27,13 $	35 000
Denis C. Fonteyne	15 000	27,13 $	15 000
Daryl H. Gilbert	15 000	27,13 $	15 000
Robert B. Hodgins	15 000	27,13 $	35 000
Myron F. Kanik	15 000	27,13 $	15 000
David F. Mackie	15 000	27,13 $	15 000

1) M. David W. Cornhill est un administrateur non indépendant et n'a pas reçu d'options d'achat de parts de fiducie au cours de l'exercice terminé le 31 décembre 2006.

Le tableau suivant représente le nombre global de parts de fiducie acquises lors de la levée d'options d'achat de parts de fiducie au cours de l'exercice terminé le 31 décembre 2006, le cas échéant, la valeur réalisée lors de cette levée, le nombre d'options d'achat de parts de fiducie non levées détenues en fin d'exercice et la valeur en fin d'exercice des options d'achat de parts de fiducie non levées détenues par des administrateurs indépendants.

Nom	Titres acquis à la levée (nombre)	Valeur globale réalisée[1] ($)	Options non levées en fin d'exercice pouvant être levées / ne pouvant pas être levées (nombre/nombre)	Valeur des options dans le cours non levées à la fin de l'exercice[2] pouvant être levées / ne pouvant pas être levées ($/$)
Allan L. Edgeworth	-	-	12 500/22 500	7 900/23 700
Denis C. Fonteyne	-	-	7 500/7 500	-/-
Daryl H. Gilbert	-	-	7 500/7 500	-/-
Robert B. Hodgins	-	-	12 500/22 500	7 900/23 700
Myron F. Kanik	-	-	7 500/7 500	-/-
David F. Mackie	-	-	7 500/7 500	-/-

1) Aux fins de calcul de la valeur globale réalisée, le prix de levée de chaque option d'achat de parts de fiducie levée a été soustrait du cours de clôture des parts de fiducie à la TSX le jour où les options d'achat de parts de fiducie ont été levées, et la valeur résultante a été multipliée par le nombre de parts de fiducie obtenues lors de la levée des options d'achat de parts de fiducie. À noter que toutes les parts de fiducie obtenues lors de la levée des options d'achat de parts de fiducie n'ont pas nécessairement été vendues, si bien qu'il se peut que, dans les faits, les titulaires d'options n'aient pas réalisé ces valeurs.

2) Aux fins de calcul des valeurs dans le cours des options d'achat de parts de fiducie, le prix de levée de chaque option d'achat de parts de fiducie serait soustrait du cours de clôture des parts de fiducie à la TSX le 29 décembre 2006, le dernier jour de bourse de l'exercice de la Fiducie terminé le 31 décembre 2006, qui était de 26,20 $.

Limite quant à l'octroi d'options d'achat de parts de fiducie aux administrateurs

Les administrateurs ont limité le pourcentage d'options d'achat de parts de fiducie mises de côté aux fins d'octroi aux administrateurs indépendants à 1,0 % du nombre de parts de fiducie en circulation, y compris les parts échangeables. Le nombre total d'options d'achat de parts de fiducie octroyées à des administrateurs au 31 décembre 2006 équivaut à 0,24 % du nombre de parts de fiducie émises et en circulation, y compris les parts échangeables.

Lignes directrices en matière de propriété de parts de fiducie à l'intention des administrateurs

AltaGas reconnaît l'importance de s'assurer que les intérêts financiers des administrateurs coïncident avec ceux des porteurs de parts. C'est pourquoi AltaGas a adopté des lignes directrices en matière de propriété de parts de fiducie à l'intention de ses administrateurs en août 2006.

Aux termes des lignes directrices, les administrateurs sont encouragés à atteindre le niveau de propriété visée de parts de fiducie, soit trois fois leur rémunération annuelle, au cours d'une période quinquennale commençant le 9 août 2006 ou, si cette date est plus éloignée, à la date de leur nomination officielle à titre d'administrateur d'AltaGas.

Nom	Propriété visée (nombre de parts de fiducie)[1]	Nombre réel de parts de fiducie et de parts échangeables détenues à la fin de l'exercice[2]
Allan L. Edgeworth	3 fois la rémunération annuelle	Néant
Denis C. Fonteyne	3 fois la rémunération annuelle	36 300
Daryl H. Gilbert	3 fois la rémunération annuelle	36 800
Robert B. Hodgins	3 fois la rémunération annuelle	2 000
Myron F. Kanik	3 fois la rémunération annuelle	43 161
David F. Mackie	3 fois la rémunération annuelle	964 530

1) La rémunération annuelle au 31 décembre 2006 était de 30 000 $. La propriété visée établie en fonction du cours de clôture des parts de fiducie le 29 décembre 2006 à la TSX, soit 26,20 $, correspondra à 3 435 parts de fiducie.

2) L'information sur les parts de fiducie et les parts échangeables appartenant aux administrateurs comprend les parts de fiducie en propriété véritable directe ou indirecte et les parts de fiducie et les parts échangeables sur lesquelles une emprise ou un contrôle est exercé, et elle a été fournie par chacun des candidats en date du 31 décembre 2006.

Le comité de gouvernance examinera périodiquement les niveaux de propriété des parts pour surveiller les progrès que chaque administrateur fait vers l'atteinte du niveau de propriété visée et pour l'encourager à atteindre et à maintenir ce niveau.

Assurance de la responsabilité civile des administrateurs et des dirigeants

Une assurance de la responsabilité civile des administrateurs et des dirigeants a été obtenue à l'intention des administrateurs et des dirigeants d'AltaGas et de ses filiales et est assortie d'un montant de garantie globale de 40 000 000 $ par année de police. En vertu de cette garantie, AltaGas se verrait rembourser des paiements d'indemnité effectués pour le compte de ses administrateurs et dirigeants, sous réserve d'une franchise de 500 000 $ par sinistre, qui serait payée par AltaGas. La prime globale versée par AltaGas pour son assurance de la responsabilité civile des administrateurs et des dirigeants au cours de l'exercice terminé le 31 décembre 2006 a été de 205 600 $.

Autre rémunération

Sauf tel qu'il est indiqué aux présentes, le commandité n'a versé aucune autre rémunération aux membres du conseil d'administration pour l'exercice terminé le 31 décembre 2006.

TITRES AUTORISÉS AUX FINS D'ÉMISSION AUX TERMES DES RÉGIMES DE RÉMUNÉRATION À BASE DE TITRES DE PARTICIPATION

Le tableau suivant donne de l'information sur les régimes de rémunération à base de titres de participation d'AltaGas pour l'exercice terminé le 31 décembre 2006 :

Catégorie de régime	Nombre de titres qui seront émis à la levée d'options ou à l'exercice de bons de souscription et de droits en cours (a)	Prix de levée ou d'exercice moyen pondéré des options, des bons de souscription et des droits en cours (b)	Nombre de titres encore disponibles aux fins d'émission future aux termes des régimes de rémunération à base de titres de participation (à l'exclusion des titres indiqués dans la colonne (a)) (c)
Régimes de rémunération à base de titres de participation approuvés par les porteurs de titres	923 550	27,22 $	4 602 098
Régimes de rémunération à base de titres de participation non approuvés par les porteurs de titres	s.o.	s.o.	s.o.
Total	923 550	27,22 $	4 602 098

AUTRES QUESTIONS

Le commandité n'a pas connaissance de quelque modification ou autre question dont l'assemblée peut être saisie sauf les questions indiquées dans l'avis de convocation; toutefois, si l'assemblée devait être dûment saisie d'une autre question, les droits de vote représentés par la procuration ci-jointe seront exercés selon le bon jugement de la ou des personnes qui y sont désignées fondées de pouvoir.

AltaGas fournit gratuitement, si on lui en fait la demande, un exemplaire de la notice annuelle de la Fiducie, et de tout document ou des pages pertinentes de tout document qui y sont intégrés par renvoi, des derniers états financiers annuels comparatifs déposés de la Fiducie, et du rapport des vérificateurs s'y rapportant, du dernier rapport de gestion annuel et des états financiers intermédiaires de la Fiducie qui ont été déposés ultérieurement, et du rapport de gestion intermédiaire s'y rapportant.

On peut également obtenir de l'information supplémentaire concernant le commandité, AltaGas et la Fiducie sur SEDAR au www.sedar.com.

FAIT le 1er mars 2007.

ANNEXE A -
ÉNONCÉ DES PRATIQUES EN MATIÈRE DE GOUVERNANCE DU COMMANDITÉ

Le tableau suivant présente les exigences en matière d'information sur la gouvernance prescrites par l'Annexe 58-101A1 ainsi que l'approche du commandité en matière de gouvernance. De plus, s'il y a lieu, le tableau fait état des exigences prescrites par le Règlement 52-110 et de la conformité du commandité avec cette norme. Le conseil d'administration estime que les politiques et pratiques en matière de gouvernance du commandité sont conformes en tous points aux exigences du Règlement 52-110 et de l'IG 58-101 et aux lignes directrices de l'IG 58-201.

1. Conseil d'administration	
a.	**Donner la liste des administrateurs qui sont indépendants.** Administrateurs indépendants : Allan L. Edgeworth — Denis C. Fonteyne Daryl H. Gilbert — Robert B. Hodgins Myron F. Kanik — David F. Mackie Cette information est également présentée ci-dessus sous la rubrique « Élection des administrateurs ».
b.	**Donner la liste des administrateurs qui ne sont pas indépendants et indiquer le fondement de cette conclusion.** David W. Cornhill, en qualité de président et chef de la direction d'AltaGas General Partner Inc. et membre de la direction, n'est pas considéré comme indépendant.
c.	**Indiquer si la majorité des administrateurs sont indépendants ou non.** La majorité des administrateurs, soit six sur sept, sont indépendants au sens de l'IG 58-201.
d.	**Donner la liste des administrateurs qui siègent au conseil d'autres entités ouvertes.** David W. Cornhill — Taylor NGL Limited Partnership; AltaGas Utility Group Inc. Allan L. Edgeworth — Emera Inc.; Alberta Securities Commission; Pembina Pipeline Income Fund Denis C. Fonteyne — Aucune Daryl H. Gilbert — Canetic Resources Trust; Kereco Energy Ltd.; Nexstar Energy Ltd.; MGM Energy Corp.; Globel Direct Inc. Robert B. Hodgins — Enerflex Systems Ltd.; Fairborne Energy Ltd.; MGM Energy Corp.; Shiningbank Energy Ltd. Myron F. Kanik — Pembina Pipeline Income Fund; Canada Southern Petroleum Ltd. David F. Mackie — Aucune
e.	**Indiquer si les administrateurs indépendants tiennent ou non des réunions périodiques hors de la présence des administrateurs non indépendants et des membres de la direction. Dans l'affirmative, indiquer le nombre de réunions tenues au cours du dernier exercice de l'émetteur. Dans la négative, décrire ce que fait le conseil d'administration pour favoriser la libre discussion entre les administrateurs indépendants.**

	En 2006, les administrateurs indépendants ont tenu sept réunions prévues auxquelles l'administrateur non indépendant et la direction n'étaient pas présents.
f.	**Indiquer si le président du conseil est un administrateur indépendant ou non. Si le conseil d'administration a un président ou un administrateur principal qui est un administrateur indépendant, donner le nom du président indépendant ou de l'administrateur principal indépendant et exposer son rôle et ses responsabilités.** David W. Cornhill est président du conseil d'administration et président et chef de la direction du commandité et d'AltaGas et n'est pas considéré comme un administrateur indépendant. Pour s'assurer que le conseil d'administration puisse exercer ses activités indépendamment de la direction, le conseil d'administration a désigné M. Myron F. Kanik, un administrateur indépendant, à titre d'administrateur principal. M. Kanik agit comme président du conseil d'administration aux réunions auxquelles ne participent pas l'administrateur non indépendant et la direction. La responsabilité d'administrer la relation entre le conseil d'administration et la direction a été confiée au comité de gouvernance. M. Kanik préside également le comité de gouvernance. Voir l'exposé sur le comité de gouvernance ci-après.
g.	**Fournir un relevé des présences de chaque administrateur aux réunions du conseil depuis la date d'ouverture du dernier exercice de l'émetteur.** Voir la description du relevé des présences présentée ci-dessus sous la rubrique « Élection des administrateurs ».
2. Mandat du conseil	
a.	Le conseil d'administration a le mandat suivant : CONSTITUTION Le conseil d'administration d'AltaGas General Partner Inc. (le « commandité ») a été constitué conformément aux statuts et aux règlements administratifs de la société, dans leur version éventuellement modifiée et conformément à la *Loi canadienne sur les sociétés par actions* (la « Loi »), dans sa version éventuellement modifiée. Aux termes de la convention de délégation intervenue le 1er mai 2004 entre AltaGas Income Trust (la « Fiducie »), le commandité et le fiduciaire (la « convention de délégation »), le conseil d'administration du commandité s'est vu confier la gestion de l'entreprise et des affaires de la Fiducie. De plus, aux termes d'une convention unanime des actionnaires intervenue le 1er mai 2004 entre le commandité, AltaGas Holding Limited Partnership No. 1, AltaGas Holding Limited Partnership No. 2 et AltaGas Ltd. (« AltaGas ») (la « convention unanime des actionnaires »), AltaGas a accordé au commandité le pouvoir, entre autres, des administrateurs d'AltaGas de nommer les membres de la haute direction d'AltaGas et de gérer l'entreprise ou les affaires d'AltaGas ou d'en superviser la gestion. MEMBRES ET ORGANISATION Les statuts de la société prévoient qu'il doit y avoir au moins un et au plus neuf administrateurs. De plus, les statuts stipulent que les administrateurs peuvent nommer un ou plusieurs administrateurs qui demeurent en poste jusqu'à la prochaine assemblée annuelle des porteurs de parts pour autant que le nombre total d'administrateurs ainsi nommés ne dépasse pas le tiers du nombre d'administrateurs élus à la dernière assemblée annuelle des porteurs de parts. Les candidatures aux postes d'administrateur sont conformes aux statuts et aux règlements administratifs de la société et de la Loi. Le comité de gouvernance du conseil d'administration examine et approuve initialement les candidats aux postes d'administrateur, qui sont ensuite approuvés par le conseil d'administration au complet, puis élus tous les ans par le fiduciaire suivant les directives des porteurs de parts.

Le conseil d'administration doit être composé d'une majorité de membres que le conseil d'administration a déterminé comme étant indépendants. Un administrateur est indépendant s'il n'a aucun lien avec la Fiducie, le commandité ou AltaGas qui, de l'avis du conseil d'administration pourrait l'empêcher raisonnablement d'exercer son jugement en toute indépendance.

Le conseil d'administration peut déléguer une partie de ses responsabilités à ses comités. Les responsabilités des comités seront décrites dans le mandat de chaque comité, ainsi que le détermine le conseil d'administration.

RÉUNIONS

A. Le conseil d'administration se réunit aux moments et aux endroits fixés par le conseil d'administration, ou selon les exigences des statuts ou de la Loi. De plus, le conseil d'administration se réunit à la demande du président du conseil, de l'administrateur principal, de tout dirigeant du commandité ou d'AltaGas ou de tout administrateur ou tel qu'il est prescrit par les règlements administratifs.

B. L'avis de convocation à chaque réunion du conseil d'administration ainsi que la date et l'endroit de la tenue de la réunion doivent être donnés à chaque administrateur au moins 48 heures à l'avance lorsque la réunion a lieu conformément aux règlements administratifs ou à la Loi.

C. Le quorum des administrateurs à toute réunion pour les délibérations est celui précisé dans les règlements administratifs.

D. Le conseil d'administration se réunit au moins une fois par année pour examiner la planification stratégique et à long terme de la Fiducie.

E. Les administrateurs indépendants se réunissent périodiquement en l'absence de la direction et des administrateurs non indépendants.

FONCTIONS ET RESPONSABILITÉS

A. Le conseil d'administration a un pouvoir plénier. Toute responsabilité qui n'est pas déléguée à la direction ou à un comité du conseil d'administration incombe au conseil d'administration.

B. Le conseil d'administration, conformément aux statuts, aux règlements administratifs et à la Loi, accomplit son mandat et exerce son pouvoir général de gestion ou de surveillance de la gestion de l'entreprise et des affaires de la Fiducie, du commandité et d'AltaGas et est chargé de la direction générale de la Fiducie, du commandité et d'AltaGas.

C. Lorsqu'il exerce ses fonctions et pouvoirs généraux et qu'il remplit son mandat, le conseil d'administration supervise l'élaboration, l'adoption et la mise en application des stratégies et des plans de la Fiducie. Outre ses fonctions et pouvoirs généraux, le conseil doit faire ce qui suit :

   1. établir un code d'éthique commerciale, promouvoir une culture d'éthique commerciale à l'échelle de l'organisation et s'assurer que les administrateurs, dirigeants et salariés de la Fiducie et de ses filiales adhèrent à ce code;
   2. participer chaque année au processus de planification stratégique de la Fiducie, y compris examiner les occasions qui se présentent à la Fiducie et à ses filiales et les risques inhérents à leur entreprise;
   3. cerner et comprendre les principaux risques associés à l'entreprise de la Fiducie et examiner et approuver la mise en œuvre de systèmes visant à gérer ces risques;
   4. surveiller le perfectionnement professionnel et la planification de la relève de la direction au moyen du comité des ressources humaines et de la rémunération;
   5. établir des politiques de communication avec les porteurs de parts et des tiers et des politiques de traitement des commentaires provenant des porteurs de parts et de tiers;
   6. passer en revue l'efficacité des systèmes d'information de gestion et de contrôle interne de la Fiducie;

7. élaborer l'approche de la Fiducie en matière de gouvernance par l'intermédiaire du comité de gouvernance du conseil d'administration;

8. examiner de façon générale les résultats d'exploitation de la Fiducie, notamment l'évaluation du rendement général et précis de la direction.

D. Le conseil d'administration est chargé d'établir des politiques qui assurent une communication efficace, en temps opportun et non sélective entre la Fiducie, ses porteurs de parts, les personnes intéressées et le public investisseur. Le conseil d'administration ou le comité approprié de celui-ci, examinera et approuvera le contenu des communications importantes de la Fiducie aux porteurs de parts et au public investisseur, notamment les rapports trimestriels et annuels, la circulaire d'information, la notice annuelle et tout prospectus qui peuvent être publiés. Le conseil d'administration établira des politiques visant à traiter les communications reçues des porteurs de parts, de personnes intéressées et du public.

E. Le conseil d'administration doit définir le mandat, les rôles et les responsabilités de ses comités et du président de chaque comité ainsi qu'établir les responsabilités du président du conseil, de l'administrateur principal, du président et chef de la direction et de la direction.

Exposé

Le mandat du conseil d'administration aux termes de la *Loi canadienne sur les sociétés par actions* (la « **LCSA** ») consiste généralement à gérer l'entreprise et les affaires du commandité ou à en superviser la gestion. Aux termes de la convention unanime des actionnaires, le conseil d'administration a également joué ce rôle relativement à AltaGas.

Le conseil d'administration se réunit une fois par année pour examiner en profondeur et approuver le budget et le plan de la Fiducie à l'égard de la Fiducie et des membres de son groupe pour l'année suivante. Le conseil d'administration a également prévu la tenue d'une réunion annuelle afin d'examiner en profondeur et d'approuver le plan stratégique global de la Fiducie et des membres de son groupe. La direction fournit régulièrement au conseil d'administration des études opérationnelles sur les activités de la Fiducie et des membres de son groupe. Dans le cadre de ces études, le conseil d'administration expose son point de vue sur les diverses questions de planification stratégique et cerne les risques liés à l'entreprise et autres risques associés aux activités de la Fiducie et des membres de son groupe, selon ce qu'il juge approprié.

Le conseil d'administration doit constamment avoir une bonne compréhension des principaux risques associés à l'entreprise de la Fiducie et des membres de son groupe et la direction doit s'assurer que le conseil d'administration et ses comités soient tenus au courant de l'évolution de ces risques en temps opportun.

Le conseil d'administration considère que certaines décisions sont suffisamment importantes pour que la direction lui demande son approbation au préalable. Ces décisions comprennent notamment l'approbation des budgets d'exploitation et d'immobilisations annuels ainsi que les modifications importantes de ces budgets ou les dérogations à ceux-ci; l'acquisition ou la vente d'actifs importants, notamment les engagements importants avec des partenaires du secteur d'activités; les opérations importantes de financement par titres de participation ou titres d'emprunt; le remaniement de la direction; toutes les questions prescrites par la déclaration de fiducie ou la LSCA; et toute modification importante des objectifs, des buts et des objectifs commerciaux.

3. Descriptions de poste

a. Indiquer si le conseil d'administration a établi ou non une description de poste écrite pour les postes de président du conseil et de président de chaque comité du conseil. S'il ne l'a pas fait, indiquer brièvement comment il définit le rôle et les responsabilités correspondant à chacun de ces postes.

	Le conseil d'administration a établi des mandats écrits pour le conseil d'administration et chacun des comités suivants : le comité de vérification, le comité de gouvernance, le comité des ressources humaines et de la rémunération et le comité de l'environnement et de la sécurité, qui décrivent les rôles et les responsabilités du conseil et de chacun des comités. Le mandat du comité de gouvernance comprend l'examen de la description des fonctions des administrateurs et la répartition des fonctions entre les administrateurs, le président du conseil, l'administrateur principal, le président et chef de la direction et la direction.
b.	**Indiquer si le conseil d'administration et le chef de la direction ont établi ou non une description de poste écrite pour le poste de chef de la direction. S'ils ne l'ont pas fait, indiquer brièvement comment le conseil définit le rôle et les responsabilités du chef de la direction.** Le conseil d'administration a élaboré et tient à jour une description de poste pour le président et chef de la direction (suivant les exigences imposées par la déclaration de Fiducie, la LCSA et les règlements administratifs d'AltaGas), qui comprend les limites des responsabilités de la direction. Le mandat du comité de gouvernance comprend l'examen de la description des fonctions des administrateurs et la répartition des fonctions entre les administrateurs, le président du conseil, l'administrateur principal, le président et chef de la direction et la direction. En passant en revue le plan stratégique et le budget annuels, ou d'une autre façon s'il y a lieu, le conseil d'administration élabore des objectifs commerciaux dont le président et chef de la direction est responsable. Le comité des ressources humaines et de la rémunération évalue le président et chef de la direction en regard de ces objectifs et informe le conseil d'administration des résultats de l'évaluation.
4. Orientation et formation continue	
a.	**Indiquer brièvement les mesures prises par le conseil d'administration pour orienter les nouveaux administrateurs en ce qui concerne :** **(i) le rôle du conseil, de ses comités et des administrateurs,** **(ii) la nature et le fonctionnement de l'entreprise de l'émetteur.** Le comité de gouvernance doit élaborer les documents et les programmes officiels d'orientation, de perfectionnement et de formation à l'intention des nouveaux administrateurs. Le commandité n'offre pas de programme de formation officiel aux nouveaux administrateurs; toutefois, des réunions sont organisées avec l'administrateur principal, le président du conseil, président et chef de la direction, le vice-président directeur, chef de l'exploitation et chef des finances, le vice-président directeur, le vice-président, chef du contentieux et secrétaire général et d'autres membres de la direction pour discuter du rôle du conseil d'administration, de ses comités et administrateurs, ainsi que la nature et l'exploitation de l'entreprise d'AltaGas. De plus, le commandité offre des séances d'information et d'orientation à chaque administrateur qui le demande.
b.	**Indiquer brièvement les mesures prises par le conseil d'administration, le cas échéant, pour assurer la formation continue des administrateurs.** Le comité de gouvernance doit élaborer les documents et les programmes officiels d'orientation, de perfectionnement et de formation à l'intention des administrateurs. La formation continue de tous les administrateurs est offerte lorsqu'un besoin est relevé ou en fonction des données fournies par chaque administrateur dans le cadre du processus d'évaluation.
5. Éthique commerciale	
a.	**Indiquer si le conseil d'administration a adopté ou non un code écrit à l'intention des dirigeants et des salariés. Dans l'affirmative :** **(i) indiquer comment une personne peut en obtenir le texte,** **(ii) décrire de quelle façon le conseil veille au respect du code; s'il n'y veille pas, expliquer s'il s'assure du respect du code et de quelle façon,**

	(iii) faire un renvoi à toutes les déclarations de changement important déposées au cours du dernier exercice et se rapportant à la conduite d'un administrateur ou d'un membre de la haute direction qui constitue un manquement au code. Le conseil d'administration a adopté un code d'éthique commerciale. Le public peut se procurer un exemplaire du code d'éthique commerciale sur le site Web de SEDAR au www.sedar.com, sur le site Web de la Fiducie au www.altagas.ca ou en présentant une demande au vice-président, chef du contentieux et secrétaire général. Le conseil d'administration surveille la conformité avec le code d'éthique commerciale au moyen de rapports de la direction aux comités du conseil chargé des divers aspects de ce code. De plus, la Fiducie a établi une ligne d'aide pour les fournisseurs de services tiers et un site Web pour les plaintes. Les plaintes formulées à un fournisseur de services tiers sont transmises au président du comité de vérification. Les salariés sont tenus d'attester annuellement par leur signature leur compréhension du code d'éthique commercial. Aucune déclaration de changement important n'a été déposée depuis le début du dernier exercice terminé de la Fiducie qui se rapporte à la conduite d'un administrateur ou d'un membre de la haute direction qui constitue un manquement au code.
b.	**Décrire les mesures prises par le conseil d'administration pour garantir l'exercice d'un jugement indépendant par les administrateurs lors de l'examen des opérations et des contrats dans lesquels un administrateur ou un membre de la haute direction a un intérêt important.** Tout administrateur qui a un intérêt important dans une opération ou un contrat à l'étude par le conseil d'administration est tenu de déclarer le conflit en question et de ne pas participer à la réunion du conseil d'administration au cours de laquelle cette opération ou ce contrat est examiné et s'abstenir de voter à leur égard. Les membres de la haute direction doivent divulguer tout intérêt important qu'ils ont dans une opération ou un contrat qui est à l'étude par le conseil d'administration et ils ne participent pas à la réunion du conseil d'administration au cours de laquelle l'opération en question est examinée.
c.	**Indiquer les autres mesures prises par le conseil d'administration pour encourager et promouvoir une culture d'éthique commerciale.** Le comité de gouvernance doit élaborer la gouvernance générale de la Fiducie, soit une évaluation permanente des questions de gouvernance, et formuler des recommandations au conseil d'administration concernant l'approche du commandité envers la gouvernance. Le mandat du comité de gouvernance comprend notamment l'examen de l'approche du commandité en matière de conduite éthique commerciale tel qu'il est indiqué dans le code d'éthique commerciale et la formulation de recommandations au conseil d'administration à cet égard.
6. Sélection des candidats au conseil d'administration	
a.	**Indiquer la procédure suivie pour trouver de nouveaux candidats au conseil d'administration.** Le mandat du comité de gouvernance comprend notamment la recommandation des administrateurs au conseil d'administration pour pourvoir les postes vacants d'administrateurs ou des candidats aux postes d'administrateur qui seront élus par le fiduciaire, suivant les directives des porteurs de parts. Les qualifications des nouveaux candidats au conseil d'administration sont passées en revue par le comité de gouvernance suivant les critères établis par le conseil d'administration.
b.	**Indiquer si le conseil d'administration a ou non un comité des candidatures composé uniquement d'administrateurs indépendants.** Le comité de gouvernance est actuellement composé de MM. Myron F. Kanik, Robert B. Hodgins et David F. Mackie, qui sont tous des administrateurs indépendants. M. Myron F. Kanik préside le comité et est l'administrateur principal.
c.	**Si le conseil d'administration a un comité des candidatures, exposer ses responsabilités, ses pouvoirs et son fonctionnement.**

	Le mandat du comité de gouvernance comprend la recommandation des administrateurs au conseil d'administration pour pourvoir les postes vacants du conseil ou des candidats aux postes d'administrateur qui seront élus par le fiduciaire, suivant les directives des porteurs de parts. Les compétences et les aptitudes des membres du conseil dans son ensemble sont examinées par le comité de gouvernance qui évalue les candidats éventuels. Les qualifications des nouveaux candidats aux postes d'administrateur sont passées en revue par le comité de gouvernance suivant les critères établis par le conseil d'administration. Le mandat du comité de gouvernance comprend aussi l'examen de la taille du conseil d'administration et des pratiques visant à mesurer le rendement et la formulation de recommandations à cet égard. Suivant ces recommandations, le conseil d'administration évalue sa taille chaque année lorsqu'il examine le nombre d'administrateurs qui seront recommandés aux porteurs de parts afin d'être élus à l'assemblée annuelle des porteurs de parts, en tenant compte du nombre nécessaire d'administrateurs pour que le conseil d'administration s'acquitte de ses fonctions efficacement et maintienne une diversité sur le plan des opinions, des aptitudes et de l'expérience.
7. Rémunération	
a.	**Indiquer la procédure en vertu de laquelle le conseil d'administration fixe la rémunération des administrateurs et des dirigeants de l'émetteur.** Voir l'exposé présenté sous la rubrique « Rapport sur la rémunération du personnel et des membres de la haute direction » dans la circulaire d'information.
b.	**Indiquer si le conseil d'administration a ou non un comité de la rémunération composé uniquement d'administrateurs indépendants.** Le comité des ressources humaines et de la rémunération est actuellement composé de M. Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik et David F. Mackie, qui sont tous des administrateurs indépendants. M. Myron F. Kanik préside le comité.
c.	**Si le conseil d'administration a un comité de la rémunération, exposer ses responsabilités, ses pouvoirs et son fonctionnement** Le mandat du comité des ressources humaines et de la rémunération comprend l'examen et l'approbation des objectifs et des buts commerciaux pertinents à la rémunération du président et chef de la direction, l'évaluation du président et chef de la direction en regard de ces buts et objectifs et la formulation de recommandations au conseil d'administration relativement à la rémunération du président et chef de la direction suivant cette évaluation, l'élaboration de politiques appropriées en matière de rémunération pour les autres dirigeants d'AltaGas et l'évaluation du rendement de la haute direction. Le comité des ressources humaines et de la rémunération passe en revue l'information concernant la rémunération de la direction avant qu'elle ne soit rendue publique.
d.	**Si, au cours du dernier exercice de l'émetteur, les services d'un consultant ou conseiller spécialisé en rémunération ont été retenus pour aider à fixer la rémunération de dirigeants de l'émetteur, indiquer l'identité du consultant ou conseiller et exposer les grandes lignes de son mandat. Si le consultant au conseiller a été engagé afin d'effectuer d'autres tâches pour le compte de l'émetteur, l'indiquer et décrire brièvement la nature du travail.** La Fiducie a retenu les services de Mercer Human Resource Consulting (« Mercer ») avec le mandat précis de l'aider à fixer la rémunération des dirigeants d'AltaGas au cours du dernier exercice terminé. Cette aide consistait à concevoir un groupe de comparaison aux fins de l'examen de la rémunération et à fournir des données de référence. Mercer a touché des honoraires de 35 500 $ pour ce travail. Outre ce mandat, Mercer fournit à la société (par l'intermédiaire d'un autre secteur d'activités) des services généraux de consultation en matière d'avantages sociaux ou de rémunération aux salariés.

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8. *Autres comités du conseil*	
a.	**Si le conseil d'administration a d'autres comités permanents, outre le comité de vérification, le comité des candidatures et le comité de la rémunération, donner la liste des comités et leur fonction.** Outre le comité de vérification, le comité de gouvernance et le comité des ressources humaines et de la rémunération, le conseil d'administration du commandité a établi le comité de l'environnement et de la sécurité, qui surveille les politiques, pratiques et procédures relativement à l'environnement, à la santé et à la sécurité des membres du groupe de la Fiducie, dont AltaGas et ses filiales, et formule des recommandations à cet égard. Le comité a établi un système de gestion des risques environnementaux et surveille son fonctionnement au moyen de rapports périodiques. Le comité de l'environnement et la sécurité est actuellement composé de MM. David W. Cornhill, Denis C. Fonteyne et Allan L. Edgeworth, MM. Fonteyne et Edgeworth étant des administrateurs indépendants. M. Denis C. Fonteyne préside le comité.
9. *Évaluation*	
a.	**Indiquer si le conseil d'administration, les comités du conseil et chaque administrateur sont soumis ou non à une évaluation régulière de leur efficacité et de leur apport. Dans l'affirmative, exposer la procédure d'évaluation.** Le mandat du comité de gouvernance comprend aussi l'établissement de pratiques appropriées visant à mesurer le rendement et à examiner le rendement du conseil d'administration, des comités du conseil d'administration et de chaque administrateur. Chaque année, le comité de gouvernance évalue officiellement l'efficacité du conseil d'administration et de chacun de ses membres ainsi que de chacun de ses comités au moyen d'une autoévaluation et d'un questionnaire d'enquête. Dans le cadre de l'évaluation officielle, les administrateurs sont invités à formuler des commentaires quant aux domaines où le conseil d'administration pourrait être plus efficace et à la façon dont cette efficacité pourrait être améliorée, ainsi qu'aux domaines où des séances d'information supplémentaires seraient appropriées. Le comité de gouvernance passe en revue les résultats du questionnaire d'évaluation annuelle et soumet le fruit de cet exercice au conseil d'administration aux fins d'examen.
Compétences financières en vertu du Règlement 52-110	
Exigence du Règlement 52-110	**Le comité de vérification doit avoir au moins trois membres, dont chacun doit être « indépendant » et posséder des « compétences financières ».**
Le commandité respecte-t-il cette exigence ?	Oui.
Description de l'approche	La LCSA, soit la loi qui régit le commandité, stipule que le comité de vérification du commandité doit être composé d'au moins trois administrateurs dont la majorité ne sont pas des dirigeants ou des salariés du commandité ou d'un membre de son groupe, notamment AltaGas. Le comité de vérification se conforme à cette exigence et aux exigences du Règlement 52-110.

SEC File # 82-_ . .

	Tous les membres du comité de vérification possèdent des « compétences financières » et MM. Daryl H. Gilbert, Allan L. Edgeworth et Robert B. Hodgins ont une expertise comptable ou autre expertise financière connexe, selon les critères établis par le conseil d'administration conformément au Règlement 52-110. Le conseil d'administration a adopté la définition de « compétences financières » présentée dans le Règlement 52-110.[1]
	Le comité d'administration a élaboré le mandat écrit qui énonce les rôles et responsabilités du comité de vérification et qui aide les membres de ce comité à s'acquitter de leurs fonctions. Ce mandat est passé en revue annuellement par le comité de vérification. Celui-ci examine les états financiers intermédiaires et annuels de la Fiducie et formule des recommandations au conseil d'administration à cet égard. Le comité de vérification examine aussi la nature et la portée de la vérification annuelle telle qu'elle a été proposée par les vérificateurs et la direction, et le caractère suffisant des systèmes et procédures de contrôle comptable interne au sein de la Fiducie et des membres de son groupe. Le comité de vérification doit s'assurer que la direction a mis en œuvre un système efficace de contrôle interne et qu'elle fait rapport sur le contrôle interne. Le comité de vérification rencontre régulièrement les vérificateurs de la Fiducie, indépendamment de la direction, et a des voies de communication directes avec les vérificateurs internes et externes de la Fiducie afin de discuter et d'examiner des questions précises jugées appropriées.
Charte du comité de vérification	
Exigence du Règlement 52-110	**Le comité de vérification doit avoir une charte écrite qui énonce son mandat et ses responsabilités.**
Le commandité respecte-t-il cette exigence ?	Oui.
Description de l'approche	Le comité de vérification a mis en place une charte. Voir la notice annuelle de 2006 de la Fiducie pour obtenir le texte de la charte.

[1] Le Règlement 52-110 définit les « compétences financières » comme étant la capacité de lire et de comprendre un jeu d'états financiers qui présentent des questions comptables d'une ampleur et d'un degré de complexité comparables, dans l'ensemble, à celles dont on peut raisonnablement croire qu'elles seront soulevées lors de la lecture des états financiers de la Fiducie.

ANNEXE B - RÉSOLUTION ORDINAIRE DES PORTEURS DE PARTS D'ALTAGAS INCOME TRUST

(la « Fiducie »)

OBJET : MODIFICATION DU RÉGIME D'OPTIONS D'ACHAT DE PARTS DE FIDUCIE

PAR CONSÉQUENT IL EST RÉSOLU ce qui suit sous forme de résolution ordinaire de la Fiducie :

1. Le régime d'options d'achat de parts de fiducie de la Fiducie (le « **régime** ») est modifié de la manière indiquée dans la circulaire d'information de la direction de la Fiducie datée du 1er mars 2007, notamment afin d'en supprimer intégralement l'article 11 et de le remplacer par ce qui suit :

   11. **Modification et résiliation du régime.** Sous réserve des exceptions présentées ci-dessous, le conseil d'administration peut modifier, suspendre ou résilier le régime, ou toute partie de celui-ci ou toute option, à tout moment, et peut le faire sans l'approbation des porteurs de parts, sous réserve des dispositions de la loi applicable, le cas échéant, qui exige l'approbation des porteurs de parts ou d'une autorité gouvernementale ou de réglementation (notamment la Bourse). Néanmoins, le conseil d'administration peut apporter le genre de modifications suivantes au régime sans demander l'approbation des porteurs de parts :

      a) les modifications de nature administrative ou ministérielle dont, notamment, toute modification qui vise à corriger une ambiguïté, une erreur ou une omission dans le régime, ou à corriger ou à étoffer une disposition du régime qui est incompatible avec toute autre disposition de celui-ci;

      b) les modifications nécessaires au respect des dispositions de la loi applicable (notamment les règles, règlements et politiques de la Bourse);

      c) les modifications voulues pour que les gratifications soient admissibles à un traitement favorable en vertu des lois applicables;

      d) les modifications touchant l'administration du régime;

      e) toute modification visant à réduire le prix d'option d'une option détenue par un non-initié;

      f) toute modification aux dispositions de dévolution du régime ou à quelque gratification que ce soit;

      g) toute modification apportée aux dispositions de résiliation anticipée du régime ou à quelque gratification que ce soit, peu importe si la gratification est détenue par un initié, pourvu que la modification n'entraîne pas une prolongation de la gratification au-delà de la date d'expiration initiale;

      h) toute modification apportée aux dispositions de résiliation du régime ou à quelque gratification que ce soit, sauf si la gratification est détenue par un initié dans le cas d'une modification ayant pour effet de prolonger la durée de la gratification, pourvu que la modification n'entraîne pas une prolongation de la gratification au-delà de sa date d'expiration initiale;

      i) l'ajout de quelque forme que ce soit d'aide financière par la Fiducie pour l'acquisition de parts par toutes les catégories de titulaires d'options ou par

certaines d'entre elles aux termes du régime, et la modification ultérieure d'une disposition semblable;

j) les modifications voulues pour suspendre ou résilier le régime;

k) toute autre modification, fondamentale ou autre, pour laquelle l'approbation des porteurs de parts n'est pas requise en vertu de la loi applicable.

L'approbation des porteurs de parts sera requise pour le genre de modifications suivantes :

(i) toute modification qui a pour effet de réduire le prix d'option d'une option détenue par un initié,

(ii) toute modification qui a pour effet de prolonger la durée d'une option détenue par un initié au-delà de sa date d'expiration initiale, sauf tel que le permet autrement le régime,

(iii) les modifications que les porteurs de parts doivent approuver en vertu de la loi applicable (y compris les règles, les règlements et les politiques de la Bourse).

En cas d'incompatibilité entre les paragraphes a) à k) et les paragraphes (i) à (iii) précités, ce sont ces derniers qui ont préséance.

Sauf disposition expresse aux présentes, aucune mesure du comité, du conseil d'administration ou des porteurs de parts ne peut modifier ou compromettre les droits d'un titulaire d'options sans que celui-ci n'y consente dans le cadre d'une gratification qui lui a été octroyée auparavant.

2. Tout administrateur d'AltaGas General Partner Inc. ou tout dirigeant d'AltaGas Ltd. est par les présentes autorisé et habilité, au nom et pour le compte de la Fiducie, à signer ou à faire signer et à remettre ou à faire remettre tous les documents et à prendre ou à faire prendre toutes les mesures qu'il juge nécessaires ou souhaitables relativement à ce qui précède.

3. Le conseil d'administration d'AltaGas General Partner Inc. peut révoquer la présente résolution avant qu'elle ne soit exécutée, et ce, sans qu'il soit nécessaire d'obtenir l'approbation des porteurs de parts de fiducie.

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ALTAGAS INCOME TRUST

Notice annuelle

Pour l'exercice terminé le 31 décembre 2006

Le 20 mars 2007

AltaGas

Well connected

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TABLE DES MATIÈRES

Sauf indication contraire, le terme « dollars » désigne des dollars canadiens dans la présente notice annuelle.

INFORMATION PROSPECTIVE

La présente notice annuelle contient des énoncés prospectifs. Lorsqu'ils sont utilisés dans la présente notice annuelle et dans les documents y étant intégrés par renvoi, les verbes « pouvoir », « devoir », « compter », « prévoir », « s'attendre à », « croire », « chercher à », « se proposer de », « estimer » éventuellement employés au futur ou au conditionnel et autres expressions semblables, en ce qui concerne la Fiducie ou un membre de son groupe, sont censés signaler des énoncés prospectifs. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs pouvant faire en sorte que les résultats ou les événements réels diffèrent considérablement de ceux qu'ils prévoient. Ils font état du point de vue actuel de la Fiducie en ce qui a trait à des événements futurs d'après certains facteurs et hypothèses déterminants, notamment la croissance, les résultats d'exploitation, la performance, les projets commerciaux et les débouchés prévus, et sont exposés à certains risques et incertitudes, notamment ceux décrits dans la présente notice annuelle à la rubrique « Facteurs de risque ». Bien des facteurs pourraient entraîner un écart entre les résultats, la performance ou les réalisations réels de la Fiducie et ceux décrits dans la présente notice annuelle, notamment des changements sur le marché, la concurrence, des faits nouveaux d'ordre gouvernemental ou dans la réglementation et la conjoncture économique en général. Si un ou plusieurs de ces risques ou incertitudes se concrétisaient ou si des hypothèses sous-jacentes aux énoncés prospectifs se révélaient inexactes, les résultats réels pourraient différer considérablement de ceux décrits dans la présente notice annuelle comme escomptés, prévus, recherchés, proposés, envisagés ou attendus, et il ne faut pas accorder une confiance excessive aux énoncés prospectifs inclus dans la présente notice annuelle. Ces énoncés sont formulés uniquement en date de la présente notice annuelle. La Fiducie n'a pas l'intention de les mettre à jour et n'y est pas tenue, sauf exigence de la loi. Les énoncés prospectifs contenus dans la présente notice annuelle et les documents y étant intégrés par renvoi sont présentés expressément sous réserve du présent avertissement.

GLOSSAIRE

Sauf indication contraire du contexte, les définitions ci-après s'appliquent à la présente notice annuelle. Les termes « **convention** » et « **contrat** », au singulier ou au pluriel, désignent les conventions et les contrats éventuellement modifiés, complétés ou mis à jour.

« **Aeolis** » Aeolis Wind Power Corporation.

« **AESO** » L'Alberta Electric System Operator.

« **AltaGas** » AltaGas Ltd., AltaGas Limited Partnership et les autres membres en exploitation du groupe de la Fiducie.

« **AltaGas LP #1** » AltaGas Holding Limited Partnership No. 1.

« **AltaGas LP #2** » AltaGas Holding Limited Partnership No. 2.

« **AltaGas Services** » ou « **ASI** » AltaGas Services Inc., remplacée par AltaGas Ltd. par voie de fusion.

« **arrangement** » L'arrangement, aux termes de l'article 192 de la LCSA, qui vise entre autres AltaGas Services, la Fiducie, le Holding Trust, le commandité, AltaGas LP #1 et AltaGas LP #2 et aux termes duquel les activités d'AltaGas Services ont été restructurées en une fiducie de revenu à compter du 1er mai 2004.

« **ASTC Partnership** » ou « **ASTC** » ASTC Power Partnership.

« **b** » Baril d'éthane ou de LGN en réservoirs de stockage, le volume de LGN étant exprimé en barils de 42 gallons américains ou de 34,972 gallons impériaux.

« **Balancing Pool** » L'organisme gouvernemental établi pour gérer les EAE invendues à la suite de la vente aux enchères initiale d'EAE et servant à limiter la responsabilité découlant des EAE.

« **b/j** » Baril par jour.

« **billets du Holding Trust** » Les billets subordonnés non garantis émis aux termes de la convention relative aux billets du Holding Trust. Voir « Holding Trust – Billets du Holding Trust ».

« **BPA** » Le Balancing Pool Administrator.

« **BSOC** » Le bassin sédimentaire de l'Ouest canadien.

« **comité** » Le comité de vérification du conseil d'administration.

« **commandité** » AltaGas General Partner Inc., filiale en propriété exclusive directe de la Fiducie et commandité d'AltaGas LP #1, d'AltaGas LP #2, d'AltaGas Limited Partnership, de PremStar et d'ECNG.

« **conseil d'administration** » Le conseil d'administration du commandité, tel qu'il est constitué.

« **convention d'administration** » La convention d'administration conclue en date du 1er mai 2004 par la Fiducie, le commandité, AltaGas Ltd., en qualité d'administrateur, le Holding Trust, AltaGas LP #1 et AltaGas LP #2. Voir « Gestion de la Fiducie – Convention d'administration ».

« **convention de délégation** » La convention de délégation conclue en date du 1er mai 2004 par la Fiducie, le commandité et le fiduciaire. Voir « Gestion de la Fiducie – Convention de délégation ».

« **convention de vote et d'échange fiduciaires** » La convention de vote et d'échange fiduciaires conclue en date du 1er mai 2004 par la Fiducie, AltaGas LP #1, AltaGas LP #2 et le fiduciaire chargé du vote et de l'échange, dans sa version modifiée, complétée ou mise à jour.

« **convention relative aux billets du Holding Trust** » La convention conclue en date du 26 mars 2004 par le Holding Trust et Société de fiducie Computershare du Canada, en qualité de fiduciaire des billets, et aux termes de laquelle le Holding Trust a émis et pourra émettre des billets du Holding Trust, dans sa version modifiée, complétée ou mise à jour.

« **convention unanime des actionnaires** » La convention conclue en date du 1er mai 2004 par le commandité, AltaGas LP #1, AltaGas LP #2 et AltaGas Ltd., et aux termes de laquelle AltaGas Ltd. a consenti au commandité les pouvoirs des administrateurs d'AltaGas Ltd. de faire ou de superviser la gestion des affaires commerciales et internes d'AltaGas Ltd., dans sa version modifiée, complétée ou mise à jour. Voir « Gestion de la Fiducie – Convention unanime des actionnaires ».

« **cours** » Moyenne simple du cours de clôture des parts de fiducie chaque jour de bourse où il y a eu un cours de clôture. Toutefois, si la bourse ou le marché visé ne fournit pas de cours de clôture mais seulement les cours extrêmes des parts de fiducie négociées un jour donné, le cours correspond à la moyenne simple des cours extrêmes de ce jour de bourse s'il y a eu négociation. En outre, s'il y a eu négociation à la bourse ou sur le marché visé pendant moins de cinq des dix derniers jours de bourse, le cours correspond à la moyenne simple des cours ci-après établis pour chacun des dix jours de bourse : (i) la moyenne des cours acheteur et vendeur pour chaque jour où il n'y a pas eu de négociation; (ii) le cours moyen pondéré des parts de fiducie pour chaque jour où il y a eu négociation si la bourse ou le marché fournit un cours moyen pondéré; (iii) la moyenne des cours extrêmes des parts de fiducie pour chaque jour où il y a eu négociation si le marché ne fournit que les cours extrêmes des parts de fiducie négociées un jour donné.

« **cours de clôture** » Selon le cas : (i) le cours de clôture des parts de fiducie s'il y a eu négociation à la date à laquelle des parts de fiducie ont été déposées à des fins de rachat et si la bourse ou le marché fournit un cours de clôture; (ii) la moyenne des cours extrêmes des parts de fiducie à la date à laquelle elles ont été déposées à des fins de rachat s'il y a eu négociation et si la bourse ou l'autre marché fournit uniquement les cours extrêmes des parts de fiducie négociées un jour donné; (iii) la moyenne des derniers cours acheteurs et vendeurs s'il n'y a pas eu de négociation à cette date.

« **DBRS** » Dominion Bond Rating Service.

« **déclaration de fiducie** » La déclaration de fiducie conclue en date du 26 mars 2004 par le constituant et le fiduciaire, et aux termes de laquelle la Fiducie a été créée, dans sa version modifiée, complétée ou mise à jour.

« **déclaration de fiducie du Holding** » La déclaration de fiducie conclue en date du 26 mars 2004 par la Fiducie, en qualité de constituant, et le fiduciaire du Holding Trust, et aux termes de laquelle le Holding Trust a été créé, dans sa version modifiée, complétée ou mise à jour.

« **EAE** » Entente d'achat d'électricité.

« **Énergie ECNG** » Société en commandite Énergie ECNG.

« **EUB** » L'Energy and Utilities Board de l'Alberta.

« **fiduciaire** » Société de fiducie Computershare du Canada, premier fiduciaire aux termes de la déclaration de fiducie.

« **fiduciaire chargé du vote et de l'échange** » Société de fiducie Computershare du Canada, premier fiduciaire aux termes de la convention de vote et d'échange fiduciaires, ou toute autre personne qui devient le fiduciaire aux termes de la convention de vote et d'échange fiduciaires conformément à cette convention.

« **fiduciaire du Holding Trust** » AltaGas Holding Trust Corp., premier fiduciaire du Holding Trust.

« **Fiducie** » AltaGas Income Trust et, s'il y a lieu, les membres de son groupe.

« **flux de trésorerie de la Fiducie** » En ce qui concerne une période de distribution : (i) les espèces reçues par la Fiducie pour la période de distribution ou à l'égard de la période de distribution, notamment les intérêts, dividendes, distributions, produits de l'aliénation de titres, remboursements de capital et remboursements de dettes; majorés (ii) du produit de toute émission de parts de fiducie ou d'autres titres de la Fiducie, déduction faite des frais de placement et, le cas échéant, de l'emploi du produit d'une telle émission pour le but visé; moins la somme (iii) de tous les montants qui se rattachent au rachat de parts de fiducie et que la Fiducie devra payer en espèces et des frais de la Fiducie au cours de la période de distribution; et (iv) de tous les autres montants (y compris les impôts) dont la déduction, la retenue ou le paiement par la Fiducie ou à l'égard de la Fiducie au cours de cette période de distribution est exigé par la loi ou par la déclaration de fiducie.

« **GJ** » Gigajoule ou 1 000 000 000 de joules.

« **GJ/j** » GJ par jour.

« **Gpi³** » 1 000 000 de kpi³ de gaz naturel.

« **Gpi³/j** » 1 000 000 de kpi³ de gaz naturel par jour.

« **GreenWing** » GreenWing Energy Management Ltd.

« **GWh** » Gigawatt-heure ou 1 000 000 000 de watts-heures. Le watt-heure correspond à un watt de débit d'électricité constant pendant une heure.

« **Holding Trust** » AltaGas Holding Trust, fiducie d'investissement sans personnalité morale dont l'unique propriétaire véritable est la Fiducie.

« **iQ2** » iQ2 Power Corp.

« **kb** » 1 000 barils.

« **km** » Kilomètre.

« **kpi³** » 1 000 pieds cubes de gaz naturel à des conditions normales de mesure impériale.

« **kpi³/j** » 1 000 pieds cubes par jour.

« **LCSA** » La *Loi canadienne sur les sociétés par actions*, L.R.C. 1985, c. C-44, dans sa version éventuellement modifiée, y compris son règlement d'application.

« **LGN** » Les liquides de gaz naturel, composés principalement de propane, de butane et de pentanes plus.

« **LIR** » La *Loi de l'impôt sur le revenu* (Canada) et son règlement d'application, dans leur version éventuellement modifiée.

« **Loi sur la faillite** » La *Loi sur la faillite et l'insolvabilité* (Canada).

« **M** » Million.

« **m³** » Mètre cube de gaz naturel à des conditions normales de mesure.

« **Mpi³** » 1 000 000 de pieds cubes de gaz naturel à des conditions normales de mesure.

« **Mpi³/j** » 1 000 000 de pieds cubes par jour.

« **MW** » Mégawatt ou 1 000 000 de watts. Le watt est l'unité de mesure de puissance électrique.

« **MWh** » Mégawatt-heure ou 1 000 000 de watts-heures. Le watt-heure correspond à un watt de débit d'électricité constant pendant une heure.

« **options sur des parts** » Options permettant d'acquérir des parts de fiducie octroyées aux termes du régime d'options d'achat de parts de fiducie d'AltaGas.

« **part** » ou « **parts** » Les parts de fiducie et les parts échangeables.

« **part à droit de vote spécial** » Part à droit de vote spécial de la Fiducie émise par celle-ci et remise au fiduciaire chargé du vote et de l'échange, et à laquelle se rattache le nombre de droits de vote (chacun de ces droits de vote correspondant aux droits de vote se rattachant à une part de fiducie) égal au nombre de parts échangeables en circulation détenues, sauf par la Fiducie et les membres de son groupe.

« **parts B d'AltaGas LP #1** » Parts de société en commandite de catégorie B d'AltaGas LP #1.

« **parts B d'AltaGas LP #2** » Parts de société en commandite de catégorie B d'AltaGas LP #2.

« **parts de fiducie** » Les parts de fiducie de la Fiducie.

« **parts échangeables** » Les parts B d'AltaGas LP #1 et les parts B d'AltaGas LP #2, le cas échéant.

« **période de distribution** » Chaque mois civil, ou toute autre période qui peut être établie par le commandité au nom du fiduciaire, depuis son premier jour inclusivement jusqu'à son dernier jour inclusivement.

« **Pool** » L'Alberta Power Pool.

« **porteurs de parts** » Les porteurs de parts de fiducie et de parts échangeables.

« **PPM** » Prix du Pool moyen de l'électricité sur 30 jours en Alberta.

« **PremStar** » PremStar Energy Canada Limited Partnership.

« **régime** » Le régime de distribution Premium^{MC}, de réinvestissement des distributions et d'achat facultatif de parts de la Fiducie.

« **régimes exonérés** » Collectivement, les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études, dans chaque cas au sens de la LIR.

« **S&P** » Standard & Poor's, division de The McGraw-Hill Companies, Inc.

« **Taylor** » Taylor NGL Limited Partnership, société en commandite créée en vertu des lois de l'Alberta.

« **Tpi^3** » 1 000 000 000 de kpi^3.

« **TransAlta** » TransAlta Corporation.

« **TransCanada** » TransCanada Energy Ltd.

« **TSX** » La Bourse de Toronto.

« **UEEE** » L'usine d'extraction d'éthane d'Edmonton.

« **Utility Group** » AltaGas Utility Group Inc.

CONVERSION MÉTRIQUE

Le tableau suivant donne certains facteurs de conversion courants entre les unités de mesure anglo-saxonnes et le système international d'unités (ou unités métriques).

Pour convertir des	en	multiplier par	Pour convertir des	en	multiplier par
kpi^3	mètres cubes	28,174	mètres	pieds	3,281
mètres cubes	pieds cubes	35,494	milles	kilomètres	1,609
barils	mètres cubes	0,159	kilomètres	milles	0,621
mètres cubes	barils	6,290	acres	hectares	0,405
tonnes	tonnes anglaises	0,984	hectares	acres	2,471
pieds	mètres	0,305	gigajoule	kpi^3	0,9482

ALTAGAS INCOME TRUST

AltaGas Income Trust est une fiducie de placement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée conformément à la déclaration de fiducie. Voir « Déclaration de fiducie et description des parts ». La Fiducie détient indirectement la totalité des actifs, des passifs et des activités qui appartenaient antérieurement à AltaGas Services. AltaGas Services avait été constituée le 30 août 1993 en vertu de la LCSA sous la dénomination 2950341 Canada Ltd. et avait démarré son exploitation le 1er avril 1994. À compter du 1er mai 2004, l'entreprise d'AltaGas Services a été restructurée aux termes de l'arrangement et les porteurs d'actions ordinaires d'AltaGas Services ont reçu des parts de fiducie et/ou des parts échangeables en échange de leurs actions ordinaires. AltaGas Services est devenue une filiale indirecte de la Fiducie et a été fusionnée pour créer AltaGas Ltd.

Les résultats d'exploitation et financiers présentés dans la présente notice annuelle suivent la méthode de la continuité des intérêts communs qui reconnaît la Fiducie en tant qu'entité remplaçant AltaGas Services.

La Fiducie a été établie principalement afin d'acquérir des titres ou d'investir dans des titres d'entités qui participent à des activités de collecte, de traitement, de transport, d'extraction, d'achat, d'entreposage ou de vente de pétrole, de gaz naturel, de liquides du gaz naturel et d'autres produits connexes, d'électricité ou d'autres formes d'énergie, ou à la propriété, à la location ou à l'exploitation d'actifs ou de biens se rapportant à ces activités ou à des activités connexes, et afin de faire tout autre investissement que le fiduciaire décidera. Voir « Description de la Fiducie ».

Au 31 décembre 2006, la Fiducie comptait 54 313 552 parts de fiducie en circulation et 2 088 814 parts échangeables en circulation, toutes ces parts étant des parts B d'AltaGas LP #1. Les parts de fiducie sont inscrites à la cote de la TSX sous le symbole ALA.UN. Les parts échangeables ne sont inscrites à la cote d'aucune bourse.

Les porteurs de parts de fiducie sont les seuls bénéficiaires de la Fiducie. Société de fiducie Computershare du Canada est le fiduciaire de la Fiducie.

L'exercice de la Fiducie prend fin le 31 décembre. Lorsqu'il est fait référence à une année dans la présente notice annuelle, il est fait référence à l'exercice de la Fiducie, sauf indication contraire.

Le siège social et bureau principal de la Fiducie est situé au 1700, 355 – 4th Avenue S.W., Calgary, Alberta, T2P 0J1.

STRUCTURE DE LA FIDUCIE

La Fiducie et certains membres de son groupe sont présentés dans l'organigramme qui suit. Sont exclus de l'organigramme certains membres du groupe de la Fiducie dont l'actif total ne représente pas individuellement plus de 10 % de l'actif consolidé de la Fiducie au 31 décembre 2006 et dont les produits d'exploitation totaux ne dépassent pas individuellement 10 % des produits d'exploitation consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2006. Ces membres du groupe exclus représentaient globalement moins de 20 % de l'actif consolidé de la Fiducie au 31 décembre 2006 et moins de 20 % des produits d'exploitation consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2006.


Porteurs de parts publics
Parts de fiducie
AltaGas Income Trust
Parts (100 %) et billets de Holding Trust
Actions ordinaires (100 %)
Parts de catégorie B (100 %)
AltaGas Holding Trust
Parts de catégorie A (100 %)
AltaGas General Partner Inc.
AltaGas Holding Limited Partnership No. 1
0,01 %
Parts de catégorie A (100 %)
AltaGas Holding Limited Partnership No. 2
99,99 %
AltaGas Limited Partnership
Actions ordinaires (100 %) et dettes
0,01 %
0,01 %
99,99 %
99,99 %
AltaGas Ltd.
PremStar Energy Canada Limited Partnership
ECNG Energy L.P.
100 %
99,99 %
AltaGas Holdings Inc.
0,01 %
AltaGas Operating Partnership
0,15 %
99,85 %
AltaGas Power Holdings Partnership
22,59 %
77,36 %
AltaGas Pipeline Partnership
0,05 %
50 %
ASTC Power Partnership

(1) Les parts échangeables sont échangeables contre des parts de fiducie au gré de leur porteur à raison de une contre une, donnent le droit de voter avec les porteurs de parts et donnent droit aux mêmes distributions en espèces par part échangeable que celles effectuées sur une part de fiducie. Voir « Déclaration de fiducie et description des parts ».

(2) La quasi-totalité des actifs d'exploitation appartenant antérieurement à AltaGas Services et à ses filiales ont été versés comme apports à AltaGas Operating Partnership et certaines obligations d'AltaGas Services et de ses filiales ont été prises en charge par AltaGas Operating Partnership le 1er mai 2004.

(3) La Fiducie, le Holding Trust et les sociétés de personnes ont été établies en vertu des lois de l'Alberta. Le commandité, AltaGas Ltd. et AltaGas Holdings Inc. sont des sociétés constituées ou issues d'une fusion en vertu de la LCSA.

OBJECTIF DE LA FIDUCIE

La Fiducie a pour objectif de se développer et d'exercer ses activités, indirectement par l'intermédiaire des membres en exploitation de son groupe, de manière à bâtir de la valeur à long terme et à obtenir des résultats stables. Pour atteindre son objectif, elle a l'intention, par l'entremise des membres en exploitation de son groupe :

- de faire croître son infrastructure énergétique et ses entreprises de services au moyen d'expansions et d'acquisitions au Canada et dans le nord des États-Unis;
- d'exploiter des actifs nouveaux et existants pour assurer des rentrées de fonds stables et prévisibles;
- de se concentrer sur des entreprises énergétiques le long de la chaîne de valeur qui sont diversifiées pour ce qui est de leur source de produits d'exploitation, de leurs modalités contractuelles, de l'exposition aux cycles de l'industrie et de l'emplacement géographique;
- de tabler sur la composition actuelle des actifs et des services énergétiques en continuant de se concentrer sur des perspectives de rentrées de fonds prévisibles et à long terme au moyen de coût du service, de prix forfaitaire, de modalités contractuelles fondées sur les marges et d'une exposition aux prix des marchandises minime ou gérée;
- de continuer à évaluer les occasions et d'étendre ses activités intégrées d'une manière qui augmente la valeur des parts, ce qui minimise la concentration des risques.

La Fiducie s'efforce d'offrir aux porteurs de parts des distributions d'encaisse stables et croissantes. Elle emploie une stratégie visant à fournir aux porteurs de parts un rendement annuel distributions/cours concurrentiel en versant tous les mois des distributions d'encaisse soutenues par une stratégie financière solide et une forte performance commerciale.

STRATÉGIE D'ENTREPRISE

AltaGas utilise son infrastructure énergétique et sa connaissance approfondie du marché en vue d'acheminer l'énergie de sa source jusqu'aux utilisateurs finaux. AltaGas a pour objectif de croître ses actifs, d'améliorer l'efficacité d'exploitation, d'utiliser son infrastructure énergétique et de relier les composants de son activité d'énergie intégrée pour augmenter la valeur pour les porteurs de parts.

Intégration de la chaîne de valeur énergétique

L'intégration de la chaîne de valeur énergétique est l'intégration du marché et des industries du gaz naturel, de l'électricité et du pétrole. Les industries du gaz naturel et de l'électricité sont interdépendantes par suite de la déréglementation du gaz naturel et de l'électricité, de la consommation croissante de gaz naturel pour la production d'électricité et des fluctuations constantes des prix de l'énergie.

AltaGas est propriétaire exploitante d'infrastructures énergétiques dans les industries du gaz naturel et de l'électricité et a une connaissance approfondie des marchés du gaz naturel et de l'électricité dans lesquels elle exerce ses activités ainsi qu'une grande expertise dans ces marchés. AltaGas utilise ses actifs et son expertise pour saisir la valeur avec plus d'efficacité et d'efficience, en reliant les actifs, les interdépendances du gaz et de l'électricité et les occasions d'arbitrage liés à ces marchandises et à ces services afin d'augmenter la valeur pour ses clients et ses porteurs de parts.

AltaGas :

- est propriétaire exploitante d'installations de collecte et de traitement de gaz naturel et de LGN et en assure le développement;
- est propriétaire exploitante d'usines d'extraction de LGN;
- est propriétaire exploitante de gazoducs de transport de gaz naturel et de condensats;
- contrôle 353 MW de production d'électricité alimentée au charbon grâce à sa propriété de certaines EAE et 25 MW de capacité de pointe alimentée au gaz, le tout fournissant de l'électricité au marché de l'Alberta;
- offre aux producteurs d'énergie dans l'Ouest canadien et aux consommateurs d'énergie à l'échelle nationale des services multiénergies, dont l'approvisionnement en énergie et la gestion des approvisionnements;
- prévoit développer des projets d'énergie renouvelable au Canada et dans le nord des États-Unis par l'entremise de partenariats financiers et de développement.



SECTEURS D'ACTIVITÉS

Au 31 décembre 2006, la Fiducie a présenté ses états financiers et ses résultats d'exploitation consolidés selon cinq secteurs d'activités :

- Collecte et traitement sur place, ce qui comprend les gazoducs de collecte et les installations de traitement de gaz naturel.
  - Les réseaux de collecte acheminent le gaz naturel des puits producteurs aux installations de traitement.
  - Les installations de traitement retirent du gaz naturel les impuretés et certains composants d'hydrocarbures puis compressent le gaz pour qu'il réponde aux spécifications de transport des gazoducs en aval.
- Extraction et transport, ce qui comprend les usines d'extraction d'éthane et de LGN et les gazoducs de transport de gaz naturel et de condensats.
  - Les usines d'extraction sont situées le long des principaux gazoducs de transport et traitent à nouveau le gaz naturel en vue d'extraire et de récupérer l'éthane et les LGN.
  - Les gazoducs de transport livrent du gaz naturel et des condensats aux réseaux de distribution, aux utilisateurs finaux ou à d'autres gazoducs en aval.
- Production d'électricité, ce qui consiste en la production de 353 MW d'électricité alimentée au charbon aux termes d'ententes d'achat d'électricité et de 25 MW d'électricité alimentée au gaz aux termes d'une entente de location ainsi qu'en des participations dans deux partenariats visant à développer de l'énergie éolienne.
- Services énergétiques, ce qui comprend les services de gestion d'énergie, les services gaziers et la production de pétrole et de gaz naturel.
  - L'entreprise liée à la gestion de l'énergie offre des services de gestion des approvisionnements et de consultation en énergie (gaz et électricité) à des utilisateurs finaux d'énergie des secteurs industriel, agricole, commercial et institutionnel.
  - L'entreprise liés aux services gaziers achète et revend des approvisionnements en électricité et en gaz, du transport de gaz et de l'entreposage de gaz et commercialise le gaz pour les producteurs.
  - AltaGas détient un petit portefeuille d'actifs produisant du pétrole et du gaz naturel, vendus sur le marché au comptant.
- Le secteur de l'entreprise, ce qui comprend les actifs d'entreprise et les revenus et frais connexes non directement attribuables à un secteur d'exploitation.

Le secteur de distribution de gaz naturel a été transformé en une société ouverte distincte, AltaGas Utility Group Inc., le 17 novembre 2005. Les résultats financiers et d'exploitation consolidés pour 2006 présentent les résultats de ce secteur en 2005 au moment où il faisait encore partie des activités d'exploitation d'AltaGas. La Fiducie conserve une participation de 26,7 % dans Utility Group.

RÉGIONS EXPLOITÉES PAR ALTAGAS


BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
MANITOBA
ONTARIO
QUEBEC
Activités actuelles
Bureau d'AltaGas
BC
Alberta
Saskatchewan
Edmonton
Calgary
Projet éolien proposé
Zone d'exploitation de collecte et de traitement
Usine d'extraction
Usine de fractionnement
Gazoduc de transport
Production d'électricité
Bureaux des services énergétiques

Au 31 décembre 2006

ÉVOLUTION GÉNÉRALE DES ACTIVITÉS DE LA FIDUCIE

APERÇU

AltaGas transporte, traite, produit et vend l'énergie pour créer de la valeur. AltaGas :

- collecte, traite et transporte de façon matérielle le gaz naturel;
- extrait de l'éthane et des LGN du gaz naturel et transporte des condensats;
- fournit des services d'experts-conseils en énergie et des services de gestion d'approvisionnement énergétique et organise l'approvisionnement en gaz et en électricité des utilisateurs finaux non résidentiels;
- commercialise le gaz naturel, les LGN et l'énergie électrique et produit de l'énergie par la répartition d'unités de production alimentées au gaz.

La composition des actifs d'AltaGas procure des produits d'exploitation ayant des rentrées de fonds à long terme et une exposition aux cours des marchandises minime ou gérée. AltaGas prévoit faire croître chacun de ses secteurs d'activités et gérer des risques comme les cours des marchandises, l'offre de gaz naturel, les risques de contrepartie et la concentration géographique de manière prudente.

Pour accroître la valeur à long terme, AltaGas a pour stratégie financière de se concentrer sur le bénéfice net ainsi que sur les rentrées de fonds et le rendement des capitaux propres. Elle continuera à développer ses capitaux propres pour maintenir un bilan solide et appuyer sa stratégie de croissance, ce qui à son tour favorisera des rentrées de fonds substantielles et stables pouvant être distribuées aux porteurs de parts.

HISTORIQUE

La Fiducie est une fiducie de placement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée conformément à la déclaration de fiducie ayant pris effet le 1er mai 2004. La Fiducie détient indirectement la totalité de l'actif, du passif et des activités appartenant antérieurement à AltaGas Services Inc. Le 29 avril 2004, les porteurs de titres d'ASI ont voté à 99,9 % en faveur d'un plan d'arrangement pour réorganiser les activités d'ASI en une fiducie de revenu appelée AltaGas Income Trust. La Cour du banc de la Reine de l'Alberta a approuvé le plan d'arrangement le 30 avril 2004.

ASI a démarré son exploitation le 1er avril 1994 avec une équipe de 20 personnes expérimentées dans l'industrie du gaz naturel. La vision initiale était de bâtir une importante entreprise canadienne intermédiaire de gaz naturel regroupant un portefeuille de services reliés au gaz naturel avec des actifs ayant une longue durée de vie en vue d'accroître le bénéfice net. À l'époque, le concept d'entreprise intermédiaire distincte offrant une gamme complète de services était unique au Canada. ASI a démarré son exploitation avec deux importants contrats de prestation de services de gestion en matière de transport, de réglementation et de gaz. Les produits d'exploitation dérivés de ces contrats au cours de 1994 et 1995, ainsi que les financements privés par capitaux propres, ont permis à ASI de recueillir les fonds nécessaires à la mise sur pied de sa base des actifs intermédiaires puis d'opérer sa transition d'entreprise de services de consultation à une entreprise exploitante intermédiaire.

La nature de la participation d'AltaGas dans l'industrie des intermédiaires a suivi une progression : au départ, elle détenait surtout des contrats de services et des investissements non exploités, puis elle est passée aux installations de gaz naturel dont elle a la propriété exclusive ou dans lesquelles elle détient une participation majoritaire et qu'elle exploite entièrement. Depuis 1994, AltaGas a réalisé l'acquisition ou la construction d'actifs de collecte et de traitement sur place, d'extraction et de transport pour une valeur de plus de 812 millions de dollars. AltaGas a la capacité de se concentrer sur l'acquisition ou le développement d'installations, selon les conditions du marché au cours d'une période donnée.

À la fin de 2001, AltaGas est entrée sur le marché de l'électricité en achetant 353 MW de puissance de sortie de deux unités de production d'électricité alimentées au charbon en Alberta aux termes de EAE à long terme. En 2003, une autre EAE pour 100 MW supplémentaires de puissance alimentée au charbon a été achetée aux termes d'un contrat d'électricité de trois ans avec le Balancing Pool en Alberta qui a pris fin en mars 2006. En 2004, une capacité de pointe alimentée au gaz de 25 MW a été acquise aux termes d'une entente de location-acquisition à long terme.

Fin 2003 et début 2004, AltaGas a étendu son secteur de collecte et de traitement sur place par l'acquisition de participations dans deux systèmes de traitement du gaz naturel au coût d'environ 17 millions de dollars. L'acquisition du système de collecte et de traitement de Rainbow Lake en 2003 comprenait une participation de 100 % dans une

installation de traitement de gaz corrosif de 40 Mpi^3/j et 130 km de conduites de collecte situées près de la ville de Rainbow Lake dans le nord-ouest de l'Alberta. L'acquisition du système de collecte et de traitement de Pouce Coupe à Mica en 2004 comprenait une participation de 40,8 % dans une installation de traitement du gaz d'une capacité brute de 43 Mpi^3/j et environ 70 km de conduites de collecte situées le long de la frontière entre l'Alberta et la Colombie-Britannique.

En 2004, AltaGas a investi 16,4 millions de dollars dans des projets d'expansion interne dans le secteur de collecte et de traitement sur place. Des activités soutenues de forage et de raccordement de puits de la part des producteurs ont créé le besoin d'accroître la capacité en débit des installations d'AltaGas à Marten Creek, à Doris, à Thunder Lake, à Manola et à Windfall et d'augmenter de 7 Mpi^3/j la capacité de l'installation de traitement de Kirkpatrick Lake en 2004. AltaGas a de plus fait passer sa participation dans l'installation de 25 Mpi^3/j de Namaka de 75 % à 100 %.

À la fin de 2004, AltaGas a considérablement étendu son secteur des services énergétiques en Ontario et en Colombie-Britannique grâce à l'acquisition de la quasi-totalité des actifs et des passifs de PremStar Energy Canada Ltd. et de ses filiales, ECNG Inc. et Energistics Group Inc., par les membres de son groupe, PremStar Energy Canada Limited Partnership et Société en commandite ECNG. Le prix d'achat de 21,9 millions de dollars, après des rajustements de clôture à compter de la date de prise d'effet du 1er avril 2004, a été payé principalement au moyen de l'émission de 993 789 parts de fiducie. Les entreprises de PremStar Energy Canada Ltd. et de ses filiales ont été intégrées à AltaGas, mais les noms commerciaux PremStar et ECNG continuent d'être utilisés au sein du secteur des services énergétiques. Au 1er janvier 2007, Société en commandite ECNG a changé sa dénomination pour Société en commandite Énergie ECNG, et AltaGas a commencé à fournir des services de gestion de l'énergie sous la marque de fabrique Énergie ECNG.

Le 3 novembre 2005, AltaGas a encore étendu son secteur des services énergétiques en acquérant la quasi-totalité des actifs et des passifs d'iQ2 Power Corp. pour 3,8 millions de dollars, y compris les frais d'acquisition. En raison de l'acquisition de cette entreprise, AltaGas achète de l'électricité et du gaz pour les revendre à ses clients des secteurs agricole, industriel et commercial en Alberta.

Le 17 novembre 2005, AltaGas a cédé son secteur de distribution de gaz naturel à une société distincte, cotée en bourse, AltaGas Utility Group Inc. Les actions ordinaires de Utility Group ont commencé à être négociées à la TSX à l'ouverture de séance du 17 novembre 2005 sous le symbole AUI. La Fiducie détient 2 184 010 actions ordinaires, soit 26,7 % du total des actions ordinaires émises et en circulation de Utility Group.

En 2005, AltaGas a investi 50,8 millions de dollars en capital de croissance dans le secteur de collecte et de traitement sur place afin d'offrir une infrastructure nouvelle ou agrandie pour répondre à la demande croissante des producteurs dans ses zones d'exploitation. Ce placement comprenait une expansion de 14 Mpi^3/j à Windfall et une expansion de 31 Mpi^3/j à Marten Creek, de même que l'acquisition de l'usine de traitement du gaz de 24 Mpi^3/j à Blair Creek à la fin de 2005. La vente de certains actifs de l'installation de Winefred au premier trimestre de 2005 a généré un produit d'environ 3,9 millions de dollars.

En 2006, AltaGas a investi 53,3 millions de dollars en capital de croissance dans le secteur de collecte et de traitement sur place. L'usine de traitement du gaz corrosif de 20 Mpi^3/j de Princess est entrée en service en 2006. À compter du 1er juillet 2006, la participation d'AltaGas dans l'usine de Pouce Coupe est passée de 40,78 % à 76,75 %. L'acquisition de la nouvelle usine de traitement du gaz corrosif de 10 Mpi^3/j de Clear Hills le 25 septembre 2006 a augmenté la capacité de traitement d'Altagas dans une zone très prometteuse déjà desservie par l'usine de 15 Mpi^3/j de Clear Prairie, construite en 2005 et entrée en service en 2006. De plus, l'expansion de l'installation de traitement du gaz de Prairie River en août a augmenté le débit de cette usine d'au plus 10 Mpi^3/j.

En 2006, AltaGas a annoncé la conclusion de partenariats stratégiques avec Aeolis et GreenWing visant à développer des projets d'énergie renouvelable. Ces partenariats entrent dans la stratégie d'AltaGas de développer des projets d'énergie renouvelable. En juillet 2006, AltaGas et Aeolis ont annoncé que le parc éolien de Bear Mountain était le soumissionnaire choisi dans le cadre de l'appel d'offres ouvert de l'exercice 2006 de la BC Hydro relativement à l'électricité.

DÉBOUCHÉS

AltaGas évalue de façon continue les occasions de croissance le long de la chaîne de valeur énergétique. La direction d'AltaGas estime que les régions productrices de gaz naturel en Amérique du Nord continueront d'exiger des investissements importants dans le forage et la mise en valeur de gisements pour soutenir les niveaux de production nécessaires pour répondre à la demande à long terme pour le gaz naturel puisque les marchés de la consommation continuent de se faire concurrence pour ce qui est des approvisionnements. AltaGas prévoit que les prix du gaz naturel

demeureront assez élevés au cours de la prochaine décennie, ce qui soutiendra les activités requises pour augmenter la production dans le BSOC. La demande d'électricité en Amérique du Nord a aussi connu une croissance constante depuis de nombreuses décennies et AltaGas s'attend à ce que la demande d'électricité continue d'augmenter. La direction croit que les prix de l'électricité soutiendront à long terme la construction de nouvelles installations de production pour répondre à la nouvelle demande et remplacer les actifs retirés du service.

AltaGas recherchera des débouchés dans le secteur de l'énergie qui offrent de solides rendements financiers et un grand potentiel de croissance. Au cours des deux dernières années, AltaGas a saisi plusieurs occasions d'élargir ses activités énergétiques intermédiaires et a ajouté 167 millions de dollars au capital investi, y compris au capital de croissance, d'entretien et d'administration.

Ajouts au capital investi (millions $) (1)	**Collecte et traitement sur place**	**Extraction et transport**	**Production d'électricité**	**Services énergétiques**	**Distribution de gaz naturel** (2)	**Entreprise**	**Total**
Exercice terminé le 31 décembre 2005	53,4	1,6	-	5,6	11,2	18,4	90,2
Total des actifs par secteur au 31 décembre 2005	532,1	211,1	156,1	120,1	-	48,9	1 068,3

Ajouts au capital investi (millions $) (1)	**Collecte et traitement sur place**	**Extraction et transport**	**Production d'électricité**	**Services énergétiques**	**Entreprise**	**Total**
Exercice terminé le 31 décembre 2006	58,5	4,3	4,3	0,8	3,6	71,5
Total des actifs par secteur au 31 décembre 2006	573,7	143,0	130,1	219,2	43,5	1 109,6

(1) Les ajouts au capital investi comprennent le capital de croissance, d'entretien et d'administration et ne sont pas nets des dispositions.
(2) Le secteur de distribution de gaz naturel a été cédé le 17 novembre 2005.

Débouchés – Collecte et traitement sur place

Le secteur de collecte et de traitement sur place d'AltaGas est bien placé pour tirer profit des besoins actuels et futurs de ses clients en matière de collecte et de traitement. Outre son réseau d'environ 6 000 km de conduites de collecte, une capacité de traitement considérable, un potentiel d'expansion ainsi que l'accès à des conduites de transport en aval, qui offrent aux clients des créneaux diversifiés, environ 80 % des unités de compression du secteur sont montées sur patins. Cela permet à AltaGas de déplacer les unités de façon rapide et économique pour pouvoir répondre aux besoins changeants de ses clients en matière de traitement.

Les zones existantes de collecte et de traitement sur place sont généralement entourées de réseaux de collecte et de traitement se voisinant ou se chevauchant. Au fur et à mesure qu'AltaGas a pris de l'essor, les occasions d'expansion par le raccordement de nouveaux puits et la construction ou l'achat d'installations et de réseaux avoisinants ont augmenté. La mise en valeur de nouvelles zones est en grande partie attribuable aux programmes de forage de la clientèle existante et croissante d'AltaGas. À l'heure actuelle, la plus grande partie des infrastructures de collecte et de traitement dans l'Ouest du Canada appartient toujours à des producteurs de pétrole et de gaz naturel. AltaGas est d'avis que, grâce à ses solides compétences opérationnelles et à sa grande pénétration du marché, elle représente un excellent partenaire commercial pour bon nombre d'entreprises de collecte et de traitement sur place, ce qui permet aux producteurs de se concentrer sur les activités d'exploration et de production.

AltaGas adopte un profil de risque prudent en partie en se concentrant sur les acquisitions qui créent une valeur pour les porteurs de parts et en évitant des opérations qu'elle juge trop chères et peu susceptibles de rapporter un bénéfice net à long terme. Ces dernières années, les acquisitions d'actifs de collecte et de traitement sur place se sont faites dans l'industrie intermédiaire à des prix ayant des multiples de capitalisation élevés, si bien qu'AltaGas a décidé de se concentrer principalement sur la construction de nouvelles installations et l'expansion de son infrastructure existante, et non sur des acquisitions. Toutefois, en raison de la réduction des pris du gaz en 2006 et du ralentissement des activités de forage qui ont commencé au deuxième semestre de 2006, AltaGas pourrait avoir l'occasion d'acquérir d'autres installations existantes étant donné que les producteurs se concentrent sur le forage plutôt que sur des activités non essentielles, comme le traitement. AltaGas prévoit continuer de tirer profit de ses relations continues avec des producteurs dans le BSOC.

Débouchés – Extraction et transport

Des occasions de croissance dans l'extraction pourraient survenir à la suite de ce qui suit : des modifications d'usines visant à augmenter les produits récupérés dans des installations dans lesquelles AltaGas détient déjà des participations; l'augmentation de participations dans des usines d'extraction existantes; la construction de nouvelles installations; l'augmentation du débit en raison de conventions d'extraction supplémentaires. Les débouchés procurés par les usines d'extraction reposent généralement sur la conclusion de contrats à long terme de traitement de l'éthane à prix coûtant majoré et à faible risque conclus avec des producteurs d'éthylène de l'Alberta, des ententes de traitement de LGN à long terme à prix forfaitaire et à faible risque et un faible pourcentage de ventes de LGN à court terme en fonction d'un indice établi à Edmonton ou aux États-Unis.

Les débouchés dans les gazoducs de transport viennent de la capacité d'utiliser des installations existantes pour avoir une plus grande pénétration du marché en construisant ou en acquérant des gazoducs de transport, souvent conjuguée aux services de collecte et de traitement, de commercialisation et de transport de gaz naturel d'AltaGas. Dans des zones non desservies auparavant, AltaGas travaille avec des clients à l'élaboration de solutions de transport. AltaGas recherche principalement des débouchés issus d'arrangements contractuels à long terme fondés sur le coût du service. Les services de transport de gaz naturel d'AltaGas permettent aux expéditeurs actuels et potentiels de se concentrer sur leurs activités d'exploration et de mise en valeur.

Débouchés – Production d'électricité

Des occasions de développer et d'acquérir des installations de production d'électricité sont susceptibles de survenir étant donné la croissance de la demande en Amérique du Nord pour des sources d'énergie plus propres comme le gaz naturel, l'eau et le vent. Le déclassement de centrales thermiques en Ontario et, à compter de 2010, en Alberta peut présenter des occasions de croissance supplémentaires au moyen du développement et de l'acquisition de nouvelles capacités. En outre, la vente de droits contractuels sur la capacité de production existant par des exploitants de réseaux provinciaux peut offrir d'autres perspectives de croissance. La demande en énergie continue de croître en Alberta et les prix du gaz naturel devraient demeurer élevés à long terme, ce qui devrait soutenir les prix de l'électricité. Cela pourrait augmenter la rentabilité des EAE d'AltaGas à tarif de base concernant les centrales au charbon, tout en permettant à AltaGas d'enregistrer des produits d'exploitation plus élevés provenant de services auxiliaires à partir de sa capacité de production alimentée au charbon et au gaz. Le fait que l'on s'attende à ce que les prix de l'électricité demeurent élevés est également expliqué par le resserrement de la marge des réserves d'électricité en Alberta étant donné que les contraintes de transport reportent le début de la construction des nouvelles installations de production.

Débouchés – Services énergétiques

Dans le secteur des services énergétiques, AltaGas s'attend à une croissance organique continue au moyen de l'ajout de clients pour les services de gestion de l'énergie et de l'expansion des services offerts aux clients existants grâce à la gestion de l'approvisionnement en gaz et en électricité dans tout le pays. La demande des clients pour des services de gestion et de conseil en énergie continue de croître en raison de la volatilité des prix de l'énergie. AltaGas continue de tirer profit de l'interconnexion des secteurs, notamment en utilisant l'expertise en commercialisation et en conclusion de contrats du groupe des services gaziers pour générer des bénéfices provenant des actifs d'AltaGas. Ce potentiel intersectoriel comprend l'augmentation des services relatifs aux actifs de transport d'AltaGas ainsi que l'identification et le fait de tirer profit de débouchés en collaboration avec d'autres secteurs d'exploitation.

ACTIVITÉS DE LA FIDUCIE

La Fiducie est parvenue à faire passer ses produits nets de 6,0 millions de dollars en 1995, sa première année complète d'activité, à 318,9 millions de dollars pour la période de douze mois terminée le 31 décembre 2006.

Produits nets par secteur en 2005 [(1)]


Distribution de gaz naturel[(4)] 10 %
Entreprise 4 %
Services énergétiques[(2)] 8 %
Production d'électricité 19 %
Extraction et transport 19 %
Collecte et traitement sur place[(3)] 40 %

Produits nets par secteur en 2006 [(1)]


Services énergétiques[(2)] 8 %
Entreprise 1 %
Production d'électricité 31 %
Collecte et traitement sur place[(3)] 40 %
Extraction et transport 20 %

(1) Les produits nets correspondent aux produits bruts moins les coûts d'achat de gaz naturel à des fins de revente et d'appoint, et les coûts d'achat d'électricité aux termes des EAE.
(2) Comprend la production de pétrole et de gaz naturel.
(3) La collecte et le traitement sur place comprennent les investissements d'AltaGas dans AltaGas Energy Solutions Inc. et le projet gazier Ikhil.
(4) Le secteur de distribution de gaz naturel a été cédé le 17 novembre 2005.

COLLECTE ET TRAITEMENT SUR PLACE

Le secteur de collecte et de traitement sur place a apporté des produits d'exploitation nets de 129,7 millions de dollars au cours de l'exercice terminé le 31 décembre 2006, soit environ 40 % du total des produits nets de la Fiducie avant les éliminations intersectorielles. AltaGas avait des participations dans 74 installations de collecte et de traitement dans 29 zones d'exploitation situées dans l'Ouest du Canada et dans les Territoires du Nord-Ouest et environ 6 000 km de conduites de collecte en amont d'installations de traitement qui livrent en bout de ligne le gaz commercialisable dans des réseaux de gazoducs en aval qui approvisionnent les marchés nord-américains. AltaGas exploite 71 de ces installations et possède une capacité brute totale de 1,0 Gpi^3/j, dont une capacité de 252 Mpi^3/j de gaz corrosif.

Collecte et traitement sur place – Stratégie commerciale

Les installations de collecte et de traitement sur place sont essentielles à la livraison du gaz naturel à partir de la tête de puits jusqu'au marché des utilisateurs finaux. AltaGas a étendu ses activités de collecte et de traitement sur place grâce à une stratégie d'acquisition et de développement unique sur le marché canadien du gaz naturel. Sa stratégie est la suivante :

- étendre la portée en Colombie-Britannique et dans le nord de l'Alberta là où il y a une forte activité de production et moins d'infrastructures existantes et là où les installations de traitement existantes des producteurs sont utilisées à pleine capacité;
- maintenir la souplesse en investissant dans des biens meubles qui peuvent être répartis facilement et rapidement à de nouveaux emplacements, en améliorant la souplesse et la rentabilité opérationnelle et en satisfaisant rapidement aux exigences des producteurs;
- offrir aux clients diverses possibilités de commercialisation en fournissant l'accès à un ou à plusieurs gazoducs de transport de gaz naturel en aval;
- acquérir et maintenir d'importantes participations directes dans des actifs pour contrôler les activités, augmenter l'efficacité, maintenir ou améliorer l'excellence opérationnelle et réduire les coûts d'exploitation;
- réduire l'ensemble des risques d'entreprise par la diversification de l'emplacement géographique et de la clientèle et la conclusion de dispositions notamment au titre du volume minimal afin d'appuyer le capital utilisé;
- acquérir des actifs sous-utilisés offrant un potentiel d'amélioration par augmentation de leur débit;

- construire de nouvelles installations pour répondre à la demande des producteurs dans de nouvelles zones d'exploration;
- construire ou acquérir et raccorder des installations complémentaires pour créer de grands complexes d'exploitation.

AltaGas cherche à augmenter l'exploitation de ses installations par les moyens suivants :

- augmenter le débit en travaillant en proche collaboration avec les producteurs qui mettent en valeur des champs de gaz naturel nouveaux et existants;
- offrir des conditions contractuelles souples et un accès équitable à tous les producteurs des zones où AltaGas exerce ses activités;
- améliorer les efficiences opérationnelles par des regroupements et la modernisation des installations.

AltaGas complète son secteur de collecte et de traitement sur place par des investissements dans des gazoducs de transport et des usines d'extraction ainsi que par ses activités de services énergétiques. Elle augmente la valeur de son infrastructure de collecte et de traitement en offrant à ses clients une suite de services intégrés, comme le transport du gaz naturel, l'extraction des LGN et la commercialisation du gaz naturel et des LGN.

Collecte et traitement sur place – Usine type de traitement de gaz sur place


Réfrigération
Gaz naturel traité aux gazoducs en aval
Gaz non corrosif
Compression
Déshydratation
Séparation à l'entrée
Gaz non corrosif
Gaz corrosif
Compression
Adoucissement
LGN
(transportés par camion aux colonnes de fractionnement
Gaz sulfureux (pour l'élimination)
Séparation à l'entrée

Le gaz naturel brut recueilli à la tête des puits est un mélange de méthane et d'autres composantes d'hydrocarbures et d'impuretés, y compris de la vapeur d'eau, du bioxyde de carbone et du sulfure d'hydrogène. Le gaz brut qui contient du sulfure d'hydrogène en excédent des spécifications des gazoducs en aval est considéré comme corrosif. Tous les autres types de gaz sont considérés comme non corrosifs. Le gaz corrosif doit être traité davantage au moyen d'un processus d'adoucissement pour retirer le sulfure d'hydrogène et être conforme aux spécifications des gazoducs. Tout le gaz naturel doit avoir été traité pour en retirer les impuretés et les diverses composantes d'hydrocarbures avant d'être livré par des gazoducs en aval à des fins de vente et de consommation. La quantité et la complexité du traitement exigé avant que le gaz brut soit de qualité marchande sont fonction de la quantité de LGN et d'impuretés présents dans le gaz brut.

Le gaz naturel brut est tout d'abord recueilli à la tête de puits par des réseaux de collecte avant d'être livré à une usine pour y être traité. Chaque usine de gaz naturel est conçue d'après la composition du gaz brut qui y sera traité. Le gaz naturel qui ne contient que des quantités infimes de LGN ou d'autres éléments n'aura pas à être soumis à certains processus dans une usine type de traitement du gaz naturel.

Le gaz naturel brut arrivant à l'usine est soumis à une opération de séparation pour en retirer l'eau résiduelle et tous les LGN libres. Si le gaz naturel est corrosif, on l'adoucit en en retirant l'hydrogène sulfuré. D'ordinaire, on déshydrate alors le gaz pour en retirer toute trace d'eau. S'il reste passablement de LGN dans le gaz non corrosif, on les retire afin de respecter les spécifications des pipelines en aval. Les LGN ont en général une valeur plus élevée s'ils sont extraits sous forme liquide et il est possible de récupérer plus de LGN que les spécifications des gazoducs en aval l'exigent afin d'en bénéficier au maximum. Ce processus de récupération supplémentaire peut se faire dans les usines de gaz sur place ou

dans des usines d'extraction à grande échelle. Voir « Extraction et transport ». AltaGas est capable d'extraire les LGN dans 29 de ses usines de traitement de gaz naturel sur place.

Le reste du gaz traité quittant l'usine est livré à un gazoduc de transport en aval pour être finalement distribué sur les marchés des utilisateurs finaux. Les LGN doivent encore être traités pour être fractionnés en leurs composantes individuelles : propane, butane et pentanes plus. Les LGN peuvent être fractionnés sur place comme c'est le cas à l'usine Bantry d'AltaGas, ou transportés par camion ou par gazoduc vers des installations de fractionnement.

Collecte et traitement sur place – Installations

Le secteur de collecte et de traitement sur place d'AltaGas tire ses produits d'exploitation des frais exigés pour transformer le gaz naturel dans une installation de traitement ou le recueillir par un réseau de collecte.

AltaGas vise l'amélioration constante, l'excellence opérationnelle et l'utilisation maximale des installations qu'elle exploite; en outre, elle cherche à dépasser constamment les taux d'utilisation moyens du BSOC. L'augmentation des volumes traités aux installations, qui provient du raccord de nouveaux puits et de la réactivation, la remise en production et l'optimisation des puits opérées par les producteurs, est contrebalancée par le fléchissement de la production naturelle. Le montage des installations sur patins permet à AltaGas de répartir ces actifs en fonction des besoins de traitement des producteurs, ce qui augmente les volumes de traitement, la rentabilité et l'utilisation.

Capacité et débit des installations de collecte et de traitement sur place

	2006	2005	2004
Capacité brute (Mpi³/j)(1)(3)	1 021	962	913
Croissance de la capacité d'une année à l'autre (%)	6	5	6
Débit brut (Mpi³/j)(2)(3)	549	573	558
Débit annuel brut (Mpi³/j)(3)	555	563	560
Utilisation de la capacité (%)(2)	54	60	61

(1) Au 31 décembre.
(2) Moyenne du quatrième trimestre.
(3) Les chiffres bruts ne tiennent pas compte de la participation directe d'AltaGas.

La demande pour le gaz naturel a entraîné un chiffre estimatif de 15 280 achèvements de puits de gaz et environ 16,6 Gpi³/j de production commercialisable moyenne dans le BSOC en 2006, selon Ziff Energy Group. Le secteur de collecte et de traitement sur place a continué de tirer profit de l'intensité continue de ces activités dans le BSOC, raccordant 384 puits dans l'année, par rapport à 456 nouveaux raccordements en 2005. Les prix élevés du gaz en 2005 ont entraîné le raccordement d'un grand nombre de puits de méthane houiller (« MH »). La réduction des prix du gaz a retardé les activités liées au MH au cours du deuxième semestre de 2006 dans les zones exploitées par AltaGas, comme Manola. La moyenne du débit brut de collecte et de traitement de gaz naturel est passée de 573 Mpi³/j au quatrième trimestre de 2005 à 549 Mpi³/j au quatrième trimestre de 2006.

Le taux d'utilisation moyen des installations est passé de 60 % en 2005 à 54 % cette année. AltaGas a acquis et construit des actifs dans des zones prometteuses en 2006. Dans certains cas, elle a obtenu des licences pour une capacité plus élevée que nécessaire afin de faciliter toute activité d'expansion future. Dans d'autre cas, les volumes devraient augmenter à mesure que les producteurs mettent en œuvre leurs plans de mise en valeur au cours des prochaines années. En 2006, les marchés nord américains du gaz naturel ont connu une réduction des prix du gaz naturel. Par conséquent, de nombreux producteurs ont annoncé la réduction de leurs programmes de forage, ce qui a entraîné le déclin des activités de raccordement de puits au deuxième semestre. AltaGas prévoit que l'effet sur les volumes traités à ses installations continuera tant que les activités de forage et de raccordement de puits seront réduites. Malgré la réduction des volumes prévue, AltaGas s'attend à ce que sa stratégie visant à augmenter le pourcentage des coûts d'exploitation imputés aux producteurs, les volumes provenant de ses nouvelles installations et les dispositions d'achat ferme réduisent l'incidence de la réduction des raccordements et d'autres déclins naturels. La direction est d'avis qu'AltaGas continuera d'exercer ses activités à un niveau bien au-delà du taux d'utilisation moyen pour l'industrie dans son ensemble.

Collecte et traitement sur place – Importantes zones d'exploitation

AltaGas a par le passé mis l'accent sur la propriété et l'exploitation d'installations de traitement du gaz naturel mobiles et de petite taille dans l'ouest du Canada, dotées d'une capacité de traitement de moins de 50 Mpi³/j et qui, à son avis, la distingue de la plupart de ses concurrents. Les installations d'AltaGas sont souvent physiquement reliées pour créer des

complexes offrant différentes possibilités de livraison et des produits d'exploitation continus même si l'une des usines du complexe est fermée.

En 2006, AltaGas a investi 53,3 millions de dollars en capital de croissance dans le secteur de collecte et de traitement sur place (voir « Historique »). Ces placements étaient conformes à la philosophie d'AltaGas, qui vise l'expansion et le raccordement des installations de traitement existantes. L'achèvement des travaux et la mise en service de l'usine de gaz corrosif de 20 Mpi^3/j à Princess étendent la zone d'exploitation existante de Bantry. L'usine est entrée en service le 24 janvier 2006 et les travaux de construction de l'installation d'injection de gaz corrosif ont été réalisés en plusieurs étapes et complétés en septembre 2006. La construction réalisée en plusieurs étapes a permis aux gaz pauvres de gazogène d'être traités et vendus de manière opportune et est un exemple du raccordement de deux installations situées près l'une de l'autre dans le but d'offrir aux clients la flexibilité de choisir parmi diverses options de traitement.

À compter du 1er juillet 2006, la participation d'AltaGas dans l'usine de Pouce Coupe est passée de 40,78 % à 76,75 %. L'acquisition de l'usine de gaz corrosif de 10 Mp^3/j à Clear Hills le 25 septembre 2006 a accru la capacité de traitement d'AltaGas dans une zone très prometteuse déjà desservie par l'usine de 15 Mpi^3/j à Clear Prairie, construite en 2005 et entrée en service le 9 février 2006. En outre, l'expansion de l'installation de gaz de Prairie River a augmenté la capacité de débit de cette usine d'au plus 10 Mp^3/j à compter du 10 août 2006. Cette expansion a permis au gaz pauvre de gazogène recueilli dans une zone où l'infrastructure est inadéquate d'être livré sur le marché beaucoup plus rapidement que par d'autres moyens offerts aux producteurs. Le redéploiement de l'équipement existant a permis l'achèvement de ce projet dans un délai serré, ce qui a permis aux clients de commercialiser le gaz environ six mois plus tôt que ce qui était par ailleurs possible.

Comptant 74 installations de traitement dans 29 zones d'exploitation, le secteur de collecte et de traitement sur place d'AltaGas n'est pas tributaire d'une installation ou d'une zone d'exploitation en particulier. Le tableau ci-après résume les plus importantes zones d'exploitation de collecte et de traitement sur place d'AltaGas au 31 décembre 2006 :

Zone d'exploitation	Propriété (%)	Type d'installation	Nbre d'usines	Capacité brute (Mpi^3/j)[1]	Débit brut (Mpi^3/j)[1][2]	Nombre de compresseurs (surpresseurs compris)	Exploitée ou inexploitée
Ouest du Canada							
Nord							
Ante Creek	100,0	Non corrosif	1	36	24,4	2	Exploitée
Barrhead	65,6	Non corrosif	5	67	20,1	16	Exploitée
Blair Creek	100,0	Non corrosif	1	24	7,3	2	Exploitée
Clear Hills	100,0	Corrosif	1	10	6,8	2	Exploitée
Clear Prairie	100,0	Non corrosif	1	15	2,3	1	Exploitée
Cold Lake	91,8	Non corrosif	8	67	37,2	39	Exploitée
Pouce Coupe	76,75	Non corrosif	1	43	8,2	2	Exploitée
Prairie River	100,0	Non corrosif	1	20	9,1	8	Exploitée
Rainbow Lake	100,0	Corrosif	1	40	22,4	2	Exploitée
Thornbury	100,0	Non corrosif	7	32	10,5	17	Exploitée
Wabasca	100,0	Non corrosif /corrosif	4	90	47,7	21	Exploitée
Windfall	100,0	Non corrosif	2	44	22,8	4	Exploitée
Autres	15,8	Non corrosif /corrosif	3	16	8,1	-	Exploitée / inexploitée
Sous-total (nord)			36	504	226,9	116	

Zone d'exploitation	Propriété (%)	Type d'installation	Nbre d'usines	Capacité brute (Mpi³/j) (1)	Débit brut (Mpi³/j) (1) (2)	Nombre de compresseurs (surpresseurs compris)	Exploitée ou inexploitée
Sud							
Alder Flats	100,0	Non corrosif	1	40	16,2	5	Exploitée
Bantry	100,0	Corrosif	1	25	16,3	8	Exploitée
Birch Wavy South	89,5	Non corrosif	5	28	22,0	13	Exploitée
Birch Wavy North	81,0	Non corrosif	7	78	57,9	24	Exploitée
Bonnie Glen	100,0	Non corrosif	2	41	57,2	12	Exploitée
Central Border	100,0	Non corrosif /corrosif	8	90	48,4	28	Exploitée
Kirkpatrick	100,0	Non corrosif	1	14	10,5	6	Exploitée
Princess	100,0	Corrosif	1	20	11,2	1	Exploitée
South Foothills	66,0	Non corrosif /corrosif	3	78	40,4	9	Exploitée/ inexploitée
Sylvan Lake	100,0	Non corrosif	1	30	19,5	8	Exploitée
Autres	78,9	Non corrosif /corrosif	6	60	18,2	15	Exploitée/ inexploitée
Sous-total (sud)			36	504	317,8	129	
Territoires du Nord-Ouest							
Ikhil	33,3	Non corrosif	1	8	2,0	-	Exploitée
Montana (É.-U.)							
Coutts	100,0	Non corrosif	1	5	1,9	-	Exploitée
Total			**74**	**1 021**	**548,6**	**245**	

(1) Les chiffres bruts ne tiennent pas compte de la participation directe d'AltaGas.
(2) Représente la moyenne du quatrième trimestre.

Collecte et traitement sur place – Clients

AltaGas fait affaire avec plus de 260 clients dans ses 29 zones d'exploitation, aucun client n'apportant plus de 6 % des produits d'exploitation nets du secteur de collecte et de traitement sur place en 2006. Les dix principaux clients du secteur de collecte et de traitement sur place représentaient 13 % du total des produits d'exploitation nets consolidés en 2006.

Collecte et traitement sur place – Contrats

AltaGas s'occupe de la collecte et du traitement du gaz naturel aux termes de contrats avec des producteurs de gaz naturel. Il existe environ 1 200 contrats actifs de collecte et de traitement. En général, ces contrats :

- fixent les tarifs des services de collecte et de traitement offerts par AltaGas;
- délimitent les droits d'accès des producteurs aux services de collecte et de traitement;
- établissent les engagements de débit minimum avec les producteurs et suivent alors les structures tarifaires pertinentes pour recouvrer le capital investi au début de la durée du contrat si AltaGas doit faire une dépense en immobilisations;
- établissent les conditions auxquelles la production future sera traitée à une installation d'AltaGas;
- aident à réduire le risque lié au volume.

Les capitaux qu'AltaGas doit engager pour acquérir ou développer des installations de collecte et de traitement sont établis par l'évaluation qu'elle fait de la production à traiter à l'installation, des réserves dans la région, de l'importance des droits d'exclusivité sur les réserves et des frais de traitement devant être payés par les producteurs pour ses services. Lorsqu'une installation est acquise, AltaGas fait une évaluation indépendante des réserves de gaz naturel et de la

production dans la zone entourant chaque installation en se servant, entre autres sources, des données sur la production et des estimations des réserves de l'EUB, ainsi que des rapports sur les réserves des producteurs pour la région. AltaGas effectue aussi un examen sur les lieux de l'usine et du matériel et passe en revue les frais d'exploitation et d'entretien pour chaque installation.

Structure tarifaire

Au moment d'établir les dispositions contractuelles appropriées, notamment une période de remboursement raisonnable de ses capitaux investis, AltaGas cherche à faire correspondre ses propres intérêts avec les objectifs financiers et commerciaux de ses clients producteurs. La plupart des contrats de collecte et de traitement d'AltaGas comportent des structures tarifaires fondées sur le service volumétrique, en fonction d'un tarif par kpi^3 de débit. Les structures tarifaires fondées sur le service volumétrique peuvent comprendre une provision pour le recouvrement de frais d'exploitation réels, qui compense davantage le risque financier lié à la variabilité des volumes. En 2006, 39 % des frais d'exploitation ont été recouvrés, ce qui constitue une augmentation par rapport au recouvrement de 30 % en 2005. En outre, environ 76 % des contrats en vigueur au 31 décembre 2006 étaient assujettis à une indexation annuelle des prix en fonction de l'indice albertain des prix à la consommation. Cette structure de redevances à façon (par opposition à une structure fondée sur les écarts dans le prix des marchandises dont se servent surtout les sociétés intermédiaires aux États-Unis) évite l'exposition au risque sur marchandises étant donné que les produits d'exploitation sont tributaires des volumes traités. L'investissement d'AltaGas est généralement protégé par la durée de vie des réserves sous-jacentes à l'installation puisque les puits exploités demeurent généralement raccordés à un réseau de collecte et de traitement pendant toute leur durée productive.

AltaGas peut appuyer ses engagements en matière de capitaux en utilisant une ou plusieurs des dispositions contractuelles ci-après :

Achat ferme : Les contrats d'achat ferme sont conçus pour veiller à ce qu'AltaGas recouvre son capital investi dans un délai relativement court, en exigeant des producteurs qu'ils prennent envers AltaGas des engagements relatifs à un volume minimum ou au recouvrement du capital. Aux termes des engagements relatifs à un volume minimum, le producteur doit faire traiter un volume précis à un taux par kpi^3 au cours d'une période précise ou acquitter tout déficit des produits d'exploitation. La somme des produits d'exploitation tirés du traitement procure à AltaGas un rendement du capital et un remboursement de capital au cours d'une période précise. Le risque se limite à la solvabilité de la contrepartie. Au cours des dernières années, la stratégie d'AltaGas a changé et vise maintenant l'obtention d'engagements relatifs à un volume mensuel minimum afin de réduire le risque de crédit, changement qui a engendré des rentrées de fonds prévisibles. Au 31 décembre 2006, un débit de plus de 100 Mpi^3/j, soit 18 % du débit, faisait l'objet de contrats d'achat ferme.

Recouvrement du capital et des frais d'exploitation : AltaGas facture deux prix distincts au producteur, l'un qui procure un rendement et un remboursement du capital et l'autre qui couvre les frais d'exploitation d'AltaGas. Le rendement du capital et le remboursement de capital deviennent plus certain en réduisant le risque de frais d'exploitation imprévus. Le risque se limite en grande partie à la période de production.

Zone d'intérêt réciproque : Lorsque AltaGas acquiert une installation, le vendeur est d'ordinaire le plus important producteur qui utilise cette installation. Par conséquent, AltaGas a habituellement le droit de faire la collecte et le traitement de la plus grande portion de la production de gaz naturel associée aux installations qu'elle acquiert grâce à ses contrats d'exclusivité à l'égard des réserves, ce qui réduit la possibilité que des concurrents construisent des usines dans la même région. Le risque se limite en grande partie à la période de production. Les modalités contractuelles font également en sorte que la production future qui sera mise en service dans une zone précise soit acheminée vers une installation d'AltaGas. Le débit futur du gaz naturel est généralement garanti par des engagements contractuels du vendeur de l'installation visant l'acheminement exclusif de la production future provenant de réserves spécifiées ou de régions futures d'aménagement voisines de l'installation. Au 31 décembre 2006, environ 14 millions d'acres de terrains étaient assujetties à des dispositions de zone d'intérêt réciproque. Parmi les 29 zones d'exploitation d'AltaGas, 28 étaient assujetties à des dispositions de zone d'intérêt réciproque.

Concession géographique avec droit de désengagement : Des dispositions contractuelles permettent à AltaGas de résilier ou de renégocier un contrat s'il s'avère non rentable de continuer le traitement. Le risque se limite en grande partie à la période de production et aux efficiences des frais d'exploitation.

Durée

Lorsque des réserves de gaz naturel sont réservées en exclusivité aux termes d'un contrat, celui-ci porte habituellement sur plus d'une année et peut valoir pour la durée de vie des réserves en fonction des capitaux investis par AltaGas dans l'installation. Lorsque des réserves n'ont pas été réservées en exclusivité aux termes d'un contrat ou si AltaGas n'a pas engagé de capitaux considérables, les contrats peuvent d'ordinaire être résiliés par l'une ou l'autre des parties moyennant trois mois d'avis. Comme il l'a été mentionné, les puits exploités demeurent généralement raccordés à un réseau de collecte et de traitement pendant toute leur durée productive.

Type de services

De manière générale, les producteurs se voient offrir un service ferme ou interruptible. Le service ferme accorde aux producteurs une priorité pour faire traiter leur gaz naturel à une installation donnée d'AltaGas, sous réserve de l'entretien dans le cours normal des activités et des cas de force majeure. Le service interruptible désigne le service qui n'est disponible que si l'installation d'AltaGas donnée dispose de la capacité nécessaire après avoir respecté tous ses engagements de service continu. De manière générale, un producteur profite d'ordinaire du service ferme lorsqu'il attribue en exclusivité ses réserves à une installation d'AltaGas.

Collecte et traitement sur place – Charges d'exploitation et d'entretien

Les charges d'exploitation et frais d'entretien pour les installations de collecte et de traitement comportent en général : (i) les frais de main-d'œuvre reliés aux opérateurs; (ii) les matières premières consommées lors du traitement ou de l'entretien, y compris les produits chimiques et lubrifiants; (iii) les frais reliés aux baux des terrains; (iv) les taxes foncières; (v) les coûts du carburant et de l'électricité; (vi) les autres frais généraux. Pour ce qui est des usines exploitées par AltaGas, les frais les plus importants découlent de la main-d'œuvre, des services publics, des impôts fonciers et des coûts des réparations et de l'entretien. Les réparations et les travaux d'entretien sont prévus pour réduire au minimum les temps morts et ont lieu en même temps, si possible, que les activités d'entretien des puits des producteurs.

Collecte et traitement sur place – Concurrence

Au Canada, les entreprises indépendantes intermédiaires n'occupent actuellement qu'une faible partie du secteur intermédiaire de traitement sur place. AltaGas estime que, en ce qui a trait à la capacité nette, environ 15 % de la capacité totale estimative de traitement sur place dans l'Ouest canadien appartient à des entreprises indépendantes intermédiaires. AltaGas fait concurrence à d'autres entreprises intermédiaires exerçant leurs activités dans le BSOC, notamment Keyera Facilities Income Fund, Spectra Energy Income Fund (auparavant Duke Energy Income Fund), SemCanada L.P., Taylor, Provident Energy Trust et ATCO Midstream Ltd. En 2006, AltaGas a traité une moyenne de 555 Mpi^3/j, soit environ 3 % des volumes produits dans le BSOC. La majorité de la collecte et du traitement continue généralement d'être prise en charge par les sociétés d'exploration et de production de gaz naturel en amont.

Le marché de la collecte et du traitement sur place ainsi que la concurrence continuent d'évoluer. AltaGas estime que ses stratégies de collecte et de traitement sur place et ses avantages concurrentiels continueront de lui permettre d'être concurrentielle sur le marché intermédiaire. AltaGas estime de plus que ses compétences opérationnelles et sa pénétration du marché font d'elle un excellent partenaire commercial pour bon nombre de sociétés d'exploration et de production.

EXTRACTION ET TRANSPORT

Le secteur de l'extraction et du transport d'AltaGas a rapporté des produits d'exploitation nets de 63,2 millions de dollars au cours de l'exercice terminé le 31 décembre 2006, soit environ 20 % du total des produits d'exploitation nets de la Fiducie, compte non tenu des éliminations intersectorielles. Le capital de croissance total dépensé à l'égard des installations d'extraction et de transport en 2006 s'élevait à 3,4 millions de dollars.

Extraction – Description des activités

AltaGas possède une capacité de traitement par l'entremise de ses participations dans deux usines d'extraction à Empress (Alberta), une usine d'extraction à Joffre (Alberta) et une usine d'extraction d'éthane à Edmonton (Alberta). AltaGas exploite l'usine d'Edmonton. Les participations directes d'AltaGas dans ces usines d'extraction assurent des produits d'exploitation stables liés au prix forfaitaire et au coût du service et fondés sur les marges. L'installation de fractionnement au champ de Bantry d'AltaGas fait aussi partie des activités d'extraction. Les services de fractionnement à Bantry sont fournis à un tarif par m^3 de produit traité. Au 31 décembre 2006, la capacité d'entrée de gaz brut d'AltaGas à ces usines était de 554 Mpi^3/j.

L'éthane et les LGN ont généralement plus de valeur s'ils sont extraits du gaz commercialisable. Par conséquent, il est possible d'en récupérer en plus grandes quantités que ne l'exigent les spécifications des gazoducs de transport afin d'en maximiser la valeur. Ce processus de récupération supplémentaire peut se faire dans les usines de gaz sur place ou dans de grandes usines d'extraction où des économies d'échelle sont réalisées. Environ 90 % des LGN du gaz naturel sont récupérés, soit environ 40 % dans des usines de chevauchement et 50 % dans des usines sur place. Les 10 % de LGN qui restent sont produits dans des raffineries de pétrole brut. L'éthane est récupéré exclusivement du gaz naturel, 70 % étant extrait dans des usines de chevauchement et 30 % dans des usines sur place. Neuf des dix usines d'extraction du Canada sont situées en Alberta et traitent la plus grande partie du gaz naturel exporté de l'Alberta. D'importantes usines d'extraction sont situées le long des principaux réseaux de gazoducs de transport à grand volume qui transportent du gaz naturel vers les principaux marchés finaux. Les usines d'extraction chevauchent ces réseaux de transport afin d'assurer la récupération d'éthane et de LGN résiduels dans le gaz naturel transporté en volumes suffisants.

Après l'extraction, les LGN doivent être fractionnés en leurs éléments constitutifs : le propane, le butane et les pentanes plus. Certains LGN sont fractionnés à Empress (Alberta) ou sur place, comme à l'installation d'AltaGas à Bantry. Toutefois, la plupart des LGN produits sur place et provenant des usines d'extraction sont acheminés à Fort Saskatchewan (Alberta), à Sarnia (Ontario) ou à Marysville (Michigan) pour être fractionnés. Le propane, le butane et les pentanes plus sont directement employés comme produits énergétiques et matières premières dans l'industrie pétrochimique et l'industrie du raffinage du pétrole brut.

La valeur de l'extraction de l'éthane et des LGN est tributaire de la différence entre la valeur de l'éthane, du propane, du butane et des pentanes plus comme marchandises vendues séparément et leur valeur en tant qu'éléments constitutifs du gaz naturel. Cette différence est connue sous le nom d'écart « *frac* ». Si les composantes ne sont pas extraites, elles sont vendues comme du gaz naturel pour leur valeur calorifique au prix courant du gaz naturel. Sous forme d'éthane et de LGN, les composantes sont vendues à des prix supérieurs faisant état de la plus grande valeur de chacun des produits individuels.

Lorsqu'une usine d'extraction compte plusieurs propriétaires, l'exploitant gère l'installation conformément aux modalités d'un contrat qui régit la construction, la propriété et l'exploitation de l'usine (contrat CPE). Les contrats CPE décrivent, entre autres, la procédure de vote et les autres mécanismes régissant les décisions relatives aux dépenses d'exploitation et d'immobilisations, les droits de traitement, les obligations d'approvisionnement et d'autres aspects de l'exploitation de l'usine. Un contrat CPE peut de plus habiliter l'exploitant à négocier des droits d'extraction et à conclure des ententes pour la vente d'éthane et de LGN au nom de tous les copropriétaires des installations. AltaGas a négocié directement des droits d'extraction et des ententes pour la vente d'éthane et de LGN pour la majorité de sa capacité nette de traitement et de sa production nette. De plus, AltaGas participe activement aux réunions des comités d'exploitation et a des droits de vote pour toutes les usines d'extraction dans lesquelles elle détient une participation.

Les installations d'extraction ont une longue durée de vie. AltaGas estime que, d'après son évaluation de l'offre et de la demande de gaz naturel dans la région, la durée de vie moyenne restante de ses installations d'extraction dépasse 20 ans.

Extraction – Structures tarifaires des usines

Les propriétaires d'installations d'extraction obtiennent le droit d'extraire des liquides du gaz naturel, soit directement en qualité de propriétaire du gaz, soit aux termes de contrats d'extraction de gaz. Aux termes d'une entente commerciale type, le propriétaire d'une usine d'extraction d'éthane et de LGN contracte avec les expéditeurs sur un réseau de transport de gaz pour obtenir le droit d'extraire l'éthane et les LGN du gaz naturel de l'expéditeur. En retirant l'éthane et les LGN, l'usine d'extraction extrait en fait ou réduit en partie l'énergie contenue dans le gaz naturel de l'expéditeur. Le propriétaire de l'usine d'extraction verse à l'expéditeur un paiement pour l'énergie extraite, sinon il remplace l'énergie extraite afin de garder entier le volume de l'expéditeur. Le gaz ainsi acheté est désigné en tant que gaz d'appoint ou de rattrapage. Les modalités des contrats d'extraction peuvent prévoir un traitement ferme ou interruptible et peuvent être d'une durée mensuelle ou de plusieurs années. À l'heure actuelle, la majorité des contrats d'extraction d'AltaGas sont des ententes d'une durée de plusieurs années.

La part de la production d'éthane revenant à AltaGas est vendue en vertu d'ententes à prix forfaitaire ou fondées sur le coût du service et à long terme qui n'assument pas de risque sur marchandises (ententes fondées sur le coût du service visant l'éthane). Le prix de vente obtenu aux termes de ces contrats prévoit un rendement et un remboursement du capital et le recouvrement de certains frais d'exploitation, notamment le gaz d'appoint attribuable à cette production. La quote-part de la production d'éthane revenant à AltaGas est vendue à la sortie des usines, l'acheteur du produit étant responsable de la totalité du transport et de la manutention en aval. Les ventes d'éthane d'AltaGas fournissent des réserves de rentrées de fonds stables et prévisibles.

La production de LGN d'AltaGas est vendue aux termes de diverses ententes. Environ 75 % de la production de LGN d'AltaGas est vendue en vertu d'ententes à prix forfaitaire à long terme (ententes à prix forfaitaire visant les LGN). Ces volumes ne comportent aucun risque sur marchandises. Les produits d'exploitation tirés de cette partie des ventes de LGN constituent une source stable et prévisible de rentrées de fonds.

Sur la partie de la production d'extraction qui n'est pas vendue aux termes d'ententes fondées sur le coût du service visant l'éthane ou d'ententes à prix forfaitaire visant les LGN, le rendement est assujetti à l'écart du prix entre les LGN extraits et le gaz naturel acheté pour compenser la valeur calorifique des LGN extraits (écart « *frac* »).

Environ 20 % de la production nette de LGN d'AltaGas (7 % du total de la production d'extraction) est vendue en vertu de contrats à court terme subordonnées à l'écart « *frac* » (contrats visant les écarts de LGN). Les 5 % restants de la production de LGN d'AltaGas est vendue aux termes d'une entente de résultats qui comprend des frais de traitement et des produits d'exploitation qui varient selon le prix des produits. Si les prix des marchandises ou les frais d'exploitation rendent l'extraction des LGN non rentable, les LGN peuvent être réinjectés ou les installations peuvent être mises au ralenti ou fermées. Dans ce cas, la souplesse opérationnelle des contrats commerciaux se traduit par un effet minime sur les marges.

Le diagramme qui suit illustre la marge d'exploitation selon le type de contrat d'extraction. En 2006, AltaGas a bénéficié d'écarts « *frac* » inégalés.


LGN - écart
LGN - prix forfaitaire
Éthane
Marge d'exploitation
100 %
80 %
60 %
40 %
20 %
0 %
2006
2005
2004

Extraction – Production des usines

La production des usines d'extraction est tributaire du volume de gaz naturel traité, de la composition du gaz naturel, de l'efficience du processus de récupération de l'usine et de la durée des opérations à l'usine. Le tableau ci-après présente un résumé de la capacité d'AltaGas et de la production relative aux usines d'extraction et de fractionnement dans lesquelles AltaGas détient une participation.

Usine d'extraction ou de fractionnement	Participation (%)[1]	Capacité de traitement d'AltaGas à l'entrée (Mpi³/j)[1]	Production de liquides en 2006 (b/j)[2]		Production de liquides en 2005 (b/j)[2]		Exploitée ou non exploitée
Edmonton (UEEE)	48,667	190	LGN Éthane	2 290 7 815	LGN Éthane	2 211 7 759	Exploitée
Empress ATCO (EGLJV)	7,2	79	LGN Éthane	678 703	LGN Éthane	484 501	Inexploitée
Empress Provident (PEEP)	11,25	135	LGN Éthane	1 375 2 456	LGN Éthane	1 323 2 426	Inexploitée
Joffre (JEEP)	50,0	125	LGN Éthane	882 2 861	LGN Éthane	600 2 830	Inexploitée

Usine d'extraction ou de fractionnement	Participation (%)[1]	Capacité de traitement d'AltaGas à l'entrée (Mpi³/j)[1]	Production de liquides en 2006 (b/j)[2]		Production de liquides en 2005 (b/j)[2]		Exploitée ou non exploitée
Bantry	100,0	25	LGN	232	LGN	319	Exploitée
Total[3]		**554**	**LGN**	5 457	**LGN**	**4 937**	
			Éthane	13 835	**Éthane**	**13 516**	

(1) Au 31 décembre 2006.
(2) Volumes moyens du quatrième trimestre.
(3) Compte non tenu des LGN sur place.

Au cours des deux dernières années, la production moyenne annuelle des usines d'extraction et de fractionnement sur place d'AltaGas a été la suivante :

Production des usines d'extraction et de fractionnement [1]	2006	2005
LGN (b/j)	6 564	6 202
Éthane (b/j)	13 132	13 155
Total	**19 696**	**19 357**

(1) Quantité moyenne nette de b/j revenant à AltaGas pour les exercices terminés les 31 décembre.

Extraction – Usine d'extraction d'Empress ATCO

Au 31 décembre 2006, la participation d'AltaGas dans l'usine d'extraction d'Empress ATCO située dans le sud-est de l'Alberta, à la frontière de la Saskatchewan, s'établissait à 7,2 %. La participation restante de 92,8 % dans l'installation appartient dans des proportions diverses à neuf autres propriétaires. La participation d'AltaGas correspond à une quote-part de 79 Mpi³/j de la capacité à l'entrée de l'usine de 1 100 Mpi³/j. L'approvisionnement en gaz ferme actuel par contrat est de 73 Mpi³/j, dont 28 Mpi³/j font l'objet d'un engagement jusqu'en décembre 2009 et le reste fait l'objet d'un renouvellement annuel pour le secteur des services énergétiques, en fonction des besoins des clients. À l'usine d'extraction d'Empress ATCO, AltaGas traite également les volumes de gaz interruptibles qui sont mis à la disposition de l'usine par le secteur des services énergétiques et les volumes de gaz détournés en raison de la fermeture de son autre installation d'Empress. Comme il y a cinq autres usines d'extraction dans la région d'Empress, les droits d'extraction des producteurs font l'objet d'une vive concurrence entre les propriétaires des usines. L'usine d'Empress ATCO comprend quatre lignes de traitement qui procurent la souplesse nécessaire pour gérer facilement la production en vue de réduire les frais d'exploitation et le risque opérationnel et de minimiser ainsi tout ralentissement causé par la fluctuation des volumes de production.

La production d'éthane est vendue aux termes d'une entente de vente à long terme à prix coûtant majoré. La quote-part revenant à AltaGas de la production de LGN à l'usine d'Empress ATCO est vendue en vertu d'ententes de commercialisation d'une durée de un an à tacite reconduction au prix mensuel du marché des LGN. Outre cette entente de commercialisation, environ 40 % de la quote-part revenant à AltaGas de la production de LGN génère des produits d'exploitation en vertu d'une entente de résultats à long terme qui comprend des frais de traitement et dans le cadre de laquelle les produits d'exploitation varient en fonction des prix des marchandises.

Extraction – Usine d'extraction d'Empress Provident

Le 1er avril 1998, AltaGas a acquis une participation de 10 % dans l'usine d'extraction d'Empress Provident, qui est entrée en service en septembre 1996 et qui est située à 2 km au sud-est de l'usine d'extraction d'Empress ATCO. L'usine est autorisée sous licence à traiter 1 200 Mpi³/j de gaz naturel, dont 120 Mpi³/j représentaient la quote-part d'AltaGas. En octobre 2003, des modifications ont été apportées pour accroître l'efficacité de récupération d'éthane. La quote-part d'AltaGas des coûts de modification s'est chiffrée à 5,5 millions de dollars et le projet a plus que doublé sa production d'éthane, la faisant passer à environ 2 400 b/j. Le 15 décembre 2006, AltaGas a augmenté sa participation dans l'usine, qui est passée à 11,25 %, ainsi que sa quote-part de la capacité de traitement, qui est passée à 135 Mpi³/j.

Pour gérer le risque lié à son approvisionnement en gaz à cette usine, AltaGas a obtenu une capacité à long terme suffisante de gaz naturel de sorte que la totalité de sa quote-part de 135 Mpi³/j soit constamment utilisée.

La quote-part revenant à AltaGas de la production d'éthane est vendue en vertu d'un contrat à long terme fondé sur le coût du service et prévoyant le recouvrement de certains frais d'exploitation. Environ 74 % de la quote-part revenant à AltaGas de la production de LGN dans cette usine génèrent des produits d'exploitation fondés sur des prix forfaitaires majorés du remboursement des frais d'exploitation connexes, en vertu d'une entente de traitement à long terme. Le reste est vendu aux termes d'une entente de commercialisation d'une durée de un an à tacite reconduction au prix mensuel du marché des LGN.

Extraction – Usine d'extraction d'éthane de Joffre

AltaGas et Taylor détiennent à parts égales l'usine d'extraction d'éthane située à Joffre, en Alberta. L'usine de Joffre, construite en 2002 au coût net pour AltaGas de 24,8 millions de dollars, est devenue opérationnelle en décembre 2002. La quote-part d'AltaGas de la capacité de traitement est de 125 Mpi^3/j de gaz naturel, ce qui peut produire jusqu'à 5 200 b/j d'éthane et de LGN. Taylor exploite l'installation.

L'usine de Joffre est adjacente au complexe pétrochimique de NOVA Chemicals Corporation situé à Joffre et récupère l'éthane et les LGN du gaz combustible utilisé au complexe. Toute la production d'éthane de l'usine de Joffre est vendue en vertu d'un contrat fondé sur le coût du service intervenu avec NOVA Chemicals Corporation et expirant en 2031. Aux termes de ce contrat de vente d'éthane, AltaGas et Taylor assument une petite tranche du risque lié aux frais d'exploitation qui est fonction du ratio de LGN par rapport à la production totale de l'usine. AltaGas et Taylor commercialisent chacune leur quote-part respective de 50 % de la production de LGN provenant de l'installation. AltaGas vend sa quote-part nette de la production de LGN en vertu d'un contrat de commercialisation d'une durée de un an à tacite reconduction au prix mensuel moyen du marché des LGN.

L'usine de Joffre est configurée de façon telle que la production de LGN peut facilement s'adapter à la demande du marché. Cette faculté d'adaptation au marché des LGN en fonction des prix des LGN permet à AltaGas de participer pleinement au marché lorsque les prix des LGN sont soutenus tout en minimisant les risques lorsque les prix sont désavantageux.

Extraction – Usine d'extraction d'éthane d'Edmonton

Fin août 2004, AltaGas a acquis une participation de 48 ⅔ % dans l'UEEE pour 48,2 millions de dollars, dont un engagement en matière d'environnement de 5,0 millions de dollars, ce qui donne une dépense nette en espèces de 43,2 millions de dollars. ATCO Midstream Ltd. détient la participation restante dans l'usine. AltaGas exploite l'usine. L'usine a une capacité d'entrée brute autorisée de 390 Mpi^3/j de gaz naturel et de production brute d'éthane répondant aux spécifications de 16 000 b/j et de LGN de 6 000 b/j. Un contrat à long terme d'approvisionnement en gaz assure une charge d'alimentation à l'UEEE. La quote-part revenant à AltaGas de la production de l'usine est vendue en vertu de contrats à long terme par l'entremise d'ententes de vente fondées sur le coût du service ou à prix coûtant majoré.

Au début de décembre 2006, un projet d'une valeur de 4,6 millions de dollars (la quote-part d'AltaGas étant de 2,2 millions de dollars) visant à augmenter la capacité de traitement et le recouvrement d'éthane à l'UEEE a été réalisé en partie. Le projet, qui a été achevé le 31 janvier 2007, a augmenté la capacité de traitement d'AltaGas de 15 Mpi^3/j, sans que la licence visant la capacité n'ait à être modifiée. Ces changements devraient augmenter la production d'éthane à l'usine d'environ 10 % sur une base annualisée, soit 800 b/j d'éthane supplémentaires pour AltaGas.

L'UEEE est directement raccordée au réseau de collecte d'éthane de l'Alberta, ainsi qu'au pipeline de LGN Co-Ed de BP Canada Energy Resources, assurant des débouchés sûrs et fiables pour les produits de l'usine. Le gaz traité à partir de l'installation alimente les marchés d'utilisateurs finaux d'Edmonton (Alberta).

Extraction – Installation de fractionnement sur place de Bantry

AltaGas a acheté l'usine de traitement du gaz naturel de Bantry en mai 2000 et l'a agrandie en 2001. Voir « Collecte et traitement sur place – Installations ». L'usine est dotée d'installations de fractionnement pouvant produire jusqu'à 400 b/j de propane, de butane et de pentanes plus suivant des spécifications aux fins de vente aux marchés locaux aux prix du marché. Les services de fractionnement à Bantry sont fournis à un tarif par m^3 de produit traité.

Extraction – Concurrence

Il y a actuellement six usines d'extraction dans la région d'Empress; la concurrence est donc forte pour ce qui est de l'approvisionnement en gaz naturel. AltaGas est en grande partie à l'abri de cette concurrence grâce à des contrats d'approvisionnement à long terme.

Transport – Description des activités

AltaGas est propriétaire de cinq réseaux de transport de gaz naturel et d'un pipeline de condensats.

AltaGas fournit des services de transport sur ses pipelines aux termes de structures tarifaires fondées sur le coût du service, à l'exception des pipelines Suffield et Kahntah qui font l'objet d'ententes d'achat fermes. Le débit des pipelines a un impact minime sur les résultats financiers des activités de transport d'AltaGas en raison des ententes tarifaires fondées sur le coût du service et des ententes d'achat ferme en place. Le réseau de transport du gaz naturel de Suffield est celui qui rapporte à AltaGas les produits d'exploitation les plus élevés en matière de transport, ceux-ci représentant de 70 à 75 % des produits d'exploitation nets annuels de transport.

Le réseau de Suffield compte deux gazoducs à Suffield situés au sud-est de l'Alberta et transportant du gaz naturel produit sur les lieux ou à proximité du bloc militaire de Suffield jusqu'au pipeline principal de TransCanada Pipelines à Burstall (Saskatchewan). Le réseau de Suffield est réglementé par l'Office national de l'énergie, et les tarifs du réseau sont fixés d'après une structure tarifaire fondée sur le marché. À eux deux, les gazoducs ont une capacité totale de transport de 400 Mpi^3/j. Le gazoduc de Suffield sud consiste est une conduite de 6 à 16 pouces de diamètre qui s'étend sur 147 km. Celui de Suffield nord est une conduite de 16 pouces de diamètre qui s'étend sur 96 km.

La plus grande partie de la capacité du réseau de Suffield est actuellement achetée par EnCana aux termes d'engagements de transport fermes en fonction du volume qui expireront en 2022 et seront renouvelables tous les ans par la suite. Les engagements relatifs aux volumes devraient augmenter annuellement, passant d'environ 360 000 GJ/j en 2006 à environ 406 000 GJ/j en 2010, et baisseront par la suite. Sur le réseau de Suffield, EnCana paie AltaGas en fonction de la quantité contractuelle journalière. Dans la mesure où les volumes annuels expédiés sont inférieurs à la quantité contractuelle journalière annualisée (insuffisance de volumes), AltaGas ne rembourse pas l'expéditeur des paiements versés aux termes de la quantité contractuelle journalière, mais elle inscrit l'insuffisance dans un compte d'insuffisance à titre de crédit (report de revenu) jusqu'à ce que l'expéditeur réduise l'insuffisance en livrant des quantités excédentaires ou jusqu'à ce que l'insuffisance vienne à échéance. AltaGas continue de travailler avec les transporteurs existants et éventuels à rechercher d'autres occasions de transport pour étendre le réseau de Suffield.

AltaGas est propriétaire exploitante de la plus grande partie du réseau de transport de gaz naturel de Cold Lake, qui raccorde le réseau NOVA Gas Transmission Limited de TransCanada et celui de TransGas Limited et qui compte 39 points de réception et 36 points de livraison (dont quatre interconnexions de pipelines). En novembre 2006, AltaGas a annoncé des plans visant à réaliser une expansion de 18 Mpi^3/j du réseau de transport de gaz naturel de Cold Lake. AltaGas s'attend à dépenser environ 3 millions de dollars pour installer des compresseurs et construire un gazoduc de 4 km ayant un diamètre de 8 pouces et raccordant son réseau de transport de Cold Lake existant à l'usine de séparation par gravité stimulée par injection de vapeur (« SGSIV ») Orion de BlackRock Ventures Inc. (« BlackRock »). En outre, AltaGas fournira à BlackRock un approvisionnement en gaz naturel d'au plus 17 000 GJ/j. La livraison de gaz naturel à Orion devrait commencer d'ici le 1er mai 2007. Le projet comprendra la modification des réseaux de collecte et de traitement sur place et de transport existants d'AltaGas, ce qui réduira les besoins de compression généraux du réseau de Cold Lake.

Construit pour transporter du gaz naturel de la Colombie-Britannique en Alberta, le pipeline Kahntah est réglementé par l'Office national de l'énergie en fonction des plaintes. Le contrat visant le pipeline Kahntah est négocié chaque année. Situé dans le sud-est de l'Alberta, le pipeline Porcupine Hills est un pipeline à expéditeur unique de condensats. Le contrat visant le pipeline Porcupine, qui expire le 30 juin 2007, devrait être prolongé aux mêmes conditions.

Le tableau ci-après présente un résumé de la capacité brute des pipelines de transport d'AltaGas au 31 décembre 2006 et des débits moyens du quatrième trimestre.

Pipeline de transport	Produit	Zone	Propriété (%)	Capacité d'exploitation	Débit [1]	Longueur (km)	Exploité/ inexploité[2]
Battle Lake	Gaz naturel	Centre de l'Alberta	100,0	15 Mpi^3/j	1 Mpi^3/j	16	Exploité
Cold Lake	Gaz naturel	Centre-est de l'Alberta	99,2	80 Mpi^3/j	44 Mpi^3/j	253	Exploité
Kahntah	Gaz naturel	Nord-est de la C.-B.	100,0	35 Mpi^3/j	2 Mpi^3/j	55	Exploité
Suffield	Gaz naturel	Sud-est de l'Alberta	100,0	400 Mpi^3/j	353 Mpi^3/j	243	Exploité
Summerdale	Gaz naturel	Centre de l'Alberta	100,0	24 Mpi^3/j	13 Mpi^3/j	18	Exploité

Pipeline de transport	Produit	Zone	Propriété (%)	Capacité d'exploitation	Débit [1]	Longueur (km)	Exploité/ inexploité[2]
Porcupine Hills	Condensats	Sud-ouest de l'Alberta	100,0	11 600 b/j	3,293 b/j	164	Exploité

(1) Représente la moyenne du quatrième trimestre.
(2) AltaGas exploite le pipeline de Cold Lake et elle a accordé à des sous-traitants la fonction d'exploitation de ses cinq autres pipelines.

PRODUCTION D'ÉLECTRICITÉ

Le secteur de la production d'électricité d'AltaGas a rapporté des produits d'exploitation nets de 99,6 millions de dollars au cours de l'exercice terminé le 31 décembre 2006, soit environ 31 % du total des produits d'exploitation nets de la Fiducie compte non tenu des éliminations intersectorielles. En 2006, AltaGas a investi 4,3 millions de dollars en capital de croissance dans le secteur de la production d'électricité.

AltaGas est entrée dans le secteur de l'électricité en décembre 2001 et comptait, au 31 décembre 2006, une capacité de production de 378 MW en Alberta, grâce à une participation de 50 % dans les deux EAE de Sundance B et un contrat de location-acquisition visant une capacité de pointe de production d'électricité alimentée au gaz. La capacité de production d'électricité était inférieure de 100 MW à celle de 2005 et du premier trimestre de 2006 en raison de l'expiration, le 31 mars 2006, du contrat d'énergie Genesee qui avait une durée de trois ans. La capacité d'électricité de 378 MW d'AltaGas a répondu à environ 5 % de la demande en électricité de l'Alberta au 31 décembre 2006.

En 2006, AltaGas a annoncé la conclusion de partenariats stratégiques avec Aeolis et GreenWing visant à développer des projets d'énergie éolienne. En juillet 2006, AltaGas et Aeolis ont annoncé que le parc éolien de Bear Mountain était le soumissionnaire choisi dans le cadre de l'appel d'offres ouvert de l'exercice 2006 de la BC Hydro relativement à l'électricité. Une entente d'achat d'électricité de 25 ans a été conclue avec la BC Hydro en août 2006. AltaGas et Aeolis continuent d'optimiser la configuration du projet et de finaliser les contrats avec les fournisseurs clés, puisque la construction devrait commencer en 2007. Étant donné que le projet comprendra probablement un ou plusieurs investisseurs supplémentaires, AltaGas n'a pas encore finalisé sa participation dans ce projet. La production d'électricité renouvelable prend de l'importance dans l'approvisionnement en électricité de nombreux territoires en Amérique du Nord, et AltaGas croit que l'énergie éolienne et d'autres projets de production d'électricité renouvelable représentent une excellente occasion d'acquérir une base d'actifs à faible risque qui offrent des rendements du capital investi attrayants par l'entremise de contrats à long terme avec des cocontractants de premier ordre.

Ententes d'achat d'électricité

Les EAE ont été créées en 1999 en vertu du programme de déréglementation de l'industrie de l'électricité en Alberta. Elles ont été créées afin de dissocier la propriété des biens de production d'électricité du contrôle de la production.

ASTC Power Partnership

AltaGas et TransCanada sont les associés de l'ASTC Partnership, chaque associé étant propriétaire à 50 % et chacun ayant contribué à 50 % des 223,1 millions de dollars nécessaires à l'achat par l'ASTC Partnership des deux EAE de Sundance B à Enron Canada Power Corporation le 28 décembre 2001. Il y a deux EAE de Sundance B, une pour l'unité 3 et l'autre pour l'unité 4. L'ASTC Partnership détient les EAE de Sundance B en tant que biens de la société, les deux associés détenant une participation égale dans chacune des EAE.

La participation de 50 % dans les EAE de Sundance B donne à AltaGas les droits sur 353 MW de capacité de production alimentée au charbon et sur les services auxiliaires des unités 3 et 4 de Sundance jusqu'au 31 décembre 2020.

L'ASTC Partnership a commencé à livrer de l'électricité à compter du 29 décembre 2001. AltaGas tient les livres et registres de l'ASTC Partnership et s'occupe notamment de la prestation des services comptables. TransCanada gère les activités quotidiennes, y compris la livraison de l'électricité dans l'Alberta Power Pool. AltaGas et TransCanada sont responsables de la gestion de leurs propres risques liés au marché relativement à leurs quote-parts respectives de la capacité de production d'électricité.

La centrale Sundance B

TransAlta Corporation est propriétaire de la centrale au charbon Sundance, qui est située à environ 70 km à l'ouest d'Edmonton (Alberta). La centrale Sundance comprend les unités 1 à 6. Suite à une vente aux enchères menée le 24 août 2000, les unités ont été regroupées en trois centrales : centrale Sundance A – les unités 1 et 2; centrale Sundance B – les unités 3 et 4; et centrale Sundance C – les unités 5 et 6. La centrale Sundance B est en exploitation depuis 1976 (unité 3) et 1977 (unité 4).

La centrale Sundance est raccordée au réseau électrique interrelié de l'Alberta, ce qui lui donne accès aux marchés en Alberta, en Colombie-Britannique, en Saskatchewan et aux États-Unis.

La centrale Sundance B – Ventes d'électricité

Les produits d'exploitation tirés de la vente d'électricité proviennent en grande partie de la disponibilité cible, des prix de couverture (pour la partie de la capacité qui est couverte) et des prix du Pool (pour la partie de la capacité qui n'est pas couverte). La relation entre la production, les prix du Pool et le coût des ventes est spécifiée dans l'EAE. En général, l'ASTC Partnership sera dédommagée lorsque la production d'électricité sera inférieure aux niveaux cibles, à un taux basé sur le prix du Pool moyen des 30 jours précédents, comme il est décrit plus en détail ci-après. AltaGas comptabilise sa quote-part des produits d'exploitation d'après les niveaux de production cibles, toute augmentation ou diminution par rapport aux cibles étant créditée ou débitée au titre des frais d'exploitation.

Aux termes des EAE de Sundance B, l'ASTC Partnership détient les droits sur la capacité de production d'électricité et les services auxiliaires des unités 3 et 4 de la centrale Sundance. L'exploitation quotidienne exige de l'ASTC Partnership qu'elle communique à l'AESO le volume d'électricité disponible et le prix de l'électricité. L'ASTC Partnership est tenue de payer à TransAlta un prix qui couvre les coûts des immobilisations et d'exploitation de TransAlta tels qu'ils sont établis en fonction des formules prévues dans les EAE de Sundance B. La plus grande partie du coût des ventes pour l'ASTC Partnership concerne les frais fixes et les frais d'exploitation variables payés à TransAlta ainsi que les frais variables de transport et les frais de négociation du Pool.

Chacune des unités 3 et 4 a une capacité nominale de 353 MW. Les EAE de Sundance B reconnaissent que la centrale ne produira pas constamment à 100 % de sa capacité. TransAlta est tenue de donner à AltaGas une compensation financière si la production réelle d'électricité des unités 3 et 4 est inférieure à un niveau cible précisé, qui était de 86 % de la capacité nominale en 2006. Cette rémunération prend la forme d'un paiement mensuel fondé sur la différence entre la disponibilité réelle et la disponibilité cible, multipliée par le PPM. Au même titre, si les unités 3 et 4 ont une production supérieure à la cible, l'ASTC Partnership est alors tenue de payer une somme à TransAlta en fonction de la différence entre la disponibilité réelle et la disponibilité cible, multipliée par le PPM. L'ASTC Partnership paie les frais de transport en fonction de la livraison réelle d'électricité. Pendant ces périodes de sous-production ou de surproduction, AltaGas est financièrement vulnérable à la différence entre le prix du disponible albertain et le PPM en raison de la différence entre les volumes de production et la disponibilité cible. Les enjeux financiers peuvent être positifs ou négatifs selon la différence entre le prix du Pool actuel et le PPM.

TransAlta est un exploitant d'expérience de centrales électriques alimentées au charbon et est intéressée à exploiter la centrale Sundance B efficacement et à des niveaux élevés de production. L'usine utilise du charbon de la mine Highvale adjacente, qui devrait avoir des réserves suffisantes pour les besoins en combustible prévus de la centrale Sundance B au-delà de la durée de les EAE de Sundance B. La formule des prix du charbon, qui est établie au préalable dans les EAE, est assujettie aux indices de l'inflation et est sans rapport avec les cours actuels du charbon.

Capacité de pointe alimentée au gaz

Le 1er septembre 2004, AltaGas a conclu un contrat de location-acquisition à long terme avec Maxim Energy Group Ltd. visant une capacité de pointe de production de 25 MW d'électricité alimentée au gaz dans quatre installations dans le sud de l'Alberta. Le contrat de location-acquisition, en vigueur depuis le 1er septembre 2004, est d'une durée de dix ans et comprend une option de renouvellement pour 15 ans ou d'achat des actifs à la fin de la durée initiale. Le contrat de location-acquisition exige d'AltaGas qu'elle paie des frais d'exploitation et d'entretien mensuels variables majorés de frais relatifs à la capacité. AltaGas conserve 100 % des produits d'exploitation tirés des services auxiliaires et de la vente de la production de pointe.

En Alberta, la capacité de production de pointe alimentée au gaz fournit généralement de l'énergie au cours des périodes de prix élevés. AltaGas gère les besoins en gaz et répartit les unités. Ces 25 MW d'électricité produite au gaz procurent de la diversité en matière de combustible aux activités d'électricité d'AltaGas et fournissent un soutien partiel en cas de panne à Sundance. De plus, en raison de leur capacité de mise en marché rapide, les usines de pointe fournissent des produits d'exploitation tirés de la vente de services énergétiques et auxiliaires.

Production d'électricité – Atténuation des risques

Le principal risque à affronter dans le secteur de l'électricité concerne les fluctuations de la marge entre les produits d'exploitation tirés de l'électricité et le coût de la production d'électricité, qui sont généralement occasionnées par des changements dans les prix de l'électricité, des augmentations des coûts d'exploitation, des changements touchant les taux de transport ainsi que la réduction de l'électricité disponible à des fins de vente, principalement en raison de pannes et de

cas de force majeure. AltaGas réduit ce risque en ayant recours à des stratégies de couverture d'électricité disciplinées et à la diversité du portefeuille. AltaGas utilise des couvertures pour fixer les prix de vente sur une partie considérable de sa capacité disponible avant le début des années civiles. Les contrats de couverture tendent à avoir des durées allant de 3 à 36 mois. AltaGas répond aussi à ses propres besoins en électricité d'environ 11 MW et fournit environ 10 MW d'électricité à des clients de détail de l'Alberta, pendant des durées d'au plus huit ans.

En 2006, le prix mensuel moyen du Pool a fluctué d'un seuil de 42,36 $ le MWh en avril à un sommet de 174,09 $ le MWh en octobre. Le prix du Pool moyen à toute heure pour 2006 s'est établi à 80,48 $ le MWh comparativement à 70,19 $ le MWh en 2005. Le prix de vente moyen reçu par AltaGas en 2006 s'est chiffré à 69,26 $ le MWh comparativement à 54,59 $ le MWh en 2005. AltaGas a vendu environ les deux tiers de son électricité à terme pour 2007 et une petite tranche pour 2008 à 2013.

Le tableau ci-après présente un résumé des prix et des volumes de l'électricité des trois dernières années.

Prix et volumes de l'électricité	**2006**	**2005**	**2004**
Volume d'électricité vendue (GWh)	2 878	3 466	3 481
Prix moyen reçu sur la vente d'électricité ($/MWh) [(1)]	69,26	54,59	48,77
Prix au comptant moyen de l'Alberta Power Pool ($/MWh) [(1)]	80,48	70,19	54,54

(1) Moyenne annuelle.

Dans un cas de force majeure ayant trait à les EAE de Sundance B, AltaGas a droit à une indemnité de résiliation du Balancing Pool égale à sa tranche de la valeur actualisée nette du prix d'achat amorti des EAE de Sundance B à cette date. AltaGas a par ailleurs réduit au minimum le risque lié à un cas de force majeure en diversifiant son approvisionnement sur deux unités indépendantes à charge minimale de Sundance B, en faisant l'acquisition d'une capacité de pointe de 25 MW alimentée au gaz et en signant des contrats indépendants de soutien avec des parties externes qui fourniront de l'électricité en cas de force majeure. En outre, les obligations de livraison sont suspendues pendant les pannes.

Une partie de la stratégie de réduction du risque lié au portefeuille d'activités d'AltaGas consiste en la diversification des régions et des types de combustibles exploités. En 2006, AltaGas a annoncé la conclusion de partenariats avec deux promoteurs, Aeolis et GreenWing, visant à développer des projets d'énergie éolienne dans l'Ouest du Canada et aux États-Unis.

Production d'électricité – Concurrence

Actuellement, la totalité de l'électricité produite en Alberta est vendue dans le Pool, qui exploite un marché libre pour l'échange de l'électricité et est dirigé par l'AESO. Ce dernier fixe le prix de l'électricité en fonction des offres des participants du Pool à l'aide d'un modèle de tarification uniforme par lequel l'unité marginale établit le prix de tous les producteurs. Les contrôleurs du réseau de l'AESO trient les offres par prix et par ordre de mérite, en commençant par l'offre la moins élevée, définissant ainsi une courbe de l'offre pour chaque heure. En faisant correspondre l'offre d'énergie avec la demande, le Pool établit un cours horaire uniforme qui est publié sur le site Web de l'AESO.

En Alberta, la production d'électricité au charbon, qui coûte généralement moins cher que la production au gaz, fournit la charge de base, tandis que les unités alimentées au gaz ont tendance à fixer le prix marginal. À la connaissance de la direction, il n'y aura pas de nouvelles centrales électriques importantes qui ouvriront en Alberta au cours des prochaines années, si bien que la direction s'attend à ce que l'électricité alimentée au gaz naturel continue d'influencer le prix marginal en Alberta.

La centrale Sundance est l'un des producteurs albertains d'électricité dont le prix est le moins élevé et qui, par conséquent, font partie des premiers dans l'ordre de mérite de la répartition. AltaGas ne prévoit pas que cette situation changera avec l'addition d'une nouvelle capacité au réseau. Le resserrement de la marge des réserves devrait bientôt augmenter les prix de l'électricité, ce qui sera avantageux pour les installations de pointe alimentées au gaz et au charbon actuelles.

SERVICES ÉNGERGÉTIQUES

Le secteur des services énergétiques a rapporté des produits d'exploitation nets de 24,7 millions de dollars au cours de l'exercice terminé le 31 décembre 2006, soit environ 8 % du total des produits d'exploitation nets de la Fiducie, compte non tenu des éliminations intersectorielles. En 2006, AltaGas a investi 0,2 million de dollars en capital de croissance dans le secteur des services énergétiques.

Description des activités

Le secteur des services énergétiques consiste en deux composantes principales : (i) d'une entreprise de gestion d'énergie qui offre des services de gestion de l'approvisionnement et de consultation en énergie et qui organise l'approvisionnement en gaz et en électricité pour les utilisateurs finaux non résidentiels; (ii) d'une entreprise de services gaziers qui achète et revend du gaz naturel, le transport et le l'entreposage. Le secteur comprend également un petit portefeuille de production de pétrole et de gaz naturel.

AltaGas commercialise du gaz naturel depuis 1994. Par le passé, ces activités étaient concentrées sur la commercialisation du gaz naturel traité dans ses installations de collecte et de traitement sur place, d'extraction et de transport, ainsi que du gaz fourni par un pool de producteurs. Le 6 octobre 2004, AltaGas a élargi considérablement ces activités en faisant l'acquisition de la quasi-totalité des actifs et des passifs de PremStar Energy Canada Ltd. et de ses filiales ECNG Inc. et Energistics Group Inc. Voir « Historique ». Le 3 novembre 2005, AltaGas a encore étendu ses activités liées aux services énergétiques en acquérant la quasi-totalité des actifs et des passifs d'iQ2 Power Corp. AltaGas achète maintenant de l'électricité et du gaz pour les vendre à ses clients des secteurs agricoles, industriels et commerciaux en Alberta.

Le secteur des services énergétiques est interrelié aux autres secteurs d'AltaGas liés à des actifs. Le groupe des services gaziers obtient par contrat des approvisionnements et du gaz d'appoint pour les installations d'extraction d'AltaGas. Il obtient par contrat et vend également de la capacité pour les gazoducs de transport d'AltaGas, fournissant des services de régulation du débit gazeux. Les services gaziers commercialisent le gaz pour les clients du secteur de collecte et de traitement sur place et, par le fait même, réalisent des marges, gèrent le risque de crédit et fournissent des services à valeur ajoutée supplémentaires aux clients des producteurs d'AltaGas. De plus, le groupe des services gaziers obtient par contrat et gère du gaz pour les usines de pointe d'AltaGas. En Alberta, l'entreprise de gestion de l'énergie d'AltaGas gère les approvisionnements en électricité qui répondent à la demande en électricité interne du secteur de collecte et de traitement sur place et du secteur d'extraction et de transport et vend l'électricité provenant du secteur de la production d'électricité.

Gestion d'énergie

Les activités de gestion d'énergie consistent à organiser l'approvisionnement en gaz naturel et en électricité et les contrats de transport connexes et à fournir des services de consultation en énergie aux utilisateurs finaux des secteurs commerciaux, industriels, agricoles partout au Canada. À compter du 1er janvier 2007, les services de gestion d'énergie d'AltaGas sont fournis sous la marque de fabrique Énergie ECNG par des employés à Burlington et à Chatham (Ontario), à Calgary (Alberta) et à Burnaby (Colombie-Britannique).

La plupart de ces activités rémunérées au service sont fondées sur des contrats renouvelables de un à trois ans, certains ayant même une durée d'au plus huit ans. La rémunération est versée en contrepartie de services d'experts-conseils et de l'organisation et de la gestion de l'approvisionnement pour le compte de clients. Ces services permettent aux clients de réduire leur exposition à la volatilité des prix du gaz et de l'électricité et de faire correspondre leurs ententes d'approvisionnement en énergie avec leurs risques et leurs objectifs budgétaires.

Dans les activités de gestion d'énergie, AltaGas, sous le nom Énergie ECNG, conclut principalement avec ses clients des contrats de service, aux termes desquels elle leur fournit des conseils de gestion des prix et d'approvisionnements en gaz et en électricité. Aux termes de ces contrats, Énergie ECNG, pour le compte de ses clients utilisateurs finaux, achète et gère les approvisionnements en gaz et fixe le prix des achats d'électricité du client. Énergie ECNG agit comme mandataire de ses clients et n'est généralement pas exposée aux fluctuations du cours des marchandises.

Services gaziers

Les services énergétiques comprennent aussi des activités de services gaziers qui sont concentrées sur le rachat et la revente de transport et d'entreposage de gaz et la commercialisation de gaz naturel pour les producteurs. Dans le cadre des activités liées aux services gaziers, AltaGas est propriétaire du gaz et gagne une marge fixe. L'approvisionnement en

gaz vient des livraisons de gaz naturel traité dans les installations d'AltaGas et des livraisons non liées à ces installations. Les opérations d'achat et de vente sont assorties de façon à bloquer les marges au moment de la vente.

AltaGas offre également des services d'approvisionnement d'énergie à un groupe choisi d'utilisateurs industriels et autres, dont AltaGas Utilities Inc., propriété exclusive d'AltaGas Utilities Group Inc., l'entité cotée en bourse créée par la cession du secteur de distribution de gaz naturel en 2005. Voir « Historique ». AltaGas achète du gaz qu'elle vend à AltaGas Utilities aux termes d'un contrat de rémunération au service rendu. Des ententes de gestion d'approvisionnement en gaz semblables ont conclues avec d'autres clients industriels et producteurs, dont l'usine d'extraction d'éthane de Joffre. En outre, AltaGas gère les besoins en transport par pipeline de tiers d'un grand nombre de ses clients du secteur de la commercialisation du gaz aux termes d'ententes contractuelles qui la couvre contre les risques et obligations découlant des contrats qu'elle a conclus pour voir au respect des contrats de transport de ses clients.

Outre ses activités d'achat et de vente de marchandises, les services gaziers d'AltaGas comprennent des ententes de transport sur les marchés de l'est du Canada et en Alberta sous la forme d'ententes d'échange de gaz avec les clients d'AltaGas du secteur collecte et traitement. AltaGas commercialise ou échange tous les volumes qui passent par ses réseaux de gazoducs Cold Lake et Summerdale. Dans une opération d'échange de gaz, AltaGas reçoit du gaz naturel de clients sur un réseau d'AltaGas et le livre à ses clients sur les réseaux de TransCanada, d'ATCO ou de TransGas. En achetant ou échangeant du gaz sur ces réseaux de gazoducs et à d'autres installations, AltaGas est parvenue à réaliser des marges positives tout en améliorant les rentrées nettes pour les producteurs.

Production de pétrole et de gaz naturel

AltaGas n'exerce pas d'activité d'exploration et de mise en valeur de réserves de gaz naturel, car elle ne veut pas faire concurrence aux producteurs qui acheminent du gaz naturel par ses réseaux de collecte et de traitement. Toutefois, dans le cadre d'acquisitions plus importantes comprenant des installations de collecte et de traitement, AltaGas a cumulé un portefeuille d'actifs de production de pétrole et de gaz naturel. Le portefeuille ne fait pas partie des activités de base de la Fiducie. AltaGas détenait et exploitait ces actifs principalement pour couvrir un contrat de vente de gaz naturel à long terme. À la fin de 2006, AltaGas a fixé le prix de ce contrat de vente de gaz naturel à long terme conclu avec un tiers. La production recueillie de ces actifs exploités est vendue sur le marché au comptant.

En 2006, le capital investi par AltaGas dans la production de pétrole et de gaz naturel était de 0,4 million de dollars. La production de pétrole et de gaz naturel représentait moins de 1 % du total du revenu d'exploitation de la Fiducie en 2006. En 2006, AltaGas avait pour but de compenser en partie les déclins de la production, principalement au moyen d'une convention d'impartition conclue avec un producteur tiers. La production de pétrole et de gaz n'est pas une activité de base et connaît une réduction en raison des faibles dépenses en immobilisations en 2006. Les réserves sous-jacentes conservent leur valeur, et AltaGas cherche des solutions de rechange afin de maximiser la valeur de ces actifs.

Services énergétiques – Clients

AltaGas a conclu plus de 1 390 contrats de services de gestion d'énergie. Les taux de conservation de la clientèle dépassent 95 %. Ces clients sont des utilisateurs finaux des secteurs commerciaux, industriels, agricoles et institutionnels en Ontario, en Alberta, en Colombie-Britannique, au Québec, au Nouveau-Brunswick et au Manitoba. L'entreprise de gestion d'énergie d'AltaGas organise l'approvisionnement du gaz naturel et de l'électricité au nom de ses clients par l'entremise d'une variété de fournisseurs qualifiés, y compris AltaGas. L'entreprise de gestion d'énergie localise les sources d'approvisionnement en gaz et en électricité auprès de fournisseurs tiers et d'AltaGas.

Dans le cadre de ses activités de services gaziers, AltaGas achète du gaz naturel à une grande variété de fournisseurs, notamment des sociétés de commercialisation et producteurs de gros, et vend du gaz naturel à d'autres sociétés de commercialisation de gros et à des utilisateurs finaux de détail. Aucun client des services énergétiques n'a représenté plus de 5 % des produits d'exploitation consolidés en 2006.

Services énergétiques– Concurrence

Dans le secteur des services gaziers, AltaGas fait face à la concurrence d'entreprises à propriétaire unique comme à celle de grandes sociétés de commercialisation et de regroupements. Avant 2002, un grand nombre de grandes sociétés de commercialisation de l'énergie se disputaient des marges extrêmement ténues et n'obtenaient du succès qu'en offrant un large éventail de services énergétiques à « valeur ajoutée » et en commercialisant de grands volumes. Par suite de transformations dans l'industrie, la concurrence provient maintenant principalement des divisions de la commercialisation des gros producteurs de pétrole et de gaz ainsi que d'un nombre limité de services publics bien cotés.

Dans ce cadre concurrentiel, AltaGas se concentre surtout sur la commercialisation du gaz naturel produit à ses installations de collecte et de traitement ainsi que par les petits producteurs de gaz naturel dont les besoins ne sont pas satisfaits par les grands négociants. AltaGas agit également comme courtier fournisseur, achetant du gaz naturel à de grandes entreprises de commercialisation en gros pour le revendre à ses clients.

Dans le secteur de la gestion d'énergie, AltaGas fait concurrence à d'autres sociétés d'experts-conseils et de marketing. Elle estime qu'elle connaît du succès sur ce marché en raison de son passé et de son expérience, de l'accent qu'elle met sur les utilisateurs finaux agricoles, commerciaux et institutionnels actifs dans toute une gamme de secteurs, de son service à la clientèle personnalisé et de l'efficacité de ses systèmes et procédés administratifs lui permettant de gérer attentivement les approvisionnements d'énergie et les besoins en énergie de ses clients.

Les marges font l'objet d'une pression concurrentielle importante dans le secteur de la gestion de l'énergie de l'Alberta. AltaGas contre cette pression en se concentrant sur les marchés où le secteur des services énergétiques peut apporter une valeur unique par l'entremise des clients du secteur agricole et d'autres clients de taille moyenne.

INVESTISSEMENTS DE L'ENTREPRISE

AltaGas fait des placements où elle juge prudent de le faire et qui lui donnent la possibilité de créer de la valeur. Ces placements et les revenus et frais connexes non directement attribuables aux secteurs d'exploitation sont indiqués dans le secteur de l'entreprise. Le secteur de l'entreprise a rapporté des produits d'exploitation nets de 4,4 millions de dollars au cours de l'exercice terminé le 31 décembre 2006, soit environ 1 % du total des produits nets de la Fiducie, compte non tenu des éliminations intersectorielles. Au 31 décembre 2006, les placements d'AltaGas dans des sociétés ouvertes et fermées ont été de 40,4 millions de dollars.

AltaGas détient des parts dans Taylor, propriétaire exploitante d'installations dans le secteur intermédiaire de l'industrie du gaz naturel de l'Ouest canadien. Au 31 décembre 2006, AltaGas était propriétaire de 4 027 585 parts de société en commandite de Taylor, soit environ 9,5 %. De plus, AltaGas détient des actions d'AltaGas Utility Group Inc., société essaimée des activités de distribution du gaz naturel d'AltaGas en novembre 2005. Au 31 décembre 2006, AltaGas détenait 2 184 010 actions ordinaires de Utility Group, soit 26,7 %. Utility Group et Taylor sont comptabilisées selon la valeur nette réelle.

DESCRIPTION DE LA FIDUCIE

La Fiducie est une fiducie de placement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée conformément à la déclaration de fiducie. Voir « AltaGas Income Trust » et « Déclaration de fiducie et description des parts ». L'exploitation et les activités de la Fiducie se limitent notamment à ce qui suit : acquérir, détenir, transférer, aliéner et par ailleurs négocier des titres, ou investir dans des titres, de quelque nature ou sorte que ce soit du Holding Trust, du commandité, d'AltaGas Ltd. ou d'un membre de leur groupe ou d'une personne ayant des liens avec eux, ou des titres émis par eux, ou des titres de toute autre société par actions, société en commandite, fiducie ou autre personne, ou des titres émis par elles, qui participent, directement ou indirectement, à des activités de collecte, de traitement, de transport, d'extraction, d'achat, d'entreposage ou de vente de pétrole, de gaz naturel, de LGN et d'autres produits connexes, d'électricité ou d'autres formes d'énergie, ou à la propriété, à la location ou à l'exploitation d'actifs ou de biens se rapportant à ces activités, ainsi qu'à des activités connexes et aux autres placements que le fiduciaire peut déterminer, emprunter des fonds et émettre des titres d'emprunt, directement ou indirectement, à ces fins et conclure des arrangements de couverture s'y rapportant; participer à toutes les activités accessoires à ces activités; et entreprendre d'autres activités ou prendre des mesures, notamment investir dans des titres, approuvées par le fiduciaire, étant entendu que la Fiducie s'abstiendra en tout temps d'entreprendre une activité, de prendre une mesure ou de faire un investissement qui ferait en sorte que la Fiducie ne soit pas considérée comme une « fiducie d'investissement à participation unitaire » ou une « fiducie de fonds commun de placement » aux fins de la LIR ou que les parts de la Fiducie soient considérées comme des « biens étrangers » aux fins de la LIR ou que la Fiducie elle-même soit redevable d'un impôt aux termes de la partie XI de la LIR.

GESTION DE LA FIDUCIE

LE FIDUCIAIRE

La déclaration de fiducie prévoit que les actifs et les affaires de la Fiducie sont assujettis au pouvoir, contrôle et autorité du fiduciaire. Société de fiducie Computershare du Canada est le fiduciaire de la Fiducie et agit également en qualité d'agent des transferts et agent chargé de la tenue des registres des parts de la Fiducie.

La durée initiale du mandat du fiduciaire prendra fin à la troisième assemblée annuelle des porteurs de parts. Les porteurs de parts à cette assemblée annuelle reconduiront le fiduciaire dans ses fonctions ou lui nommeront un remplaçant pour un autre mandat de trois ans, mandat qui sera par la suite renouvelé ou attribué à un nouveau fiduciaire tous les trois ans par la suite.

Le fiduciaire peut être révoqué au moyen d'un avis écrit remis par AltaGas Ltd. ou le commandité au fiduciaire en tout temps si, selon le cas : a) le fiduciaire n'est plus admissible à titre de fiduciaire; b) le fiduciaire est déclaré failli ou insolvable ou entame des procédures de liquidation, qu'elles soient obligatoires ou volontaires, afin de liquider ses affaires; c) les actifs du fiduciaire, ou une partie importante de ses actifs, font par ailleurs l'objet d'une saisie ou d'une confiscation; d) le fiduciaire devient par ailleurs incapable de se décharger de ses responsabilités au termes de la déclaration de fiducie; e) les frais facturés par le fiduciaire font l'objet d'une hausse importante. Dans ces cas-là, la révocation ne prend effet que lorsqu'elle est approuvée au moyen d'une résolution ordinaire des porteurs de parts et à l'acceptation ou la nomination d'un fiduciaire remplaçant. Le fiduciaire peut également être révoqué au moyen d'une résolution ordinaire des porteurs de parts avec ou sans motif.

Le fiduciaire est tenu d'agir honnêtement et de bonne foi au mieux des intérêts de la Fiducie et à cet égard de faire preuve de la prudence, de la diligence et de la compétence dont ferait preuve une personne prudente et avisée dans des circonstances comparables.

Pouvoirs du fiduciaire

Sans que ne soient limités les pouvoirs et l'autorité de nature générale sur les actifs et les affaires de la Fiducie accordés au fiduciaire, le fiduciaire dispose des pouvoirs et de l'autorité précis de faire ou de faire faire ce qui suit : a) superviser les activités, gérer les investissements et mener les affaires de la Fiducie; b) tenir des registres et fournir des rapports aux porteurs de parts; c) effectuer les versements de distributions aux porteurs de parts de fiducie; d) investir les fonds de la Fiducie; e) dans la mesure où cela est raisonnablement nécessaire, embaucher ou employer pour le compte de la Fiducie des personnes à titre de mandataires, de représentants, d'administrateurs, d'employés ou de fournisseurs indépendants à l'égard de une ou plusieurs fonctions; f) prendre les dispositions nécessaires relativement au respect des limites de propriété par des non-résidents décrites ci-dessous à la rubrique « Déclaration de fiducie et description des parts – Limites à la propriété par des non-résidents »; g) sauf interdiction d'une loi applicable, déléguer des pouvoirs et obligations du fiduciaire à l'égard de la Fiducie comme prévu dans la déclaration de fiducie ou par ailleurs à un ou plusieurs mandataires, représentants, administrateurs, dirigeants, employés, fournisseurs indépendants ou autres personnes, notamment au commandité ou AltaGas Ltd.) sans engager la responsabilité du fiduciaire, sauf comme prévu dans la déclaration de fiducie, et remplacer à l'occasion avec le consentement du commandité l'administrateur de la Fiducie; h) conclure ou exécuter les obligations de la Fiducie aux termes et à l'égard de l'une ou de l'autre ou de l'ensemble des conventions auxquelles la Fiducie devient une partie; i) sans limite quant au montant, émettre tout type de titres de créance ou de titres de créance convertibles et emprunter des fonds ou contracter toute autre forme de dette pour réaliser les fins de la Fiducie ou pour d'autres dépenses engagées à l'égard de la Fiducie, et exercer tous les pouvoirs nécessaires ou utiles pour atteindre l'objectif et exercer les activités de la Fiducie, promouvoir l'une ou l'autre des fins pour lesquelles la Fiducie est établie et mettre en application les dispositions de la déclaration de fiducie.

Le fiduciaire a délégué au commandité, aux termes de la convention de délégation, les pouvoirs, autorités et responsabilités du fiduciaire à l'égard des questions mentionnées dans la convention de délégation. Voir « Gestion de la Fiducie - Convention de délégation ». De plus, le fiduciaire a retenu les services d'AltaGas Ltd. pour la prestation de services de gestion, d'administration et de soutien opérationnel aux termes de la convention d'administration.

Restrictions aux pouvoirs du fiduciaire

Malgré quelque pouvoir et autorité que ce soit du fiduciaire, le fiduciaire ne peut en quelque circonstance que ce soit : exercer les voix se rattachant aux parts du Holding Trust, aux titres de la Fiducie du commandité ou, le cas échéant, aux billets du Holding Trust; ou exercer les voix se rattachant aux titres de la Fiducie d'AltaGas LP #1 ou d'AltaGas LP #2 ou autoriser le Holding Trust ou le commandité à exercer les voix se rattachant à leur participation dans AltaGas LP #1 ou AltaGas LP #2; ou autoriser AltaGas LP #1 à exercer ses voix se rattachant à sa participation dans AltaGas LP #2 ou autoriser AltaGas LP #2 à exercer ses voix se rattachant à ses titres d'AltaGas Ltd. afin d'autoriser, selon le cas :

a) une vente, une location ou autre aliénation de la totalité ou de la quasi-totalité des actifs du commandité, du Holding Trust, d'AltaGas LP #1, d'AltaGas LP #2 ou d'AltaGas Ltd., sauf dans le cadre d'une réorganisation interne ou d'une mise en gage visant à garantir une dette contractée en vue de la réalisation des objectifs de la Fiducie;

b) une fusion, un regroupement, un arrangement, une réorganisation, une restructuration du capital, un regroupement d'entreprises ou une opération analogue mettant en cause le Holding Trust, AltaGas LP #1, AltaGas LP #2 ou AltaGas Ltd., sauf dans le cadre d'une réorganisation interne;

c) une modification importante de la convention relative aux billets du Holding Trust, autre qu'une modification qui ne porte pas préjudice à la Fiducie;

d) la liquidation volontaire ou forcée ou la dissolution du commandité, du Holding Trust, d'AltaGas Ltd. ou (à moins que la totalité des participations de commanditaire dans celles-ci appartienne directement ou indirectement à la Fiducie) d'AltaGas LP #1 ou d'AltaGas LP #2 avant la fin de la durée de la Fiducie;

e) une modification importante de la déclaration de fiducie du Holding, de la convention de société en commandite d'AltaGas LP #1, de la convention de société en commandite d'AltaGas LP #2, ou des statuts du fiduciaire du Holding Trust, du commandité ou d'AltaGas Ltd., d'une façon qui porte préjudice à la Fiducie,

sans l'approbation des porteurs de parts au moyen d'une résolution spéciale à une assemblée des porteurs de parts convoquée à cette fin. En outre, sauf dans le cadre d'une réorganisation interne des actifs directs ou indirects de la Fiducie à la suite de laquelle la Fiducie détient la même participation, directe ou indirecte, dans les actifs que la participation, directe ou indirecte, qu'elle détenait avant la réorganisation, le fiduciaire n'a pas le pouvoir, selon le cas :

a) de vendre ou autrement aliéner des titres du commandité, des parts du Holding Trust ou des billets du Holding Trust, sauf dans le cadre d'une mise en gage conformément à la déclaration de fiducie ou d'un rachat en nature;

b) de vendre la totalité ou quasi-totalité des actifs de la Fiducie ou de faire en sorte que le Holding Trust vende la totalité ou la quasi-totalité de ses actifs, ou de faire en sorte que le Holding Trust oblige une de ses filiales à vendre la totalité ou la quasi-totalité des actifs directs ou indirects de la Fiducie, dans chaque cas dans le cadre d'une opération unique ou d'une série d'opérations connexes, sans l'approbation des porteurs de parts au moyen d'une résolution spéciale.

Rémunération du fiduciaire

La Fiducie paie au fiduciaire la rémunération convenue par écrit par le commandité et le fiduciaire et, si cette rémunération n'est pas payée par la Fiducie dans les 30 jours de la date de toute facture en faisant état, le fiduciaire aura le droit de se payer sur les actifs de la Fiducie. Parmi les dépenses de la Fiducie, le fiduciaire peut payer ou faire payer les frais, les coûts et les dépenses raisonnables engagés pour acquitter ses fonctions énoncées dans la déclaration de fiducie, notamment les frais, coûts et dépenses d'AltaGas Ltd. aux termes de la convention d'administration, ceux de vérificateurs, de comptables, d'avocats, d'évaluateurs et d'autres mandataires, conseillers, conseillers professionnels employés par la Fiducie ou pour son compte ainsi que le coût des obligations d'information ou d'avis envoyés aux porteurs de parts, y compris la rémunération du fiduciaire pour les services rendus à la Fiducie en toute autre qualité (y compris à titre d'agent des transferts ou de dépositaire).

Responsabilité du fiduciaire

Sauf en cas de violation de la norme de prudence, de diligence et de compétence requise du fiduciaire, le fiduciaire n'est pas responsable à l'égard d'un porteur de parts pour toute mesure prise de bonne foi fondée sur des documents qui sont, à première vue, dûment signés; pour toute dépréciation ou perte subie par la Fiducie en raison de la vente d'un titre; pour la perte ou la disposition de fonds ou de titres; ou pour toute autre mesure ou défaut d'agir, y compris le défaut d'obliger de quelque façon que ce soit un ancien fiduciaire à corriger un manquement aux obligations fiduciaires ou tout défaut par le Holding Trust d'exécuter des obligations ou de verser des fonds dus à la Fiducie. Si le fiduciaire a retenu les services d'un expert ou d'un conseiller approprié à l'égard d'une question reliée à ses fonctions aux termes de la déclaration de fiducie, le fiduciaire peut agir ou refuser d'agir en fonction des conseils de cet expert et de ce conseiller et, malgré toute disposition de la déclaration de fiducie, y compris la norme de prudence, de diligence et de compétence requise de la Fiducie, le fiduciaire n'est pas responsable d'une action ou d'un défaut d'agir fondé sur les conseils de cet expert ou de ce conseiller dont il est raisonnable de croire que celui-ci a la qualification pour les donner.

Sous réserve de la norme de prudence requise du fiduciaire, ni le fiduciaire ni l'un de ses dirigeants, administrateurs, employés ou mandataires ne sont assujettis à une responsabilité, qu'il s'agisse d'une responsabilité civile délictuelle,

contractuelle ou autre, liée aux actifs ou aux affaires de la Fiducie, y compris à l'égard de la perte ou de la diminution de valeur de l'un ou l'autre des actifs de la Fiducie pour la Fiducie, pour les porteurs de parts ou pour une autre personne à la suite d'une mesure prise ou autorisée par le fiduciaire. Le fiduciaire n'est assujetti à aucune responsabilité personnelle à l'égard de dettes, de passif, d'obligations, de réclamations, de demandes, de jugements, de coûts, de frais ou de dépenses à l'encontre ou à l'égard de la Fiducie découlant d'une mesure prise ou autorisée ou omise à l'égard de l'exécution des fonctions du fiduciaire en ce qui concerne les affaires de la Fiducie. Aucun bien ni élément d'actif du fiduciaire, dont il est propriétaire à titre personnel ou autre, ne feront l'objet d'une exécution forcée, d'une saisie-exécution ou d'une autre procédure d'exécution à l'égard d'une obligation aux termes de la déclaration de fiducie ou d'une autre convention connexe. Il n'existe aucun recours direct ou indirect à l'encontre du fiduciaire en sa capacité personnelle. La Fiducie est seule responsable à cet égard, et seuls les actifs de la Fiducie pourront faire l'objet d'un recours au titre du paiement ou de l'exécution d'obligations.

CONVENTION DE DÉLÉGATION

Aux termes de la déclaration de fiducie et de la convention de délégation, le fiduciaire est autorisé à déléguer au commandité les pouvoirs, l'autorité et la responsabilité de prendre toutes les décisions devant être prises par le fiduciaire à l'égard de la Fiducie, y compris les pouvoirs, l'autorité et la responsabilité à l'égard des questions énoncées dans la convention de délégation.

Aux termes de la convention de délégation, le fiduciaire a délégué au commandité les responsabilités suivantes :

a) assumer la responsabilité de déterminer et de prendre ou de faire prendre toutes les mesures visant à déterminer les distributions (y compris la désignation de tout gain en capital) aux porteurs de parts de fiducie, y compris la détermination des dates de référence et des dates de paiement de ces distributions;

b) assumer la responsabilité de déterminer et de prendre ou de faire prendre les mesures liées au rachat des parts de fiducie;

c) assumer la responsabilité de déterminer et de prendre ou de faire prendre les mesures liées au respect des restrictions contenues dans la déclaration de fiducie à l'égard de la propriété de parts de fiducie par des non-résidents;

d) assumer la responsabilité de déterminer et de prendre ou de faire prendre les mesures liées à toutes les questions visant l'acquisition directe ou indirecte des actifs de la Fiducie par la Fiducie et négocier les contrats à cet égard;

e) assumer la responsabilité de déterminer et de prendre ou de faire prendre les mesures liées à toutes les questions relatives à un placement, y compris :

    (i) l'inscription à la cote et le maintien à la cote de la TSX des parts de fiducie;

    (ii) le dépôt de documents ou l'obtention de permissions d'une autorité gouvernementale ou la prise d'autres mesures aux termes d'une loi fédérale ou provinciale afin que les titres qu'un porteur de parts de fiducie a le droit de recevoir soient dûment et légitimement livrés et par la suite négociés;

    (iii) le respect de toutes les lois applicables;

    (iv) le contenu de tout document de placement, l'exactitude de l'information qu'il contient et les attestations y afférentes;

    (v) toutes les questions concernant les conditions de vente ou d'émission de parts de fiducie ou les droits aux parts de fiducie, y compris les questions concernant toute convention de prise ferme;

f) assumer la responsabilité d'émettre toutes les directives et d'approuver la négociation et l'obtention du financement ou du refinancement bancaire d'une ou de plusieurs facilités de crédit, de facilités de couverture ou de swap ou autres facilités auxiliaires à l'égard de la Fiducie ou d'une autre entité dans laquelle la Fiducie détient une participation directe ou indirecte;

g) approuver au nom de la Fiducie les états financiers annuels vérifiés et les états financiers intermédiaires non vérifiés de la Fiducie, ainsi que toute information fiscale pertinente;

h) approuver au nom de la Fiducie toute l'information à laquelle les porteurs de parts ont le droit aux termes de la déclaration de fiducie et en vertu des lois applicables, y compris les circulaires d'information ou de sollicitation de procurations, les notices annuelles, les prospectus, les rapports trimestriels et annuels, les avis, les rapports financiers et les renseignements fiscaux concernant la Fiducie;

i) assumer la responsabilité de déterminer et de prendre et de faire prendre toutes les mesures liées à des procédures devant les autorités gouvernementales ou à l'égard de celles-ci au nom de la Fiducie;

j) approuver au nom de la Fiducie tout prospectus ou document comparable de la Fiducie visant la vente de titres de la Fiducie;

k) prendre et exécuter, par l'intermédiaire du comité de vérification du conseil d'administration, toutes les mesures et prendre toutes les décisions et faire tous les autres actes pour la Fiducie, en son nom ou à son égard, tel que requis par la législation applicable ou qui sont souhaitables de la part d'un comité de vérification de la Fiducie;

l) prendre et exécuter, par l'intermédiaire de comités du conseil d'administration, toutes les mesures et prendre toutes les décisions et faire tous les autres actes pour la Fiducie, en son nom ou à son égard, tel que requis par la législation applicable ou qui sont souhaitables de la part du comité applicable de l'organe directeur de la Fiducie;

m) assumer la responsabilité de toutes les décisions et prendre ou faire prendre toutes les mesures relativement aux questions concernant la Fiducie à l'égard desquelles l'administrateur a un conflit d'intérêts;

n) déterminer le moment et les conditions de toute offre par la Fiducie à l'égard de parts de fiducie émises antérieurement et de toute offre de rachat par la Fiducie de telles parts de fiducie;

o) déterminer s'il est nécessaire d'apporter des modifications à la déclaration de fiducie, de l'avis du conseil d'administration, afin de faire profiter les porteurs de parts d'une loi limitant leur responsabilité (y compris au besoin, des modifications visant un changement du situs de la Fiducie ou des lois régissant la Fiducie);

p) s'occuper de toute question dans le cadre d'une offre publique d'achat, d'une fusion, d'un regroupement, d'un arrangement, d'une réorganisation, d'une restructuration du capital, d'un achat ou d'un rachat de titres ou des actifs d'une personne, d'un regroupement d'entreprises ou d'une autre opération analogue mettant en cause la Fiducie (ce qui précède étant appelé individuellement une « opération » et collectivement les « opérations »), y compris le droit, le pouvoir et l'autorité :

    (i) d'établir, de mettre en œuvre et de modifier (si nécessaire, une fois établi) un régime de droits des porteurs de parts si le commandité juge souhaitable que la Fiducie en établisse un;

    (ii) de diffuser des communiqués de presse et de veiller au respect par la Fiducie de ses obligations d'information continue en vertu de toutes les lois sur les valeurs mobilières applicables;

    (iii) de fournir ou de faire fournir des services de relations avec les investisseurs à la Fiducie;

    (iv) d'approuver, de préparer ou de faire préparer et d'envoyer ou de faire envoyer aux porteurs de parts toute circulaire ou autre document d'information (et leurs versions modifiées) requis en vertu de la législation sur les valeurs mobilières applicable en réponse à une offre visant les parts de fiducie;

    (v) de convoquer et de tenir, ainsi que de préparer ou de faire préparer tous les documents (y compris les avis de convocation à l'assemblée et les circulaires d'information) relatifs aux assemblées extraordinaires des porteurs de parts requis dans le cadre de toute opération;

q) effectuer toutes les déterminations, conclure tous les contrats, préparer tous les documents et prendre toutes les autres mesures à l'égard d'une opération qui, de l'avis du commandité, est nécessaire, avantageuse, souhaitable ou conseillée relativement aux intérêts de la Fiducie et des porteurs de parts, et afin de respecter toutes les lois applicables;

r) prendre toutes les autres mesures relatives à ce qui précède ou requises dans le cadre de ce qui précède.

La convention de délégation demeurera en vigueur jusqu'à la première des éventualités suivantes : a) la Fiducie ou le commandité met un terme à la convention de délégation au moyen d'un avis aux autres parties à la convention de délégation, la résiliation prenant effet 30 jours après la réception de cet avis par la dernière des parties à le recevoir; b) les parties conviennent mutuellement par écrit de mettre un terme à la convention de délégation; c) la Fiducie est dissoute aux termes de la déclaration de fiducie.

DÉPENSES

Aux termes de la convention de délégation, tous les coûts, frais et dépenses raisonnablement engagés par le commandité et le conseil d'administration dans l'exécution des obligations et fonctions du commandité aux termes de la convention de délégation dans le cadre de la prestation et de l'exécution des services délégués aux termes de cette convention (y compris le salaire, le traitement et autre forme de rémunération versés aux employés embauchés pour fournir les services devant être fournis aux termes de cette convention et/ou la rémunération de gestion versée aux entités de gestion dont les services pourraient être retenus afin de fournir ces services) sont payables par la Fiducie sur les actifs de la Fiducie.

Aux termes de la convention d'administration, AltaGas Ltd. se verra rembourser par la Fiducie, le Holding Trust, AltaGas LP #1, AltaGas LP #2 et le commandité, sans dédoublement, les dépenses (y compris le salaire, le traitement et autre forme de rémunération versés aux employés dans le cadre de la prestation de services aux termes de la convention d'administration et les dépenses remboursables) engagées par AltaGas Ltd. qui sont, de l'avis raisonnable d'AltaGas Ltd., raisonnablement et respectivement attribuables à cet égard.

En qualité d'administrateur, AltaGas Ltd. calcule les dépenses et leur attribution chaque mois et facture périodiquement la Fiducie, le Holding Trust, AltaGas LP #1, AltaGas LP #2 et le commandité, sans dédoublement, à l'égard de celles-ci en établissant le détail des services fournis par AltaGas Ltd. ainsi que les dépenses et taxes payées par AltaGas Ltd. dans le cadre de celles-ci. Ces montants sont payables par la Fiducie, le Holding Trust, AltaGas LP #1, AltaGas LP #2 et le commandité, sans dédoublement, au plus tard 30 jours après le mois en question. Malgré ce qui précède, la Fiducie, le Holding Trust, AltaGas LP #1, AltaGas LP #2 et le commandité, sans dédoublement, ont le droit moyennant un avis écrit à AltaGas Ltd. de céder l'obligation de rembourser AltaGas Ltd., auquel cas le cessionnaire est responsable de ces remboursements jusqu'à avis ultérieur et se voit facturer à l'égard de ces remboursements.

Malgré ce qui précède, à l'égard des dépenses attribuables à la Fiducie, au Holding Trust, à AltaGas LP #1, à AltaGas LP #2 ou au commandité qui ne sont pas, en vertu de la LIR, déductibles en bonne et due forme de leur revenu respectif pour l'exercice durant lequel la dépense est engagée, AltaGas Ltd. a convenu de renoncer au remboursement pour l'exercice en question de la tranche des dépenses qui n'est pas déductible pour l'exercice en question et de fournir à AltaGas LP #2 (ou, si AltaGas LP #2 a fait l'objet d'une liquidation volontaire ou par ailleurs n'existe plus, à AltaGas LP #1) les fonds nécessaires pour payer la tranche non déductible des dépenses de la Fiducie, du Holding Trust, d'AltaGas LP #1, d'AltaGas LP #2 ou du commandité par remboursement de prêt, remboursement de capital ou autrement. AltaGas LP #2 (ou, si AltaGas LP #2 a fait l'objet d'une liquidation volontaire ou par ailleurs n'existe plus, AltaGas LP #1) prêtera un montant correspondant à cette tranche non déductible à l'entité applicable. Le montant prêté ne portera pas intérêt et sera remboursable à la fin de chaque trimestre civil de chaque exercice subséquent de cette entité quant au montant alors déductible conformément à la LIR pour l'exercice en question, jusqu'à son remboursement intégral.

CONVENTION D'ADMINISTRATION

Sauf disposition contraire dans la déclaration de fiducie ou sauf si cela est expressément interdit par une loi applicable, le fiduciaire a le pouvoir d'accorder ou de déléguer à un administrateur l'autorité que le fiduciaire juge nécessaire ou souhaitable pour assurer l'administration effective des fonctions du fiduciaire aux termes de la déclaration de fiducie, sans égard au fait que cette autorité est accordée ou déléguée normalement par des fiduciaires. Le fiduciaire peut accorder de vastes pouvoirs discrétionnaires à cet administrateur afin d'administrer et de gérer les activités quotidiennes de la Fiducie, d'agir à titre de mandataire de la Fiducie, de signer des documents au nom de la Fiducie et de prendre des décisions conformes aux politiques et principes d'ordre général établis dans la déclaration de fiducie ou établis par le fiduciaire. Conformément à cette autorité, AltaGas Ltd. s'est vu consentir les pouvoirs et fonctions prévus expressément

dans la déclaration de fiducie et dans la convention d'administration, y compris le pouvoir de déléguer à nouveau l'administration de la Fiducie.

En règle générale, AltaGas Ltd. fournit des services d'administration et de soutien à la Fiducie et est responsable de la gestion et de l'administration générale des affaires de la Fiducie, aux termes de la convention d'administration, y compris ce qui suit :

a) s'occuper de toutes questions relevant du fiduciaire aux termes de la déclaration de fiducie, qui ne sont pas par ailleurs déléguées aux termes de celle-ci, de la convention de délégation ou de la convention d'administration et, de façon générale, fournir les autres services au besoin ou à la demande du fiduciaire en ce qui concerne l'administration de la Fiducie;

b) préparer toutes les déclarations, les documents à déposer et autres documents et prendre toutes les décisions nécessaires en ce qui concerne l'acquittement des obligations du fiduciaire aux termes de la déclaration de fiducie;

c) retenir les services de l'agent des transferts et d'autres organismes au service de la Fiducie et surveiller leur travail, pour le compte de la Fiducie;

d) autoriser et payer au nom de la Fiducie les dépenses d'exploitation engagées au nom de la Fiducie et négocier des contrats avec des tiers fournisseurs de services (y compris les agents des transferts, les conseillers juridiques, les vérificateurs et les imprimeurs);

e) fournir les locaux, le téléphone, le matériel de bureau, les installations, les fournitures ainsi que les services de cadres, de secrétaires et d'employés de bureau;

f) sous réserve des directives et de l'approbation du commandité, traiter avec les banques et autres prêteurs institutionnels, y compris à l'égard de la tenue de registres bancaires et négocier et obtenir le financement ou le refinancement bancaire d'une ou de plusieurs facilités de crédit, de facilités de couverture ou de swap ou autres facilités auxiliaires à l'égard de la Fiducie ou d'une autre entité dans laquelle la Fiducie détient une participation directe ou indirecte;

g) sous réserve de l'approbation du commandité, préparer et fournir aux porteurs de parts les états financiers annuels vérifiés et les états financiers intermédiaires non vérifiés de la Fiducie, ainsi que les renseignements fiscaux pertinents;

h) remettre au fiduciaire les déclarations de revenu et les documents à déposer suffisamment à l'avance avant leur date de dépôt afin que le fiduciaire ait l'occasion de les passer en revue, de les signer et de les renvoyer à AltaGas Ltd., et prendre les dispositions pour leur dépôt dans les délais requis par la législation fiscale applicable;

i) sous réserve de l'approbation du commandité, calculer, déterminer et effectuer au nom de la Fiducie les distributions aux porteurs de parts de fiducie des montants dûment payables par la Fiducie et administrer au nom de la Fiducie les régimes de réinvestissement des distributions et autres régimes analogues que la Fiducie peut établir à l'occasion;

j) veiller au respect par la Fiducie de toutes les conventions signées par celle-ci et veiller à l'application de tous les droits de la Fiducie aux termes de ces conventions, y compris la convention de soutien entre la Fiducie, le Holding Trust, AltaGas LP #1 et AltaGas LP #2 et la convention de vote et d'échange fiduciaires;

k) veiller au respect par la Fiducie de toutes les lois sur les valeurs mobilières applicables, y compris les obligations d'information continue;

l) sous réserve de l'approbation du commandité, préparer au nom de la Fiducie toute circulaire ou autre document d'information requis en vertu de la législation sur les valeurs mobilières applicable à l'égard d'une offre d'acquisition de titres d'une autre personne ou en réponse à une offre d'achat de parts de fiducie;

m) fournir des services de relations avec les investisseurs à la Fiducie;

n) convoquer et tenir toutes les assemblées annuelles ou extraordinaires des porteurs de parts aux termes de la déclaration de fiducie et, sous réserve de l'approbation du commandité, préparer tous les documents (y compris les avis de convocation aux assemblées et les circulaires d'information) à cet égard et veiller à leur distribution;

o) sous réserve de l'approbation du commandité, préparer et fournir ou faire fournir aux porteurs de parts en temps opportun toute l'information à laquelle les porteurs de parts ont droit aux termes de la déclaration de fiducie et en vertu des lois applicables, y compris les circulaires d'information ou de sollicitation de procurations, les notices annuelles, les prospectus, les rapports trimestriels et annuels, les avis, les rapports financiers et l'information fiscale concernant la Fiducie;

p) prendre toutes les mesures nécessaires afin de réaliser l'émission de titres de la Fiducie selon les directives du commandité;

q) s'occuper de toutes les questions administratives et autres dans le cadre de rachats de parts de fiducie;

r) souscrire et maintenir une assurance responsabilité appropriée en faveur des administrateurs et des dirigeants du fiduciaire du Holding Trust, du commandité et d'AltaGas Ltd. et de ses filiales;

s) s'assurer que le fiduciaire fait le choix de la manière prescrite et dans les délais prescrits aux termes de l'alinéa 132(6.1) de la LIR d'être une « fiducie de fonds commun de placement » au sens attribué à cette expression dans la LIR depuis sa création et, dans l'hypothèse de la satisfaction des exigences liées à ce choix, surveiller au nom du commandité le statut de fiducie de fonds commun de placement de la Fiducie et fournir au fiduciaire et au commandité un avis écrit lorsque la Fiducie cesse ou risque de cesser d'être une fiducie de fonds commun de placement;

t) surveiller les investissements de la Fiducie afin de s'assurer que le coût indiqué global en « biens étrangers » de la Fiducie ne dépasse pas les limites prescrites dans le LIR, ce qui assujettirait la Fiducie à la partie XI de la LIR;

u) selon les directives du commandité, entreprendre, gérer et mener à terme toute procédure devant des autorités gouvernementales ou à l'égard de celles-ci au nom de la Fiducie;

v) sous réserve de l'approbation du commandité, préparer tout prospectus ou document comparable de la Fiducie visant la vente de titres de la Fiducie;

w) aviser sans délai la Fiducie de tout fait dont on pourrait raisonnablement s'attendre à ce qu'il ait une incidence défavorable importante sur les affaires de la Fiducie.

AltaGas Ltd. fournit des services administratifs similaires à ce qui précède au Holding Trust, au commandité, à AltaGas LP #1 et à AltaGas LP #2 aux termes de la convention d'administration, adaptés au besoin pour tenir compte de la nature de l'entité et des conditions et des limites de la déclaration de fiducie du Holding, des documents de constitution du commandité, de la convention de société en commandite d'AltaGas LP #1 et de la convention de société en commandite d'AltaGas LP #2, respectivement.

Dans l'acquittement de ses fonctions aux termes de la convention d'administration, AltaGas Ltd. dispose intégralement des droits, des pouvoirs et de l'autorité de signer et de remettre tous les contrats, baux, licences et autres documents et contrats, de soumettre des demandes et de déposer des documents auprès des autorités gouvernementales et de prendre toute autre mesure qu'elle juge nécessaire dans le cadre des activités de la Fiducie, du Holding Trust, du commandité, d'AltaGas LP #1 et d'AltaGas LP #2, respectivement.

AltaGas Ltd. doit exercer les pouvoirs et s'acquitter des fonctions qui lui sont conférés aux termes de la convention d'administration honnêtement, de bonne foi et au mieux des intérêts de la Fiducie, du Holding Trust, du commandité, d'AltaGas LP #1 et d'AltaGas LP #2 et faire preuve du degré de prudence, de diligence et de compétence dont ferait preuve un administrateur prudent et avisé au Canada ayant des responsabilités analogues dans des circonstances comparables.

DÉCLARATION DE FIDUCIE ET DESCRIPTION DES PARTS

Le texte qui suit est un résumé, lequel ne prétend pas être complet, des caractéristiques importantes des parts de fiducie et des parts à droit de vote spécial ainsi que de certaines dispositions de la déclaration de fiducie. Il y a lieu de se reporter à la déclaration de fiducie en ce qui a trait au texte intégral de ses dispositions et de la description complète des parts de fiducie et des parts à droit de vote spécial.

PARTS DE FIDUCIE

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de la déclaration de fiducie. Chaque part de fiducie donne droit à son porteur à une voix à toute assemblée des porteurs de parts ou à l'égard d'une résolution écrite des porteurs de parts et représente un droit de propriété réel et indivis égal dans toute distribution de la Fiducie (que ce soit une distribution de revenu, de gains en capital réalisés nets ou d'autres montants) et dans tout élément d'actif net de la Fiducie en cas de dissolution ou de liquidation volontaire de la Fiducie. Toutes les parts de fiducie sont de rang égal et proportionnel sans discrimination, préférence ou priorité, peu importe la date effective ou les modalités d'émission des parts. Chaque part de fiducie est transférable, n'est pas assujettie à des droits de conversion ou de préemption et donne le droit à son porteur d'exiger de la Fiducie qu'elle rachète une partie ou la totalité des parts de fiducie que ce porteur détient. Voir « Déclaration de fiducie et description des parts – Droit de rachat des parts de fiducie ».

PARTS À DROIT DE VOTE SPÉCIAL

La déclaration de fiducie permet la création de parts à droit de vote spécial qui permettent à la Fiducie d'accorder des droits de vote aux porteurs de titres échangeables. Une part à droit de vote spécial a été émise aux termes de l'arrangement pour permettre aux porteurs de titres échangeables émis par AltaGas LP #1 et AltaGas LP #2 de voter aux assemblées des porteurs de parts. Le porteur d'une part à droit de vote spécial, y compris à l'égard de la part à droit de vote spécial, le fiduciaire chargé du vote et de l'échange, n'a pas droit à une participation ou une quote-part dans les distributions ou les actifs nets de la Fiducie et a droit seulement au nombre de voix aux assemblées des porteurs de parts correspondant au nombre de parts de fiducie contre lequel les titres échangeables visés par cette part à droit de vote spécial sont échangeables ou convertibles.

Aux termes de la convention de vote et d'échange fiduciaires, la Fiducie a émis la part à droit de vote spécial au fiduciaire chargé du vote et de l'échange en faveur de chaque personne qui a reçu des titres échangeables dans le cadre de l'arrangement. Le fiduciaire chargé du vote et de l'échange est tenu d'exercer les droits de vote afférents à la part à droit de vote spécial aux assemblées des porteurs de parts conformément aux directives des porteurs de titres échangeables. Cependant, si aucune directive n'est fournie par les porteurs de titres échangeables, les droits de vote se rattachant à ceux-ci à l'égard de la part à droit de vote spécial ne seront pas exercés.

Les part à droit de vote spécial seront assujetties aux autres droits et limites déterminés par le fiduciaire au moment de l'émission de la part à droit de vote spécial. La déclaration de fiducie prévoit que, à l'échange de titres échangeables contre des parts de fiducie, le droit de vote attaché à la part à droit de vote spécial sera éliminé à l'égard de ces titres échangeables.

PARTS ÉCHANGEABLES

AltaGas LP #1 est autorisée à émettre un nombre illimité de parts B d'AltaGas LP #1. De même, AltaGas LP #2 est autorisée à émettre un nombre illimité de parts B d'AltaGas LP #2. AltaGas LP #1 et AltaGas LP #2 ont émis des parts B d'AltaGas LP #1 et des parts B d'AltaGas LP #2 aux porteurs de titres admissibles d'AltaGas Services en contrepartie de leurs actions ordinaires du capital d'AltaGas Services aux termes de l'arrangement.

Chaque part échangeable est échangeable contre une part de fiducie à tout moment au gré du porteur, donne le droit à son porteur de recevoir d'AltaGas LP #1 ou d'AltaGas LP #2, selon le cas, des prêts qui ne portent pas intérêt d'une somme en espèces correspondant aux distributions en espèces effectuées par la Fiducie sur une part de fiducie, donne à son porteur le droit de voter séparément lors d'un vote par catégorie à l'égard de propositions visant à compléter, modifier ou retirer tout droit, privilège, restriction ou condition se rattachant aux parts échangeables ou à l'égard de toute autre modification à la convention de société en commandite applicable qui aurait une incidence défavorable pour les porteurs de ces parts échangeables, ne sera pas cessible sauf à des cessionnaires admissibles, et AltaGas LP #1 ou AltaGas LP #2, selon le cas, aura le droit d'acquérir la totalité des parts échangeables en échange de parts de fiducie dans certains cas spécifiques, notamment lorsque moins de 750 000 parts B d'AltaGas LP #1 ou 1 000 000 de parts B d'AltaGas LP #2

sont en circulation ou encore à la réalisation de certaines opérations qui peuvent entraîner un changement de contrôle de la Fiducie.

ÉMISSION DE PARTS

La déclaration de fiducie prévoit que les parts, y compris les titres échangeables, les droits, bons de souscription, options ou autres titres convertibles en parts de fiducie ou échangeables contre des parts de fiducie, peuvent être créées, émises, vendues et livrées aux conditions et aux moments déterminés par le fiduciaire. La déclaration de fiducie prévoit également que le fiduciaire peut autoriser la création et l'émission de tout type de titres de créance ou de titres de créance convertibles de la Fiducie aux conditions, aux personnes et moyennant la contrepartie qu'il détermine.

DISTRIBUTIONS

Aux termes de la déclaration de fiducie, la Fiducie est tenue d'effectuer des distributions d'encaisse aux porteurs de parts chaque mois civil (ou pour toute autre période que le fiduciaire peut déterminer) correspondant à la totalité ou à une partie des flux de trésorerie de la Fiducie. L'argent reçu par la Fiducie de ses filiales sera géré par le commandité, compte tenu du bénéfice net consolidé de la Fiducie, des besoins consolidés de la Fiducie pour ce qui est de l'entretien et de la croissance, des besoins consolidés de la Fiducie pour ce qui est du remboursement de la dette et d'autres facteurs. L'intention du commandité est de maximiser l'argent reçu par la Fiducie de ses filiales compte tenu de ces différents facteurs.

Les distributions à l'égard d'un mois en particulier seront versées aux porteurs de parts inscrits à la fermeture des bureaux à chaque date de référence de distribution. La distribution pour un mois en particulier sera versée à la date de versement de distribution. En outre, la déclaration de fiducie prévoit que, si besoin est, le 31 décembre de chaque année, la Fiducie distribuera un montant supplémentaire de sorte à ne pas être redevable d'impôts sur le revenu ordinaires pour l'exercice en question.

ACHAT DE PARTS

La Fiducie peut à l'occasion acheter aux fins d'annulation une partie ou la totalité des parts (ou d'autres titres de la Fiducie qui peuvent être émis et en circulation à l'occasion) sur le marché, par contrat de gré à gré ou à une bourse reconnue où ces parts sont négociées ou dans le cadre d'offres reçues par la Fiducie après un appel d'offres adressé à tous les porteurs de parts inscrits, étant entendu que, dans chaque cas, le fiduciaire a déterminé que ces achats étaient au mieux des intérêts de la Fiducie. Ces achats peuvent constituer une « offre publique de rachat » aux termes des lois sur les valeurs mobilières provinciales du Canada et doivent être exécutés conformément aux exigences applicables de ces lois. Aucun porteur de parts ne pourra à quelque moment que ce soit exiger de la Fiducie qu'elle rachète les parts de ce porteur de parts.

DROIT DE RACHAT DES PARTS DE FIDUCIE

Les parts de fiducie sont rachetables en tout temps sur demande des porteurs de celles-ci sur remise à la Fiducie d'un avis dûment rempli et signé en bonne et due forme demandant à la Fiducie de racheter des parts de fiducie. Sur réception d'un avis de rachat de parts de fiducie par la Fiducie, le porteur des parts de fiducie cesse par la suite d'avoir quelque droit que ce soit à l'égard des parts de fiducie remises aux fins de rachat (autre que le droit de recevoir le paiement du rachat pour ces parts de fiducie à moins que le paiement de rachat ne soit pas effectué tel que requis), y compris le droit de recevoir des distributions à l'égard de ces parts qui sont déclarées payables à une date postérieure au jour de réception par la Fiducie de l'avis demandant le rachat.

Rachat en espèces

Sur réception par la Fiducie de l'avis de rachat de parts de fiducie, le porteur de parts de fiducie remettant ses parts aura par la suite le droit de recevoir le prix de rachat du marché correspondant au moindre des montants suivants : a) 90 % du cours par part de fiducie à la principale bourse à la cote de laquelle les parts de fiducie sont inscrites (ou, si les parts de fiducie ne sont pas inscrites à la cote d'une bourse, du principal marché sur lequel les parts de fiducie sont cotées aux fins de négociation) au cours des dix derniers jours de bourse avant la date à laquelle les parts de fiducie seront remises aux fins de rachat; b) 100 % du cours de clôture de la principale bourse à la cote de laquelle les parts de fiducie sont inscrites (ou, si les parts de fiducie ne sont pas inscrites à la cote d'une bourse, du principal marché sur lequel les parts de fiducie sont cotées aux fins de négociation) à la date à laquelle les parts de fiducie sont remises aux fins de rachat.

Le prix de rachat du marché global payable par la Fiducie à l'égard des parts de fiducie remises aux fins de rachat au cours d'un mois civil est acquitté au moyen d'un paiement en espèces dans les cinq jours ouvrables suivant la fin du mois civil au cours duquel les parts de fiducie ont été remises aux fins de rachat.

Les porteurs de parts de fiducie ne recevront pas d'espèces au rachat de leurs parts de fiducie dans l'un des cas suivants :

a) si le montant total payable par la Fiducie à l'égard de ces parts de fiducie et toutes les autres parts de fiducie remises aux fins de rachat au cours du même mois civil dépasse 50 000 $; étant entendu que le fiduciaire peut, à son gré, renoncer à cette limite à l'égard de toutes les parts de fiducie remises aux fins de rachat au cours d'un mois civil. Si cette limite ne fait pas l'objet d'une renonciation, les parts de fiducie remises aux fins de rachat au cours de ce mois civil sont rachetées contre des espèces en fonction du prix de rachat du marché et, à moins que des approbations réglementaires applicables soient nécessaires, au moyen de la distribution en nature des actifs de la Fiducie, en fonction du « prix de rachat en nature » (défini ci-dessous), qui peut comprendre des billets série 3 émis par Holding Trust (les « billets série 3 ») ou d'autres actifs détenus par la Fiducie, selon un calcul proportionnel. Voir « Holding Trust – Billets du Holding Trust »;

b) si, au moment où ces parts de fiducie sont remises aux fins de rachat, les parts de fiducie en circulation ne sont pas inscrites à la cote de la TSX ou négociées ou inscrites à une bourse ou sur un marché qui, de l'avis du fiduciaire, offre des cours représentatifs de la juste valeur marchande des parts de fiducie;

c) si les opérations normales sur les parts de fiducie sont suspendues ou arrêtées à une bourse à la cote de laquelle les parts de fiducie sont inscrites aux fins de négociation ou, si elles ne sont pas inscrites, sur un marché où les parts de fiducie sont cotées aux fins de négociation, à la date à laquelle ces parts de fiducie remises aux fins de rachat ont été remises à la Fiducie aux fins de rachat ou pendant plus de cinq jours de bourse au cours de la période de bourse de dix jours avant la date à laquelle ces parts de fiducie ont été remises aux fins de rachat;

d) si le rachat des parts de fiducie entraîne la radiation des parts de fiducie de la principale bourse à la cote de laquelle les parts de fiducie sont inscrites.

Rachat en nature

S'il n'est pas possible de racheter en argent les parts de fiducie remises aux fins de rachat par un porteur de parts de fiducie, alors ce porteur de parts de fiducie aura le droit, à la place du prix de rachat du marché par part de fiducie, à recevoir un prix par part de fiducie (le « prix de rachat en nature ») correspondant à la juste valeur marchande d'une part de fiducie déterminée par le fiduciaire. Le prix de rachat en nature sera, sous réserve de toutes les approbations réglementaires nécessaires, versé et réglé au moyen d'une distribution en nature des actifs de la Fiducie, laquelle peut inclure les billets série 3 ou autres actifs détenus par la Fiducie (autres que les parts du Holding Trust), selon la décision du fiduciaire.

Le prix de rachat en nature global payable par la Fiducie à l'égard des parts de fiducie remises aux fins de rachat au cours d'un mois civil est acquitté au moyen du transfert au porteur de parts ou à l'ordre du porteur de parts qui a exercé le droit de rachat, dans les cinq jours ouvrables après la fin du mois civil au cours duquel les parts de fiducie ont été remises aux fins de rachat, des actifs de la Fiducie.

Il est prévu que ce droit de rachat ne constituera pas le mécanisme principal dont se prévaudront les porteurs de parts de fiducie pour disposer de leurs parts de fiducie. Les billets série 3 qui peuvent être distribués en nature aux porteurs de parts dans le cadre d'un rachat ne seront pas inscrits à la cote d'une bourse et il n'est pas prévu qu'un marché se formera pour eux. Les billets série 3 ne sont pas des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés d'épargne-retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études.

ASSEMBLÉES DES PORTEURS DE PARTS

La déclaration de fiducie prévoit que des assemblées des porteurs de parts doivent être convoquées et tenues, entre autres choses, pour élire le conseil d'administration, nommer ou révoquer les vérificateurs de la Fiducie, approuver les modifications de la déclaration de fiducie (sauf tel que décrit ci-dessous à la rubrique « Déclaration de fiducie et description des parts – Modifications de la déclaration de fiducie »), vendre la totalité ou la quasi-totalité des actifs de la Fiducie, dissoudre la Fiducie ou nommer ou remplacer le fiduciaire du Holding Trust. Les assemblées des porteurs de

parts seront convoquées et tenues chaque année pour, entre autres choses, élire le conseil d'administration et nommer les vérificateurs de la Fiducie.

Une assemblée des porteurs de parts peut être convoquée en tout temps et à toute fin par le fiduciaire et doit être convoquée, sauf dans certaines circonstances, si cela est exigé par les porteurs d'au moins 5 % de tous les droits de vote ayant le droit d'être exercés à une assemblée des porteurs de parts (y compris les droits de vote se rattachant aux titres échangeables en vertu de la part à droit de vote spécial) moyennant une demande écrite. Une demande doit, entre autres choses, indiquer de façon raisonnablement circonstanciée l'objet de l'assemblée devant être convoquée.

Sous réserve de la convention de vote et d'échange fiduciaires, seuls les porteurs de parts inscrits peuvent assister à toutes les assemblées des porteurs de parts et y voter soit en personne soit par procuration, et un fondé de pouvoir n'est pas tenu d'être un porteur de parts. Pour la délibération des questions à toutes ces assemblées, le quorum est constitué de deux personnes assistant en personne ou représentées par procuration et représentant au total au moins 5 % des droits de vote se rattachant à toutes les parts en circulation. Pour les fins de la détermination d'un tel quorum, la part à droit de vote spécial est considérée comme représentant des parts de fiducie en circulation correspondant au nombre de titres échangeables représenté par procuration par le fiduciaire chargé du vote et de l'échange à cette assemblée.

La déclaration de fiducie renferme des dispositions quant à l'avis nécessaire et aux autres procédures à l'égard de la convocation et de la tenue des assemblées des porteurs de parts conformément aux exigences des lois applicables.

LIMITES À LA PROPRIÉTÉ PAR DES NON-RÉSIDENTS

Pour veiller à ce que la Fiducie soit admissible à titre de « fiducie de fonds commun de placement » en vertu de la LIR, la déclaration de fiducie prévoit en partie, ce qui suit :

a) le commandité, selon le cas : (i) avant la réalisation d'une opération mettant en cause l'acquisition par la Fiducie de biens ou d'actifs autres que des titres du commandité ou du Holding Trust; (ii) avant une modification importante de la Fiducie autre qu'une modification envisagée en (i); (iii) immédiatement après tout projet de modification de l'alinéa 132(7)a) de la LIR ou la publication d'un bulletin administratif ou d'un autre avis d'interprétation relativement à l'interprétation ou l'application de cet alinéa; (iv) en tout temps sur demande du fiduciaire, obtiendra un avis juridique confirmant que la Fiducie a, à cette date et à la suite de cette opération ou de cet événement (dans le cas visé en (iii), cela signifiera la prise d'effet d'une modification ou d'un changement d'interprétation), le droit de se fonder sur l'alinéa 132(7)a) de la LIR (ou toute disposition qui le remplace) aux fins d'être admissible à titre de « fiducie de fonds commun de placement » en vertu de la LIR;

b) si le conseil d'administration détermine ou apprend, aux termes de a) ci-dessus ou autrement, que la capacité de la Fiducie de continuer à se fonder sur l'alinéa 132(7)a) de la LIR (ou toute disposition qui le remplace) aux fins d'être admissible à titre de « fiducie de fonds commun de placement » à cet égard est menacée, alors sans délai après cette détermination :

    (i) la Fiducie ne sera plus maintenue principalement au profit de non-résidents et le commandité sera seul responsable de surveiller les avoirs détenus par des non-résidents;

    (ii) le commandité prendra les mesures nécessaires ou souhaitables pour veiller à ce que la Fiducie ne soit pas maintenue principalement au profit de non-résidents;

c) il est loisible au commandité de demander au fiduciaire d'obtenir, dans la mesure du possible étant donné les circonstances, des déclarations à l'égard de la propriété véritable des parts de fiducie, d'effectuer des recherches concernant la résidence des porteurs de parts de fiducie et des porteurs de titres échangeables et des listes de l'adresse postale des porteurs de parts de fiducie véritables et de porteurs de titres échangeables véritables et de prendre les autres mesures indiquées par le commandité, aux frais de la Fiducie, afin de déterminer ou d'estimer du mieux possible la résidence des propriétaires véritables de parts de fiducie;

d) si le conseil d'administration détermine que cela est au mieux des intérêts de la Fiducie, le commandité, malgré la capacité de la Fiducie de continuer à se fonder sur l'alinéa 132(7)a) de la LIR aux fins d'être admissible à titre de « fiducie de fonds commun de placement » en vertu de la LIR ou autrement, peut :

(i) demander au fiduciaire de refuser une souscription de parts de fiducie de la part d'une personne, ou d'émettre des parts de fiducie ou d'inscrire un transfert de parts de fiducie en faveur de cette personne, à moins que celle-ci ne fournisse une déclaration à la Fiducie indiquant que les parts de fiducie devant être émises ou transférées à cette personne ne seront pas, lorsqu'elles seront émises ou transférées, la propriété véritable d'un non-résident;

(ii) dans la mesure du possible dans les circonstances, envoyer un avis aux porteurs inscrits de parts de fiducie qui sont la propriété véritable de non-résidents, choisis dans l'ordre inverse de l'ordre d'acquisition ou d'inscription des parts de fiducie détenues en propriété véritable par des non-résidents, ou en fonction d'une autre méthode que le commandité peut juger équitable et pratique, lequel avis leur enjoint de vendre leurs parts de fiducie détenues en propriété véritable par des non-résidents ou une tranche indiquée de ces parts à l'intérieur d'un certain délai d'au moins 60 jours. Si les porteurs de parts de fiducie qui reçoivent cet avis n'ont pas vendu le nombre précisé de parts de fiducie ou fourni au commandité la preuve satisfaisante que ces parts de fiducie n'étaient pas détenues en propriété véritable par des non-résidents à l'intérieur de ce délai, le commandité peut, au nom de ces porteurs de parts de fiducie inscrits, vendre ces parts de fiducie et, entretemps, suspendre les droits de vote et de distribution se rattachant à ces parts de fiducie et effectuer toute distribution à l'égard de ces parts de fiducie en déposant le montant visé dans un compte bancaire séparé dans une banque à charte canadienne (déduction faite de tout impôt et de toute taxe applicables). La vente sera effectuée à une bourse à la cote de laquelle les parts de fiducie sont alors inscrites et, après cette vente, les porteurs visés cesseront d'être porteurs des parts de fiducie ainsi déposées et leurs droits se limiteront à recevoir le produit net de la vente et toute distribution à l'égard des parts déposées comme susmentionné, déduction faite des impôts et des taxes applicables et des frais de vente, à la remise des certificats de fiducie représentant ces parts de fiducie;

(iii) radier les parts de fiducie des bourses non canadiennes;

(iv) prendre les autres mesures qui, de l'avis du conseil d'administration, sont appropriées dans les circonstances et qui réduiront ou limiteront le nombre de parts de fiducie détenues par les porteurs de parts de fiducie non résidents afin de s'assurer que la Fiducie ne soit pas maintenue principalement au profit de non-résidents.

MODIFICATIONS DE LA DÉCLARATION DE FIDUCIE

Le fiduciaire peut, sans le consentement, l'approbation ou la ratification des porteurs de parts, modifier la déclaration de fiducie, selon le cas :

a) aux fins de s'assurer du respect continu par la Fiducie des lois, règlements ou politiques applicables de toute autorité gouvernementale dont relève le fiduciaire ou la Fiducie;

b) d'une manière qui, de l'avis du fiduciaire, fournit une protection supplémentaire aux porteurs de parts;

c) d'une manière qui, de l'avis du fiduciaire, est nécessaire ou souhaitable en raison de modifications de la législation fiscale canadienne;

d) afin d'éliminer tout conflit ou incompatibilité dans la déclaration de fiducie ou d'apporter les corrections mineures qui, de l'avis du fiduciaire, sont nécessaires ou souhaitables et ne portent pas atteinte aux droits des porteurs de parts;

e) de changer le situs de la Fiducie, ou les lois la régissant, ce changement, de l'avis du fiduciaire, étant souhaitable afin de faire profiter les porteurs de parts de toute législation limitant leur responsabilité.

DURÉE DE LA FIDUCIE

Les porteurs de parts peuvent décider au moyen d'une résolution spéciale de dissoudre la Fiducie à toute assemblée des porteurs de parts dûment convoquée à cette fin, à la suite de quoi le fiduciaire commence la liquidation volontaire des affaires de la Fiducie (et doit se limiter par la suite à cette activité).

À moins que la Fiducie soit dissoute antérieurement ou prorogée à la suite d'un vote des porteurs de parts, le fiduciaire entame la liquidation volontaire des affaires de la Fiducie à la date qu'il détermine, soit au plus tard deux ans avant le 24 mars 2104 ou avant la veille du jour auquel la Fiducie serait par ailleurs nulle en vertu de toute règle applicable contre les perpétuités alors en vigueur en Alberta, le cas échéant. Si la Fiducie fait l'objet d'une liquidation volontaire, le fiduciaire vendra et convertira en argent les actifs de la Fiducie dans le cadre d'une ou de plusieurs opérations de ventes publiques ou privées et prendra toutes les autres mesures nécessaires pour liquider les biens de la Fiducie et il agira à tous égards conformément aux directives, s'il en est, des porteurs de parts (à l'égard de la dissolution autorisée conformément à une résolution spéciale). Après paiement, remboursement ou exécution, ou prise de dispositions pour le paiement, le remboursement ou l'exécution, de toutes les dettes et obligations connues de la Fiducie et après avoir prévu une indemnisation contre toutes les dettes et obligations impayées, le fiduciaire, sous réserve de l'obtention de toutes les approbations réglementaires nécessaires, distribuera le reliquat du produit de la vente des actifs ainsi que tout montant en espèces faisant partie des actifs de la Fiducie aux porteurs de parts de fiducie selon un calcul proportionnel.

OFFRES PUBLIQUES D'ACHAT

La déclaration de fiducie renferme des dispositions voulant que, si une offre publique d'achat, au sens de « take-over bid » dans la loi intitulée *Securities Act* (Alberta), est faite à l'égard des parts de fiducie et qu'au moins 90 % des parts de fiducie (y compris les parts de fiducie pouvant être émises à la conversion, à l'exercice ou à l'échange de titres échangeables contre des parts de fiducie mais à l'exclusion de parts de fiducie détenues à la date de l'offre publique d'achat par l'initiateur ou un membre de son groupe ou une personne ayant des liens avec lui ou détenues pour leur compte ou pouvant être émises à ceux-ci) sont prises en livraison contre paiement par l'initiateur, l'initiateur aura le droit d'acquérir les parts de fiducie et les titres échangeables détenus par les porteurs de parts de fiducie qui n'acceptent pas l'offre publique d'achat aux modalités proposées par l'initiateur.

HOLDING TRUST

La déclaration de fiducie du Holding renferme des dispositions qui sont essentiellement les mêmes que celles de la déclaration de fiducie se rapportant à la Fiducie. Les principales différences entre la déclaration de fiducie du Holding et la déclaration de fiducie visant la Fiducie sont décrites ci-après. Cette description n'est qu'un résumé et est donnée entièrement sous réserve du texte de la déclaration de fiducie du Holding et de la déclaration de fiducie visant la Fiducie

GÉNÉRALITÉS

Le Holding Trust est une fiducie d'investissement sans personnalité morale établie sous le régime des lois de l'Alberta aux termes de la déclaration de fiducie du Holding. Ses activités se limitent, notamment, à ce qui suit : acquérir, détenir, transférer, aliéner et par ailleurs négocier des titres, ou investir dans des titres, de quelque nature ou genre que ce soit, d'AltaGas LP #1, AltaGas LP #2, AltaGas Ltd. ou d'un membre de leur groupe ou d'une personne ayant des liens avec eux, ou des titres émis par eux, et des titres de toute autre société par actions, société en commandite, fiducie ou autre personne, ou des titres émis par elles, qui participent, directement ou indirectement, à des activités de collecte, de traitement, de transport, d'extraction, d'achat, d'entreposage ou de vente de pétrole, de gaz naturel, de LGN et d'autres produits connexes, d'électricité ou d'autres formes d'énergie, ou à la propriété, à la location ou à l'exploitation d'actifs ou de biens se rapportant à ces activités, ainsi qu'à des activités connexes, et aux autres placements que le fiduciaire du Holding Trust peut déterminer; emprunter des fonds et émettre des titres d'emprunt à ces fins et conclure des arrangements de couverture s'y rapportant; participer à toutes les activités accessoires à ces activités; et entreprendre d'autres activités ou prendre des mesures, notamment investir dans des titres, approuvées par le fiduciaire du Holding Trust de temps à autre.

À la date de la présente notice annuelle, le Holding Trust n'a pas l'intention de détenir des titres d'une entité autre qu'AltaGas LP #1.

LIMITATIONS DES POUVOIRS DU FIDUCIAIRE DU HOLDING TRUST

Sans égard aux pouvoirs qu'il détient, le fiduciaire du Holding Trust ne peut en aucun cas exercer les droits de vote rattachés à ses titres d'AltaGas LP #1, ni permettre à AltaGas LP #1 d'exercer les droits de vote rattachés à sa participation dans AltaGas LP #2 ou à AltaGas LP #2 d'exercer les droits de vote rattachés à ses titres d'AltaGas Ltd., afin d'autoriser, selon le cas :

a) une vente, location ou autre aliénation de la totalité ou quasi-totalité de l'actif d'AltaGas LP #1, AltaGas LP #2 ou AltaGas Ltd., sauf dans le cadre d'une réorganisation interne ou d'un nantissement visant à garantir une dette contractée pour la réalisation des objectifs de Holding Trust;

b) une fusion, un regroupement, un arrangement, une réorganisation, une restructuration du capital, un regroupement d'entreprises ou une opération similaire mettant en cause AltaGas LP #1, AltaGas LP #2 ou AltaGas Ltd., sauf dans le cadre d'une réorganisation interne;

c) la liquidation ou dissolution d'AltaGas Ltd., ou (sauf si la Fiducie en est l'unique commanditaire direct ou indirect) d'AltaGas LP #1 ou AltaGas LP #2 avant la fin de la durée du Holding Trust ou de la Fiducie;

d) une modification importante de la convention de société en commandite d'AltaGas LP #1, de la convention de société en commandite d'AltaGas LP #2 ou des documents de constitution d'AltaGas Ltd., qui porterait préjudice au Holding Trust ou à la Fiducie,

sans l'approbation des porteurs de parts du Holding Trust obtenue par voie de résolution extraordinaire à une assemblée de ces porteurs de parts convoquée à cette fin. De plus, sauf dans le cadre d'une réorganisation interne de l'actif direct ou indirect du Holding Trust à la suite de laquelle le Holding Trust détient la même participation, directe ou indirecte, dans l'actif que celle, directe ou indirecte, qu'il avait avant la réorganisation, le fiduciaire du Holding Trust n'a pas le pouvoir de vendre la totalité ou quasi-totalité de son actif ou de faire en sorte qu'une filiale vende la totalité ou quasi-totalité de l'actif direct ou indirect de la Fiducie, dans chaque cas dans le cadre d'une opération unique ou d'une série d'opérations reliées, sans l'approbation des porteurs de parts du Holding Trust obtenue par voie de résolution extraordinaire.

DROIT DE RACHAT

Le droit de rachat que la déclaration de fiducie du Holding confère aux porteurs de parts du Holding Trust et qui est décrit ci-après peut être exercé uniquement après que le porteur de parts de fiducie du Holding Trust a reçu un avis écrit du fiduciaire de Holding Trust qu'il peut exercer ce droit, de sorte que les porteurs de parts de fiducie du Holding Trust n'auront pas le droit de faire racheter leurs parts de fiducie du Holding Trust sur demande.

Sous réserve de la restriction ci-dessus, les parts de fiducie du Holding Trust seront rachetables, lorsque seront respectées les modalités et conditions d'exercice de ce droit (y compris le ou les délais) qui sont précisées dans l'avis écrit remis par le fiduciaire du Holding Trust, à la livraison au Holding Trust d'un avis dûment rempli et signé demandant au Holding Trust de racheter les parts de fiducie du Holding Trust, dans une forme que le fiduciaire du Holding Trust considère comme raisonnablement acceptable, accompagné des certificats représentant les parts de fiducie du Holding Trust devant être rachetées ainsi que de directives écrites indiquant le nombre de parts devant être rachetées. Lorsque des parts de fiducie du Holding Trust sont déposées par leur porteur à des fins de rachat, le porteur perdra tous les droits rattachés à ces parts, notamment le droit de recevoir des distributions sur celles-ci déclarées payables aux porteurs de parts de fiducie inscrits du Holding Trust à une date postérieure à la date de réception de cet avis par le Holding Trust, à l'exception du droit de recevoir le prix de rachat des parts. Le prix de rachat de chaque part de fiducie du Holding Trust déposée à des fins de rachat correspondra à (le « prix de rachat par Holding ») :

$$\frac{(A \times B) - C}{D}$$

où :

A = le prix de rachat au comptant par part de fiducie, calculé à la fermeture des bureaux à la date à laquelle le porteur de parts de fiducie du Holding Trust a déposé les parts de fiducie du Holding Trust à des fins de rachat;

B = le nombre total de parts de fiducie en circulation à la fermeture des bureaux à la date à laquelle le porteur de parts de fiducie du Holding Trust a déposé ces parts à des fins de rachat;

C = le total du capital non remboursé et de l'intérêt couru s'y rapportant de toute créance détenue ou exigible par la Fiducie (y compris les billets du Holding Trust) et la juste valeur marchande des autres actifs ou placements que détient la Fiducie (sauf les parts de fiducie du Holding Trust) à la fermeture des bureaux à la date à laquelle un porteur de parts de fiducie du Holding Trust a déposé ces parts à des fins de rachat;

D = le nombre total de parts de fiducie du Holding Trust en circulation à la fermeture des bureaux à la date à laquelle le porteur de parts de fiducie du Holding Trust a déposé ces parts à des fins de rachat.

Le total du prix de rachat par Holding que doit verser le Holding Trust à l'égard des parts de fiducie du Holding Trust déposées à des fins de rachat par leur porteur au cours d'un mois donné sera acquitté, au gré du fiduciaire du Holding Trust : a) au moyen de fonds immédiatement disponibles, par chèque tiré sur une banque canadienne ou une société de

fiducie, en monnaie ayant cours légal au Canada, payable à l'ordre du porteur de parts dont les parts de fiducie doivent être rachetées; b) au moyen de l'émission au porteur de parts dont les parts de fiducie doivent être rachetées ou à son ordre d'un montant total de billets série 2 correspondant au total du prix de rachat par le Holding payable à ce porteur de parts, arrondi à la dizaine inférieure, le solde de ce total du prix de rachat par le Holding qui n'est pas versé sous forme de billets série 2 devant être payé en fonds immédiatement disponibles par chèque tiré sur une banque canadienne ou une société de fiducie en monnaie ayant cours légal au Canada, payable à l'ordre de ce porteur de parts; ou c) toute combinaison de paiements au moyen de fonds immédiatement disponibles, par chèque tiré sur une banque canadienne ou une société de fiducie en monnaie ayant cours légal au Canada, et sous forme de billets série 2 au gré du fiduciaire du Holding Trust, dans chaque cas, ce montant étant payable ou ces billets étant émissibles le dernier jour du mois civil qui suit le mois civil au cours duquel les parts de fiducie ont été déposées à des fins de rachat; il est toutefois précisé que le porteur de parts dont les parts de fiducie doivent être rachetées peut choisir, en tout temps avant le paiement du prix de rachat par le Holding, de recevoir des billets série 2, aux termes de la clause b) ci-dessus à la place de la totalité ou d'une partie d'un paiement aux termes de la clause a) ou b) ci-dessus de la somme en espèces autrement payable, le montant de ces billets série 2 payable devant correspondre au montant de la somme en espèces autrement payable, arrondi à la dizaine inférieure, dans chaque cas, cette somme étant payable ou ces billets étant émissibles le dernier jour du mois civil qui suit le mois civil au cours duquel les parts de fiducie du Holding Trust sont déposées à des fins de rachat.

DISTRIBUTIONS AU COMPTANT

Le Holding Trust entend verser à la Fiducie des distributions mensuelles au comptant de ses rentrées nettes de fonds mensuelles, après paiement de l'intérêt sur les billets du Holding Trust, s'il en est, et après déduction des liquidités estimatives requises pour les frais, coûts et autres obligations du Holding Trust. Ces distributions seront versées le jour qui correspond à la date de versement des distributions de la Fiducie afin de permettre à la Fiducie de verser ses distributions.

Si le fiduciaire du Holding Trust considère que le Holding Trust ne dispose pas des liquidités suffisantes pour verser intégralement une distribution, le versement peut se faire au moyen de l'émission de parts de fiducie supplémentaires du Holding Trust ou de billets du Holding Trust ayant une valeur correspondant à la différence entre le montant de cette distribution et le montant des liquidités que le fiduciaire du Holding Trust considère comme disponible aux fins du versement de cette distribution. La valeur de chaque part de fiducie du Holding Trust ainsi émise correspondra à son prix de rachat par Holding, et la valeur de chaque billet du Holding Trust ainsi émis correspondra au prix de rachat de ce billet calculé aux termes de la convention relative aux billets du Holding Trust.

Les parts de fiducie du Holding Trust transférées à des porteurs de parts aux termes d'une distribution en nature peuvent faire l'objet de restrictions de revente et de transfert et ne peuvent être revendues ni transférées sauf si les lois sur les valeurs mobilières applicables le permettent.

LIMITATION APPLICABLE À LA PROPRIÉTÉ PAR DES NON-RÉSIDENTS

Malgré toute autre disposition de la déclaration de fiducie du Holding, aucune part de fiducie du Holding Trust ne peut être émise ou transférée à un non-résident ou détenue par un non-résident.

RESTRICTIONS APPLICABLES AU TRANSFERT DES PARTS DE FIDUCIE DU HOLDING TRUST

Malgré toute autre disposition de la déclaration de fiducie du Holding, aucune part de fiducie du Holding Trust ne sera transférée sans le consentement du fiduciaire du Holding Trust, consentement que le fiduciaire du Holding Trust peut refuser pour quelque motif que ce soit.

BILLETS DU HOLDING TRUST

La convention relative aux billets du Holding Trust autorise la création et l'émission de trois séries de billets du Holding Trust en monnaie canadienne : les billets série 1, les billets série 2 et les billets série 3. Chaque série de billets du Holding Trust est d'un capital global illimité, peut être émise en coupures de 10 $ et multiples complets de 10 $, représente un titre de créance non garanti du Holding Trust et est rachetable aux termes des dispositions de la convention relative aux billets du Holding Trust. De plus, chaque série de billets du Holding Trust comporte des caractéristiques particulières qui lui sont propres, soit les suivantes :

a) Billets série 1 :

(i) payables sur demande et, dans tous les cas, échéant le 25e anniversaire de la date d'émission;

(ii) ne portent pas intérêt avant l'échéance et portent intérêt par la suite;

b) Billets série 2 :

(i) peuvent être émis uniquement aux porteurs de parts de fiducie du Holding Trust en guise de paiement du prix de rachat de ces parts de fiducie et pour un capital global correspondant à ce prix de rachat;

(ii) viennent à échéance à une date fixée par le fiduciaire du Holding Trust, au plus tard cinq ans après l'émission;

(iii) portent intérêt à compter de la date d'émission au taux du marché calculé au moment de l'émission par le fiduciaire du Holding Trust;

c) Billets série 3 :

(i) peuvent être émis uniquement aux porteurs des billets série 1 en guise de paiement du prix de rachat de ces billets série 1 et pour un capital global correspondant à ce prix de rachat;

(ii) viennent à échéance le 25e anniversaire de la date d'émission;

(iii) portent intérêt à compter de la date d'émission au taux du marché calculé au moment de l'émission par le fiduciaire du Holding Trust.

Paiement à l'échéance

À l'échéance, le Holding Trust remboursera les billets du Holding Trust en payant en espèces au fiduciaire des billets aux termes de la convention relative aux billets du Holding Trust une somme correspondant au capital des billets du Holding Trust en circulation qui sont alors échus, majorée de l'intérêt couru et impayé s'y rapportant.

Rachat

Les billets du Holding Trust seront rachetables au gré du Holding Trust avant l'échéance

Subordination/sûreté

Les billets du Holding Trust ont égalité de rang entre eux, mais le paiement du capital et de l'intérêt des billets du Holding Trust est expressément subordonné au paiement préalable de toutes les créances de rang supérieur, soit les dettes et obligations du Holding Trust qui, selon les dispositions de l'instrument qui les crée ou les atteste, ne sont pas subordonnées ou égales en rang aux titres de créance attestés par la convention relative aux billets du Holding Trust. De plus, les privilèges que détiennent le fiduciaire des billets ou les porteurs des billets du Holding Trust, de même que les droits et recours accordés au fiduciaire des billets ou aux porteurs de billets du Holding Trust, prennent rang après tous les privilèges que détiennent actuellement ou détiendront les porteurs de titres de créance de rang supérieur sans égard à toute priorité que la loi pourrait établir par ailleurs.

La convention relative aux billets du Holding Trust prévoit qu'à la distribution de l'actif du Holding Trust en cas de faillite, insolvabilité, ou mise sous séquestre, liquidation, réorganisation ou autre procédure similaire se rapportant au Holding Trust, ou en cas de dissolution ou de liquidation volontaire du Holding Trust, les porteurs de tous les titres de créance de rang supérieur auront le droit de recevoir un paiement intégral (du capital, de la prime ou de la pénalité, s'il en est, et de l'intérêt) avant que les porteurs des billets du Holding Trust n'aient droit de recevoir un paiement.

Cas de défaut

La convention relative aux billets du Holding Trust prévoit que les situations ci-dessous constituent des cas de défaut :

a) le non-paiement du capital exigible des billets du Holding Trust d'une série lorsque ce capital devient exigible aux termes d'une disposition de la convention relative aux billets du Holding Trust ou des billets du Holding Trust, ce défaut se prolongeant pendant une période de dix jours ouvrables;

b) le non-paiement de l'intérêt exigible sur les billets du Holding Trust, ce défaut se prolongeant sur une période de 15 jours ouvrables;

c) le non-respect ou la violation par le Holding Trust de tout autre engagement ou toute autre convention prévu aux termes des dispositions des billets du Holding Trust ou de la convention relative aux billets du Holding Trust, lesquels se poursuivent pendant 30 jours après qu'un avis écrit en faisant état et exigeant qu'il y soit remédié a été remis au Holding Trust par le fiduciaire des billets;

d) s'il survient à l'égard d'une ou de plusieurs émissions de titres de créance du Holding Trust ayant un capital global en circulation de 100 millions de dollars ou plus un cas de défaut ayant fait en sorte que leur porteur déclare que ces titres de créance sont exigibles et payables avant leur échéance et que ces titres de créance n'ont pas été acquittés intégralement ou que ce remboursement anticipé n'a pas été annulé à l'intérieur d'un délai de 30 jours;

e) si une poursuite ou une action est intentée contre le Holding Trust, sauf dans certaines circonstances, devant un tribunal compétent, visant (i) sa réorganisation, sa liquidation ou sa dissolution, ou le concordat ou le redressement de ses dettes, (ii) la nomination d'un séquestre, d'un gardien, d'un liquidateur ou autre du Holding Trust ou à l'égard de la totalité ou quasi-totalité de ses biens, ou (iii) une demande similaire concernant le Holding Trust en vertu d'une loi relative à la faillite, à l'insolvabilité, à la réorganisation, à la dissolution ou au concordat ou au redressement de dettes, et si cette poursuite ou action n'est pas rejetée, ou si une ordonnance, un jugement ou une décision approuvant ou ordonnant l'une des mesures susmentionnées est rendu et n'est pas suspendu et demeure en vigueur, pendant une période de 60 jours ou plus, ou si une ordonnance de redressement à l'encontre du Holding Trust est enregistrée lors d'une instance involontaire en vertu de la Loi sur la faillite;

f) si le Holding Trust, selon le cas : (i) demande ou accepte la nomination d'un séquestre, d'un gardien, d'un liquidateur ou autre à son égard ou à l'égard de la totalité ou quasi-totalité de ses biens ou la prise de possession de la totalité ou quasi-totalité de ses biens par une telle personne; (ii) fait une cession générale au profit de ses créanciers; (iii) introduit une instance volontaire aux termes de la Loi sur la faillite ou une autre loi similaire étrangère; (iv) introduit une instance ou dépose une requête dans le but de tirer profit d'une autre loi relative à la faillite, à l'insolvabilité, à la réorganisation, à la liquidation, à la dissolution ou au concordat ou redressement de dettes; (v) omet de contester en temps opportun et de la manière appropriée, ou consent par écrit à une requête déposée contre lui dans une instance involontaire aux termes de la Loi sur la faillite ou d'une autre loi similaire étrangère; (vi) prend des mesures dans le but d'effectuer l'une ou l'autre des démarches susmentionnées;

g) si un créancier a pris possession de la totalité ou quasi-totalité de l'actif du Holding Trust.

Certificats des parts du Holding Trust

Étant donné que les parts de fiducie du Holding Trust ne doivent pas être émises ou détenues par une personne autre que la Fiducie, l'inscription des droits dans les parts de fiducie du Holding Trust et le transfert de celles-ci ne se feront pas par l'intermédiaire du système d'inscription en compte administré par La Caisse canadienne de dépôt de valeurs limitée. À la place, les porteurs de parts de fiducie du Holding Trust auront le droit de recevoir des certificats représentant ces parts.

ASSEMBLÉES DES PORTEURS DE PARTS DU HOLDING TRUST

L'assemblée annuelle des porteurs de parts de fiducie du Holding Trust sera convoquée au plus tard le 30 juin de chaque année, à l'heure et à l'endroit fixés et dans le but de présenter les états financiers vérifiés du Holding Trust, de nommer les vérificateurs du Holding Trust pour l'exercice à venir et pour examiner les autres questions dont le fiduciaire du Holding Trust peut décider ou dont l'assemblée peut être dûment saisie. Malgré ce qui précède, une résolution écrite signée par les porteurs de parts de fiducie du Holding Trust détenant plus de 66 ⅔ % des droits de vote rattachés aux parts de fiducie du Holding Trust en tout temps sera valide et exécutoire à toutes fins utiles.

COMMANDITÉ

Aux termes de la convention de délégation, le commandité se voit déléguer certains pouvoirs et devoirs du fiduciaire à l'égard des affaires commerciales et internes de la Fiducie, et aux termes de la convention unanime des actionnaires, le

commandité a le droit d'exercer les pouvoirs des administrateurs d'AltaGas Ltd. et de toute autre entité déterminée pour gérer ou superviser la gestion des affaires commerciales et internes d'AltaGas Ltd. Voir « Gestion de la Fiducie – Convention de délégation » et « Déclaration de fiducie et description des parts – Assemblées des porteurs de parts ».

Le commandité est le commandité d'AltaGas LP #1, d'AltaGas LP #2, d'AltaGas Limited Partnership, de PremStar Energy Canada Limited Partnership et d'Énergie ECNG. Le commandité est également partie à la convention d'administration aux termes de laquelle AltaGas Ltd. fournit certains services administratifs au commandité. Voir « Gestion de la Fiducie – Convention d'administration ».

ADMINISTRATEURS ET DIRIGEANTS

Le nombre d'administrateurs du commandité est déterminé par résolution du conseil d'administration. À l'heure actuelle, les administrateurs sont au nombre de sept (dont six administrateurs indépendants).

Le mandat d'un administrateur se poursuit jusqu'à la prochaine assemblée annuelle des porteurs de parts qui suit son élection ou sa nomination ou (si l'élection ou la nomination d'un administrateur n'a pas lieu à cette assemblée ou si l'assemblée n'a pas lieu) jusqu'à la date à laquelle son successeur est élu ou nommé, ou plus tôt en cas de décès ou de démission, de destitution ou d'incapacité de l'administrateur, ou jusqu'à ce que son mandat prenne fin pour toute autre raison aux termes des documents constitutifs du commandité. Aux termes de la déclaration de fiducie, les porteurs de parts pourront donner chaque année à la Fiducie des directives quant à l'élection des membres du conseil d'administration du commandité.

Les nom, lieu de résidence, poste au sein du commandité et principales fonctions au cours des cinq dernières années des administrateurs et dirigeants actuels du commandité sont indiqués ci-après :

Nom de l'administrateur, lieu de résidence et poste au sein du commandité	Principales fonctions au cours des cinq dernières années	Administrateur depuis	Titres en propriété véritable ou sous contrôle[1]
David W. Cornhill[3][9] Calgary (Alberta) Canada Président du conseil, président et chef de la direction	Depuis 2005, président du conseil, président et chef de la direction. En 2004, président du conseil et chef de la direction. Président du conseil et chef de la direction d'AltaGas Services de 2003 à 2004. Auparavant, président et chef de la direction d'AltaGas Services.	Le 1er mai 2004 Administrateur d'AltaGas Services du 28 mars 1994 au 30 avril 2004	985 517 parts de fiducie Aucune option sur des parts
Allan L. Edgeworth[2][3][4] Calgary (Alberta) Canada Administrateur	Président, ALE Energy Inc. depuis janvier 2005. Président et chef de la direction d'Alliance Pipeline de 2001 à 2004 inclusivement. Vice-président directeur et chef de l'exploitation d'Alliance Pipeline de 1998 à 2001.	Le 2 mars 2005	Aucune part de fiducie 35 000 options sur des parts
Denis C. Fonteyne[2][3][5] Calgary (Alberta) Canada Administrateur	Expert-conseil dans le secteur du gaz naturel depuis 1997.	Le 1er mai 2004 Administrateur d'AltaGas Services du 1er septembre 1998 au 30 avril 2004	36 300 parts de fiducie 15 000 options sur des parts
Daryl H. Gilbert[2][4][5][8] Calgary (Alberta) Canada Administrateur	Homme d'affaires depuis janvier 2005. Auparavant, président et chef de la direction de Gilbert Laustsen Jung Associates Ltd. (firme d'experts-conseils en génie).	Le 1er mai 2004 Administrateur d'AltaGas Services du 4 mai 2000 au 30 avril 2004	36 800 parts de fiducie 15 000 options sur des parts
Robert B. Hodgins[2][4][6] Calgary (Alberta) Canada Administrateur	Homme d'affaires indépendant depuis novembre 2004. Chef des finances de Pengrowth Energy Trust de 2002 à 2004. Vice-président et trésorier de Canadien Pacifique Limitée de 1998 à 2002.	Le 2 mars 2005	2 000 parts de fiducie 35 000 options sur des parts
Myron F. Kanik[2][5][6][7] Calgary (Alberta) Canada Administrateur	Président de Kanik and Associates Ltd. (entreprise de conseils dans le secteur de l'énergie).	Le 1er mai 2004 Administrateur d'AltaGas Services du 1er juin 2001 au 30 avril 2004	43 161 parts de fiducie 15 000 options sur des parts

Nom de l'administrateur, lieu de résidence et poste au sein du commandité	Principales fonctions au cours des cinq dernières années	Administrateur depuis	Titres en propriété véritable ou sous contrôle[1]
David F. Mackie[2][5][6] Houston (Texas) É.-U. Administrateur	Expert-conseil et investisseur de capital de risque dans le secteur de l'énergie.	Le 1er mai 2004 Administrateur d'AltaGas Services du 12 janvier 1995 au 30 avril 2004	964 530 parts de fiducie 15 000 options sur des parts

(1) Les parts de fiducie sous cette colonne comprennent tant les parts de fiducie que les parts échangeables dont chaque administrateur et dirigeant est propriétaire véritable, directement ou indirectement, ou sur lesquelles il exerce un contrôle ou une emprise au 31 décembre 2006.
(2) Administrateur indépendant.
(3) Membre du comité de l'environnement et de la sécurité.
(4) Membre du comité de vérification.
(5) Membre du comité des ressources humaines et de la rémunération.
(6) Membre du comité de gouvernance d'entreprise.
(7) Administrateur en chef.
(8) M. Gilbert est également administrateur de Globel Direct, Inc. (« Globel »). Globel a fait l'objet d'une interdiction d'opérations rendue par la Commission des valeurs mobilières de l'Alberta et par la Commission des valeurs mobilières de la Colombie-Britannique le 7 novembre 2002 parce que Globel n'avait pas déposé ses états financiers annuels pour son exercice terminé le 31 mai 2002 et ses états financiers intermédiaires pour son premier trimestre terminé le 31 août 2002 avant la date limite prévue pour leur dépôt. Globel a déposé les états financiers annuels et états financiers intermédiaires le 20 décembre 2002 et l'interdiction d'opérations a été levée le 20 décembre 2002.
(9) Étant donné que M. Cornhill fait partie des dirigeants du commandité, il n'est pas considéré comme administrateur indépendant.

Nom du dirigeant, lieu de résidence et poste au sein du commandité[2]	Principales fonctions au cours des cinq dernières années	Administrateur depuis	Titres en propriété véritable ou sous contrôle[1]
Richard M. Alexander Calgary (Alberta) Canada Vice-président directeur, chef de l'exploitation et chef des finances	Vice-président directeur, chef de l'exploitation et chef des finances depuis janvier 2007. Premier vice-président, Finances et chef des finances de mai 2006 à janvier 2007. Vice-président, Finances et chef des finances de Niko Resources Ltd. d'octobre 2003 à avril 2006. Vice-président, Relations avec les investisseurs et communications de Husky Energy Inc. de juillet 2001 à septembre 2003. Trésorier de Husky Energy Inc. d'août 2000 à juillet 2001.	Le 1er mai 2006	485 parts de fiducie Aucune option sur des parts
David W. Cornhill Calgary (Alberta) Canada Président du conseil, président et chef de la direction	Depuis 2005, président du conseil, président et chef de la direction. En 2004, président du conseil et chef de la direction. Président du conseil et chef de la direction d'AltaGas Services de 2003 à 2004. Auparavant, président et chef de la direction d'AltaGas Services.	Le 26 mars 2004	985 517 parts de fiducie Aucune option sur des parts
Dennis A. Dawson Calgary (Alberta) Canada Vice-président, chef du contentieux et secrétaire général	Depuis 2005, vice-président, chef du contentieux et secrétaire général. Vice-président, chef du contentieux et secrétaire général d'AltaGas Ltd. depuis le 1er mai 2004. Vice-président, chef du contentieux et secrétaire général d'AltaGas Services depuis 1998.	Le 16 mars 2005	88 071 parts de fiducie Aucune option sur des parts

(1) Les parts de fiducie sous cette colonne comprennent tant les parts de fiducie que les parts échangeables dont chaque administrateur et dirigeant est propriétaire véritable, directement ou indirectement, ou sur lesquelles il exerce un contrôle ou une emprise au 31 décembre 2006.
(2) David R. Wright est devenu un dirigeant du commandité le 16 janvier 2007, lorsqu'il a été nommé vice-président directeur. Son portefeuille initial de titres de la Fiducie dont il a la propriété ou le contrôle comprenait 5 750 parts de fiducie et 25 000 options sur des parts. Voir « AltaGas Ltd. – Administrateurs et dirigeants » pour une description de ses principales fonctions.

Au 31 décembre 2006, les administrateurs et dirigeants du commandité et d'AltaGas Ltd., en tant que groupe, avaient la propriété véritable, directement ou indirectement, ou le contrôle de 2 156 864 parts de fiducie et parts échangeables en circulation, soit environ 4 % des parts de fiducie et parts échangeables en circulation. Au 31 décembre 2006, certains des

administrateurs et dirigeants s'étaient également vu octroyer des options sur des parts permettant d'acquérir globalement 130 000 parts de fiducie.

Mandat du comité de vérification

Voir le mandat du comité de vérification à l'annexe A.

Composition du comité de vérification

Le comité est actuellement composé d'Allan L. Edgeworth, Daryl H. Gilbert et Robert B. Hodgins. Robert B. Hodgins est le président du comité. Tous les membres du comité sont indépendants et possèdent des compétences financières au sens des lois canadiennes en valeurs mobilières.

Formation et expérience pertinentes

Allan L. Edgeworth est président d'ALE Energy Inc. depuis janvier 2005. M. Edgeworth a été président et chef de la direction d'Alliance Pipeline de 2001 à décembre 2004. Il s'est joint à Alliance Pipeline en 1998 à titre de vice-président directeur et de chef de l'exploitation. Auparavant, M. Edgeworth a passé près de 20 ans au sein de Westcoast Energy, où il a occupé divers postes, y compris ceux de vice-président, Exploitation des pipelines et de premier vice-président, Affaires réglementaires.

Daryl H. Gilbert est homme d'affaires depuis janvier 2005. Avant 2005, M. Gilbert a passé 26 ans chez Gilbert Laustsen Jung Associates Ltd., entreprise de génie des réservoirs, où le dernier poste qu'il a occupé a été celui de président et chef de la direction pendant 11 ans.

Robert B. Hodgins est homme d'affaires indépendant depuis novembre 2004. Auparavant, il a été chef des finances de Pengrowth Energy Trust de 2002 à 2004. Il a été vice-président et trésorier de Canadien Pacifique Limitée de 1998 à 2002 et chef des finances de TransCanada Pipelines Limited de 1993 à 1998.

Politiques et procédures d'approbation préalable

Comme il est prévu dans la charte du comité, le comité doit approuver préalablement tous les services non liés à la vérification fournis par les vérificateurs externes et est directement responsable de la surveillance des travaux des vérificateurs externes.

Honoraires pour les services des vérificateurs externes (ventilés par catégorie)

Honoraires de vérification

Le total des honoraires facturés par Ernst & Young s.r.l., vérificateurs externes de la Fiducie, pour les services de vérification s'est chiffré à 478 969 $ en 2006 et à 595 187 $ en 2005.

Honoraires pour services liés à la vérification

Le total des honoraires facturés par Ernst & Young s.r.l., vérificateurs externes de la Fiducie, pour les services de certification et services connexes qui étaient raisonnablement liés à l'exécution de la vérification ou à l'examen des états financiers de la Fiducie et n'étaient pas compris dans les honoraires de vérification ci-dessus s'est chiffré à 11 175 $ en 2006 et à 10 000 $ en 2005. Il s'agissait de conseils comptables.

Honoraires pour services fiscaux

Le total des honoraires facturés par Ernst & Young s.r.l., vérificateurs externes de la Fiducie, pour les services professionnels en matière de conformité fiscale, conseils fiscaux et planification fiscale s'est chiffré à 8 325 $ en 2006 et à 15 879 $ en 2005. Il s'agissait de services fiscaux et de planification fiscale.

Autres honoraires

Le total des honoraires facturés par Ernst & Young s.r.l., vérificateurs externes de la Fiducie, pour les produits et services autres que les services susmentionnés s'est chiffré à 92 415 $ en 2006 et à 175 224 $ en 2005. Il s'agissait de services de traduction et d'honoraires non liés à la vérification et à la fiscalité.

CONVENTION UNANIME DES ACTIONNAIRES

Aux termes de la convention unanime des actionnaires, le commandité s'est vu conférer les pouvoirs des administrateurs d'AltaGas Ltd. pour gérer ou superviser la gestion des affaires commerciales et internes d'AltaGas Ltd., notamment à l'égard des questions suivantes :

a) la nomination des membres du conseil d'administration d'AltaGas Ltd., au gré du conseil d'administration;

b) la nomination, les mandats et la rémunération des membres de la direction d'AltaGas Ltd.

ALTAGAS LTD.

AltaGas Ltd. est la société issue de la fusion d'ASI, de certaines de ses filiales et d'un actionnaire exerçant un choix aux termes de l'arrangement. À la suite de la fusion, AltaGas Ltd. est directement ou indirectement propriétaire de la totalité des actifs dont ASI était directement ou indirectement propriétaire avant le transfert des activités d'ASI à la Fiducie. AltaGas Ltd. a conservé certains éléments de passif d'ASI, y compris les obligations relatives aux questions générales et à l'impôt sur le revenu.

Conformément à la convention d'administration, AltaGas Ltd. fournit tous les services de gestion, d'administration et d'exploitation à la Fiducie. Au 31 décembre 2006, AltaGas Ltd. et ses filiales comptaient au total 531 salariés.

ADMINISTRATEURS ET DIRIGEANTS

Les nom, municipalité de résidence et poste de chacun des dirigeants d'AltaGas Ltd. sont indiqués ci-après :

Nom du dirigeant, lieu de résidence et poste au sein de la société	Principales fonctions au cours des cinq dernières années
Gregory A. Aarssen Chatham (Ontario) Canada Vice-président de division, Gestion de l'énergie	Vice-président de division, Gestion de l'énergie depuis janvier 2007. Vice-président, Services de détail de PremStar d'octobre 2004 à janvier 2007. Vice-président de PremStar Energy Canada Ltd. de janvier 1998 à octobre 2004.
Richard M. Alexander Calgary (Alberta) Canada Vice-président directeur, chef de l'exploitation, chef des finances et administrateur	Vice-président directeur, chef de l'exploitation et chef des finances depuis janvier 2007. Premier vice-président, Finances et chef des finances de mai 2006 à janvier 2007. Vice-président, Finances et chef des finances de Niko Resources Ltd. d'octobre 2003 à avril 2006. Vice-président, Relations avec les investisseurs et communications de Husky Energy Inc. de juillet 2001 à septembre 2003. Trésorier de Husky Energy Inc. d'août 2000 à juillet 2001.
Nancy A. Anderson Calgary (Alberta) Canada Vice-présidente, Expansion des affaires	Vice-présidente, Expansion des affaires depuis juin 2005. Vice-présidente de division, Services d'électricité de 2002 à 2005. Première vice-présidente, El Paso Merchant Energy Canada de 1999 à 2001.
Jeremy R. Baines Calgary (Alberta) Canada Trésorier	Trésorier depuis juillet 2005. Directeur, Finances, Agrium Inc. de 2002 à 2005. Directeur trésorier, Agrium Inc. de 1999 à 2002.
James B. Bracken Calgary (Alberta) Canada Premier vice-président, Services énergétiques et électricité	Premier vice-président, Services énergétiques et électricité depuis 2006. Premier vice-président, Services énergétiques de juin 2005 à mars 2006. Vice-président de division, Services gaziers de 2004 à 2005. Directeur général, Services conseils d'Acres Management Consulting de 2002 à 2004. Dirigeant auprès de PA Consulting Group de 2000 à 2001.
David W. Cornhill Calgary (Alberta) Canada Président du conseil, président et chef de la direction et administrateur	Depuis 2005, président du conseil, président et chef de la direction d'AltaGas et du commandité. En 2004, président du conseil et chef de la direction d'AltaGas et du commandité. Président du conseil et chef de la direction d'AltaGas Services de 2003 à 2004. Auparavant, président et chef de la direction d'AltaGas Services.
Dennis A. Dawson Calgary (Alberta) Canada Vice-président, chef du contentieux et secrétaire général et administrateur	Vice-président, chef du contentieux et secrétaire général depuis 1998.

Nom du dirigeant, lieu de résidence et poste au sein de la société	Principales fonctions au cours des cinq dernières années
Massimiliano Fantuz Chatham (Ontario) Canada Vice-président et président de PremStar	Vice-président depuis janvier 2007. Vice-président de division, Services gaziers de 2005 à janvier 2007. Président de PremStar Energy Canada Limited Partnership depuis 2004. Président de PremStar Energy Canada Ltd. de 1998 à 2004.
Michael J. Kilby Chatham (Ontario) Canada Vice-président de division, Services gaziers	Vice-président de division, Services gaziers depuis janvier 2007. Vice-président, Exploitation de PremStar d'octobre 2004 à janvier 2007. Vice-président, Marketing et exploitation de PremStar Energy Canada Ltd. de février 1998 à octobre 2004.
Patricia M. Newson Calgary (Alberta) Canada Première vice-présidente	Présidente et chef de la direction de Utility Group depuis juillet 2005. Première vice-présidente depuis mai 2006. Première vice-présidente, Finances et chef des finances de 1996 à avril 2006.
Jeffrey F. Perry Calgary (Alberta) Canada Vice-président de division, Collecte et traitement sur place	Vice-président de division, Collecte et traitement sur place depuis janvier 2007. Vice-président de division, Collecte et traitement de juin 2005 à janvier 2007. Vice-président de division, Collecte et traitement sur place de 2003 à juin 2005. Directeur de zone, usine d'extraction de Cochrane, Williams Canada de 2001 à 2003.
Marilyn A. Pfaefflin Calgary (Alberta) Canada Vice-présidente de division, Transport	Vice-présidente de division, Transport depuis juin 2005. Trésorière de 1998 à juin 2005.
Deborah S. Stein Calgary (Alberta) Canada Vice-présidente, Finances	Vice-présidente, Finances depuis janvier 2007. Vice-présidente, contrôleuse d'octobre 2005 à janvier 2007. Vice-présidente, Risques généraux de janvier à octobre 2005. Directrice, Relations avec les investisseurs, TransCanada PipeLines Limited de 2001 à 2005.
Kent E. Stout Calgary (Alberta) Canada Vice-président, Ressources générales	Vice-président, Ressources générales depuis 2002. Directeur des ressources humaines de 1999 à 2002.
Marshal L. Thompson Calgary (Alberta) Canada Premier vice-président, Relations externes et risques de l'entreprise	Premier vice-président, Relations externes et risques de l'entreprise depuis janvier 2007. Premier vice-président, Collecte et traitement de juin 2005 à janvier 2007. Vice-président, Expansion des affaires de 2004 à juin 2005. Vice-président de secteur, Collecte et traitement de 2002 à 2004. Directeur de la commercialisation et de l'extraction de 2001 à 2002.
Randy W. Toone Calgary (Alberta) Canada Vice-président de division, Extraction et transport	Vice-président de division, Extraction et transport depuis janvier 2007. Directeur de l'exploitation, Extraction et traitement de novembre 2004 à janvier 2007. Ingénieur principal, Exploitation de novembre 2003 à novembre 2004. Ingénieur d'usine de Williams Energy Canada de janvier 2002 à novembre 2003.
David R. Wright Calgary (Alberta) Canada Vice-président directeur et administrateur	Vice-président directeur depuis janvier 2007. Conseiller de direction de 2005 à janvier 2007. Vice-président directeur, chef du contentieux et secrétaire général d'EPCOR Utilities Inc. de 2001 à 2005. Auparavant, associé chez Borden Ladner Gervais s.r.l., S.E.N.C.R.L. et Howard Mackie.

FACTEURS DE RISQUE

RISQUES LIÉS À LA FIDUCIE ET AUX PARTS DE LA FIDUCIE

Le porteur de titres devrait examiner attentivement les facteurs de risque décrits ci-après. De plus, les porteurs de titres éventuels devraient examiner et analyser attentivement tous les autres renseignements contenus dans la présente notice annuelle avant de prendre une décision d'investissement et consulter leurs propres experts au besoin.

Nature des parts de fiducie

Les parts de fiducie ne constituent pas un placement traditionnel dans le secteur des services énergétiques diversifiés et ne devraient pas être considérées par les porteurs de titres comme des actions d'AltaGas. Les parts de fiducie

représentent une participation fractionnaire dans la Fiducie. En tant que porteurs de parts de fiducie, les porteurs de parts ne pourront se prévaloir des droits reconnus par la loi qui découlent normalement de la propriété d'actions d'une société, notamment, le droit d'intenter des actions pour « abus » ou des actions « indirectes ». Les seuls actifs de la Fiducie seront les actions du commandité, les parts du Holding Trust, les billets du Holding Trust et d'autres placements dans des titres.

Les distributions d'encaisse de la Fiducie ne sont pas garanties, et le prix des parts de fiducie est tributaire des distributions prévues, des actifs sous-jacents de la Fiducie et de la capacité de la direction d'accroître la valeur à long terme d'AltaGas et d'autres entités qui sont ou seront détenues directement ou indirectement en propriété par la Fiducie. Le cours des parts de fiducie sera sensible à de nombreuses conditions du marché, notamment aux taux d'intérêt, aux tarifs de l'électricité et aux prix du gaz naturel et des LGN. Les fluctuations des conditions du marché pourraient avoir une incidence défavorable sur le cours des parts de fiducie.

Les parts de fiducie ne constituent pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* (Canada) et ne sont pas assurées en vertu des dispositions de cette loi ou de toute autre législation. De plus, la Fiducie n'est pas une société de fiducie et, par conséquent, elle n'est pas inscrite en vertu d'une loi sur les sociétés de fiducie et de prêt étant donné qu'elle n'exerce pas ni ne prévoit exercer les activités d'une société de fiducie.

Ventes éventuelles de parts de fiducie supplémentaires

La Fiducie peut éventuellement émettre des parts de fiducie supplémentaires pour financer directement ou indirectement les dépenses en immobilisations d'entités qui sont ou seront détenues directement ou indirectement par la Fiducie, notamment pour financer des acquisitions faites par ces entités. Ces parts de fiducie supplémentaires peuvent être émises sans l'approbation préalable des porteurs de parts. Les porteurs de parts n'auront aucun droit préférentiel de souscription relativement à ces émissions de parts de fiducie supplémentaires. Le conseil d'administration possède un pouvoir discrétionnaire relativement au prix et aux autres modalités d'émission de ces parts de fiducie supplémentaires.

Nature des distributions

Contrairement aux versements d'intérêts sur un titre qui porte intérêt, les distributions d'encaisse faites par des fiducies de revenu sur des parts de fiducie (y compris celles de la Fiducie) sont, aux fins de l'impôt canadien, composées de différents types de versements (dont des parties peuvent être partiellement ou entièrement imposables ou peuvent constituer des remboursements de capital non imposables). La composition de ces distributions d'encaisse aux fins de l'impôt peut changer au fil du temps, ce qui aura une incidence sur le rendement après impôt pour les porteurs de parts. Par conséquent, le taux de rendement d'un porteur de parts au cours d'une période donnée peut ne pas être comparable à celui d'un titre à revenu fixe qui fournit un rendement du capital au cours de la même période, ceci étant dû au fait que le porteur de parts peut recevoir des distributions d'encaisse qui constituent un remboursement de capital (plutôt qu'un rendement du capital) dans une certaine mesure au cours de la période pertinente. Les rendements du capital sont généralement traités aux fins de l'impôt comme du revenu ordinaire ou des dividendes entre les mains du porteur de parts alors que les remboursements de capital sont généralement non imposables pour un porteur de parts (mais réduisent le prix de base rajusté de la part de fiducie aux fins de l'impôt pour le porteur de parts). La Fiducie s'attend à ce que presque la totalité des distributions d'encaisse faites aux porteurs de parts soient imposées comme un revenu ordinaire. Voir « Déclaration de fiducie et description des parts – Distributions ». Les porteurs de parts devraient consulter leurs conseillers fiscaux pour connaître les incidences de la distinction faite ci-dessus quant à leur situation particulière.

Fluctuation des distributions

Les fonds provenant de l'exploitation disponibles aux fins de distribution aux porteurs de parts sont tributaires d'un certain nombre de facteurs, notamment du rendement financier d'AltaGas, de l'incidence des taux d'intérêt, des tarifs de l'électricité, du gaz et des LGN, des clauses restrictives de contrats de prêt et de titres d'emprunt, des besoins du fonds de roulement et des besoins en capitaux futurs. Les distributions pourraient être réduites ou entièrement interrompues selon les activités d'AltaGas et le rendement de ses actifs.

Le cours des parts de fiducie pourrait subir une baisse importante si la Fiducie n'était pas en mesure d'atteindre ses objectifs en matière de distributions en espèces dans l'avenir.

Modifications de la législation

La législation environnementale et la législation applicable en matière d'exploitation peuvent être modifiées d'une manière qui aurait une incidence défavorable pour AltaGas par suite de l'imposition de restrictions à ses activités commerciales ou de l'introduction de règlements qui augmentent les frais d'exploitation d'AltaGas, ce qui toucherait indirectement la Fiducie et pourrait réduire les distributions aux porteurs de parts.

Les lois de l'impôt sur le revenu applicables à la Fiducie, notamment en ce qui concerne le statut des fiducies de fonds commun de placement, pourraient être modifiées d'une manière qui aurait une incidence défavorable pour les porteurs de parts.

Le gouvernement fédéral propose des modifications à l'imposition des fiducies de revenu

Le 31 octobre 2006, le ministre des Finances (Canada) (« le « Ministre ») a annoncé des modifications proposées à l'imposition de certaines fiducies et sociétés de personnes cotées en bourse et de leurs porteurs de parts. Si elles sont adoptées, ces modifications s'appliqueraient, dans le cas des fiducies, aux fiducies qui sont des résidents du Canada pour l'application de la LIR, qui détiennent un ou plusieurs « biens hors portefeuille » et dont les parts sont inscrites à la cote d'une bourse ou sur un autre marché public (les « entités intermédiaires de placement déterminées » ou les « fiducies EIPD »). Dans le cas d'une fiducie EIPD dont les parts étaient déjà cotées en bourse au 31 octobre 2006, les modifications proposées n'entreraient généralement pas en vigueur avant le 1er janvier 2011, à condition que la fiducie ne connaisse qu'une « croissance normale » et aucune « expansion injustifiée » auparavant. Le Ministre a publié, le 15 décembre 2006, des précisions sur ce qui serait considéré comme une « croissance normale » à cette fin et, le 21 décembre 2006, des propositions législatives visant la mise en œuvre des modifications annoncées le 31 octobre 2006. Le 30 janvier 2007, il a confirmé l'intention du gouvernement de donner suite à ces propositions. Aux présentes, les « propositions du 31 octobre » désignent collectivement les propositions du 31 octobre 2006, les précisions du 15 décembre 2006 et les propositions législatives du 21 décembre 2006.

Aux termes des propositions du 31 octobre, la Fiducie deviendrait assujettie, à compter du 1er janvier 2011, à un impôt sur son revenu provenant de biens hors portefeuille et sur ses gains en capital imposables provenant de dispositions de biens hors portefeuille, payés ou payables aux porteurs de parts, au taux de 30,5 % (comparable au taux d'imposition combiné prévu des gouvernements fédéral et provinciaux applicable aux sociétés en 2011), et les distributions de ce revenu aux porteurs de parts seraient considérées comme des dividendes versés par une société canadienne imposable. Les parts de fiducie de Holding Trust et les billets de Holding Trust constitueraient des « biens hors portefeuille » de la Fiducie aux termes des propositions du 31 octobre, ce qui ferait en sorte que la quasi-totalité du revenu de la Fiducie serait assujettie au taux d'imposition de 30,5 % et que les distributions de ce revenu par la Fiducie à ses porteurs de parts seraient considérées comme des dividendes versés par une société canadienne imposable. Les rendements du capital versés par la Fiducie à ses porteurs de parts ne seraient pas touchés par les propositions du 31 octobre et continueraient d'être imposés de la même manière qu'en vertu des règles actuelles.

La Fiducie ne devrait pas être assujettie à ces nouvelles règles avant 2011. Toutefois, si les propositions du 31 octobre sont adoptées dans leur forme actuelle, leur application devrait créer des incidences fiscales défavorables pour la Fiducie et certains porteurs de parts (en particulier les porteurs de parts exonérés d'impôt ou non-résidents du Canada) et pourrait toucher les distributions d'encaisse de la Fiducie.

À la lumière de ce qui précède, les propositions du 31 octobre pourraient réduire la valeur des parts, ce qui devrait augmenter les coûts pour la Fiducie liés à l'obtention de capitaux sur les marchés financiers publics. Rien ne garantit que la Fiducie pourra réorganiser ses structures juridique et fiscale pour réduire considérablement l'effet prévu des propositions du 31 octobre.

Comme il a été mentionné précédemment, la Fiducie pourrait devenir assujettie à ces modifications avant 2011 si elle devait connaître une croissance autre qu'une « croissance normale » auparavant. Aux termes des précisions du 15 décembre 2006, la Fiducie sera considérée comme n'avoir connu qu'une croissance normale si ses émissions de nouveaux capitaux propres (qui, à cette fin, comprennent des parts de fiducie et des dettes convertibles en parts de fiducie, mais non les dettes non convertibles) n'excèdent pas, pour chacune des périodes intermédiaires indiquées ci-après, une zone sûre établie par rapport à la capitalisation boursière de la Fiducie à la clôture des marchés le 31 octobre 2006 (établie uniquement en fonction de la valeur des parts de fiducie de la Fiducie transigées publiquement qui sont émises et en circulation à cette date). La capitalisation boursière de la Fiducie au 31 octobre 2006 se chiffrait à quelque 1,5 milliard de dollars. Les périodes intermédiaires et leurs sommes respectives correspondant à la zone sûre sont les suivantes :

a) du 1er novembre 2006 au 31 décembre 2007 – 40 % de la capitalisation boursière de la Fiducie au 31 octobre 2006;

b) du 1er janvier 2008 au 31 décembre 2008 – 20 % de la capitalisation boursière de la Fiducie au 31 octobre 2006;

c) du 1er janvier 2009 au 31 décembre 2009 - 20 % de la capitalisation boursière de la Fiducie au 31 octobre 2006;

d) du 1er janvier 2010 au 31 décembre 2010 - 20 % de la capitalisation boursière de la Fiducie au 31 octobre 2006.

Les précisions du 15 décembre 2006 prévoient que ces sommes annuelles correspondant à la zone sûre sont cumulatives et que le fait de remplacer des dettes en circulation au 31 octobre 2006 par de nouveaux capitaux propres – au moyen de la conversion de débentures ou autrement – ne sera pas considéré comme de la croissance à ces fins. En outre, l'émission de nouveaux capitaux propres ne sera pas considérée comme de la croissance dans la mesure où elle est effectuée en règlement de l'exercice par une autre personne du droit (qui existait le 31 octobre 2006) d'échanger une participation dans une société de personnes, ou une action d'une société, contre des parts de fiducie.

Bien que ces précisions n'auront probablement aucune incidence sur la capacité de la Fiducie à obtenir les capitaux nécessaires pour maintenir et faire croître ses activités actuelles dans le cours normal des activités pendant la période intermédiaire, elles pourraient avoir une incidence défavorable sur les coûts de l'obtention de capitaux et la capacité de la Fiducie d'entreprendre d'autres acquisitions importantes.

À l'heure actuelle, on ne sait pas quand les propositions du 31 octobre seront adoptées par le Parlement ou si elles seront adoptées en leur forme actuelle.

Perte du statut de fiducie de fonds commun de placement

Le commandité a l'intention que la Fiducie demeure admissible comme fiducie de fonds commun de placement (et, par conséquent, comme placement enregistré) aux fins de la LIR. La Fiducie pourrait toutefois ne pas toujours être en mesure de satisfaire aux exigences futures applicables au maintien du statut de fiducie de fonds commun de placement. Voir « Modifications de la législation » ci-dessus. Si le statut de la Fiducie comme fiducie de fonds commun de placement était perdu ou contesté avec succès par une autorité fiscale compétente, cela pourrait avoir certaines incidences défavorables pour la Fiducie et pour les porteurs de parts. Certaines des incidences importantes de la perte du statut de fiducie de fonds commun de placement sont décrites ci-dessous.

a) Si la Fiducie devait cesser d'être une fiducie de fonds commun de placement, elle pourrait de ce fait cesser d'être un placement enregistré. Dans ce cas, les parts cesseraient d'être des placements admissibles pour des régimes exonérés à compter du 1er janvier de la deuxième année civile qui suit l'année au cours de laquelle la Fiducie cesse d'être un placement enregistré. Si à la fin d'un mois un régime exonéré détient des parts qui ne sont pas des placements admissibles, le régime doit payer un impôt correspondant à 1 % de la juste valeur marchande des parts au moment de leur acquisition par le régime exonéré. Un régime enregistré d'épargne-retraite ou un fonds enregistré de revenu de retraite détenant des parts qui ne sont pas des placements admissibles serait assujetti à l'impôt sur le revenu attribuable aux parts, y compris le plein montant de tout gain en capital découlant de la disposition de ces parts. Si un régime enregistré d'épargne-études détient des parts qui ne sont pas des placements admissibles, il pourrait voir son agrément révoqué par l'Agence du revenu du Canada.

b) Les parts détenues par des porteurs de parts non résidents deviendraient immédiatement des biens canadiens imposables. Les porteurs de parts non résidents seraient assujettis à l'impôt canadien sur le revenu et aux obligations de déclaration de gains réalisés à la disposition de parts qu'ils détiennent.

c) La Fiducie serait imposée sur certains types de revenus distribués aux porteurs de parts. Le paiement de cet impôt pourrait avoir des incidences défavorables pour certains porteurs de parts, notamment les porteurs de parts qui ne sont pas résidents du Canada et les résidents du Canada qui sont par ailleurs dispensés de l'impôt canadien sur le revenu.

d) La Fiducie cesserait d'être admissible aux mécanismes de remboursement des gains en capital dont elle peut se prévaloir en vertu des lois de l'impôt canadien si elle cessait d'être une fiducie de fonds commun de placement.

e) La Fiducie ne serait plus exonérée de l'application des dispositions relatives à l'impôt minimum de remplacement de la LIR.

De plus, la Fiducie pourrait prendre certaines mesures à l'avenir si elle le juge nécessaire pour veiller à conserver son statut de fiducie de fonds commun de placement. Ces mesures pourraient être défavorables pour certains porteurs de parts, notamment les non-résidents. Voir « Risques liés au niveau de propriété étrangère » ci-après.

Risques liés au niveau de propriété étrangère

La déclaration de fiducie renferme diverses dispositions destinées à protéger le statut de la Fiducie comme « fiducie de fonds commun de placement » en vertu de la LIR laquelle exige, entre autres, qu'une fiducie de fonds commun de placement ne soit pas établie ni maintenue principalement à l'avantage de non-résidents. Rien n'indique que le statut de fiducie de fonds commun de placement de la Fiducie soit actuellement en péril. Si à l'avenir le commandité considère qu'un tel risque existe, il est habilité à prendre diverses mesures aux termes de la déclaration de fiducie, et notamment à exiger des porteurs de parts qu'il croit être des non-résidents qu'ils vendent leurs parts de fiducie, mesure qui pourrait avoir un effet défavorable sur le cours des parts de fiducie. En outre, rien ne garantit que la LIR ne sera pas modifiée à l'avenir d'une manière qui aurait un effet défavorable important sur le statut de fiducie de fonds commun de placement de la Fiducie.

Distribution des billets du Holding Trust ou d'autres titres au moment du rachat ou de la dissolution de la Fiducie

On s'attend à ce que le droit de rachat ne soit pas le principal mécanisme dont les porteurs de parts de fiducie pourront se prévaloir pour liquider leur placement. Les billets du Holding Trust pouvant être reçus par suite du rachat de parts de fiducie ne seront pas inscrits à la cote d'une bourse et aucun marché ne devrait se former pour la négociation de ces titres. En outre, il est possible que des restrictions relatives à la revente de titres soient imposées en vertu des lois applicables aux personnes qui reçoivent des billets du Holding Trust aux termes du droit de rachat. Les billets du Holding Trust ne seront pas des placements admissibles pour des régimes exonérés. Au moment de la dissolution de la Fiducie, le fiduciaire peut distribuer des titres directement aux porteurs de parts, sous réserve de l'obtention de toutes les approbations réglementaires nécessaires. Les billets du Holding Trust ne seront pas garantis par une autre partie, et les dispositions de la convention relative aux billets du Holding Trust régissant les cas de défaut et les recours dont on peut se prévaloir aux termes de cette convention ne fourniront pas une protection aux porteurs de billets du Holding Trust qui serait comparable à celle prévue dans les dispositions généralement applicables aux titres de créance émis dans le public.

Service de la dette

La Fiducie ou les membres de son groupe peuvent de temps à autre financer une partie importante de leurs activités par des emprunts. Les montants versés à l'égard de l'intérêt et du capital sur les emprunts contractés par ces entités pourraient nuire à leur capacité de s'acquitter d'obligations aux termes des dettes détenues directement ou indirectement par la Fiducie. Les fluctuations des taux d'intérêt et des remboursements de capital prévus pourraient avoir pour effet de modifier de façon importante le montant devant être affecté au service de la dette. En bout de ligne, cette situation pourrait entraîner une baisse de l'encaisse distribuable de la Fiducie et pourrait réduire les distributions aux porteurs de parts.

Les prêts consentis à la Fiducie ou aux membres de son groupe sont non garantis et subordonnés aux clauses restrictives et aux critères financiers usuels pouvant, dans certaines circonstances, restreindre la capacité de la Fiducie de verser des distributions aux porteurs de parts ou la capacité d'AltaGas de verser des distributions à AltaGas LP #2 et en bout de ligne aux porteurs de parts.

Subordination structurelle et contractuelle

En cas de faillite, de liquidation ou de réorganisation d'AltaGas LP #1, d'AltaGas ou d'AltaGas Operating Partnership, les porteurs de leurs dettes et comptes fournisseurs respectifs auront généralement droit au paiement de leurs créances sur l'actif d'AltaGas ou d'AltaGas Operating Partnership, selon le cas, avant que des actifs soient disponibles à des fins de distribution à la Fiducie. Les parts de fiducie sont donc en fait de rang inférieur aux dettes et à la plupart des autres éléments de passif (y compris les comptes fournisseurs) d'AltaGas, d'AltaGas LP #1 et d'AltaGas Operating Partnership. Ni AltaGas ni AltaGas Operating Partnership n'est limitée quant à sa capacité (si ce n'est aux termes des clauses restrictives stipulées dans les conventions d'emprunt) de contracter des dettes garanties ou non garanties.

AltaGas distribue une tranche considérable de ses rentrées de fonds à AltaGas LP #2 aux termes d'un contrat de prêt portant intérêt. Les paiements effectués par AltaGas aux termes de ce contrat de prêt sont expressément subordonnés au paiement préalable intégral de toutes les dettes d'AltaGas envers des tiers. En cas de défaut en vertu de certaines dettes, AltaGas peut être empêchée de distribuer des espèces à AltaGas LP #2, ce qui réduirait en bout de ligne l'encaisse disponible à des fins de distribution aux porteurs de parts.

Dépendance à l'égard d'entités en exploitation

La Fiducie dépendra entièrement du succès des activités des membres de son groupe. Par conséquent, les distributions aux porteurs de parts seront tributaires de la capacité de ces entités de produire des rentrées nettes de fonds.

Imposition des personnes morales

Les structures des fonds de revenu comportent souvent des montants importants de dette entre entités, produisant des frais d'intérêt importants, qui servent à réduire le bénéfice et, par conséquent, l'impôt sur le revenu payable. Le conseil d'administration s'attend à ce que cette situation s'applique à AltaGas Ltd. et à ses frais d'intérêt sur sa dette subordonnée. Rien ne garantit que les autorités fiscales ne tenteront pas de contester le montant des frais d'intérêt déduits. Si tel était le cas et que les autorités fiscales avaient gain de cause contre AltaGas Ltd., cela pourrait nuire de façon importante aux rentrées nettes de fonds de la Fiducie disponibles à des fins de distribution aux porteurs de parts.

Responsabilité limitée des porteurs de parts

La déclaration de fiducie prévoit qu'aucun porteur de parts ne sera assujetti à quelque responsabilité que ce soit à l'égard de la Fiducie ou de ses obligations et affaires et que, si un tribunal déterminait que les porteurs de parts sont assujettis à une telle responsabilité, celle-ci ne pourrait être appliquée qu'à l'encontre des actifs de la Fiducie et ne pourrait être acquittée que sur ces actifs. Aux termes de la déclaration de fiducie, la Fiducie tiendra chaque porteur de parts indemne et à couvert des frais, dommages, responsabilités, dépenses, débours et pertes subis par le porteur de parts en raison du fait que ce porteur de parts n'avait pas cette responsabilité limitée. Rien ne garantit qu'au moment pertinent, la Fiducie aura suffisamment d'actif pour être en mesure d'acquitter cette indemnisation.

La déclaration de fiducie prévoit que tous les documents écrits signés par la Fiducie ou pour son compte doivent contenir une disposition selon laquelle les obligations aux termes de ces documents ne lieront pas les porteurs de parts personnellement. Toutefois, une certaine responsabilité personnelle peut surgir à l'égard de certaines réclamations contre la Fiducie qui ne surviennent pas en vertu de contrats, notamment des réclamations en responsabilité civile, des réclamations fiscales et possiblement certaines autres responsabilités légales. Il est toutefois peu probable qu'une responsabilité personnelle de cette nature surgisse.

Les activités de la Fiducie seront exercées, suivant l'avis des conseillers juridiques, d'une manière et dans des territoires qui permettent d'éviter dans la mesure du possible qu'il y ait un risque élevé que les porteurs de parts se voient assujettis à une responsabilité à l'égard des réclamations contre la Fiducie, notamment en obtenant des assurances adéquates, le cas échéant, et dans la mesure où il est possible de le faire d'un point de vue commercial.

Le 1er juillet 2004, la loi intitulée *Income Trusts Liability Act* (Alberta) est entrée en vigueur, laquelle prévoit qu'un porteur de parts ne sera pas, en qualité de bénéficiaire, responsable des actes, défauts, obligations ou responsabilités du fiduciaire qui surviennent après que la disposition particulière de cette loi est entrée en vigueur.

Déductibilité des frais

Bien que le commandité soit d'avis que tous les frais devant être réclamés par la Fiducie, Holding Trust, AltaGas LP #1 et AltaGas LP #2 seront raisonnables et déductibles, rien ne garantit que l'Agence du revenu du Canada partagera également cet avis. Si l'Agence du revenu du Canada conteste la déductibilité de ces frais et qu'elle a gain de cause, le rendement pour les porteurs de parts pourrait être défavorablement touché.

Possibilité de conflits d'intérêts

Il se pourrait que des administrateurs et dirigeants d'AltaGas et du commandité soient administrateurs ou dirigeants d'autres entités qui sont en concurrence avec les intérêts d'AltaGas et de la Fiducie. Le commandité a une obligation fiduciaire envers AltaGas et la Fiducie. Bien que le commandité ait convenu d'indemniser la Fiducie dans certaines circonstances, le commandité pourrait ne pas avoir suffisamment d'actif pour s'acquitter de cette indemnisation.

RISQUES INHÉRENTS AUX ENTITÉS EN EXPLOITATION DE LA FIDUCIE

Le texte qui suit représente les principaux risques auxquels sont assujetties les activités et les affaires des membres du groupe en exploitation de la Fiducie et ceux-ci devraient être examinés attentivement, compte tenu du fait que le revenu de la Fiducie et, par conséquent, sa capacité à verser des distributions aux porteurs de parts, sont entièrement tributaires des activités et des actifs de ces entités. Ces risques s'appliquent aux activités actuelles d'AltaGas et aux activités futures prévues d'AltaGas.

Risque lié à l'exploitation

Au fur et à mesure que la Fiducie poursuit sa croissance et diversifie ses activités d'infrastructure énergétique, le profil de risque de la Fiducie pourrait changer. Les entités en exploitation pourraient s'engager dans des secteurs d'activités ou chercher à élargir leurs activités où il y a davantage de risques économiques et davantage de capital « à risque ». Le niveau de risque se justifie par les attentes de la Fiducie concernant des rendements supérieurs tirés de telles activités. De plus, la Fiducie s'engage dans de telles activités en sachant que ces risques peuvent être gérés de façon active.

Les opérations actuelles sont soumises aux risques se rattachant normalement à l'exploitation et la mise en valeur d'installations dans le secteur du gaz naturel et de l'électricité, y compris la défaillance mécanique, la dégradation matérielle, les erreurs d'opérateurs, les vices de fabrication; le sabotage, le terrorisme, la pénurie d'approvisionnement, les catastrophes et les désastres naturels. La survenance de telles éventualités ou le fait qu'elles perdurent pourrait entraîner une hausse des coûts pour AltaGas et réduire sa capacité de traitement ou de transport de gaz naturel ou de transmission d'électricité.

La Fiducie estime que les risques liés à l'exploitation sont le mieux gérés en maintenant un contrôle sur le calendrier des dépenses en immobilisations, les décisions opérationnelles et les coûts en devenant l'exploitant des installations dans lesquelles elle investit. À la fin de 2006, AltaGas exploitait 71 de ses 74 installations de collecte et de traitement sur place, la totalité de ses installations de transport, l'installation de fractionnement de Bantry et l'UEEE. AltaGas n'exploite pas la centrale électrique où est produite l'électricité aux termes de l'EAE. Le défaut des exploitants de ces installations de les faire fonctionner au coût ou de la façon projetés par AltaGas pourrait avoir un effet négatif sur les résultats d'AltaGas.

Débit des installations

La plus grande partie des installations de collecte et de traitement d'AltaGas traitent ou transportent du gaz naturel provenant du BSOC. L'utilisation continue de ces réseaux est tributaire de divers facteurs, dont le niveau des activités d'exploration et de mise en valeur dans le BSOC, le prix à long terme du gaz naturel, la capacité des producteurs de gaz naturel d'acheminer le gaz naturel aux divers réseaux de gazoducs et aux diverses installations de traitement et le cadre réglementaire applicable aux producteurs, transporteurs et consommateurs de gaz naturel.

Le débit des installations de collecte et de traitement d'AltaGas fluctue en fonction de la production de gaz naturel dans les territoires que dessert AltaGas. Dans toutes ses installations de collecte et de traitement sur place, AltaGas recherche activement les possibilités qui lui permettraient de maintenir ou d'augmenter le débit. Les contrats passés par AltaGas réduisent l'impact des baisses de volume, génèrent des volumes supplémentaires destinés à la collecte et au traitement dans ses installations, encouragent l'expansion vers les territoires où se trouvent les installations d'AltaGas et permettent à AltaGas de recouvrer son capital investi au cours d'une période relativement courte. La plus grande partie des installations de traitement sur place d'AltaGas sont montées sur patins et peuvent être déplacées vers des territoires où le potentiel de production est favorable dans le cas où la production dans un territoire donné baisse de façon importante.

Risque lié au marché

AltaGas s'expose à des risques liés au marché et découlant des fluctuations des prix des marchandises et des taux d'intérêt. AltaGas gère son exposition à de tels risques en se servant de divers instruments matériels et financiers.

La politique de gestion des risques liés aux marchandises d'AltaGas décrit en détails les paramètres servant à mesurer, contrôler et signaler les risques liés aux prix des marchandises. Cette politique comprend de plus des objectifs et lignes directrices en matière de gestion de risques, de tolérance de risque et de produits approuvés. Cette politique interdit l'utilisation d'instruments matériels et financiers à des fins de spéculations.

Prix de l'électricité

Les produits d'exploitation d'AltaGas tirés des ventes relatives aux EAE et de la production de la centrale de pointe en Alberta en vertu d'un bail à long terme sont soumis aux facteurs touchant le marché de l'électricité en Alberta, comme la fluctuation de l'offre et de la demande, lesquels sont tributaires des conditions climatiques, de l'utilisation par les clients, de l'activité économique et de la croissance. AltaGas réduit son exposition aux prix variables de l'électricité en bloquant ses marges avec des instruments financiers jusqu'à 36 mois et en signant des ententes de vente à prix forfaitaire avec des clients finaux ayant des durées d'au plus huit ans.

Taux d'intérêt

La Fiducie s'expose à la fluctuation des taux d'intérêt sur sa dette à taux variable. La Fiducie surveille son niveau d'endettement à taux fixe et variable et se sert de temps à autre de swaps de taux d'intérêt pour l'aider à maintenir l'équilibre entre chaque type de taux, conformément à la cible de la Fiducie qui est de compter de 70 à 75 % de sa dette à taux d'intérêt fixe. Au 31 décembre 2006, la Fiducie avait des taux d'intérêt fixes sur 145 millions de dollars ou 95 % de sa dette à taux variable grâce à des swaps de taux d'intérêt. En fin d'exercice, environ 265,5 millions de dollars ou 96 % de la dette totale de la Fiducie, y compris ses billets à moyen terme, ses contrats de location-acquisition et ses swaps, portaient des taux d'intérêt fixes. Avec la cession du secteur de distribution de gaz naturel à la fin de 2005 et la réduction correspondante des dettes, AltaGas est actuellement au dessus de sa cible pour ses dettes à taux fixe. À mesure que la Fiducie financera de nouvelles activités de croissance et que les swaps de taux d'intérêt viendront à échéance, la direction prévoit revenir à des niveaux cibles pour les dettes à taux fixe.

Réglementation

Les activités de la Fiducie sont assujetties à la réglementation applicables dans les territoires où elle exploite son entreprise. Les gazoducs et les installations peuvent faire l'objet de demandes de transporteurs publics et d'entreprises publiques de traitement et être assujettis à des taux fixés par les autorités de réglementation lorsqu'aucune entente n'est conclue avec les producteurs quant aux droits ou tarifs. Si des producteurs estiment que les droits de traitement ou tarifs relatifs aux gazoducs et aux installations sont trop élevés, ils pourraient chercher à obtenir un allègement grâce à l'intervention des autorités de réglementation.

Risque lié au crédit

La Fiducie s'expose à des pertes relatives au crédit lorsque des cocontractants omettent de s'acquitter de leurs obligations financières actuelles ou futures envers AltaGas. La politique de crédit d'AltaGas décrit les paramètres utilisés pour consentir, mesurer et surveiller les crédits consentis aux cocontractants ainsi que pour établir des rapports sur ces crédits. AltaGas minimise les risques liés aux cocontractants en menant des enquêtes de crédit et en fixant des limites de crédit précises pour les clients avant la fourniture de produits ou la prestation de services. En outre, la plupart des contrats comprennent des clauses de limitation du crédit qui permettent à AltaGas d'obtenir de la part des cocontractants des garanties financières ou des garanties d'exécution dans certaines circonstances. AltaGas constitue une provision pour créances douteuses dans le cours normal de ses affaires.

AltaGas s'expose à un risque lié au crédit relativement aux nombreux cocontractants industriels, commerciaux et institutionnels. AltaGas est convaincue que les cocontractants sont suffisamment bien diversifiés pour qu'il n'y ait pas de concentration excessive du risque associé à un secteur ou à un cocontractant en particulier.

Garanties accessoires

AltaGas est en mesure d'obtenir des limites de crédit non garanties de ses cocontractants afin de bloquer ses marges d'électricité à charge minimale et également d'obtenir un approvisionnement des services de gaz naturel pour ses activités liées aux services énergétiques. Si le risque lié au crédit des cocontractants auquel s'expose AltaGas dépasse les limites de crédit non garanties accordées, AltaGas pourrait être tenue de fournir des garanties accessoires sous forme de lettres de crédit ou, dans certaines circonstances, de cautionnements de société mère. AltaGas réduit ce risque en négociant des modalités contractuelles avec les cocontractants relatives au crédit non garanti et à la diversification des ventes d'électricité et des achats de gaz naturel entre divers cocontractants. Par application de pratiques reconnues dans l'industrie, AltaGas effectue des analyses de sensibilité pour veiller à ce que la Fiducie dispose de marges de crédit bancaire suffisantes pour faire face aux fluctuations des prix des marchandises pouvant exiger d'AltaGas qu'elle fournisse des lettres de crédit à des cocontractants.

RÉGLEMENTATION ENVIRONNEMENTALE

Le secteur de la collecte et du traitement de gaz naturel et celui de la production d'électricité sont assujettis à une réglementation environnementale en vertu de lois locales, provinciales, territoriales et fédérales. La législation en matière d'environnement prévoit des restrictions et des interdictions à l'égard du rejet ou de l'émission de diverses substances produites ou utilisées dans le cadre de certaines activités de l'industrie pétrolière et gazière. En raison de la nature hautement toxique et corrosive du gaz naturel corrosif, nombre de précautions réglementaires additionnelles s'appliquent aux puits, aux installations de traitement et aux gazoducs de gaz naturel corrosif. La législation en matière d'environnement peut avoir des répercussions sur l'exploitation des installations et restreindre l'expansion autorisée de celles-ci. De plus, la législation provinciale, territoriale et fédérale exige que l'emplacement des installations et des gazoducs soit abandonné et remis en état à la satisfaction des autorités provinciales et des propriétaires fonciers. Un

manquement à cette législation est passible d'une amende, d'une ordonnance de nettoyage ou de fermeture des installations et des gazoducs.

AltaGas s'engage très sérieusement à protéger l'environnement dans lequel elle exerce ses activités. Son mandat est de se conformer à toutes les lois et à tous les règlements environnementaux et de prendre des mesures tant immédiates qu'efficaces quant à toute incidence sur l'environnement.

Le gouvernement fédéral a déclaré qu'il ne mettrait pas en œuvre le Protocole de Kyoto sur les changements climatiques, mais qu'il s'engageait plutôt à élaborer et à mettre en œuvre un plan visant à réduire les gaz à effet de serre au moyen de la *Loi sur la lutte contre la pollution atmosphérique* et d'autres initiatives. Le 14 février 2007, le Chambre des communes a adopté la *Loi de mise en oeuvre du Protocole de Kyoto*, un projet de loi d'initiative parlementaire visant à assurer que le gouvernement fédéral adopte des règlements pour respecter les objectifs en matière de réduction des émissions de gaz à effet de serre énoncés dans le Protocol de Kyoto. Cette loi doit être approuvée par le Sénat pour entrer en vigueur. Tant que les lois et règlements pertinents n'auront pas été adoptés en application de la *Loi de mise en oeuvre du Protocole de Kyoto*, si elle entre en vigueur, ou d'autres lois et règlements fédéraux, AltaGas ne sera pas en mesure d'établir avec précision l'impact de toute exigence du gouvernement fédéral visant à réduire les niveaux des émissions de gaz à effet de serre sur sa situation financière.

Le 8 mars 2007, le gouvernement albertain a présenté le projet de loi intitulé *Climate Change and Emissions Management Amendment Act* de même que le projet de règlement intitulé *Specified Gas Emitters Regulation*. La date d'entrée en vigueur proposée du règlement est le 1er juillet 2007. Aux termes du règlement proposé, les installations qui émettent plus de 100 000 tonnes de gaz à effet de serre par année doivent réduire le volume net de leurs émissions de 12 % par rapport aux émissions de référence d'ici le 1er juillet 2007. Pour se conformer au règlement, les installations peuvent notamment améliorer leurs activités, acheter des droits de compensation albertains pour les porter au total des émissions ou contribuer au nouveau fonds de gestion des changements climatiques et des émissions (*Climate Change and Emissions Management Fund*) du gouvernement de l'Alberta, qui investira dans des technologies visant à réduire les émissions de gaz à effet de serre dans la province. On propose que les propriétaires d'installations qui ne peuvent atteindre le niveau de réduction requis paient au fonds de gestion des changements climatiques et des émissions 15 $ par tonne en excédent du niveau de réduction des émissions cible.

AltaGas a réalisé un programme d'évaluation destiné à quantifier les niveaux actuels d'émissions de gaz à effet de serre de ses installations agrandies de collecte et de traitement sur place. Aucune des installations de collecte et de traitement sur place d'AltaGas n'entre dans la catégorie des grands émetteurs envisagée pas le règlement albertain. Si ce règlement entre en vigueur, la centrale Sundance B devrait entrer dans la catégorie des grands émetteurs envisagée pas le règlement albertain et on s'attend à ce que TransAlta doive se conformer aux exigences de ce règlement. Tant que le règlement albertain n'entrera pas en vigueur, AltaGas ne pourra établir l'incidence de celui-ci sur sa situation financière.

Le 6 février 2006, le gouvernement de l'Alberta a adopté un règlement en application de l'*Environmental Protection and Enhancement Act* relatif au contrôle des émissions de mercure par les centrales électriques alimentées au charbon. Les personnes autorisées à exploiter une centrale électrique alimentée au charbon doivent proposer avant le 1er avril 2007, conformément au règlement, un programme de contrôle des émissions de mercure pour leurs usines alimentées au charbon. On prévoit que TransAlta présentera, le 1er avril 2007, une proposition écrite à Alberta Environment décrivant comment elle atteindra les niveaux minimaux de réduction des émissions de mercure. Avant même que le projet de règlement ne soit déposé, AltaGas collaborait avec TransAlta à cet égard et continue de le faire afin de tester des technologies de réduction des émissions de mercure. Tant que la proposition n'aura pas été présentée, AltaGas ne pourra établir l'incidence du programme de contrôle des émissions de mercure sur sa situation financière.

DISTRIBUTIONS

La Fiducie et AltaGas LP #1 versent des distributions d'encaisse vers le 15e jour de chaque mois, ou si cette date n'est pas un jour ouvrable, le jour ouvrable qui suit, aux porteurs de parts inscrits le 25e jour du mois précédent, ou si ce jour n'est pas un jour ouvrable, le jour ouvrable qui suit.

Les niveaux de distribution sont révisés périodiquement par le conseil d'administration compte tenu des flux de trésorerie distribuables durables et continus après prise en compte du bénéfice net consolidé, du capital d'entretien et de croissance et des besoins au titre du remboursement des dettes de la Fiducie. La Fiducie s'efforce de verser la quasi-totalité de ses flux de trésorerie distribuables durables et continus par l'entremise de distributions mensuelles régulières versées aux porteurs de parts.

Les distributions de la Fiducie peuvent être limitées par les clauses restrictives de la convention de crédit relative à la facilité de crédit à terme renouvelable et prorogeable de 75 000 000 $ et de la convention de crédit relative à la facilité de crédit à terme renouvelable et prorogeable de 300 000 000 $ (voir « Contrats importants ») si un défaut ou un cas de défaut existe ou s'il serait raisonnable de croire qu'il en existe un au versement de ces distributions ou en raison de celles-ci, ou encore si ces distributions feraient en sorte que les distributions totales versées pendant la période de 12 mois terminée à la date où ces distributions sont faites excèdent l'encaisse distribuable cumulative pour cette période.

De plus, la déclaration de fiducie prévoit que, si besoin est, le 31 décembre de chaque année, la Fiducie distribuera un montant supplémentaire de façon à ne pas être redevable de l'impôt sur le revenu ordinaire pour l'exercice en question. Aux fins de l'impôt sur le revenu, il est prévu que qu'environ 73 % des distributions d'encaisse déclarées en 2006 seront imposées à titre d'intérêts créditeurs et que le reste sera considéré comme un remboursement du capital.

Le tableau ci-après présente un résumé des distributions mensuelles d'encaisse de la Fiducie versées en 2004, 2005 et 2006. Le 17 novembre 2005, les porteurs de parts ont reçu une distribution spéciale d'une action de Utility Group pour chaque tranche de 13,9592 parts de fiducie détenues le 14 novembre 2005, ce qui correspond à une valeur supplémentaire de 0,54 $ par part.

Date de référence	Date de paiement	Distribution par part[1]
25 janvier 2006	15 février 2006	0,160 $
24 février 2006	15 mars 2006	0,160 $
27 mars 2006	17 avril 2006	0,165 $
25 avril 2006	16 mai 2006	0,165 $
25 mai 2006	15 juin 2006	0,165 $
26 juin 2006	17 juillet 2006	0,165 $
25 juillet 2006	15 août 2006	0,165 $
25 août 2006	15 septembre 2006	0,170 $
26 septembre 2006	16 octobre 2006	0,170 $
25 octobre 2006	15 novembre 2006	0,170 $
27 novembre 2006	15 décembre 2006	0,170 $
27 décembre 2006	15 janvier 2007	0,170 $
Total 2006 des distributions d'encaisse déclarées		**1,995 $**
25 janvier 2005	15 février 2005	0,150 $
25 février 2005	15 mars 2005	0,150 $
28 mars 2005	15 avril 2005	0,150 $
25 avril 2005	16 mai 2005	0,150 $
25 mai 2005	15 juin 2005	0,150 $
27 juin 2005	15 juillet 2005	0,150 $
25 juillet 2005	15 août 2005	0,150 $
25 août 2005	15 septembre 2005	0,160 $
26 septembre 2005	17 octobre 2005	0,160 $
25 octobre 2005	15 novembre 2005	0,160 $
25 novembre 2005	15 décembre 2005	0,160 $
23 décembre 2005	16 janvier 2006	0,160 $
Total 2005 des distributions d'encaisse déclarées		**1,850 $**
19 mars 2004	31 mars 2004	0,110 $
Total 2004 des dividendes déclarés[2]		**0,110 $**
25 mai 2004	15 juin 2004	0,150 $
25 juin 2004	15 juillet 2004	0,150 $
26 juillet 2004	16 août 2004	0,150 $
25 août 2004	15 septembre 2004	0,150 $
27 septembre 2004	15 octobre 2004	0,150 $
25 octobre 2004	15 novembre 2004	0,150 $
25 novembre 2004	15 décembre 2004	0,150 $
29 décembre 2004	17 janvier 2005	0,150 $
Total 2004 des distributions d'encaisse déclarées		**1,200 $**

(1) Les distributions déclarées et versées en novembre 2005 ne tiennent pas compte des 0,54 $ par part versés aux porteurs de parts sous forme d'actions de Utility Group par suite de la cession des activités de distribution de gaz naturel.

(2) AltaGas déclare des distributions mensuelles depuis mai 2004. Les derniers dividendes déclarés par ASI ont été versés le 31 mars 2004.

RÉGIME DE RÉINVESTISSEMENT DES DISTRIBUTIONS

La Fiducie a adopté le régime de distribution Premium^MC, de réinvestissement des distributions et d'achat facultatif de parts à l'intention des porteurs de parts de fiducie et des porteurs de parts échangeables.

Le régime de distribution Premium^MC, de réinvestissement des distributions et d'achat facultatif de parts, dans sa version éventuellement modifiée, donne aux porteurs admissibles de parts de fiducie et de parts échangeables la possibilité de réinvestir les distributions d'encaisse versées par la Fiducie ou par AltaGas LP #1 sur leurs parts dans l'achat de nouvelles parts de fiducie moyennant une décote de 5 % par rapport au cours moyen des parts de fiducie, à la date de versement de distributions applicable (la composante réinvestissement des distributions du régime) ou de choisir d'échanger ces parts de fiducie contre un paiement en espèces correspondant à 102 % de ses distributions à cette date (la composante distribution Premium du régime). Le régime des porteurs de parts de fiducie accorde de plus aux porteurs de parts de fiducie qui sont inscrits soit à la composante réinvestissement des distributions soit à la composante distribution Premium du régime la possibilité d'acheter de nouvelles parts de fiducie au cours moyen (sans décote) à la date de versement de distributions applicable (la composante achat facultatif de parts du régime). Chacune des composantes du régime est soumise à des limites, notamment en ce qui a trait au calcul proportionnel et à la disponibilité de nouvelles parts de fiducie dans certains cas.

Le « cours moyen », à l'égard d'une date de versement de distributions en particulier, désigne la moyenne arithmétique (calculée à la quatrième décimale) des cours moyens pondérés des volumes quotidiens d'opérations sur des parts de fiducie à la TSX pendant les jours de bourse au cours desquels au moins un lot régulier de parts de fiducie s'est négocié au cours de la période commençant le 21e jour ouvrable avant une date de versement de distributions ou le deuxième jour ouvrable après la date de référence applicable à cette date de versement de distributions, selon la plus tardive de ces dates, et se terminant le deuxième jour ouvrable avant cette date de versement de distributions. Ces cours seront rajustés de façon appropriée pour tenir compte de certains changements du capital (y compris des divisions de parts de fiducie, des regroupements de parts de fiducie, certaines émissions de droits et certains placements).

Aucune commission de courtage ne sera payable relativement à l'achat de parts de fiducie aux termes de la composante réinvestissement des distributions du régime ou de la composante achat facultatif de parts du régime et tous les coûts administratifs aux termes du régime sont à la charge de la Fiducie. Le produit reçu par la Fiducie à l'émission de parts de fiducie supplémentaires aux termes du régime de réinvestissement des distributions sera utilisé par AltaGas aux fins d'acquisitions futures, d'amélioration des immobilisations et du fonds de roulement. Les porteurs de parts résidant à l'extérieur du Canada n'ont pas le droit de participer au régime. Dès qu'ils cessent d'être résidents du Canada, les porteurs de parts seront tenus de mettre fin à leur participation au régime.

MARCHÉ POUR LA NÉGOCIATION DES TITRES

Les actions ordinaires d'AltaGas Services ont cessé de se négocier le 4 mai 2004. Les parts de fiducie ont commencé à se négocier à la TSX le 5 mai 2004 sous le symbole « ALA.UN ». Les parts échangeables ne sont pas cotées en bourse.

Le 10 juin 2004, la Fiducie a procédé à la clôture d'un appel public à l'épargne visant 4,73 millions de parts de fiducie, au prix de 18,70 $ la part de fiducie, ayant rapporté un produit brut de 88,5 millions de dollars. Le produit net du placement revenant à la Fiducie, après le paiement des frais et dépenses de 4,7 millions de dollars, s'est établi à 83,8 millions de dollars. Le produit net a servi à réduire la dette bancaire, aux fins générales de l'entreprise, y compris le programme d'immobilisations continu d'AltaGas, et à financer l'acquisition de l'UEEE.

Le tableau qui suit présente les cours extrêmes des parts de fiducie et le volume des parts de fiducie négociées publiés tous les mois par la TSX de janvier à décembre 2006.

Mois	Haut	Bas	Volume
Janvier	30,23 $	27.16 $	1 447 439
Février	31,17 $	27,11 $	2 078 196
Mars	30,80 $	29,01 $	3 673 389
Avril	30,09 $	28,55 $	1 909 353
Mai	30,47 $	27,70 $	2 014 051
Juin	29,89 $	25,86 $	2 371 630
Juillet	29,00 $	26,55 $	2 112 043

Mois	Haut	Bas	Volume
Août	29,79 $	27,60 $	2 600 376
Septembre	29,25 $	27,50 $	2 311 997
Octobre	29,25 $	26,71 $	2 719 160
Novembre	27,50 $	21,55 $	6 024 473
Décembre	27,75 $	25,38 $	2 319 222

PRINCIPALES INFORMATIONS FINANCIÈRES CONSOLIDÉES

Le tableau suivant résume les principales informations financières consolidées pour les trois derniers exercices :

Exercices terminés les 31 décembre *(en millions de dollars, sauf indication contraire)*	**2006**	**2005**	**2004[2]**
Produits			
Collecte et traitement[2]	s.o.	s.o.	222,6
Collecte et traitement sur place	139,1	131,8	s.o.
Extraction et transport	149,1	181,3	s.o.
Production d'électricité	199,4	189,2	s.o.
Services énergétiques[2]	948,9	1 080,2	629,5
Distribution de gaz naturel	s.o.	113,4	124,6
Siège social	4,4	10,9	s.o.
Éliminations intersectorielles	(78,3)	(204,5)	(112,1)
	1 362,6	1 502,3	864,6
Produits nets			
Collecte et traitement[2]	s.o.	s.o.	160,1
Collecte et traitement sur place	129,7	120,1	s.o.
Extraction et transport	63,2	58,0	s.o.
Production d'électricité	99,6	57,8	s.o.
Services énergétiques[2]	24,7	23,5	59,9
Distribution de gaz naturel	s.o.	29,0	30,7
Siège social	4,4	10,9	s.o.
Élimination intersectorielle	(2,7)	(2,4)	(0,3)
	318,9	296,9	250,4
BAIIA	173,1	155,5	133,4
- par part (de base)[1]	3,12 $	2,88 $	2,70 $
Résultat net	114,5	90,3	65,8
- par part (de base)[1]	2,06 $	1,67 $	1,33 $
Flux de trésorerie d'exploitation	146,9	112,3	147,7
- par part (de base)[1]	2,65 $	2,08 $	2,99 $
Fonds provenant de l'exploitation	161,7	129,0	108,6
- par part (de base)[1]	2,92 $	2,39 $	2,20 $
Total de l'actif	1 109,6	1 068,3	1 108,6
Total de la dette	265,5	269,0	359,5

1) Tout renvoi aux mesures par part des périodes antérieures au 1er mai 2004 a trait aux actions ordinaires de AltaGas Services.
2) La restructuration des secteurs a eu lieu en 2005. Les exercices antérieurs n'ont pas été retraités.

NOTATIONS DU CRÉDIT ET DE LA STABILITÉ

La notation du crédit vise à fournir aux épargnants une évaluation indépendante de la qualité du crédit d'une émission de titres et donne une indication de la probabilité de paiement ainsi que de la capacité et de la volonté d'une société de s'acquitter de ses engagements financiers conformément aux conditions d'une obligation. La notation de la stabilité vise à donner l'avis d'une agence de notation à l'égard de la stabilité et de la durabilité relatives du flux de distribution d'une fiducie de revenu comparativement à d'autres fiducies de revenu canadiennes notées.

S&P et DBRS sont des agences de notation qui attribuent des notes à la qualité du crédit. Les notes que les agences de notation attribuent aux titres de créance vont de AAA, la note la plus élevée, à D, la note la plus basse et les notes de stabilité qu'elles attribuent vont de SR-1 (S&P) / STA-1 (DBRS), la note la plus élevée, à SR-7 (S&P) / STA-7 (DBRS), la note la plus basse. S&P accorde également une notation d'entreprise qui va de AAA, la note la plus élevée, à D, la note la plus basse.

Le 19 décembre 2006, DBRS a augmenté la tendance de la note attribuée aux billets à moyen terme émis par la Fiducie, la faisant passer de stable à positive. Les billets à moyen terme émis par la Fiducie ont été notés BBB (faible) avec une tendance positive par DBRS. Le 12 janvier 2007, S&P a confirmé la note de BBB- avec perspective stable qu'elle avait attribuée au crédit et à la dette de premier rang non garantie d'AltaGas. La dette de premier rang non garantie de la Fiducie et le crédit à long terme d'AltaGas ont été respectivement notés BBB- et BBB- par S&P. La Fiducie a reçu une note de stabilité de SR-3 de S&P et de STA-3 (moyen) de DBRS.

Selon l'échelle de notation de DBRS, les titres de créance notés BBB présentent une qualité de crédit acceptable. La protection de l'intérêt et du capital est jugée acceptable, mais l'entité est assez vulnérable aux revirements défavorables de la situation financière et de la conjoncture économique, ou il peut exister d'autres facteurs défavorables qui affaiblissent la vigueur de l'entité et de ses titres notés. Les catégories « élevé » ou « bas » servent à indiquer la situation relative dans une catégorie de notation en particulier. Une note de stabilité de STA-3 est considérée comme faisant état d'une bonne stabilité et durabilité des distributions par part. La note de stabilité est de plus divisée en haut, moyen et bas pour indiquer où la fiducie se situe au sein de la catégorie de notation. Sept aspects sont passés en revue et se voient attribuer le rang de supérieur, modéré ou faible pour établir la note de stabilité globale. Les aspects passés en revue sont les caractéristiques d'exploitation et de l'industrie, la qualité de l'actif, la souplesse financière, la diversification, la taille et la position au sein du marché, le promoteur et la gouvernance, et la croissance.

Selon l'échelle de notation S&P, un débiteur noté BBB est raisonnablement susceptible de respecter ses engagements financiers. Toutefois, des revirements négatifs de conjoncture ou de situation sont davantage susceptibles d'affaiblir la capacité du débiteur de respecter ses engagements financiers. Les notes AA à CCC peuvent être modifiées par l'ajout d'un signe « + » ou d'un signe « – » qui indique la situation relative dans les catégories de notations principales. Une note de stabilité de SR-3 indique que la Fiducie a un niveau élevé de stabilité des flux de trésorerie distribuables comparativement à d'autres fonds de revenu dans le marché canadien.

Les notations que les agences de notation attribuent aux billets ne constituent pas des recommandations d'acheter, de détenir ou de vendre des billets dans la mesure où ces notations ne se prononcent pas sur leur cours ou leur pertinence pour un épargnant particulier. Il n'y a aucune certitude qu'une notation sera maintenue pendant une période donnée ni qu'elle ne sera pas éventuellement révisée ou retirée complètement par une agence de notation si elle estime que les circonstances le justifient.

Ni DBRS ni S&P n'ont annoncé qu'elles révisaient les notations de la Fiducie ni qu'elles avaient l'intention de les réviser ou de les retirer.

CONTRATS IMPORTANTS

Les contrats indiqués ci-après peuvent être considérés comme importants pour la Fiducie :

- la déclaration de fiducie. Voir « Déclaration de fiducie et description des parts »;
- la convention relative aux billets du Holding Trust. Voir « Holding Trust – Billets du Holding Trust »;
- la convention d'administration. Voir « Gestion de la Fiducie – Convention d'administration »;
- la convention de délégation. Voir « Gestion de la Fiducie – Convention de délégation »;
- la convention de vote et d'échange fiduciaires. Voir « Déclaration de fiducie et description des parts – Parts à droit de vote spécial »;
- la convention unanime des actionnaires. Voir « Convention unanime des actionnaires »;
- la convention de soutien. Voir « Gestion de la Fiducie – Convention d'administration »;

- la convention de crédit relative à la facilité de crédit à terme renouvelable et prorogeable de 75 000 000 $. Il s'agit d'une facilité de lettre de crédit renouvelable et prorogeable de trois ans non garantie consentie par La Banque de Nouvelle-Écosse et venant à échéance le 30 septembre 2009. AltaGas peut emprunter jusqu'à 25,0 millions de dollars au moyen de prêts à taux préférentiel, de prêts à taux de base en dollars américains, de prêts au TIOL ou d'acceptations bancaires sur la facilité de lettre de crédit. Les emprunts sur la facilité sont assortis de frais et portent intérêt aux taux applicables à la nature du prélèvement effectué;
- la convention de crédit relative à la facilité de crédit à terme renouvelable et prorogeable de 300 000 000 $. Il s'agit d'une facilité de crédit de trois ans renouvelable et prorogeable non garantie consentie par la Banque Royale du Canada, la Banque Canadienne Impériale de Commerce, la Banque de Montréal, La Banque de Nouvelle-Écosse, les Alberta Treasury Branches et la Banque nationale du Canada et venant à échéance le 30 septembre 2009. Les emprunts sur la facilité peuvent être faits au moyen de prêts à taux préférentiel, de prêts à taux de base en dollars américains, de prêts au TIOL, d'acceptations bancaires ou de crédits documentaires. Les emprunts sur la facilité sont assortis de frais et portent intérêt aux taux applicables à la nature du prélèvement effectué;
- l'acte de fiducie intervenu entre la Fiducie et la Société de fiducie Computershare du Canada en date du 12 mai 2005 et relatif à l'émission et à la vente de débentures dans le cadre du programme de billets à moyen terme de la Fiducie.

DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

Le commandité et AltaGas ne sont au courant d'aucun intérêt important, direct ou indirect, d'un administrateur ou dirigeant du commandité ou d'AltaGas Ltd., d'un administrateur ou dirigeant d'une société qui est un initié ou une filiale de la Fiducie, ou d'un autre initié de la Fiducie, d'une personne qui a des liens avec une telle personne ou qui est membre de son groupe, dans une opération depuis le début des trois derniers exercices financiers terminés de la fiducie ou d'AltaGas Services, ou dans une opération proposée, qui ait eu ou qui puisse avoir une incidence importante sur la Fiducie ou l'une ou l'autre de ses filiales.

POURSUITES

AltaGas n'a pas connaissance de poursuites importantes mettant en cause la Fiducie, les membres de son groupe ou leurs biens.

INTÉRÊTS DES EXPERTS

Les vérificateurs de la Fiducie sont Ernst & Young s.r.l., comptables agréés, 1000, 440 – 2nd Ave. S.W., Calgary, Alberta, T2P 5E9. Les états financiers consolidés de la Fiducie au 31 décembre 2006 et pour l'exercice terminé à cette date ont été déposés en vertu du Règlement 51-102 sur la foi du rapport d'Ernst & Young s.r.l., comptables agréés indépendants, donné en leur qualité d'experts en vérification et en comptabilité. Au 31 décembre 2006, les associés et employés d'Ernst & Young s.r.l. étaient collectivement propriétaires de moins de 1 % des parts de fiducie en circulation de la Fiducie.

INFORMATIONS SUPPLÉMENTAIRES

D'autres informations, y compris l'information sur la rémunération des dirigeants et administrateurs et les prêts qui leur ont été consentis, les principaux porteurs des titres de la Fiducie, les options d'achat de titres de la Fiducie, de même que la participation des initiés dans des opérations importantes, le cas échéant, sont présentées dans la circulaire d'information 2007 de la Fiducie qui devrait être déposée vers le 26 mars 2007 en rapport avec l'assemblée annuelle des actionnaires qui aura lieu le 26 avril 2007.

De l'information financière additionnelle se trouve dans les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2006 et le rapport de gestion contenus dans le rapport annuel 2006 de la Fiducie.

La société dépose couramment tous les documents requis par l'entremise du système SEDAR et sur son site Web. Les utilisateurs d'Internet peuvent obtenir ces documents sur le site Web de SEDAR à www.sedar.com. Le site Web de la Fiducie se trouve à www.altagas.ca mais le site Web de la Fiducie n'est pas intégré par renvoi dans la présente notice annuelle.

AGENTS DES TRANSFERTS ET AGENTS CHARGÉS DE LA TENUE DES REGISTRES

L'agent chargé de la tenue des registres et agent des transferts des parts de fiducie et des parts échangeables est Société de fiducie Computershare du Canada, 600, 530 – 8th Avenue S.W., Calgary (Alberta) T2P 3S8, tél. : 1 800 564-6253.

L'agent chargé de la tenue des registres et fiduciaire des billets à moyen terme de la Fiducie est Société de fiducie Computershare du Canada, 710, 530 – 8th Avenue S.W., Calgary (Alberta) T2P 3S8, tél. : 1 800 564 6253.

DATE DE PRISE D'EFFET

À moins d'indication contraire des présentes, l'information contenue dans la présente notice annuelle est donnée en date du 31 décembre 2006.

ANNEXE A : MANDAT DU COMITÉ DE VÉRIFICATION

I. Constitution

Le conseil d'administration (le « conseil ») d'AltaGas General Partner Inc. (le « commandité » ou la « Société ») a, conformément à la convention de délégation intervenue entre la Fiducie, le commandité et le fiduciaire, mis sur pied un comité de vérification (le « comité ») devant servir comme comité de vérification de la Fiducie. Le comité se conforme aux lignes directrices sur la gouvernance d'entreprise de la Bourse de Toronto (la « TSX ») et à toute autorité de réglementation ou législative compétente à l'égard de la Fiducie.

Le comité supervise la vérification des dossiers financiers de la Fiducie et veille à l'efficacité et au caractère adéquat de ses politiques et procédures concernant la présentation de l'information financière de la Fiducie, sa comptabilité interne, ses contrôles financiers, son information de gestion et la gestion du risque.

II. Composition

Après chaque assemblée annuelle des porteurs de parts de la Fiducie, le conseil élit parmi ses membres au moins trois (3) administrateurs devant siéger au comité (les « membres »). Les membres et le président du comité sont nommés et élus par le conseil. Chaque membre du comité de vérification doit :

- être administrateur de la Société;
- être indépendant;
- posséder des compétences financières.

Aucun membre du comité n'est dirigeant ou employé de la Société, ni d'une autre filiale de la Fiducie, ni d'un membre du même groupe que la Fiducie. Tout membre peut être révoqué ou remplacé à tout moment par le conseil et cesse d'être membre dès qu'il cesse d'être administrateur de la Société. Chaque membre demeure en fonction jusqu'à ce qu'il démissionne ou soit remplacé, selon la première à survenir de ces éventualités.

Le conseil nommera un membre comme président du comité chaque année.

Le secrétaire général d'AltaGas Ltd. est le secrétaire du comité, à moins de décision contraire du comité.

III. Réunions

Le comité doit se réunir au moins quatre fois par année aux dates, heures et endroits qu'indique son président ou dès qu'une réunion est demandée par un membre, par le conseil ou par un dirigeant de la Société ou d'AltaGas Ltd. Un avis précédant d'au moins vingt-quatre (24) heures chaque réunion ainsi qu'un exemplaire de l'ordre du jour proposé doivent être donnés à chaque membre. Le secrétaire général et les membres de la direction doivent assister aux réunions dès qu'un membre le demande.

Une réunion du comité est dûment convoquée si tous les membres sont présents ou si la majorité des membres sont présents. Lorsque les membres y consentent et qu'un préavis a été donné en bonne et due forme ou a fait l'objet d'une renonciation, les membres du comité peuvent participer à une réunion du comité au moyen de communications téléphoniques, électroniques ou autres permettant à toutes les personnes participant à la réunion de communiquer adéquatement entre elles, et un membre participant à une telle réunion par de tels moyens est réputé être présent à cette réunion.

En l'absence du président du comité, les membres peuvent choisir l'un d'entre eux pour présider la réunion.

Les vérificateurs externes doivent recevoir un avis écrit de chaque réunion du comité et avoir la possibilité d'y assister.

Le comité de vérification se réunira à huis clos avec la direction, les vérificateurs internes et les vérificateurs externes comme les membres peuvent le juger opportun.

Le secrétaire général ou une personne désignée par le secrétaire général tient le procès-verbal de toutes les réunions du comité.

IV. Fonctions et responsabilités

Le comité doit, comme le permettent et comme l'exigent la *Loi canadienne sur les sociétés par actions*, la convention de délégation, les statuts et règlements administratifs de la Société et les autorités compétentes, apprécier périodiquement le caractère adéquat des procédures de communication au public de l'information financière et examiner au nom du conseil et faire rapport au conseil sur les résultats de son examen et sa recommandation concernant toutes les questions importantes concernant la présentation de l'information financière et la vérification, notamment en ce qui a trait aux principaux sujets suivants :

a) les états financiers, y compris le rapport de gestion;

b) les rapports aux porteurs de parts et autres personnes;

c) les communiqués de presse annuels et périodiques concernant les résultats financiers;

d) les contrôles internes;

e) la vérification et l'examen des états financiers de la Fiducie et de ses filiales;

f) les dépôts auprès des autorités de réglementation en valeurs mobilières;

g) l'examen et l'approbation des politiques d'engagement de l'émetteur à l'égard des associés, des salariés et anciens associés et salariés des vérificateurs externes;

h) l'approbation préalable des travaux non liés à la vérification entrepris par les vérificateurs externes;

i) la politique de présentation d'irrégularités en matière de comptabilité et de vérification.

Le comité doit veiller à établir des procédures adéquates concernant la réception, la conservation et le traitement des plaintes et concernant l'envoi confidentiel, sous le couvert de l'anonymat, par les salariés de préoccupations touchant des points discutables en matière de comptabilité, de contrôle comptable interne ou de vérification.

Tous les membres du conseil seront tenus informés des activités du comité par un rapport présenté à chaque réunion régulière du conseil.

Le comité examinera la pertinence et l'adéquation du présent mandat au moins une fois par année et fera des recommandations au comité de gouvernance d'entreprise du conseil.

V. Vérificateurs externes

Le comité de vérification recommande la nomination des vérificateurs externes chaque année, comme il est décrit dans l'appendice A. Une fois nommés par les porteurs de parts, les vérificateurs externes relèvent directement du comité de vérification.

Le comité de vérification approuve préalablement tous les services non liés à la vérification fournis par les vérificateurs externes et est directement responsable de la surveillance des travaux des vérificateurs externes engagés pour établir ou délivrer un rapport de vérification ou rendre d'autres services de vérification, d'examen ou d'attestation, y compris la résolution de désaccords entre les vérificateurs externes et la direction.

VI. Relations avec la direction

Le comité veillera à coordonner ses activités avec le chef des finances en matière de vérification et d'information financière et :

- se réunira régulièrement avec la direction pour discuter des préoccupations de cet ordre;
- examinera et appréciera la qualité des dirigeants participant au processus de présentation de l'information financière; et
- veillera à ce que la direction fournisse suffisamment de fonds au comité pour qu'il puisse engager et rémunérer de façon indépendante les vérificateurs et des conseillers.

VII. Calendrier du comité

Les principales activités du comité seront énoncées dans un calendrier annuel.

SEC File # 82-34911

SEC File # 82-34911

AltaGas

Well connected

AltaGas Income Trust
1700, 355 – 4th Avenue S.W.
Calgary, AB T2P 0J1
Tél. : 403 691-7575
Téléc. : 403 691-7576
www.altagas.ca

SEC File # 82-34911

RAPPORT DE GESTION

RECEIVED

Le rapport de gestion et les états financiers ci-joints sont présentés selon la méthode de la continuité des intérêts communs qui reconnaît AltaGas Income Trust («AltaGas» ou la «Fiducie») comme étant la société remplaçante d'AltaGas Services Inc. («ASI»). Ce rapport de gestion, daté du 8 mars 2007, est une revue des résultats d'exploitation et de la situation de trésorerie et des sources de financement de la Fiducie pour l'exercice terminé le 31 décembre 2006, en regard de 2005. Il doit être lu avec les états financiers consolidés vérifiés ci-joints de la Fiducie et les notes y afférentes pour l'exercice terminé le 31 décembre 2006.

Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Plus particulièrement, ce rapport de gestion contient des énoncés prospectifs concernant, entre autres choses, les objectifs d'affaires, la croissance prévue, les résultats d'exploitation, le rendement, les projets et occasions d'affaires et les résultats financiers. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ces énoncés reflètent les vues actuelles de la Fiducie relativement à des événements futurs basés sur certains facteurs et hypothèses importants, et sont assujettis à certains risques et incertitudes, y compris, sans s'y limiter, des changements à l'égard de la concurrence sur le marché, l'évolution du cadre législatif et réglementaire, les changements de loi fiscale, les conditions économiques générales et d'autres facteurs énoncés dans les documents d'information publique de la Fiducie. De nombreux facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie diffèrent de ceux qui sont décrits dans le présent rapport de gestion, y compris, sans s'y limiter, ceux qui sont décrits ci-dessus. Cette liste de facteurs ne doit pas être considérée comme exhaustive. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux qui sont décrits dans le présent rapport de gestion tels qu'ils ont été prévus, estimés, attendus ou proposés. Il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, sauf si la loi l'exige. Les énoncés prospectifs contenus dans le présent rapport de gestion sont donnés expressément sous réserve de la présente mise en garde.

Le lecteur peut consulter de l'information additionnelle sur AltaGas en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, qui ont été déposés sous la dénomination d'AltaGas Services Inc. avant le 1er mai 2004, y compris le rapport de gestion et les états financiers vérifiés annuels, la notice annuelle, la circulaire de sollicitation de procurations, les avis de changements importants et les communiqués de presse publiés par la Fiducie, peuvent également être consultés dans le site Web de la Fiducie ou directement dans le site de SEDAR, à l'adresse www.sedar.com.

ALTAGAS INCOME TRUST

Les principales entreprises de la Fiducie sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipeline Partnership, ainsi que par PremStar Energy Canada Limited Partnership («PremStar») et ECNG Energy L.P. (collectivement les «filiales actives»). La Fiducie détenait AltaGas Utilities Inc. jusqu'au 17 novembre 2005, date de la scission partielle du secteur Distribution de gaz naturel. Les flux de trésorerie de la Fiducie dépendent uniquement des résultats des filiales actives et sont tirés du bénéfice d'exploitation provenant de la participation d'AltaGas Holding Limited Partnership No. 1 («AltaGas LP #1») dans les sociétés en commandite, des intérêts sur les prêts aux filiales actives et des dividendes ou des rendements du capital découlant des participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'entremise de son conseil d'administration, dont les membres sont élus par la Fiducie à la demande des porteurs de parts, a été mandatée par le fiduciaire de la Fiducie pour gérer ou superviser l'entreprise et les affaires de la Fiducie. AltaGas Ltd. assure la prestation de tous les services de gestion, d'administration et d'exploitation à la Fiducie et à ses filiales.

APERÇU DES ACTIVITÉS ET DE LA STRATÉGIE

AltaGas utilise son infrastructure énergétique et sa connaissance poussée du marché pour acheminer l'énergie depuis sa source jusqu'à l'utilisateur final. L'objectif d'AltaGas est d'augmenter son actif, d'accroître l'efficacité opérationnelle et l'utilisation de son infrastructure énergétique et de relier les composantes de son entreprise énergétique intégrée pour ajouter de la valeur dans l'intérêt des porteurs de parts.

L'entreprise énergétique intégrée d'AltaGas comprend les quatre secteurs d'activité suivants :

- Le secteur Collecte et traitement sur place comprend les réseaux de collecte de gaz naturel et les installations de traitement.
  - Les réseaux de collecte achemine le gaz naturel des puits de production aux installations de traitement;
  - Les installations de traitement retirent certains composants hydrocarbures et impuretés du gaz naturel, en plus de comprimer celui-ci pour qu'il respecte les spécifications opérationnelles des gazoducs en aval pour le transport;
- Le secteur Extraction et transport comprend des usines d'extraction d'éthane et de liquides de gaz naturel (LGN) et des gazoducs de transport de gaz naturel et de condensats.
  - Les usines d'extraction chevauchent les principaux gazoducs de transport de gaz naturel et retraitent le gaz naturel pour en extraire de l'éthane et des LGN et les récupérer;
  - Les gazoducs assurent le transport du gaz naturel et des condensats aux réseaux de distribution, aux utilisateurs finaux ou aux autres gazoducs en aval;

- Le secteur Production d'électricité comprend des centrales alimentées au charbon d'une capacité de production de 353 MW en vertu de contrats d'achat d'électricité, des centrales alimentées au gaz d'une capacité de production de 25 MW en vertu d'un contrat de location et des participations dans deux sociétés en commandite pour le développement de projets éoliens;

- Le secteur Services énergétiques comprend les services de gestion énergétique, les services gaziers et la production pétrolière et gazière.

  – Les services de gestion énergétique (pour les sous-secteurs du gaz naturel et de l'électricité) offrent des services de consultation et de gestion de l'offre, et s'occupe de l'approvisionnement en gaz naturel et en électricité des utilisateurs finaux des secteurs commercial, industriel, agricole et institutionnel;

  – Les services gaziers consistent en l'achat et la revente d'électricité et de gaz naturel, de transport et de stockage de gaz naturel et en la mise en marché de gaz naturel pour le compte de producteurs;

  – AltaGas détient un petit portefeuille d'actifs de production de pétrole et de gaz naturel dont la production est vendue sur le marché au comptant.

STRATÉGIE

Depuis sa création, AltaGas suit avec succès sa stratégie qui consiste à devenir l'une des entreprises énergétiques intégrées les plus importantes du Canada. La stratégie de la Fiducie est d'assurer des bénéfices et flux de trésorerie durables et croissants grâce au développement et à la diversification de ses entreprises, qui misent sur la chaîne de valeur énergétique intégrée. L'intégration de la chaîne de valeur énergétique regroupe la collecte, le traitement, le transport et la mise en marché de gaz naturel, la production et la vente d'électricité et de pétrole depuis sa source jusqu'à l'utilisateur final.

En positionnant la Fiducie de manière stratégique dans la chaîne de valeur énergétique, AltaGas relie les producteurs d'énergie aux utilisateurs d'énergie. AltaGas a élargi son entreprise depuis sa création afin de répondre à la demande croissante de gaz naturel et d'électricité, et a mis au point un portefeuille d'actifs et de services dans les secteurs d'affaires et géographiques dans lesquels elle a des avantages concurrentiels et des compétences.

AltaGas recherche, sur l'ensemble de la chaîne de valeur énergétique, des occasions qui assurent un solide rendement financier et un potentiel de croissance. Malgré le récent recul des prix du gaz naturel, la direction d'AltaGas croit que les régions productrices de gaz naturel d'Amérique du Nord continueront d'avoir besoin d'investissements importants dans le forage et la mise en valeur sur place pour soutenir les niveaux de production nécessaires pour satisfaire la demande à long terme en gaz naturel puisque les marchés de consommation continueront à être en concurrence les uns avec les autres pour l'approvisionnement. La direction estime également que les fondamentaux à long terme du secteur de l'électricité sont forts. La demande d'électricité en Amérique du Nord est censée continuer de croître, affichant un intérêt manifeste pour les énergies renouvelables. En Alberta, l'augmentation marginale de l'approvisionnement, la croissance économique robuste et la fermeture imminente des vieilles centrales thermiques vont probablement faire grimper les prix de l'électricité.

AltaGas détient et exploite une infrastructure énergétique dans les secteurs du gaz naturel et de l'électricité et possède une connaissance approfondie et une expérience poussée des marchés de l'électricité et du gaz dans lesquels elle exerce ses activités. Elle utilise ses actifs et son savoir-faire pour saisir la valeur avec plus d'efficacité et d'efficience, joignant les actifs, l'interdépendance de l'électricité et du gaz naturel et les occasions d'arbitrage liés à ces produits et services pour accroître la valeur dans l'intérêt de ses clients et de ses porteurs de parts.

Les objectifs de la Fiducie sont les suivants :
- développer son infrastructure énergétique et ses entreprises de services par des projets d'expansion et des acquisitions au Canada et dans le nord des États-Unis;
- exploiter les actifs existants et tout actif acquis de manière à engendrer des flux de trésorerie prévisibles stables;
- se concentrer sur des entreprises énergétiques de la chaîne de valeur qui sont diversifiées sur le plan des sources de revenus, des clauses contractuelles, de l'exposition aux cycles de l'industrie et de l'emplacement géographique;
- miser sur la composition actuelle des actifs énergétiques et des services, particulièrement ceux engendrant des flux de trésorerie prévisibles et à long terme, au moyen de contrats de frais du service, à prix forfaitaires et de contrats fondées sur les marges avec une exposition aux prix des biens de consommations minime ou gérée;
- continuer d'évaluer les occasions et d'élargir ses activités intégrées d'une manière qui soit avantageuse pour les porteurs de parts et qui assure des concentrations de risque réduites au minimum.

En 2006, la Fiducie a continué de développer son entreprise énergétique intégrée par des expansions internes et des acquisitions d'actifs pour son infrastructure énergétique. Pour maintenir sa croissance, AltaGas a poursuivi en outre sa stratégie de développement de projets portant sur les énergies renouvelables au Canada et dans la région septentrionale des États-Unis, investissant avec des promoteurs de projets éoliens dans des sociétés en commandite.

FAITS SAILLANTS DE 2006

Au cours de 2006, AltaGas a :
- dégagé un bénéfice net de 114,5 millions de dollars (2,06 $ par part), comparativement à 90,3 millions de dollars (1,67 $ par part) en 2005;
- présenté un BAIIA[1] de 173,1 millions de dollars (3,12 $ par part), en hausse par rapport à 155,5 millions de dollars (2,88 $ par part) en 2005. Le BAIIA comprenait, en 2005, 9,2 millions de dollars de gains tirés des placements dans les parts de Taylor NGL Limited Partnership («Taylor») et 13,0 millions de dollars provenant des activités de Distribution de gaz naturel;
- généré des flux de trésorerie d'exploitation de 146,9 millions de dollars (2,65 $ par part) par rapport à 112,3 millions de dollars (2,08 $ par part) en 2005;
- procuré des fonds provenant de l'exploitation[1] de 161,7 millions de dollars (2,92 $ par part) comparativement à 129,0 millions de dollars (2,39 $ par part) en 2005;
- accru les distributions mensuelles de 6 %, lesquelles sont passées de 0,16 $ à 0,17 $ par part;
- déclaré des distributions au comptant de 110,8 millions de dollars (1,995 $ par part) en 2006, contre 100,0 millions de dollars (1,85 $ par part) en 2005;
- investi 53,3 millions de dollars dans les installations de Collecte et traitement sur place pour accroître la capacité de traitement surtout dans les secteurs où les producteurs sont très actifs et les secteurs de capacité de traitement restreinte;
- annoncé l'agrandissement de 18 mmpc/j du gazoduc de transport de gaz naturel de Cold Lake;

- créé Bear Mountain Wind Limited Partnership («BMWLP») avec Aeolis Wind Power Corporation («Aeolis»). La société en commandite a été l'une des sociétés dont la soumission à l'appel d'offre liée à l'électricité pour de l'exercice 2006 de BC Hydro a été acceptée. Le projet du parc éolien Bear Mountain, d'une capacité de 120 MW, est situé près de Dawson Creek dans le nord-est de la Colombie-Britannique et son exploitation devrait commencer en 2009;
- constitué GreenWing Energy Development Limited Partnership («GEDLP») avec GreenWing Energy Management Ltd. («GreenWing») pour poursuivre la réalisation d'un portefeuille de projets d'électricité en Amérique du Nord offrant une capacité de production potentielle d'environ 800 MW.

[1] Mesure financière non conforme aux PCGR. Se reporter à la rubrique intitulée «Mesures financières non conformes aux PCGR» du présent rapport.

RÉSULTATS CONSOLIDÉS

(en millions de dollars)	**2006**	2005	2004
Produits	**1 362,6**	1 502,3	864,6
Produits nets[1]	**318,9**	296,9	250,4
Bénéfice net	**114,5**	90,3	65,8
BAIIA[1]	**173,1**	155,5	133,4
Bénéfice d'exploitation[1]	**126,7**	108,1	91,6
Total de l'actif	**1 109,6**	1 068,3	1 108,6
Total du passif à long terme	**340,5**	335,5	323,7
Ajouts nets (cessions nettes) d'immobilisations	**70,5**	(139,4)	101,6
Dividendes/distributions déclarés[2,3]	**110,8**	100,0	66,7
Flux de trésorerie			
Liquidités provenant de l'exploitation	**146,9**	112,3	147,7
Flux de trésorerie d'exploitation[1]	**161,7**	129,0	108,6
Encaisse distribuable[1]	**155,6**	121,0	102,2

(en dollars par part)			
Bénéfice net	**2,06**	1,67	1,33
BAIIA[1]	**3,12**	2,88	2,70
Dividendes/distributions déclarés[2,3]	**1,995**	1,85	1,31
Flux de trésorerie			
Liquidités provenant de l'exploitation	**2,65**	2,08	2,99
Flux de trésorerie d'exploitation[1]	**2,92**	2,39	2,20
Encaisse distribuable[1]	**2,81**	2,24	2,07
Parts en circulation (en millions)			
Nombre moyen pondéré de parts en circulation au cours de la période (de base)	**55,5**	54,0	49,4
À la fin de la période	**56,4**	54,6	53,2

[1] Mesure financière non conforme aux PCGR. Se reporter à la rubrique intitulée «Mesures financières non conformes aux PCGR» du présent rapport.

2 Distributions mensuelles déclarées de 0,17 $ par part à compter d'août 2006. De mars 2006 à juillet 2006, des distributions de 0,165 $ par part ont été déclarées chaque mois. D'août 2005 à février 2006, des distributions de 0,16 $ par part ont été déclarées chaque mois. De mai 2004 à juillet 2005, des distributions de 0,15 $ par part ont été déclarées chaque mois. Au cours du premier trimestre de 2004, des dividendes de 0,11 $ par action ont été déclarés.

3 Ne tient pas compte de la distribution d'actions par suite de la scission partielle du secteur Distribution de gaz naturel en novembre 2005, ajoutant une distribution additionnelle hors trésorerie de 0,54 $ la part.

REVUE FINANCIÈRE CONSOLIDÉE 2006

Le bénéfice net pour 2006 a atteint 114,5 millions de dollars (2,06 $ par part), comparativement à 90,3 millions de dollars (1,67 $ par part) en 2005. Cette augmentation est attribuable à la majoration des prix de l'électricité liée aux volumes d'électricité couverts ou non couverts, au recul des coûts de transport de l'électricité, aux différentiels de fractionnement des LGN moindres, à des volumes d'extraction supérieurs et des intérêts débiteurs moins élevés, contrebalancés par des charges d'administration et d'exploitation et d'impôts sur les bénéfices plus élevées.

De plus, la Fiducie a constaté un avantage fiscal au titre des impôts futurs autre qu'en espèces de 6,6 millions de dollars en 2006 en raison d'une baisse des taux d'imposition des sociétés fédéral et de l'Alberta en 2006. Le bénéfice net en 2005 comprenait des apports non récurrents après impôts sur les bénéfices de 7,5 millions de dollars liés au placement de la Fiducie dans les parts de Taylor, l'apport du contrat de la centrale Genesee sur un exercice complet et l'apport découlant de la scission partielle du secteur Distribution de gaz naturel, le 17 novembre 2005.

Dans les secteurs Production d'électricité, Services énergétiques et Extraction et transport, les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et de contraction, reflètent mieux le rendement que les produits étant donné que les variations des prix du marché pour l'électricité et le gaz naturel se répercutent à la fois sur les produits et le coût des produits vendus.

Les produits nets pour 2006 ont atteint 318,9 millions de dollars, comparativement à 296,9 millions de dollars en 2005. Cette augmentation tient surtout des prix plus élevés de la vente d'électricité obtenus et des frais de transport moindres (42,2 millions de dollars), des nouvelles installations, des frais de traitement supérieurs et du recouvrement plus important des coûts d'exploitation du secteur Collecte et traitement sur place (15,1 millions de dollars), des différentiels de fractionnement plus élevés pour les LGN et les plus grands volumes traités dans les activités d'extraction (7,0 millions de dollars), la quote-part du bénéfice de sociétés satellites plus élevée dans le secteur Siège social (3,0 millions de dollars), l'acquisition des actifs et passifs de iQ2 Power Corporation («iQ2») vers la fin de 2005 (2,2 millions de dollars) et des produits nets plus élevés (2,1 millions de dollars) tirés des centrales de pointe alimentées au gaz. L'augmentation des produits nets a été contrebalancée en partie par la scission partielle du secteur Distribution de gaz naturel en novembre 2005 (29,0 millions de dollars), une baisse de volume débité dans le secteur Collecte et traitement sur place (5,2 millions de dollars), l'expiration du contrat d'électricité de Genesee en mars 2006 (2,5 millions de dollars) et un apport moindre des propriétés pétrolières et gazières (1,6 million de dollars). En 2005, les produits nets comprenaient des apports non récurrents de 8,6 millions de dollars liés au placement de la Fiducie dans les parts de Taylor.

Les charges d'exploitation et d'administration pour 2006 se sont élevées à 145,8 millions de dollars, en regard de 141,4 millions de dollars en 2005. L'augmentation est attribuable à la hausse des charges d'administration et de rémunération, à des coûts additionnels liés aux nouvelles installations de collecte et de traitement sur place et à l'acquisition de iQ2. Les hausses ont été compensées en partie par la scission partielle du secteur Distribution de gaz naturel qui avait

présenté des frais d'exploitation et d'administration de 16,0 millions de dollars en 2005. Les frais externes engagés pour satisfaire aux nouvelles exigences d'attestation des Autorités canadiennes en valeurs mobilières visant les émetteurs ont augmenté d'environ 1,0 million de dollars en 2006 par rapport à 2005.

La dotation aux amortissements de 2006 a diminué pour s'établir à 46,4 millions de dollars par rapport à 47,4 millions de dollars en 2005. Cette diminution est attribuable à la scission partielle du secteur Distribution de gaz naturel qui avait constaté une dotation aux amortissements de 6,8 millions de dollars en 2005, contrebalancée en partie par les hausses liées à l'augmentation des immobilisations découlant des acquisitions et des projets d'agrandissement internes, l'amortissement pour épuisement plus élevé des propriétés pétrolières et gazières de la Fiducie et l'amortissement plus élevé liés aux contrats et relations de services énergétiques. Au quatrième trimestre de 2006, AltaGas a constaté une perte de valeur de l'écart d'acquisition de 0,6 million de dollars liée à des placements secondaires.

Les intérêts débiteurs pour 2006 se sont établis à 13,3 millions de dollars, comparativement à 19,1 millions de dollars en 2005. Le recul est attribuable à une baisse des soldes d'endettement moyens (274,1 millions de dollars en 2006, comparativement à 326,1 millions de dollars en 2005) découlant d'un remboursement de 85,4 millions de dollars de dette vers la fin de 2005, en utilisant le produit tiré de la scission partielle du secteur Distribution de gaz naturel, et d'une augmentation des flux de trésorerie d'exploitation. Ont également contribué à la baisse des intérêts débiteurs, des taux d'emprunt moyens moins élevés de 4,9 % en 2006, contre 5,6 % en 2005, surtout en raison du refinancement de la dette à terme à des taux inférieurs en août 2005.

Les recouvrements d'impôts sur les bénéfices se sont élevés à 1,1 million de dollars en 2006, contre 1,3 million de dollars en 2005. Les recouvrements d'impôts sur les bénéfices ont diminué en raison de l'augmentation du bénéfice net avant impôt sur les bénéfices en 2006, contrebalancée en partie par un avantage fiscal au titre des impôts futurs autre qu'en espèces de 6,6 millions de dollars en 2006 découlant d'une baisse des taux d'imposition fédéral et de l'Alberta en 2006. Les impôts sur les bénéfices constatés en 2005 comprenaient aussi une charge de 1,1 million de dollars liée au secteur Distribution de gaz naturel, un rajustement aux titres des soldes d'impôts futurs entraînant un recouvrement de 1,6 million de dollars et un taux d'imposition effectif plus bas en raison du gain en capital sur les placements dans Taylor, constaté en 2005.

La Fiducie s'attend à ce que près de 73 % des distributions au comptant déclarées en 2006 soient imposables et que les 27 % restants soient classés comme remboursement de capital.

REVUE FINANCIÈRE CONSOLIDÉE DE 2005

Le bénéfice net pour l'exercice terminé le 31 décembre 2005 a atteint 90,3 millions de dollars (1,67 $ par part), comparativement à 65,8 millions de dollars (1,33 $ par part), pour l'exercice terminé le 31 décembre 2004. Le bénéfice net a augmenté de 37 % en raison d'un exercice d'exploitation complet des entreprises acquises en 2004, des prix plus élevés de l'électricité obtenus, des gains à la cession de placements, d'une baisse des intérêts débiteurs découlant d'une diminution des soldes d'endettement moyen et des taux d'intérêt, et d'une baisse des impôts sur les bénéfices. Les hausses du bénéfice net ont été annulées en partie par une augmentation des frais d'exploitation et d'administration et de l'amortissement, une progression des frais de transport et de production d'électricité et la scission partielle du secteur Distribution de gaz naturel au quatrième trimestre.

Le bénéfice net pour 2005 comprenait des apports inhabituels après impôts de 7,5 millions de dollars liés au placement de la Fiducie dans Taylor.

Après consolidation, les produits nets pour 2005 se sont établis à 296,9 millions de dollars, une augmentation de 19 % par rapport à 250,4 millions de dollars en 2004. L'augmentation est due à l'incidence de l'exploitation pendant un exercice complet de l'usine d'extraction d'éthane d'Edmonton («UEEE», 10 millions de dollars), acquise au troisième trimestre de 2004, à l'incidence de l'exploitation pendant un exercice complet de PremStar (11 millions de dollars), acquise au quatrième trimestre de 2004, aux prix moyens plus élevés obtenus sur les ventes d'électricité (10 millions de dollars), et aux gains réalisés à la cession des parts de Taylor (9,2 millions de dollars). Dans le secteur Collecte et traitement sur place, des expansions et des acquisitions, la hausse des frais de traitement et l'augmentation de la récupération des frais d'exploitation ont accru les produits nets d'environ 8 millions de dollars. Ces augmentations ont été légèrement compensées par la scission partielle du secteur Distribution de gaz naturel, le 17 novembre 2005 (2 millions de dollars), et par la réduction de la quote-part liée à la diminution de la participation dans le placement dans Taylor.

Les charges d'exploitation et d'administration pour 2005 se sont élevées à 141,4 millions de dollars, en regard de 117,0 millions de dollars en 2004. L'augmentation nette des charges d'exploitation et d'administration de 24,4 millions de dollars est due à la croissance des activités, à la hausse des frais d'exploitation qui sont récupérés auprès des clients, à la progression des frais de transport et de production d'électricité, à la montée des frais de réparation et de maintenance, à l'augmentation des frais généraux du siège social pour soutenir la croissance de la Fiducie et aux frais engagés pour satisfaire aux nouvelles exigences d'attestation des Autorités canadiennes en valeurs mobilières visant les émetteurs. Les augmentations ont été contrebalancées par une baisse des coûts résultant de la scission partielle du secteur Distribution de gaz naturel.

La dotation aux amortissements pour 2005 s'est accrue pour s'établir à 47,4 millions de dollars par rapport à 41,8 millions de dollars en 2004. Cette charge plus élevée découle principalement d'une augmentation des immobilisations résultant des acquisitions et des projets d'agrandissement interne, et d'une hausse de l'amortissement pour épuisement lié aux propriétés pétrolières et gazières de la Fiducie.

Les intérêts débiteurs pour 2005 se sont établis à 19,1 millions de dollars, comparativement à 21,2 millions de dollars en 2004, soit un recul 2,1 millions de dollars. Le recul est attribuable à une baisse des soldes d'endettement moyens (326,1 millions de dollars en 2005, comparativement à 359,6 millions de dollars en 2004) découlant de l'émission d'actions par la Fiducie en juin 2004, au produit lié à la scission partielle le 17 novembre 2005 du secteur Distribution de gaz naturel utilisé pour rembourser 85,4 millions de dollars de dette, et à une augmentation des flux de trésorerie d'exploitation en 2005, partiellement contrebalancé par les intérêts sur un contrat de location-acquisition acquis au cours du troisième trimestre de 2004. Ont également contribué à la baisse des intérêts débiteurs, des taux d'emprunt moyens moins élevés sur les facilités de crédit existantes en raison d'une proportion plus élevée de dette impayée soutenue par des swaps de taux d'intérêt, et des frais d'intérêt réduits liés à l'émission des nouveaux billets à moyen terme émis en août 2005.

Par suite de la conversion d'AltaGas en fiducie de revenu et des intérêts débiteurs intersociétés qui ont en conséquence réduit les impôts sur les bénéfices, la dotation aux amortissements dépasse

l'amortissement fiscal demandé, ce qui donne lieu à une résorption du passif d'impôt futur de la Fiducie.

En 2005, la Fiducie a constaté un recouvrement d'impôts sur les bénéfices de 1,3 million de dollars en regard d'une charge d'impôts de 4,6 millions de dollars en 2004. La diminution de la charge d'impôts reflète la nouvelle situation d'AltaGas en tant que fiducie de revenu pour un exercice complet, comparativement à une période de huit mois en 2004. En outre, la charge d'impôts en 2005 a subi l'incidence d'un rajustement des soldes d'impôts futurs ainsi que d'une charge d'impôts additionnelle liée à la scission partielle du secteur Distribution de gaz naturel. Une charge d'impôts exigibles a été constatée en raison du secteur Distribution de gaz naturel, dont les filiales ont mené leurs activités à titre d'entreprises réglementées en vertu de la réglementation de l'AUB, jusqu'à la scission partielle du secteur en novembre 2005, ainsi que de l'impôt des grandes sociétés pour toutes les filiales de la Fiducie.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, il est fait référence à certaines mesures financières qui n'ont aucune signification normalisée prescrite par les principes comptables généralement reconnus («PCGR») du Canada et qui peuvent ne pas être comparables à des mesures similaires présentées par d'autres entités. Les mesures financières non conformes aux PCGR et leur rapprochement avec les mesures financières conformes aux PCGR sont présentés ci-après. Toutes ces mesures ont été calculées selon l'information déjà publiée.

PRODUITS NETS *(en millions de dollars)*	**2006**	2005	2004
Produits nets	**318,9**	296,9	250,4
Ajouter le coût des produits vendus	**1 043,7**	1 205,4	614,2
Produits (mesure financière conforme aux PCGR)	**1 362,6**	1 502,3	864,6

Les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et de freinte de stock, reflètent mieux le rendement que les produits étant donné que les variations des prix du marché pour le gaz naturel et l'électricité se répercutent à la fois sur les produits et le coût des produits vendus.

BÉNÉFICE D'EXPLOITATION *(en millions de dollars)*		**2006**	2005	2004
Bénéfice d'exploitation		**126,7**	108,1	91,6
Ajouter (déduire) :	intérêts débiteurs	**(13,3)**	(19,1)	(21,2)
	recouvrement (charge) d'impôts sur les bénéfices	**1,1**	1,3	(4,6)
Bénéfice net (mesure financière conforme aux PCGR)		**114,5**	90,3	65,8

Le bénéfice d'exploitation est une mesure de la rentabilité de la Fiducie à partir de ses principales activités d'entreprise avant leur mode de financement ou d'imposition. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration et la dotation aux amortissements des immobilisations.

BAIIA *(en millions de dollars)*		**2006**	2005	2004
BAIIA		**173,1**	155,5	133,4
Ajouter (déduire) :	amortissement et perte de valeur de l'écart d'acquisition	**(46,4)**	(47,4)	(41,8)
	intérêts débiteurs	**(13,3)**	(19,1)	(21,2)
	recouvrement (charge) d'impôts sur les bénéfices	**1,1**	1,3	(4,6)
Bénéfice net (mesure financière conforme aux PCGR)		**114,5**	90,3	65,8

Le BAIIA est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de leur financement, l'amortissement de leurs actifs et les impôts auxquels elles sont assujetties. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration.

FLUX DE TRÉSORERIE D'EXPLOITATION *(en millions de dollars)*	**2006**	2005	2004
Flux de trésorerie d'exploitation	**161,7**	129,0	108,6
Ajouter (déduire) : variation nette du fonds de roulement hors caisse et obligations liées à la mise hors service d'immobilisations réglées	**(14,8)**	(16,7)	39,1
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)	**146,9**	112,3	147,7

La direction et les épargnants utilisent les flux de trésorerie d'exploitation dans leur analyse du rendement des activités d'exploitation, sans tenir compte de la variation du fonds de roulement hors caisse au cours de la période. Les flux de trésorerie d'exploitation, tels qu'ils sont présentés, ne doivent pas être considérés comme interchangeables avec les liquidités provenant de l'exploitation ou avec toute autre mesure des flux de trésorerie définie selon les PCGR. Ils sont calculés d'après les données des états des flux de trésorerie consolidés et correspondent aux liquidités provenant de l'exploitation avant de tenir compte de la variation du fonds de roulement hors caisse et des charges engagées pour régler les obligations liées à la mise hors service d'immobilisations.

ENCAISSE DISTRIBUABLE *(en millions de dollars)*		**2006**	2005	2005
Encaisse distribuable		**155,6**	121,0	102,2
Ajouter (déduire) :	dépenses en capital de maintenance	**6,1**	8,0	6,4
	variation nette du fonds de roulement et obligations liées à la mise hors service d'immobilisations réglées	**(14,8)**	(16,7)	39,1
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)		**146,9**	112,3	147,7

La direction utilise l'encaisse distribuable comme complément des liquidités provenant de l'exploitation pour estimer le montant disponible à des fins de distribution aux porteurs de parts. L'encaisse distribuable correspond aux liquidités provenant de l'exploitation moins les dépenses en capital de maintenance et les obligations liées à la mise hors service d'immobilisations réglées au cours de la période. Les dépenses en capital de maintenance sont engagées pour maintenir la capacité de production des actifs de la Fiducie et ne sont pas engagées de manière uniforme tout au long de l'exercice. L'encaisse distribuable ne constitue pas une mesure financière conforme aux PCGR et elle ne peut pas être garantie. Le calcul par la Fiducie de l'encaisse distribuable peut différer de calculs semblables par d'autres entités.

L'utilisation des termes «BAIIA», «produits nets», «bénéfice d'exploitation», «flux de trésorerie d'exploitation» et «encaisse distribuable» dans le présent document ont le sens qui leur est conféré ci-dessus.

RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

BÉNÉFICE D'EXPLOITATION

(en millions de dollars)	**2006**	2005
Collecte et traitement sur place	**25,4**	24,1
Extraction et transport	**35,2**	30,4
Production d'électricité	**90,9**	48,7
Services énergétiques	**2,8**	5,6
Distribution de gaz naturel	**–**	6,2
Siège social	**(27,6)**	(6,9)
	126,7	108,1

COLLECTE ET TRAITEMENT SUR PLACE

39 % des coûts d'exploitation recouvrés.

Le secteur Collecte et traitement sur place compte 74 installations de collecte et de traitement situées dans 29 zones d'exploitation de l'Ouest du Canada et des Territoires du Nord-Ouest et environ 6 000 km de conduites de collecte en amont des installations de traitement qui assurent la livraison de gaz naturel à des réseaux de gazoducs en aval alimentant les marchés des sociétés de gaz naturel en Amérique du Nord.

AltaGas exploite 71 de ses 74 installations de traitement et dispose d'une capacité de traitement brute globale sous licence brute de 1,0 bpc/j, dont 252 mmpc/j de capacité de traitement de gaz corrosif.

Le réseau de collecte transporte le gaz naturel pour le compte de producteurs de la tête des puits aux installations de traitement où les impuretés et certains composants hydrocarbures sont retirés du gaz naturel en plus de comprimer ce dernier pour qu'il respecte les spécifications

opérationnelles des gazoducs en aval pour son transport vers les marchés de l'énergie intérieurs et étrangers. AltaGas met l'accent sur l'acquisition et l'exploitation d'installations de traitement de gaz naturel mobiles et de plus petite taille, dotées d'une capacité de traitement de moins de 50 mmpc/j, qui la distingue de la plupart de ses concurrents dans l'Ouest du Canada.

Les principaux inducteurs commerciaux du secteur sont le volume débité, les frais de collecte et de traitement et les coûts d'exploitation. Le volume débité est touché par les nouveaux puits raccordés, les puits réactivés, complétés de nouveau et optimisés par les producteurs, et le fléchissement de la production naturelle dans les zones d'exploitation d'AltaGas.

RÉSULTATS D'EXPLOITATION

RÉSULTATS FINANCIERS *(en millions de dollars)*	**2006**	2005
Produits	**139,1**	131,8
Produits nets	**129,7**	120,1
Charges d'administration et d'exploitation	**80,1**	75,3
Dotation aux amortissements	**23,6**	20,7
Perte de valeur de l'écart d'acquisition	**0,6**	–
Bénéfice d'exploitation	**25,4**	24,1

STATISTIQUES D'EXPLOITATION	**2006**	2005
Capacité (mmpc/j)[1]	**1 021**	962
Débit (mmpc/j bruts)[2]	**549**	573
Débit (mmpc/j annuels moyens bruts)[3]	**555**	563
Utilisation de la capacité (%)[3]	**54**	60
Participation directe moyenne (%)[1]	**92**	90

[1] Au 31 décembre.
[2] Moyenne du quatrième trimestre.
[3] Moyenne de la période.

Le bénéfice d'exploitation dans le secteur Collecte et traitement sur place pour 2006 a été de 25,4 millions de dollars, en regard de 24,1 millions de dollars en 2005. L'augmentation est attribuable à la hausse de 2,7 millions de dollars liée aux installations nouvelles, de 2,6 millions de dollars entraînée par la montée des taux et de 2,5 millions de dollars découlant d'un meilleur recouvrement des coûts d'exploitation. Ces progressions sont le résultat direct de la stratégie d'AltaGas de gérer le risque de baisse du volume en acquérant de nouvelles installations, en augmentant les tarifs de traitement et en accroissant le nombre de contrats permettant à AltaGas d'imputer les coûts d'exploitation. Elles ont été contrebalancées en partie en 2006 par la baisse d'activités des producteurs et les interruptions d'activités de tiers à Bantry et à Rainbow Lake (5,3 millions de dollars) qui se sont produites tout au cours de l'exercice, la baisse du volume (2,0 millions de dollars), une augmentation de la dotation aux amortissements de 1,3 million de dollars découlant de l'augmentation des immobilisations et la perte de valeur de l'écart d'acquisition de 0,6 million de dollars liée à un placement secondaire. En 2005, des frais du Siège social de 3,3 millions de dollars ont été imputés au secteur et 0,9 million de dollars ont été constatés au titre d'un ajustement de péréquation positif aux coûts d'exploitation. Après avoir tenu compte de la variation de la répartition des coûts d'exploitation dans le secteur Siège social et d'un rajustement à la hausse de 0,9 million de dollars des coûts, associé à une installation en copropriété en 2005, le bénéfice d'exploitation a diminué de 1,0 million de dollars.

Les volumes moyens en 2006 ont diminué pour s'établir à 555 mmpc/j, en baisse de 8 mmpc/j comparativement à 2005. Cette baisse est attribuable aux volumes réduits de 26 mmpc/j des installations existantes, a été contrebalancée par une augmentation de 18 mmpc/j provenant des nouvelles installations. Le débit du district Sud a diminué de 1 % ou 4 mmpc/j en 2006. L'acquisition de la nouvelle usine Princess a augmenté les volumes de 7 mmpc/j, augmentation contrebalancée par la baisse de débit provoquée par le fléchissement de la production naturelle et le léger recul des activités des producteurs. Le district Sud est demeuré une zone de volumes assez stables en 2006.

Dans le district Nord, le débit a été moins élevé de près de 1 % ou 4 mmpc/j en 2006. L'acquisition des nouvelles usines à Clear Prairie et Clear Hills et l'incidence de l'usine de Blair Creek sur un exercice complet a augmenté le débit de 11 mmpc/j qui contrebalance l'incidence du fléchissement de la production naturelle, le léger recul des activités des producteurs et des difficultés opérationnelles chez des tiers. AltaGas s'attend à ce que le district Nord demeure une zone de possibilités de croissance. Bien qu'AltaGas ait connu une baisse de volume en 2006 par rapport à 2005, les résultats sont demeurés passablement les mêmes grâce à la stratégie axée sur les contrats et la croissance pour annuler l'incidence financière de la baisse de débit.


Installation montée sur une plateforme de Prairie River
COLOMBIE-BRITANNIQUE
ALBERTA
SASKATCHEWAN
EDMONTON
CALGARY
Collecte et traitement sur place d'AltaGas
usine d'extraction d'AltaGas
gazoducs de transport d'AltaGas
principal gazoduc de transport
usine de fractionnement d'AltaGas
acquisition/construction en 2006
agrandissement en 2006

Collecte et traitementsur place d'AltaGasusine d'extraction d'AltaGasgazoducs de transport d'AltaGasprincipal gazoduc de transportusine de fractionnement d'AltaGasacquisition/construction en 2006 agrandissement en 2006

L'utilisation de la capacité en 2006 a atteint 54 %, comparativement à 60 % en 2005. Près de la moitié de cette baisse est attribuable aux interruptions planifiées et non planifiées, surtout à Bantry, aux interruptions en amont d'un producteur de Rainbow Lake et au ralentissement des

activités de forage et de raccordement de puits des producteurs vers la fin de 2006, conjugués au fléchissement de la production naturelle dans certaines zones d'exploitation.

Le reste de la baisse de l'utilisation est imputable au fait que les diminutions de volume ont concordé avec l'achèvement des nouvelles installations et à une capacité sous licence supérieure à la capacité de traitement effective visant à répondre à la demande de capacité de traitement future.

Les produits dans le secteur Collecte et traitement sur place en 2006 se sont établis à 139,1 millions de dollars, comparativement à 131,8 millions de dollars en 2005. Les nouvelles installations ont fourni un apport de 9,4 millions de dollars aux produits en 2006. L'accroissement est également attribuable à l'augmentation des recouvrements des coûts d'exploitation (3,1 millions de dollars) et à la hausse des frais (2,6 millions de dollars), lesquelles ont été contrebalancées en partie par les interruptions d'activités et les temps d'arrêt en amont aux usines de Bantry et de Rainbow Lake (3,2 millions de dollars), la baisse de volume débité (2,0 millions de dollars) et une diminution des produits d'exploitation tirés des produits (3,2 millions de dollars).

Les charges d'exploitation et d'administration dans le secteur Collecte et traitement sur place ont été de 80,1 millions de dollars en 2006, en regard de 75,3 millions de dollars en 2005. L'augmentation est attribuable à des coûts supplémentaires de 5,1 millions de dollars liés aux nouvelles installations, des majorations des coûts généraux d'environ 2,3 millions de dollars, ainsi qu'à la hausse des coûts d'électricité de 0,7 million de dollars. Un ajustement positif de 0,9 million de dollars constaté au premier trimestre de 2005 relativement à une installation en copropriété a également contribué à l'augmentation par rapport aux mêmes périodes de l'exercice précédent. En 2005, des frais du Siège social de 3,3 millions de dollars ont été imputés au secteur. En 2006, 39 % des charges d'exploitation ont été recouvrées au moyen d'ententes de transfert de coûts, comparativement à 30 % en 2005, conformément à la stratégie visant à consolider les rendements financiers dans un contexte de hausse des coûts.

La dotation aux amortissements a augmenté de 2,9 millions de dollars en 2006 par rapport à 2005 en raison des dépenses en immobilisations engagées vers la fin de 2005 et en 2006. En 2006, AltaGas a constaté une perte de valeur de l'écart d'acquisition de 0,6 million de dollars liée à un placement secondaire.

Le bénéfice d'exploitation en pourcentage des produits nets dans le secteur Collecte et traitement sur place en 2006 a été de 20 % en 2006 et 2005. (Se reporter à la rubrique intitulée «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

PERSPECTIVES

En 2006, les prix ont fléchi sur les marchés du gaz naturel en Amérique du Nord. Par conséquent, de nombreux producteurs ont annoncé une réduction de leurs programmes de forage engendrant un ralentissement des activités de raccordement de puits au cours du deuxième semestre de l'année. AltaGas prévoit que l'incidence de la baisse des volumes débités se poursuivra au cours de cette période marquée par le ralentissement des activités de forage et de raccordement de puits. AltaGas s'attend à ce que sa stratégie visant à accroître le pourcentage des coûts d'exploitation passés aux clients, les volumes supplémentaires provenant de ses nouvelles usines et les dispositions contractuelles d'achat ferme atténuent les répercussions du ralentissement des activités de raccordement de puits et du fléchissement de la production naturelle.

Pour 2007, AltaGas prévoit saisir de nouvelles occasions de faire des acquisitions et de mener des travaux d'agrandissement et de construction d'installations de traitement étant donné que les producteurs continuent d'investir dans les activités de forage. AltaGas prévoit investir un capital d'environ 50 millions dans la construction d'installations et l'agrandissement d'installations existantes du secteur Collecte et traitement sur place au cours de cet exercice.

STRATÉGIE ET POSSIBILITÉS COMMERCIALES

Les usines du secteur Collecte et traitement sur place jouent un rôle prépondérant dans la livraison du gaz naturel de la tête des puits au marché des utilisateurs finaux. AltaGas a développé son secteur Collecte et traitement sur place à partir d'une stratégie d'acquisition et de développement unique dans le marché des sociétés de gaz naturel canadiennes.

La stratégie d'AltaGas est la suivante :

- étendre sa portée en Colombie-Britannique et dans le nord de l'Alberta où les producteurs sont très actifs, où il y a moins d'infrastructure, et où les usines de traitement existantes des producteurs sont utilisées à pleine capacité;
- maintenir la souplesse en investissant dans des éléments d'actif mobiles pouvant être facilement et rapidement redéployés dans de nouveaux emplacements, améliorant la flexibilité et la rentabilité de l'exploitation et satisfaisant avec célérité les exigences des producteurs;
- offrir aux clients davantage de possibilités de mise en marché en donnant accès à un ou plusieurs gazoducs de transport de gaz naturel en aval;
- acquérir et maintenir d'importants intérêts économiques directs dans des éléments d'actif pour contrôler l'exploitation, maximiser les efficiences et maintenir ou accroître l'excellence opérationnelle et réduire les coûts d'exploitation;
- réduire l'ensemble des risques d'entreprise par la diversification des emplacements et de la clientèle et par des dispositions contractuelles portant notamment sur des engagements de débit minimum pour assurer l'investissement;
- acquérir des actifs sous-utilisés recelant un potentiel d'amélioration par augmentation de leur débit;
- construire des installations pour satisfaire la demande des producteurs dans de nouvelles zones d'exploration;
- construire ou acquérir et brancher des installations complémentaires visant à créer d'importants complexes d'installations.

80 % des installations sont montées sur des plateformes.

AltaGas cherche à accroître l'utilisation de ses installations par les moyens suivants :

- augmenter le débit en travaillant en étroite collaboration avec les producteurs qui mettent en valeur des champs gaziers nouveaux et existants;
- offrir des modalités contractuelles souples et un accès équitable à tous les producteurs dans les régions où AltaGas exerce ses activités;
- améliorer les efficiences opérationnelles au moyen de regroupements et d'agrandissements d'usines.

AltaGas complète son secteur Collecte et traitement sur place par des investissements, dans les gazoducs de transport et les usines d'extraction, ainsi que par son entreprise de services énergétiques. AltaGas améliore la valeur de l'infrastructure de collecte et de traitement en offrant

une gamme de services intégrés comme le transport de gaz naturel, l'extraction de LGN et de gaz naturel et la mise en marché des LGN pour ses clients.

Le secteur Collecte et traitement sur place d'AltaGas est bien placé pour tirer profit des besoins actuels et futurs en matière de collecte et de traitement de ses clients. En plus de son réseau d'environ 6 000 km de conduites de collecte, de sa capacité de traitement considérable, de son potentiel d'expansion ainsi que de l'accès à des conduites de transport en aval qui offrent aux clients des possibilités de mise en marché diversifiée, près de 80 % des installations de compression sont montées sur des plateformes, ce qui permet à AltaGas de les déplacer rapidement et à un coût abordable pour répondre aux besoins changeants de traitement de ses clients.

Les zones existantes de collecte et de traitement sur place sont généralement entourées de réseaux de collecte et de traitement se voisinant ou se chevauchant. Au fur et à mesure qu'AltaGas a pris de l'essor, les occasions d'expansion par le raccordement de nouveaux puits et la construction ou l'achat d'installations et de réseaux avoisinants ont augmenté. La mise en valeur de nouvelles zones est en grande partie attribuable aux programmes de forage de la clientèle existante et croissante d'AltaGas. À l'heure actuelle, la majeure partie des infrastructures de collecte et de traitement dans l'ouest du Canada est toujours détenue par des producteurs de pétrole et de gaz. AltaGas est d'avis que ses solides compétences opérationnelles et sa pénétration massive du marché créent des occasions de travailler avec des entreprises d'exploration et de production afin d'offrir des services de collecte et de traitement sur place, permettant ainsi aux producteurs de concentrer sur les activités d'exploration et de production.

AltaGas maintient un profil de risque prudent notamment en se concentrant sur des acquisitions qui crée une valeur pour les porteurs de parts et en s'abstenant de faire des opérations qu'elle estime surévaluées et peu susceptibles d'accroître le bénéfice net à long terme. L'industrie des intermédiaires a été marquée ces dernières années par des acquisitions à des prix correspondant à des multiples de bénéfice élevés pour les actifs de collecte et de traitement sur place. En raison de cette conjoncture, AltaGas s'est concentrée sur la construction d'installations et sur l'agrandissement de ses installations existantes plutôt que de faire des acquisitions. Toutefois, étant donné le recul des prix du gaz naturel en 2006 et du ralentissement des activités de forage qui a commencé au deuxième semestre de 2006, il se peut que l'occasion d'acquérir des installations existantes supplémentaires se présente, car les producteurs se concentrent sur le forage plutôt que sur des activités secondaires comme le traitement.

GESTION DU RISQUE

Les installations de collecte et de traitement d'AltaGas traitent ou transportent du gaz naturel provenant du bassin sédimentaire de l'Ouest canadien. Le débit à ces installations dépend de divers facteurs, notamment le degré d'exploration et de mise en valeur du bassin sédimentaire de l'Ouest canadien, les approvisionnements à long terme et les inducteurs de la demande qui se répercutent sur le prix du gaz naturel à plus long terme et le cadre réglementaire régissant les activités des sociétés du marché du gaz naturel. Par conséquent, AltaGas peut être exposée à une baisse de trésorerie et de rentabilité découlant du fléchissement de la production naturelle et de la montée des coûts d'exploitation. AltaGas gère son exposition au risque financier dans le secteur Collecte et traitement sur place suivant les stratégies décrites ci-après.

Risques	Stratégies et capacité organisationnelle pour atténuer les risques	Indicateurs et réalisations
Baisses de volume dans le bassin sédimentaire de l'Ouest canadien	• Dispositions contractuelles visant, entre autres, l'achat ferme, le recouvrement du capital, la zone d'intérêt réciproque, la concession géographique avec droit de désengagement lié à l'économie, la durée et le type de services, les engagements d'investissement fermes.	• De nombreux nouveaux contrats en 2006 comportaient des dispositions d'achat ferme.
	• AltaGas possède de vastes réseaux de collecte et des installations de traitement mobiles et elle peut rapidement déployer des actifs pour les activités de forage et la variation de débit des clients.	• Les produits tirés des achats fermes ont totalisé 2,2 millions de dollars en 2006.
		• 28 des 29 zones d'exploitation disposent de modalités contractuelles relatives à des zones d'intérêt réciproque. • Près de 80 % des installations de compression sont montées sur des plateformes. • En 2006, la capacité de traitement de trois usines a été augmentée, totalisant 25 mmpc/j, celle de Prairie River ayant été augmenté à 10 mmpc/j en utilisant du matériel redéployé.
	• Augmentation de la diversité sur le plan géographique et de la clientèle pour réduire l'exposition à un client ou à une zone du bassin sédimentaire de l'Ouest canadien en particulier.	• Plus de 260 clients, dont l'apport de chacun au produits nets du secteur Collecte et traitement sur place n'a pas dépassé 6 % en 2006.
	• Percée dans des créneaux d'activités intenses des producteurs, dotés	• Les dix clients les plus importants ont fourni 13 % des produits nets consolidés

	d'installations de traitement à capacité limitée ou pleinement utilisée.	totaux en 2006. • 74 installations de traitement de gaz naturel de 29 zones d'exploitation dans le bassin sédimentaire de l'Ouest canadien sur le territoire de trois provinces. • Acquisition de la nouvelle installation de traitement de gaz corosif de Clear Hills d'une capacité de 10 mmpc/j et de 16 kilomètres de conduites de collecte de gaz corosif associées dans le nord-ouest de l'Alberta.
Augmentation des coûts d'exploitation	• Dispositions contractuelles permettant de recouvrer les coûts d'exploitation réels. • Acquérir d'importants intérêts économiques directs dans des éléments d'actif pour contrôler l'exploitation, maximiser les efficiences et satisfaire la demande et le débit des clients.	• 76 % des contrats sont indexés à l'indice des prix de consommation de l'Alberta • 39 % des coûts d'exploitation ont été recouvrés en 2006, contre 30 % en 2005. • La moyenne des intérêts économiques directs dans des éléments d'actif s'est établie à 92 %. • Exploitation de 71 des 74 installations de collecte et de traitement sur place.
Variation des prix du gaz naturel	• Structure de redevances à façon non tributaire du prix des marchandises; produits d'exploitation tributaires des volumes traités.	• La plupart des contrats de traitement comportent des structures tarifaires fondées sur le service volumétrique, en fonction d'un tarif par mpc de débit.
Environnement et sécurité	• AltaGas possède des systèmes de gestion environnementale et de sécurité éprouvés qu'elle cherche à améliorer constamment.	• L'usine de Princess s'est dotée d'un système d'injection de gaz sulfureux ne causant presque aucune émission de dioxyde de carbone et de dioxyde de soufre. • Récipiendaire du prix *Alberta 2005 Best Safety*

Award de l'Alberta Human Resources and Employment Work Safe. Ce prix n'est décerné qu'à 350 employeurs de l'Alberta dont le nombre total dépasse 128 000 entreprises.

EXTRACTION ET TRANSPORT

Contrats à long terme offrant une stabilité de revenus pour la plupart de volumes.

Le secteur Extraction et transport comprend des participations dans quatre usines d'extraction d'éthane et de liquides de gaz naturel, cinq réseaux de gazoducs de transport de gaz naturel et un gazoduc de condensats.

EXTRACTION

AltaGas possède une capacité de traitement par l'entremise de ses participations dans deux usines d'extraction à Empress, en Alberta, une usine d'extraction à Joffre, en Alberta, et une usine d'extraction à Edmonton, en Alberta. AltaGas exploite l'usine d'Edmonton.

Les intérêts économiques directs d'AltaGas dans ces usines d'extraction assurent des produits d'exploitation stables liés au prix forfaitaire ou au coût du service ainsi que des produits d'exploitation fondés sur les marges. L'installation de fractionnement au champ de Bantry d'AltaGas fait aussi partie du secteur de l'extraction. La capacité nette d'entrée de gaz brut d'AltaGas à ces usines était de 554 mmpc/j au 31 décembre 2006. Les services de fractionnement à Bantry sont fournis à un tarif par m^3 de produit traité.

La valeur de l'extraction de l'éthane et des LGN est tributaire de la différence entre la valeur de l'éthane, du propane, du butane et des pentanes plus comme produits vendables distincts et leur valeur en tant qu'éléments constitutifs du débit du gaz naturel. Cet écart est souvent désigné par l'expression «différentiel de fractionnement». Si les composantes ne sont pas extraites, elles sont vendues comme du gaz naturel pour leur valeur calorifique au prix courant du gaz naturel. Sous forme d'éthane et de LGN, les composantes sont vendues à des prix supérieurs faisant état de la valeur supérieure de chacun des produits individuels.

Les propriétaires d'installations d'extraction ont le droit d'extraire des liquides du débit de gaz naturel soit directement en qualité de propriétaire du gaz, soit aux termes de contrats d'extraction de gaz. Aux termes d'une entente commerciale type, le propriétaire d'une usine d'extraction d'éthane et de LGN contracte avec les expéditeurs sur un réseau de transport de gaz pour obtenir le droit d'extraire l'éthane et les LGN du gaz naturel de l'expéditeur. En retirant l'éthane et les LGN, l'usine d'extraction extrait en fait ou réduit une partie de l'énergie contenue dans le gaz naturel de l'expéditeur. Le propriétaire de l'usine d'extraction verse à l'expéditeur un paiement relatif à l'énergie extraite, sinon il remplace l'énergie extraite afin de garder entier le volume de l'expéditeur. Le gaz ainsi acheté est désigné en tant que volume de compensation de retrait. Les modalités des contrats d'extraction peuvent prévoir un traitement ferme ou interruptible et peuvent être d'une durée mensuelle ou de plusieurs années. À l'heure actuelle, la majorité des contrats d'extraction d'AltaGas sont des ententes d'une durée de plusieurs années.

Les principaux inducteurs commerciaux des activités d'extraction sont les volumes d'éthane et de LGN produits, lesquels sont tributaires de l'approvisionnement en gaz contractuel et la production d'éthane et de LGN qui en découle, et les modalités financières des contrats sous-jacents en vigueur.

TRANSPORT

AltaGas possède cinq réseaux de gazoducs de transport de gaz naturel et un gazoduc de condensats. Le réseau de transport de gaz naturel de Suffield, situé dans le sud-est de l'Alberta et doté d'une capacité de 400 mmcp/j, contribue pour 75 % des produits nets de transport. La plus grande partie de la capacité du réseau de Suffield est actuellement achetée par EnCana aux termes d'engagements de transport et de volumes fermes qui expireront en 2022 et seront renouvelables annuellement par la suite. Les engagements de volumes devraient augmenter annuellement, passant d'environ 360 000 GJ/j en 2006 à environ 406 000 GJ/j en 2010, pour ensuite décliner.

Les autres principaux gazoducs sont ceux du réseau de transport de gaz naturel de Cold Lake qu'AltaGas possède et exploite et qui comportent 39 points de réception et 36 points de livraison (dont quatre interconnexions de gazoducs). Le gazoduc de Porcupine Hills, situé dans le sud-ouest de l'Alberta, est un gazoduc à expéditeur unique de condensats. Le contrat de Porcupine Hills échoit le 30 juin 2007 et devrait être prorogé selon les mêmes modalités.

Les principaux inducteurs commerciaux des composantes de transport sont les produits tirés des frais établis selon les volumes contractuels et la capacité de transport permettant de satisfaire aux exigences croissantes et nouvelles des clients en matière d'expédition du gaz vers le marché.

RÉSULTATS D'EXPLOITATION

RÉSULTATS FINANCIERS *(en millions de dollars)*	**2006**	2005
Produits	**149,1**	181,3
Produits nets	**63,2**	58,0
Charges d'administration et d'exploitation	**20,3**	20,1
Dotation aux amortissements	**7,7**	7,5
Bénéfice d'exploitation	**35,2**	30,4

STATISTIQUES D'EXPLOITATION	**2006**	2005
Capacité d'amenée (mmpc/j)[1]	**554**	539
Volume d'extraction (b/j)[2]	**19 696**	19 357
Volumes transportés (mmpc/j)[2, 3]	**400**	432

[1] Au 31 décembre.
[2] Moyenne de la période.
[3] Exclut les volumes du condensat du gazoduc.

Le bénéfice d'exploitation dans le secteur Extraction et transport en 2006 s'est établi à 35,2 millions de dollars en regard de 30,4 millions de dollars en 2005. Cette augmentation était attribuable principalement à la hausse des différentiels de fractionnement et aux volumes de traitement accrus des LGN dans le secteur de l'extraction. Environ 93 % du total des volumes d'extraction d'AltaGas en 2006 a été traité en vertu d'ententes à long terme au prix forfaitaire ou au coût du service, comparativement à 95 % en 2005. Les volumes résiduels sont assujettis aux différentiels de fractionnement des LGN, permettant à AltaGas de tirer parti des différentiels de

fractionnement des LGN historiquement élevés, atteignant environ 18,50 $/b en 2006, contre près de 9,50$/b en 2005. Le pourcentage du total des volumes d'extraction exposé aux différentiels de fractionnement a légèrement progressé en 2006 en raison de la meilleure utilisation des installations comparativement à 2005, entraînant la vente des LGN supplémentaires aux prix du marché. Au cours des quatre derniers exercices, AltaGas a réalisé un différentiel de fractionnement moyen d'environ 10 $/b.

Le débit des gazoducs dans le cadre des activités de transport a peu d'incidence sur l'ensemble des résultats financiers en raison des ententes contractuelles fondées sur le coût du service et des contrats d'achat ferme en vigueur. Sur le réseau de Suffield, le principal expéditeur paie AltaGas en fonction de la quantité contractuelle quotidienne (QCQ). Lorsque les volumes annuels expédiés sont inférieurs à la QCQ annualisée (insuffisance des volumes), l'expéditeur n'est pas remboursé, et AltaGas crédite l'insuffisance à un compte d'insuffisance. Si une quantité de l'expéditeur dépasse au cours d'un exercice la QCQ et s'il existe un compte d'insuffisance, l'expéditeur peut constater dans ce compte un montant au titre de l'excédent équivalant à 10 % de la QCQ annualisée afin de réduire le solde de ce compte. Les montants de l'insuffisance échoient cinq ans après l'exercice au cours duquel ils ont été constatés, et AltaGas n'engage aucuns frais supplémentaires sur les prélèvements du compte d'insuffisance. En 2006, AltaGas a reporté 0,8 million de dollars des produits au titre de l'obligation en cours en vertu de cette entente. En 2005, aucun produit n'a été reporté du fait que l'expéditeur a transporté un volume dépassant le seuil représenté par la QCQ annualisée. Se fondant sur les volumes actuels et prévus du réseau de Suffield, AltaGas prévoit que ce report sera contrepassé d'ici 2011.

En 2006, les volumes de transport ont diminué, passant de 432 mmpc/j à 400 mmpc/j, étant donné la baisse de livraisons des expéditeurs, principalement sur les réseaux de transport de Suffield et de Cold Lake. Par conséquent, le bénéfice d'exploitation des activités de transport a reculé en 2006 en raison du report de 0,8 million de dollars lié à l'insuffisance des volumes crédités au compte de l'expéditeur au cours de l'exercice. Dans l'ensemble, les volumes d'AltaGas sont transportés en vertu d'ententes contractuelles fondées sur le coût du service ou des contrats d'achat ferme qui procurent des sources de revenus stables.


Installation montée sur une plateforme de Prairie River
COLOMBIE-BRITANNIQUE
ALBERTA
SASKATCHEWAN
EDMONTON
CALGARY
Collecte et traitement sur place d'AltaGas
usine d'extraction d'AltaGas
gazoducs de transport d'AltaGas
principal gazoduc de transport
usine de fractionnement d'AltaGas
acquisition/construction en 2006
agrandissement en 2006

Collecte et traitementsur place d'AltaGasusine d'extraction d'AltaGas usine de fractionnement d'AltaGas gazoducs de transport d'AltaGas principal gazoduc de transport acquisition en 2006 agrandissement en 2006

Les volumes moyens d'éthane et de LGN ont augmenté pour s'établir à 19 696 b/j en 2006, comparativement à 19 357 b/j à l'exercice précédent. Les volumes ont augmenté surtout en raison de l'incidence, sur un exercice complet, de l'exploitation selon un mode de récupération de l'éthane plus élevé à l'une des installations d'extraction d'Empress et des plus grands volumes de

gaz naturel traités aux installations d'Empress en collaboration avec le secteur Services énergétiques.


PRODUCTION NETTE DES USINES D'EXTRACTION
3,4
7,4
13,4
19,4
19,7
0

Les produits dans le secteur Extraction et transport en 2006 se sont établis à 149,1 millions de dollars, contre 181,3 millions de dollars en 2005. La diminution découle surtout des contrats d'achat associés au remplacement du gaz de contraction dans les activités d'extraction en 2005.

En 2006, les produits nets ont atteint 63,2 millions de dollars en regard de 58,0 millions de dollars en 2005, surtout en raison des différentiels de fractionnement des LGN plus élevés tout au long de l'exercice et des plus grands volumes d'extraction au cours du deuxième semestre de l'exercice. Les différentiels de fractionnement des LGN plus élevés ont fourni un apport de 3,7 millions de dollars, les plus grands volumes d'éthane et de LGN au cours du deuxième semestre de l'exercice ont contribué pour 3,3 millions de dollars et l'augmentation du recouvrement des coûts d'exploitation a fourni un apport de 0,7 million de dollars à l'accroissement des produits nets en 2006. L'accroissement des produits nets tirés des activités d'extraction a été contrebalancé en partie par la baisse des produits dégagés des activités de transport découlant de l'insuffisance des volumes sur le réseau de Suffield et d'une baisse de recouvrement des coûts.

Les charges d'exploitation et d'administration dans le secteur Extraction et transport en 2006 ont été de 20,3 millions de dollars, comparativement à 20,1 millions de dollars en 2005. L'augmentation tient principalement à la hausse des coûts d'exploitation de l'entreprise d'extraction, qui ont été recouvrés, et des charges administratives. Cette hausse a été cependant contrebalancée en partie par la baisse des coûts d'exploitation de l'entreprise de transport en 2006 comparativement à 2005. En 2005, les charges d'exploitation ont été supérieures en raison des dommages causés au gazoduc de Porcupine Hills par les intempéries, ces charges ayant été recouvrées auprès de l'expéditeur, et de la hausse des frais engagés relativement aux exigences de l'Office national de l'énergie.

La dotation aux amortissements dans le secteur Extraction et transport en 2006 a peu changé, s'établissant à 7,7 millions de dollars, comparativement à 7,5 millions de dollars en 2005.

En 2006, le bénéfice d'exploitation correspondait à 56 % des produits nets du secteur Extraction et transport, comparativement à 52 % en 2005. Cette augmentation est attribuable principalement à la hausse des différentiels de fractionnement et aux volumes de traitement accrus des LGN dans le secteur de l'extraction. (Se reporter à la rubrique intitulée «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

PERSPECTIVES

Le secteur Extraction et transport devrait continuer d'afficher une solide performance et des rendements prévisibles et stables grâce aux ententes contractuelles en vigueur. Dans le cadre des activités d'extraction, le projet de récupération d'éthane améliorée à l'UEEE a été achevé en janvier 2007 et a accru de 800 b/j la capacité de production de l'éthane. L'incidence de la production tirée du projet de récupération d'éthane améliorée au cours d'un exercice complet et l'augmentation de la participation dans l'une des usines d'Empress devraient contribuer au bénéfice à compter du premier trimestre de 2007. En 2007, les différentiels de fractionnement des

LGN sont censés diminuer et avoisiner leur moyenne historique, se fondant sur le prix du gaz naturel actuel et les prévisions de prix des produits. Toutefois, la meilleure utilisation des installations d'Empress pourrait atténuer, le cas échéant, l'incidence de la baisse des différentiels de fractionnement.

Les résultats des activités de transport sont censés diminuer légèrement par rapport à 2006 étant donné qu'AltaGas ne prévoit pas que les produits seront reportés en raison des volumes de transport actuel sur le réseau de Suffield. Si les volumes annuels étaient moindres que la QCQ annualisée, AltaGas reporterait les produits jusqu'à ce que des prélèvements soient effectués sur le compte d'insuffisance ou jusqu'à ce qu'il ne soit plus possible d'en faire. L'expansion du gazoduc de Cold Lake devrait être achevée au plus tard le 1er mai 2007 et avoir une incidence positive sur les bénéfices dès sa mise en exploitation.

STRATÉGIE ET POSSIBILITÉS COMMERCIALES

La stratégie du secteur Extraction et transport d'AltaGas est la suivante :

- maintenir des flux de trésorerie stables au moyen d'ententes commerciales comportant des modalités à long terme relatives au prix forfaitaire ou au coût du service et des engagements de volumes de la part des producteurs;
- accroître l'utilisation de l'usine d'extraction et du réseau de transport et agrandir les installations actuelles;
- acquérir et mettre en valeur de nouvelles installations et augmenter les intérêts économiques directs dans des installations détenues en partie;
- donner un effet de levier à l'infrastructure d'extraction et de transport en offrant des forfaits comprenant les services de mise en marché, de gestion du transport et de traitement en collaboration avec les secteurs Services énergétiques et Collecte et traitement sur place.

Les principaux inducteurs commerciaux des activités d'extraction sont les volumes d'éthane et de LGN produits, lesquels sont tributaires du volume de gaz naturel traité, la composition du gaz naturel, l'efficience de la récupération de l'usine d'extraction et le temps d'utilisation de l'usine. Les possibilités de croissance des activités d'extraction peuvent découler des modifications apportées aux usines pour rehausser les produits récupérés dans les usines où AltaGas détient déjà une participation, de l'acquisition d'une participation dans une usine d'extraction existante ou de la construction d'installations et la hausse du débit au moyen de contrats d'extraction supplémentaires. Les occasions relatives aux usines d'extraction se traduisent généralement par des contrats à long terme à faible risque de traitement de l'éthane fondés sur le coût du service, conclus avec des producteurs d'éthylène de l'Alberta; des ententes à long terme à faible risque fondées sur des frais de traitement fixes des LGN; et un faible pourcentage de ventes à court terme de LGN en fonction d'un indice à Edmonton ou aux États-Unis.

Les principaux inducteurs des composantes du transport sont les produits tirés des frais de transport établis en fonction des volumes contractuels et de la capacité de transport pour répondre aux exigences croissantes et nouvelles des clients en matière de transport du gaz vers le marché. Étant donné le caractère intégré des activités d'AltaGas, les services de transport sont souvent offerts avec les services de collecte et de traitement, de mise en marché du gaz naturel et d'extraction d'AltaGas. AltaGas travaille avec des clients en vue de créer des solutions de transport dans des zones où la capacité des gazoducs est limitée ou indisponible. Dans sa recherche d'occasions, AltaGas se concentre sur les ententes contractuelles à long terme fondées sur le coût du service.

GESTION DU RISQUE

Les installations d'extraction et de transport d'AltaGas traitent ou transportent du gaz naturel et des condensats provenant du bassin sédimentaire de l'Ouest canadien. Le débit à ces installations dépend de divers facteurs, notamment l'approvisionnement en gaz naturel, la capacité des producteurs de gaz naturel à livrer le gaz naturel aux divers réseaux de gazoducs et aux installations de traitement, l'évolution du prix du gaz naturel à plus long terme, l'envergure de la demande de l'éthane et des LGN et le cadre réglementaire régissant les activités des sociétés du marché du gaz naturel. La composante extraction est tributaire de la composition du gaz naturel et de la différence entre la valeur de l'éthane, du propane, du butane et des pentanes plus comme produits vendables distincts et leur valeur en tant qu'éléments constitutifs du débit du gaz naturel. AltaGas gère son exposition au risque financier dans le secteur Extraction et transport suivant les stratégies décrites ci-après.

Risques	Stratégies et capacité organisationnelle pour atténuer les risques	Indicateurs et réalisations
Baisse du débit à long terme et variabililité de la composition du gaz	• Dispositions contractuelles visant les engagements d'investissement fermes. • Contrat à long terme non tributaire du volume.	• La durée de la plupart des contrats est de plusieurs années. • 75 % de la production des LGN est couverte par des ententes à long terme au prix forfaitaire. • La production d'éthane est vendue en vertu de contrats à long terme au coût du service ou au prix forfaitaire.
	• Collaborer avec le secteur Services énergétiques pour accroître les volumes grâce aux usines d'extraction.	• En 2006, le volume a augmenté de 30 mmpc/j à l'une des installations d'extraction d'Empress par suite d'un approvisionnement en gaz naturel fourni par le secteur Services énergétiques. • 96 % des contrats de transport sont fondés sur le coût du service ou l'achat ferme.
	• Apporter des modifications aux usines pour augmenter la récupération de produits et améliorer l'utilisation.	• Début d'un projet de 2,2 millions de dollars visant à accroître la capacité de traitement et la récupération d'éthane à l'usine d'extraction d'Edmonton. Les changements devraient augmenter la production d'éthane de l'usine d'environ

	• Agrandissement des installations existantes ou acquisition ou construction d'installations.	10 % en rythme annuel, soit un ajout de 800 b/j d'éthane. • Annonce de l'agrandissement du réseau de transport de gaz naturel de Cold Lake de 18 mmpc/j pour desservir BlackRock Ventures Inc., filiale de Shell Canada.
Variation des prix des marchandises	• Obtention de contrats dont la durée et les frais de traitement ne sont pas tributaires du prix des marchandises et comportant des modalités relatives aux structures tarifaires ou au coût du service.	• 75 % de la production des LGN est couverte par des ententes à long terme au prix forfaitaire. • Seulement 7 % du volume total d'extraction a été exposé aux différentiels de fractionnement en 2006. • La production d'éthane est vendue en vertu de contrats à long terme au coût du service ou au prix forfaitaire. • Si la production n'est pas rentable, les LGN sont réinjectés ou les activités d'extraction sont réduites ou suspendues. • Les activités de transport ne sont pas touchées par la variation des prix des marchandises.
Augmentation des coûts d'exploitation	• Acquérir d'importants intérêts économiques directs dans des éléments d'actif pour contrôler et optimiser l'exploitation et maximiser les efficiences.	• Un nombre important de contrats fondés sur le coût du service permettent le recouvrement des coûts d'exploitation.
	• Structure tarifaire permettant de recouvrer les coûts d'exploitation réels.	• Certains contrats d'extraction permettent le recouvrement de certains coûts d'exploitation, y compris le gaz de contraction attribuable à cette production.

Environnement et sécurité	• AltaGas possède des systèmes de gestion environnementale et de sécurité éprouvés qu'elle cherche à améliorer constamment.	• Le prolongement de l'itinéraire de Cold Lake réduit l'incidence sur l'environnement dans un secteur historique suscitant un grand intérêt.

PRODUCTION D'ÉLECTRICITÉ

87 %
d'augmentation du bénéfice d'exploitation.

Altagas possède 378 megawatts («MW») de la capacité de production d'électricité totale de l'Alberta par l'entremise de sa participation de 50 % dans les EAE de Sundance B et d'un contrat de location-acquisition visant 25 MW de la capacité de pointe de production d'électricité alimentée au gaz.

La capacité de production d'électricité de 378 MW d'Altagas répondait à environ 5 % de la demande d'électricité en Alberta au 31 décembre 2006. Le secteur Production d'électricité œuvre principalement dans la vente d'électricité et les services auxiliaires sur le marché de gros de l'Alberta, par la répartition et la vente de l'électricité produite à la centrale de Sundance alimentée au charbon et à une installation de capacité de pointe de production alimentée au gaz naturel.

Les EAE ont été créées en 1999 en vertu du programme de déréglementation de l'industrie énergétique en Alberta. Les EAE ont été établies afin de dissocier la propriété des biens de production d'énergie du contrôle de leur production. La participation de 50 % dans les EAE de Sundance B donne à AltaGas le droit à la cible prescrite de 86 % de la capacité nominale des centrales de Sundance B et des services auxiliaires jusqu'au 31 décembre 2020.

Les résultats du secteur Production d'électricité sont tributaires dans une grande mesure de la disponibilité cible, des prix faisant l'objet de couverture (au titre d'une partie de la capacité couverte) et des prix au comptant en Alberta (au titre de la partie de la capacité non couverte). La relation entre la production, le prix au comptant et le coût des produits vendus est stipulée dans les EAE. En général, AltaGas reçoit une compensation lorsque la production d'électricité est inférieure aux niveaux cibles d'après un taux fondé sur le prix du Pool moyen au comptant sur les 30 jours précédents (le «Pool moyen»). De la même manière, si la production dépasse le niveau cible des EAE, AltaGas est tenue de verser au propriétaire de la centrale, TransAlta Corporation («TransAlta»), une compensation financière fondée sur la différence entre les volumes de production et la disponibilité cible, multipliée par le prix du Pool moyen. Cette vulnérabilité financière peut être soit positive, soit négative, dépendamment de la différence entre le prix au comptant en Alberta et le prix du Pool moyen . Une grande part du coût des produits vendus consiste en des coûts fixes et des coûts d'exploitation variables payés à TransAlta ainsi que des coûts variables de transport et des frais de négociation du Pool de l'Alberta Power.

La capacité de production d'électricité alimentée au gaz a été acquise en vertu d'un contrat de location-acquisition, d'une durée de 10 ans, qui est entré en vigueur le 1er septembre 2004, et comprend une option exerçable à la fin de la durée initiale pour prolonger la durée de 15 ans ou pour acheter les actifs. En vertu de ce contrat, AltaGas paie des charges d'exploitation et de maintenance variables mensuelles et des frais liés à la capacité. Le secteur Services énergétiques

gère le besoin en gaz, et les unités sont réparties depuis le centre de commande à l'UEEE. Cette capacité de production de 25 MW d'électricité alimentée au gaz naturel procure de la diversité côté combustible aux activités d'électricité d'AltaGas et un soutien partiel lors des pannes à Sundance. De plus, en raison de leur grande capacité d'accélération, les usines de pointe dégagent des produits tirés de la vente d'électricité et des services auxiliaires.

Les principaux inducteurs commerciaux du secteur Production d'électricité sont les prix de vente d'électricité faisant l'objet de couverture, les prix au comptant reçu au titre de la partie de la capacité non couverte du portefeuille des installations électriques, la quantité d'électricité produite à la centrale de Sundance et la capacité d'AltaGas de maximiser ses bénéfices par la vente d'électricité et les services auxiliaires de l'installation de pointe alimentée au gaz.

RÉSULTATS D'EXPLOITATION

RÉSULTATS FINANCIERS *(en millions de dollars)*	**2006**	2005
Produits	**199,4**	189,2
Produits nets	**99,6**	57,8
Charges d'administration et d'exploitation	**1,3**	1,8
Dotation aux amortissements	**7,4**	7,3
Bénéfice d'exploitation	**90,9**	48,7

STATISTIQUES D'EXPLOITATION	**2006**	2005
Volume d'électricité vendue (en milliers de MWh)	**2 878**	3 466
Prix moyen reçu à la vente d'électricité ($/MWh)[1]	**69,26**	54,59
Prix au comptant moyen de l'Alberta Power Pool ($/MWh)	**80,48**	70,19

[1] Moyenne de la période.

En 2006, le bénéfice d'exploitation dans le secteur Production d'électricité s'est élevé à 90,9 millions de dollars, soit près du double de celui de 2005 établi à 48,7 millions de dollars. L'augmentation découle de la hausse des prix de l'électricité, la baisse des coûts de transport d'électricité et l'augmentation des bénéfices tirés des centrales de pointe alimentées au gaz naturel, contrebalancées en partie par l'expiration du contrat d'électricité avec Genesee à la fin du premier trimestre de 2006.

Les produits nets se sont élevés à 99,6 millions de dollars en 2006, en regard de 57,8 millions de dollars en 2005, en hausse de 41,8 millions de dollars. Cette hausse tient surtout à la majoration des prix moyens reçus à l'égard des volumes couverts et non couverts liés aux EAE de Sundance (23,8 millions de dollars). La progression des produits nets est aussi attribuable à la baisse des coûts de transport (18,4 millions de dollars) liée aux changements apportées aux frais d'interconnexion et à la diminution des pertes en lignes découlant d'une baisse du pourcentage des pertes du réseau et d'un recul de la production d'électricité. Depuis le 1er janvier 2006, la responsabilité relative aux frais d'interconnexion et à la réserve d'exploitation, auparavant celle des producteurs d'électricité, a été transférée aux acheteurs d'électricité.

Les centrales de pointe alimentées au gaz naturel ont également bénéficié de la robustesse du marché de l'électricité en Alberta en 2006, contribuant pour 2,1 millions de dollars à l'augmentation des produits nets de 2006 en regard de 2005. L'augmentation a été partiellement contrebalancée par l'expiration du contrat d'électricité avec Genesee le 31 mars 2006 dont l'apport aux produits nets est passé d'environ 6,5 millions de dollars en 2005 à 4,0 millions de dollars en 2006.

Les charges d'exploitation et d'administration en 2006 ont été légèrement moins élevées qu'en 2005 en raison des coûts du Siège social de 0,4 million de dollars imputés secteur en 2005.

La dotation aux amortissements en 2006 a été semblable à celle de 2005 étant donné que les immobilisations utilisées par le secteur ont été les mêmes au cours des deux exercices.

Le bénéfice d'exploitation en pourcentage des produits nets a augmenté pour s'établir à 91 % en 2006 par rapport à 84 % en 2005. L'augmentation découle principalement de la hausse des prix pour l'électricité et de la diminution des coûts de transport. (Se reporter à la rubrique intitulée «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

Le volume d'électricité vendu en 2006 a été moins élevé qu'en 2005 en raison de l'expiration du contrat d'électricité avec Genesee le 31 mars 2006.


Centrale de Sundance


$/MWh¹
Prix moyen reçu par AltaGas
Prix moyen quotidien de l'Alberta Power Pool
300,00 $
250,00 $
200,00 $
150,00 $
100,00 $
50,00 $
0,00 $
47,56 $
48,77 $
54,59 $
69,26 $
T1 T2 T3 T4
2002
2003
2004
2005
2006

[1] Graphique tronqué à 300,00 $; le prix moyen quotidien de l'Alberta Power Pool a atteint le pic de 999,99 $/MWh.

PERSPECTIVES

Le bénéfice d'exploitation dégagé des volumes d'électricité couverts en 2007 devrait être supérieur à celui de 2006. Conformément au programme de couverture d'AltaGas, près des deux tiers de la production d'électricité disponible en vertu des EAE de Sundance B ont été couverts, le tiers restant étant exposé au prix du marché au comptant de l'électricité en Alberta. Le prix auquel les volumes ont été couverts est plus élevé que celui de l'exercice précédent. Les volumes en vertu des EAE de Sundance exposés aux prix au comptant en 2007 devraient demeurés sensiblement les mêmes que ceux de 2006. Toutefois, le volume global exposé aux prix au comptant sera moindre en 2007 en raison de l'expiration du contrat d'électricité avec Genesee en mars 2006.

En Alberta, les prix du gaz naturel influent sur le prix de l'électricité. Malgré la robustesse de l'économie albertaine, la croissance solide de la demande d'électricité en Alberta et les ajouts supplémentaires à l'approvisionnement, les prix de l'électricité pourraient être inférieurs à ceux de 2006 si les prix du gaz naturel baissaient en 2007.

En 2006, AltaGas a annoncé qu'elle créait des sociétés en commandite avec deux promoteurs, Aeolis et GreenWing, pour mettre en valeur et posséder des parcs éoliens, ces projets s'inscrivant dans sa stratégie d'accroissement de sa participation dans des actifs de production d'électricité, plus particulièrement dans la capacité de production d'énergie renouvelable.

Le projet éolien Bear Mountain, mis en valeur en partenariat avec Aeolis, a conclu un contrat d'achat d'électricité d'une durée de 25 ans avec BC Hydro. Le parc devrait être en service vers la fin de 2009. AltaGas et Aeolis poursuivent leurs efforts pour maximiser la configuration du parc et conclure des contrats avec d'importants fournisseurs, et elles prévoient commencer la mise en chantier du projet en 2007. AltaGas n'a pas encore déterminé sa quote-part du projet étant donné que d'autres investisseurs pourraient vraisemblablement y participer.

AltaGas a investi 4,3 millions de dollars dans le développement de projets éoliens et a émis une lettre de crédit de 7,2 millions de dollars visant le projet éolien Bear Mountain. AltaGas poursuit son travail avec ses partenaires pour développer des projets dans diverses régions. Les projets en cours devraient dégager des résultats à compter de 2009.

Couverture de près des 2/3 de la production d'électricité pour un ratio prix/risque opérationnel équilibré

STRATÉGIE ET POSSIBILITÉS COMMERCIALES

La stratégie du secteur Production d'électricité d'AltaGas est la suivante :

- maximiser les investissements dans les installations productrices d'électricité existantes et saisir de nouvelles possibilités commerciales en concluant des EAE supplémentaires en Alberta et dans d'autres provinces;
- développer des projets de production d'électricité en vertu de contrats à long terme de vente d'électricité;
- se diversifier sur le plan géographique et par sources de combustible;
- tabler sur la demande croissante en énergie propre partout au Canada et dans le nord des États-Unis en investissant dans le développement de projets de production électrique à partir de sources renouvelables;

- développer la capacité opérationnelle;
- dégager des flux de trésorerie stables, prévisibles en concluant des contrats à long terme avec des contreparties dont la note de crédit est de qualité;
- miser sur les synergies internes pour procurer de l'électricité aux secteurs Collecte et traitement sur place, Extraction et transport et Services énergétiques.

Les fondamentaux de l'offre et de la demande sur lesquels s'appuie le secteur Production d'électricité sont favorables. La demande d'énergie est croissante en Alberta et comme les prix du gaz naturels sont censés demeurés élevés à plus long terme, ceux-ci devraient maintenir les prix de l'énergie élevés. Cette conjoncture devrait favoriser une rentabilité accrue des EAE des centrales de base alimentées au charbon d'AltaGas, procurant à celle-ci des produits d'exploitation plus élevés tirés de la vente des services auxiliaires de sa capacité de production de pointe alimentée au charbon et au gaz naturel. La prévision du maintien des prix de l'électricité élevés est en outre étayée par la compression des marges de réserve en électricité en Alberta, car les contraintes de transport entravent la mise en chantier des nouvelles centrales électriques.

Le développement du secteur Production d'électricité et les possibilités de participation dans ce secteur augmenteront probablement lorsque la croissance de la demande de sources d'énergie plus propre, comme le gaz naturel et l'énergie hydroélectrique et éolienne, croîtra en Amérique du Nord.
Le déclassement des centrales thermiques en Ontario, et celui de l'Alberta commençant en 2010, pourraient offrir des possibilités de croissance additionnelles au moyen du développement de nouvelles capacités de production et la participation dans celles-ci. Qui plus est, la vente de droits contractuels à des capacités de production existantes par des exploitants de réseaux provinciaux pourrait aussi recéler des possibilités de croissance supplémentaires.

GESTION DU RISQUE

Les principaux risques des activités de production d'électricité touchent les prix de l'électricité, le coût de l'électricité, le volume de production de l'électricité, le risque des contreparties et le risque lié à la réglementation découlant de la déréglementation du secteur de l'électricité et de la protection de l'environnement. Les produits d'exploitation tirés de la production d'électricité sont en général fonction des volumes d'électricité produits, des prix de l'électricité et du coût de l'électricité. Les prix de l'électricité sont touchés par les variations de l'offre et de la demande découlant des conditions climatiques, de l'utilisation des clients et de la conjoncture et de la croissance économiques. Le coût de l'électricité est tributaire des coûts d'exploitation, des variations de tarifs de transport et de la réduction de l'électricité disponible à la vente, surtout à la suite de pannes et de cas de force majeure. AltaGas atténue ces risques en mettant en œuvre les stratégies décrites ci-après.

Risques	Stratégies et capacité organisationnelle pour atténuer les risques	Indicateurs et réalisations
Volatilité des prix de l'électricité	• Stratégie de couverture rigoureuse – cibles de couverture approuvées par le conseil d'administration. • Opérations de couverture sous la surveillance du comité de gestion du risque.	• Contrats de couverture financière d'une durée habituelle de 3 à 36 mois. • Prix de vente moyen reçu en 2006 de 69,26 $/MWh en regard d'une fourchette de

	• Connaissance et expérience poussées du marché de l'électricité de l'Alberta.	prix du Pool moyens mensuels (borne inférieure de 42,36 $/MWh enregistrée en avril et borne supérieure de 174,09 $/MWh atteinte en octobre).
	• Les couvertures permettent de satisfaire les exigences internes de la demande d'électricité.	• Approvisionnement de 11 MW utilisé à des fins internes et d'environ 10 MW destiné aux détaillants de l'Alberta.
Volume de production d'électricité	• Cibles de production d'électricité disponible stipulées dans les EAE. Obligation de TransAlta de verser à AltaGas une compensation financière liée aux cibles de production d'électricité disponible prescrites (soit 86 % de la capacité nominale en 2006).	• Baisse de production d'électricité découlant d'une interruption planifiée prolongée à des installations, sans incidence négative notable sur les produits en 2006.
	• Diversification sur le plan géographique et des sources de combustible. • Stratégies de couverture équilibrant le ratio prix/risque opérationnel.	• Production de 25 MW d'une capacité de production alimentée au gaz naturel procurant un soutien opérationnel partiel aux EAE de Sundance et un apport aux bénéfices en 2006.
	• En partenariat avec des promoteurs spécialisés dans les combustibles de remplacement.	• Contrat d'achat d'électricité à court terme servant à atténuer l'incidence d'une interruption planifiée prolongée en 2006. • Projets éoliens en cours hors de l'Alberta.
Coût de l'électricité	• Coût de l'électricité produite par des centrales alimentées au charbon selon les indices stipulés dans les EAE.	• Légère augmentation du coût de l'électricité en regard des EAE de Sundance en 2006.
Risque des contreparties	• Directives de crédit rigoureuses.	• Toutes les contreparties de la couverture financière ont une notre de crédit de qualité.
	• Vulnérabilité au choc des prix et l'incidence de celui-ci sur les liquidités suivies à la loupe.	• Aucun défaut de paiement des contreparties en 2006.
Risque lié à la réglementation	• Étroite collaboration entre le personnel des organismes de	• Suivi des faits récents en matière de réglementation et

réglementation et celui des activités commerciales dans le suivi et l'analyse des points de réglementation. • Les EAE comportent des modalités relatives à l'aide financière si des directives ou des exigences réglementaires rendent les EAE non rentables.	d'environnement et participation à des comités de l'industrie. • Le personnel d'AltaGas joue un rôle d'influence au sein de comités sur des directives clés et des comités de surveillance de l'industrie.

SERVICES ÉNERGÉTIQUES

Secteur intégré aux secteurs fondés sur l'actif d'AltaGas.

Le secteur Services énergétiques comprend deux composantes essentielles : les activités de gestion énergétique, qui offrent des services de consultation et de gestion de l'offre et s'occupent de l'approvisionnement en gaz naturel et en électricité des utilisateurs finaux non résidentiels, et les activités de services gaziers, qui consistent en l'achat et la revente de gaz naturel et le transport et le stockage. Le secteur comporte également un petit portefeuille d'actifs de production de pétrole et de gaz naturel.

Le secteur Services énergétiques est interconnecté avec les secteurs fondés sur l'actif d'AltaGas. Le groupe des services gaziers contractent l'approvisionnement et le gaz de contraction pour les installations d'extraction d'AltaGas. Aussi, il contracte et revend une capacité sur les gazoducs de transport d'AltaGas, tout en fournissant des services de contrôle sur le gaz pour en équilibrer le débit. Il met en marché du gaz pour le compte de clients du secteur Collecte et traitement sur place, et en tire des marges bénéficiaires, gère la vulnérabilité du crédit et prête d'autres services qui ajoutent de la valeur pour les producteurs, clients d'AltaGas. Également, il contracte et gère l'approvisionnement en gaz pour les installations de pointe d'AltaGas. En Alberta, les activités de gestion énergétique d'AltaGas gèrent l'approvisionnement en électricité utilisé à des fins internes dans les secteurs Collecte et traitement sur place et Extraction et transport d'AltaGas et vend de l'électricité à des détaillants, clients du secteur Production d'électricité.

Le secteur Services énergétiques cerne les possibilités d'échange, de réattribution ou de revente de la capacité et du stockage des gazoducs pour réaliser un profit. Les produits nets d'exploitation tirés de ces activités proviennent des occasions à faible risque, se fondant sur les écarts de coût du transport entre les réseaux de gazoducs. Les marges sont réalisées en immobilisant de façon concomitante des opérations d'achat et de vente et en gérant de façon efficace l'exposition au risque de crédit.

GESTION ÉNERGÉTIQUE

Les services de gestion énergétique s'occupent de l'approvisionnement en gaz naturel et en électricité et des contrats de transport connexes et offrent des services de conseil en énergie à des utilisateurs finaux des secteurs commercial, industriel, agricole et institutionnel partout au Canada. Depuis le 1er janvier 2007 AltaGas offre des services de gestion énergétique sous la bannière ECNG Energy, lesquels sont assurés par les employés en poste à Burlington et à Chatham, en Ontario; à Calgary, en Alberta; et à Burnaby, en Colombie-Britannique.

La plus grande partie de cette entreprise fonctionnant selon le principe de la rémunération des services repose sur des contrats à reconduction tacite de un an à trois ans et pouvant atteindre, dans certains cas, jusqu'à huit ans. Les honoraires gagnés sont tirés de la prestation des services de conseil et de l'administration et de la gestion de l'approvisionnement pour le compte des clients. Ces services permettent aux clients de réduire l'exposition à la volatilité des prix du gaz et de l'électricité et de rapprocher leurs ententes sur l'approvisionnement en énergie de leurs objectifs budgétaires et en matière de risque.

Dans le cadre de ses activités de gestion énergétique, AltaGas conclut avec ses clients des ententes prévoyant des mandats aux termes desquels elle leur fournit des conseils quant à l'achat et la gestion des prix des approvisionnements en gaz et en électricité. Aux termes de ces ententes relatives à des mandats, AltaGas, achète et gère également, au nom de ses clients utilisateurs finaux, l'approvisionnement en gaz et fixe le prix de leur achat d'électricité. AltaGas agit comme mandataire de ses clients et, en général, ne s'expose pas au prix du gaz ou de l'électricité en tant que marchandise.

ACTIVITÉS LIÉES AU GAZ NATUREL

Les services gaziers comprennent des activités axées sur l'achat et la revente de transport et de stockage de gaz naturel et la mise en marché de gaz naturel pour le compte de producteurs. Dans le cadre de ses activités de services gaziers, AltaGas est propriétaire du gaz naturel sur lequel elle réalise une marge bénéficiaire fixe. L'approvisionnement en gaz est assuré par les livraisons de gaz naturel traité aux installations d'AltaGas et d'autres entreprises. Les opérations d'achat et de vente sont rapprochées et adossées pour bloquer une marge au moment de la vente.

AltaGas fournit en outre des services d'approvisionnement d'énergie à un groupe choisi d'utilisateurs industriels et autres, dont AltaGas Utilities Inc., détenue en propriété exclusive par AltaGas Utility Group Inc., société ouverte distincte par suite de la scission partielle du secteur Distribution de gaz naturel en 2005. Des ententes semblables de gestion de l'approvisionnement en gaz sont en place avec d'autres clients industriels et producteurs, y compris l'usine d'extraction d'éthane de Joffre. De plus, AltaGas gère les besoins de transport par gazoducs de tiers de bon nombre de ses clients du secteur de la commercialisation du gaz.

En plus des activités d'achat et de vente de marchandises, le groupe des services gaziers d'AltaGas gère les ententes de transport sur les marchés de l'est du Canada et en Alberta sous la forme d'ententes d'échange de gaz avec les clients d'AltaGas du secteur collecte et traitement. AltaGas commercialise ou échange tous les volumes qui passent par ses réseaux de gazoducs de Cold Lake et Summerdale. Dans une opération d'échange de gaz, AltaGas reçoit du gaz naturel des clients d'un réseau d'AltaGas et livre du gaz à ses clients sur les réseaux de TransCanada, d'ATCO ou de TransGas. En achetant ou échangeant du gaz sur ces réseaux de gazoducs et à d'autres installations, AltaGas est parvenue à réaliser des marges positives pour elle-même tout en améliorant les rentrées nettes pour les producteurs.

PRODUCTION PÉTROLIÈRE ET GAZIÈRE

Au fil des ans, AltaGas a accumulé un portefeuille d'actifs de production de pétrole et de gaz naturel lié aux importantes acquisitions d'installation de collecte et de traitement. Le portefeuille est une activité secondaire par rapport à l'exploitation. AltaGas n'exerce pas d'activités liées à l'exploration ni à la mise en valeur de réserves de gaz naturel étant donné qu'elle a choisi de ne pas faire concurrence aux producteurs qui acheminent du gaz par les réseaux de collecte et de traitement d'AltaGas. AltaGas détient et produit ces actifs principalement à titre de couverture d'un contrat à long terme de vente de gaz naturel. Vers la fin de 2006, la Fiducie a déterminé le prix relatif à cet engagement à long terme visant la vente gaz naturel à un tiers. La production tirée de ces actifs a été vendue au prix du marché au comptant.

Les principaux inducteurs commerciaux du secteur Services énergétiques sont les marges bénéficiaires tirées des volumes achetés, vendus ou échangés, les honoraires de services de conseil gagnés, la production tirée des activités de production pétrolière et gazière et les prix au comptant du pétrole et du gaz.

RÉSULTATS D'EXPLOITATION

RÉSULTATS FINANCIERS

(en millions de dollars)	**2006**	2005
Produits	**948,9**	1 080,2
Produits nets	**24,7**	23,5
Charges d'administration et d'exploitation	**17,1**	14,8
Dotation aux amortissements	**4,8**	3,1
Bénéfice d'exploitation	**2,8**	5,6

STATISTIQUES D'EXPLOITATION	**2006**	2005
Contrats de services de gestion énergétique[1]	**1 394**	1 243
Volumes de gaz moyens en gros mis en marché (GJ/j)[2]	**327 057**	312 272

1 Contrats de services de gestion énergétique en vigueur à la fin de la période visée.
2 Moyenne de la période.

Le bénéfice d'exploitation du secteur Services énergétiques en 2006 a été de 2,8 millions de dollars, en regard de 5,6 millions de dollars en 2005. La diminution tient surtout à une baisse des volumes de production et à des taux d'épuisement plus élevés de la production pétrolière et gazière, à l'augmentation de la dotation aux amortissements liée aux contrats et aux relations des services énergétiques et à la majoration des coûts généraux. Les baisses sont en partie attribuables à la croissance des marges bénéficiaires fixes reçues aux termes de contrats d'achat et de vente de gaz adossés et à une augmentation des honoraires de services de conseil.

Les produits nets du secteur Services énergétiques se sont établis à 24,7 millions de dollars en 2006 comparativement à 23,5 millions de dollars en 2005. La hausse est attribuable à l'acquisition de iQ2 au quatrième trimestre de 2005 (2,2 millions de dollars), à des contrats d'achat et de vente de gaz adossés supplémentaires (1,0 million de dollars) et à une augmentation des honoraires de services de conseil par suite de l'accroissement de la clientèle de gestion énergétique en Ontario (0,7 million de dollars), annulée en partie par une baisse des volumes de

production (1,6 million de dollars) et un recul des marges de transport et de change dans les activités des services gaziers Les produits nets de 2005 comprenaient aussi un règlement partiel de 0,6 million de dollars lié à un contrat de commercialisation du gaz.

Les charges d'exploitation et d'administration ont atteint 17,1 millions de dollars en 2006, contre 14,8 millions de dollars en 2005. L'augmentation est surtout attribuable à l'acquisition des activités de gestion énergétique en Alberta en novembre 2005 (1,6 million de dollars) et à la hausse des frais d'administration.

La dotation aux amortissements s'est établie à 4,8 millions de dollars en 2006, en regard de 3,1 millions de dollars en 2005. L'augmentation découle d'une hausse de 1,1 million de dollars de la dotation aux amortissements liée aux contrats et aux relations des services énergétiques et de 0,6 million de dollars en raison des taux d'épuisement et d'amortissement plus élevés dans le secteur de la production pétrolière et gazière.

Le bénéfice d'exploitation en pourcentage des produits nets en 2006 s'est élevé à 11 % par rapport à 24 % en 2005. La diminution est principalement attribuable à la baisse de l'apport des activités de la production pétrolière et gazière et à la hausse des coûts d'exploitation et d'administration et de la dotation aux amortissements. (Se reporter à la rubrique intitulée «Mesures financières non conformes aux PCGR» du présent rapport pour une description du bénéfice d'exploitation et des produits nets.)

PERSPECTIVES

Les activités principales du secteur Services énergétiques sont les services de conseil rémunérés sur une base d'honoraires auprès des utilisateurs finaux de gaz et d'électricité non résidentiels (gestion énergétique) et des services de mise en marché du gaz procurant une marge bénéficiaire fixe (services gaziers). En 2007, une croissance des frais de gestion énergétique est attendue compte tenu de l'ajout de clients de services de gestion, notamment avec l'expansion de la gestion de l'approvisionnement en électricité de l'Ontario et de la stratégie axée sur les comptes nationaux. La composante services gaziers devrait croître aussi en raison du blocage des contrats d'achat et de vente adossés qui sont censés dégager des marges bénéficiaires fixes pendant des termes pouvant atteindre jusqu'à cinq ans.

Le secteur Services énergétiques joue un rôle prépondérant dans l'augmentation de la valeur des actifs des autres secteurs d'AltaGas. Le secteur Services énergétiques exerce des activités en concertation avec les autres secteurs et, à ce titre, devrait contribuer à la croissance des bénéfices d'AltaGas.

Les activités de la production pétrolière et gazière, qui ne font pas partie des activités principales de la Fiducie, sont en baisse en raison des investissements moindres effectués en 2006. Les réserves sous-jacentes présentent néanmoins encore une valeur, et AltaGas envisage actuellement d'autres façons d'en maximiser la valeur.

STRATÉGIE ET POSSIBILITÉS COMMERCIALES

La stratégie des services énergétiques d'AltaGas est la suivante :

- miser sur la connaissance du marché, le savoir-faire et la relation avec la clientèle pour assurer la croissance des services gaziers;
- favoriser la croissance interne par la mise en valeur des acquisitions récentes et de la bannière nationale;

- maintenir un taux élevé de reconduction des contrats de gestion énergétique;
- accroître la pénétration dans le marché national des services de gestion énergétique des secteurs du gaz naturel et de l'électricité;
- augmenter l'infrastructure matérielle, notamment la capacité de stockage du gaz;
- consolider l'intégration des secteurs Collecte et traitement sur place, Extraction et transport et Production d'électricité – rechercher les possibilités de mettre en marché du gaz naturel pour le compte des producteurs; vendre du gaz naturel; et prêter des services de transport et de stockage pour accroître les volumes des installations d'AltaGas. Cette synergie pourrait procurer de nouvelles sources de revenus permettant d'accroître le bénéfice d'AltaGas.

AltaGas prévoit une croissance interne continue au sein du secteur Services énergétiques grâce à l'augmentation de la clientèle de gestion énergétique et l'offre d'autres services à des clients actuels en étendant ses activités de gestion de l'approvisionnement en gaz et en électricité à l'échelle nationale. La demande de services de conseil et de gestion énergétique émanant des clients ne cesse de croître en raison de la volatilité des prix de l'énergie. AltaGas continue de miser sur l'interconnexion de ces secteurs, en comptant notamment sur le savoir-faire du groupe des services gaziers en mise en marché et en gestion de contrats pour tirer des bénéfices des actifs d'AltaGas. Le potentiel intersectoriel réside dans la croissance des services liés aux actifs de transport d'AltaGas et dans la recherche et la mise en valeur des possibilités commerciales en collaboration avec les autres secteurs de l'exploitation de la Fiducie.


HealthPRO Procurement Services Inc.
cliente de Services énergétiques
H
Hospital

GESTION DU RISQUE

Dans le secteur Services énergétiques, AltaGas concurrence avec des cabinets de conseil et des agences de marketing. L'éventail des concurrents d'AltaGas dans le domaine des services gaziers se compose d'entreprises de propriétaires-exploitants, de grandes sociétés, de regroupements d'entreprises, de divisions de mise en marché au sein de grandes sociétés productrices de pétrole et de gaz et d'un petit nombre de sociétés de services énergétiques publiques. Les risques les plus significatifs du secteur Services énergétiques sont ceux des contreparties et des prix des marchandises. La vulnérabilité au crédit de cette entreprise accentue la nécessité d'une situation financière solide pour satisfaire aux exigences des contrats d'achat et de vente d'énergie au prix forfaitaire. AltaGas atténue les risques de cette entreprise en mettant en œuvre les stratégies décrites ci-après.

Risques	Stratégies et capacité organisationnelle pour atténuer les risques	Indicateurs et réalisations
Risque des contreparties	• Directives de crédit rigoureuses.	• La plupart des contreparties ont une note de crédit de qualité.
	• Seuils et notations de crédit internes établis	• Regroupement des clients de gestion énergétique par catégorie de responsabilités conjointes ou multiples en matière de paiement
	• Vulnérabilité au choc des prix et incidence de celui-ci sur les liquidités suivies avec vigilance. • Diversification de la clientèle et des fournisseurs. • Modèle d'entreprise en gestion énergétique établi selon les ententes de services de gestion.	• L'apport de chaque client des services énergétiques au bénéfice consolidé d'AltaGas n'a pas dépassé 5 % en 2006.
		• Augmentation de la clientèle des secteurs clés d'AltaGas à l'échelle nationale en 2006. • Acquisition de gaz naturel d'une variété de fournisseurs ayant des notes de crédit de qualité. • Aucune perte découlant de défaut de paiement des contreparties en 2006.
Risque des prix de marchandises	• La directive sur le risque des marchandises interdit les opérations de spéculation. • Systèmes et processus rigoureux de suivi et de communication de la conformité à la directive sur le risque des marchandises • Connaissance approfondie des réseaux de transport et des marchés du gaz naturel. • Qualité de la relation client.	• Toutes les positions sont adossées à des marges bloquées. • Contrats de gestion énergétique d'une durée de un à huit ans, fondés sur des marges et des honoraires bloqués. • Reprise des prestations de services de conseil atteignant 95 % en 2006. • Mise en marché et gestion du gaz des clients du secteur Collecte et traitement sur place moyennant des honoraires. • AltaGas agit comme mandataire de ses clients

dans la plupart des activités de gestion énergétique et, par conséquent, ne prend aucun risque direct à l'égard des prix des marchandises.

DISTRIBUTION DE GAZ NATUREL

Le secteur Distribution de gaz naturel comprenait AltaGas Utilities Inc., la participation de un tiers d'AltaGas dans Inuvik Gas Ltd. et sa participation de 24,9 % dans Heritage Gas Limited. Le 17 novembre 2005, la Fiducie a procédé à la scission partielle du secteur Distribution de gaz naturel pour en faire une société ouverte distincte, AltaGas Utility Group Inc. («Utility Group»).

RÉSULTATS FINANCIERS *(en millions de dollars)*	**2006**	2005[1]
Produits	-	113,4
Produits nets	-	29,0
Charges d'administration et d'exploitation	-	16,0
Dotation aux amortissements	-	6,8
Bénéfice d'exploitation	-	6,2

[1] Pour la période du 1er janvier au 17 novembre.

Au moyen d'une série d'opérations, la participation de la Fiducie dans Utility Group, la société de portefeuille détenant l'ancien secteur Distribution de gaz naturel, a été réduite à 26,7 % le 17 novembre 2005. Avant ces opérations, les résultats d'exploitation et financiers du secteur Distribution de gaz naturel étaient consolidés par la Fiducie. En date du 17 novembre 2005, la Fiducie comptabilise sa participation dans Utility Group à la valeur de consolidation, constatant sa quote-part du bénéfice net ou de la perte nette dans le secteur Siège social selon la méthode de la comptabilisation à la valeur de consolidation.

SIÈGE SOCIAL

Le secteur Siège social comprend les coûts liés à la prestation de services généraux, ainsi que les frais généraux de l'entreprise et les placements dans des entités publiques et privées.

RÉSULTATS FINANCIERS *(en millions de dollars)*	**2006**	2005
Produits	**4,4**	10,9
Produits nets[1]	**4,4**	10,9
Charges d'administration et d'exploitation	**29,7**	15,8
Amortissement	**2,3**	2,0
Bénéfice d'exploitation	**(27,6)**	(6,9)

[1] Mesure financière non conforme aux PCGR. Se reporter à la rubrique intitulée «Mesures financières non conformes aux PCGR» du présent rapport.

RÉSULTATS D'EXPLOITATION

La perte d'exploitation du secteur Siège social pour 2006 a été de 27,6 millions de dollars comparativement à 6,9 millions de dollars en 2005. L'augmentation est surtout attribuable à des gains liés à la participation de AltaGas dans Taylor NGL Limited Partnership et présentés en 2005, à la charge de rémunération et aux frais administratifs plus élevés, à l'imputation des frais du Siège social aux secteurs d'exploitation en 2005 et à une hausse des frais engagés pour satisfaire aux nouvelles exigences d'attestation des Autorités canadiennes en valeurs mobilières à l'endroit des émetteurs assujettis. Ces augmentations ont été contrebalancées en partie par une quote-part plus élevée du bénéfice d'Utility Group revenant à AltaGas en 2006, en regard de celle pour une période de six semaines en 2005, un bénéfice plus élevé tiré du placement dans Taylor et la réduction de valeur d'un placement dans une société privée au quatrième trimestre de 2005.

Les produits de l'exercice 2006 se sont établis à 4,4 millions de dollars, comparativement à 10,9 millions de dollars en 2005. La baisse découle du bénéfice plus élevé tiré de Taylor et de Utility Group (3,0 millions de dollars), annulé par des apports non récurrents de 8,6 millions de dollars liés aux parts de Taylor détenues par la Fiducie, le gain de 0,9 million de dollars découlant de la scission partielle du secteur Distribution de gaz naturel et la réduction de valeur de 0,6 million de dollars d'un placement dans une société privée en 2005.

Les charges d'exploitation et d'administration pour 2006 se sont élevées à 29,7 millions de dollars, en regard de 15,8 millions de dollars en 2005. La hausse est attribuable à l'accroissement de la charge au titre de la rémunération et des avantages sociaux (7,0 millions de dollars), à des augmentations générales globales de 1,4 million de dollars, des frais de support technologique accrus de 0,6 million de dollars et des frais supérieurs engagés pour satisfaire aux nouvelles exigences d'attestation des émetteurs assujettis de 1,0 million de dollars. En 2005, 3,9 millions de dollars de frais du siège social ont été passés en charges dans les secteurs d'exploitation.

La dotation aux amortissements a été de 2,3 millions de dollars en 2006, comparativement à 2,0 millions de dollars en 2005. Cette augmentation est attribuable à l'accroissement des frais d'immobilisations, incluant des projets portant sur du matériel informatique et des logiciels pour promouvoir la croissance de la Fiducie.

PERSPECTIVES

La perte d'exploitation du secteur Siège social est censée être légèrement inférieure à celle de 2006 étant donné que le bénéfice tiré du placement dans Taylor et Utility Group devrait être comparable à celui de 2006 et que AltaGas prévoit des charges d'administration et d'exploitation moins élevées en raison d'une baisse des frais engagés actuellement pour satisfaire aux nouvelles exigences d'attestation des Autorités canadiennes en valeurs mobilières à l'endroit des émetteurs assujettis.

CAPITAL INVESTI

En 2006, AltaGas a acquis des immobilisations, des placements à long terme et d'autres actifs pour 71,5 millions de dollars, comparativement à 90,2 millions de dollars en 2005. La croissance du capital de 62,0 millions de dollars comprenait les centrales alimentées au gaz de Blair Creek, de Clear Prairie, de Prairie River, de Princess et de Clear Hills ainsi que l'augmentation de la participation dans l'installation de Pouce Coupe du secteur Collecte et traitement sur place. La croissance du capital dans le secteur Extraction et transport comprenait le projet de récupération de l'éthane améliorée à UEEE et une plus grande participation dans l'une des installations

d'Empress. Dans le secteur Production d'électricité, un montant de 4,3 millions de dollars a été investi dans le développement de projets éoliens par l'entremise de sociétés en commandite avec des promoteurs de l'énergie éolienne.

En 2006, des projets de dépenses en capital de maintenance totalisant 6,1 millions de dollars (8,0 millions de dollars en 2005) ont été entrepris principalement dans le secteur Collecte et traitement sur place. Une somme additionnelle de 3,4 millions de dollars (4,1 millions de dollars en 2005) a été dépensée en 2006 en immobilisations d'administration, incluant des projets portant sur du matériel informatique et des logiciels visant à accroître l'efficacité des fonctions d'exploitation et d'administration de la Fiducie.

Pour l'exercice terminé le 31 décembre 2006 *(en millions de dollars)*	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Immobilisations	**58,5**	**4,3**	**–**	**0,8**	**2,2**	**65,8**
Placements à long terme et autres actifs	**–**	**–**	**4,3**	**–**	**1,4**	**5,7**
	58,5	**4,3**	**4,3**	**0,8**	**3,6**	**71,5**
Cessions :						
Immobilisations	**(0,8)**	**–**	**–**	**–**	**–**	**(0,8)**
Capital investi net	**57,7**	**4,3**	**4,3**	**0,8**	**3,6**	**70,7**

Pour l'exercice terminé le 31 décembre 2006 *(en millions de dollars)*	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Maintenance	**5,0**	**0,8**	**–**	**0,3**	**–**	**6,1**
Croissance	**53,3**	**3,4**	**4,3**	**0,2**	**0,8**	**62,0**
Administration	**0,2**	**0,1**	**–**	**0,3**	**2,8**	**3,4**
	58,5	**4,3**	**4,3**	**0,8**	**3,6**	**71,5**
Cessions	**(0,8)**	**–**	**–**	**–**	**–**	**(0,8)**
Capital investi net	**57,7**	**4,3**	**4,3**	**0,8**	**3,6**	**70,7**

Pour l'exercice terminé le 31 décembre 2005 *(en millions de dollars)*	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Distribution de gaz naturel	Total
Capital investi :							
Immobilisations	53,4	1,6	-	1,4	3,5	10,8	70,7
Ententes, contrats et relations de services énergétiques	-	-	-	4,2	-	-	4,2
Placements à long terme et autres actifs	-	-	-	-	14,9	0,4	15,3
	53,4	1,6	-	5,6	18,4	11,2	90,2
Cessions :							
Immobilisations	(7,1)	-	-	-	-	(203,0)	(210,1)
Placements à long terme et autres actifs	-	-	-	-	(6,6)	(2,7)	(9,3)
Capital investi net	46,3	1,6	-	5,6	11,8	(194,5)	(129,2)

Pour l'exercice terminé le 31 décembre 2005 *(en millions de dollars)*	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Distribution de gaz naturel	Total
Capital investi :							
Maintenance	2,0	1,4	-	1,1	-	3,5	8,0
Croissance	50,8	0,2	-	4,4	15,6	7,1	78,1
Administration	0,6	-	-	0,1	2,8	0,6	4,1
	53,4	1,6	-	5,6	18,4	11,2	90,2
Cessions	(7,1)	-	-	-	(6,6)	(205,7)	(219,4)
Capital investi net	46,3	1,6	-	5,6	11,8	(194,5)	(129,2)

INSTRUMENTS FINANCIERS

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans la valeur des instruments financiers. AltaGas conclut des contrats sur instruments financiers dérivés tels que des swaps et des tunnels pour gérer son exposition aux fluctuations du prix des marchandises et des taux d'intérêt, notamment dans le secteur Production d'électricité et en ce qui a trait aux taux d'intérêt sur la dette.

RISQUE DES MARCHANDISES

Les résultats du secteur Production d'électricité sont grandement touchés par le prix de l'électricité en Alberta. AltaGas emploie des instruments dérivés sur marchandises afin de gérer l'exposition de la Fiducie à la volatilité des prix de l'électricité. Au cours de 2006, le prix au comptant mensuel moyen s'est établi dans une fourchette dont la borne inférieure a été 42,36 $/MWh en avril et la borne supérieure a été 174,09 $/MWh en octobre. Le prix au comptant selon tous taux horaires moyen a été de 80,48 $/MWh en 2006, contre 70,19 $/MWh en 2005. Le prix au comptant selon un taux horaire moyen a varié entre 5,42 $/MWh et 999,99 $/MWh en 2006. Le prix moyen qu'AltaGas a reçu des ventes d'électricité en 2006 a été de 69,26 $/MWh, comparativement à 54,59 $/MWh en 2005. AltaGas a vendu près des deux tiers de sa production d'électricité anticipée pour 2007 et une petite part de celles pour les exercices de 2008 à 2013.

RISQUE DE TAUX D'INTÉRÊT

AltaGas réduit l'incidence des fluctuations futures des taux d'intérêt sur ses flux de trésorerie en ayant recours à des swaps de taux d'intérêt. Au 31 décembre 2006, la Fiducie avait établi des swaps à échéance variée pour fixer les taux d'intérêt sur sa dette bancaire prélevée de 145,0 millions de dollars. Compte tenu des BMT et des contrats de location-acquisition d'AltaGas, le taux a été fixé sur 96 % de la dette d'AltaGas. Le montant de la dette à taux fixe a été plus élevé que l'objectif de 70 % à 75 % de la dette totale visé par la Fiducie, le produit de la scission partielle du secteur Distribution de gaz naturel en novembre 2005 ayant été appliqué à la dette à taux variable.

SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT

AltaGas prévoit que les flux de trésorerie d'exploitation en 2007 seront suffisants pour le paiement des distributions de la Fiducie aux porteurs de parts et pour la majeure partie de son capital de maintenance et de croissance prévu au budget. Le reste de son capital de croissance prévu au budget et un certain montant des acquisitions non prévu au budget seront financés au moyen du régime de réinvestissement des distributions et des lignes de crédit existantes. Si des acquisitions plus importantes nécessitent un financement provenant d'autres sources, la direction croit, compte tenu des réussites passées, qu'AltaGas pourrait avoir accès aux marchés des capitaux propres et des capitaux d'emprunt pour obtenir du financement additionnel. Pour le moment, AltaGas ne prévoit pas, de manière raisonnable, qu'une tendance ou incertitude actuellement connue aura une incidence sur la capacité de la Fiducie d'avoir accès à ses sources de financement traditionnelles, à l'exception des liquidités tirées de l'exploitation qui pourraient être touchées par l'adoption du projet d'imposition de la composante imposable de la distribution de la Fiducie à compter de l'année d'imposition 2011.

FLUX DE TRÉSORERIE *(en millions de dollars)*	**2006**	2005
Flux de trésorerie d'exploitation	**146,9**	112,3
Activités d'investissement	**(78,5)**	46,3
Activités de financement	**(66,9)**	(159,2)
Variation de la trésorerie et des équivalents de trésorerie	**1,5**	(0,6)

FLUX DE TRÉSORERIE D'EXPLOITATION

Les flux de trésorerie d'exploitation présentés dans les états des flux de trésorerie consolidés sont passés de 112,3 millions de dollars pour l'exercice terminé en 2005 à 146,9 millions de dollars en 2006, soit une hausse de 31 %. Cette hausse est principalement attribuable à l'augmentation du bénéfice net dégagé de l'exploitation sous-jacente en 2006, surtout dans le secteur Production d'électricité, comparativement à 2005. En 2005, le bénéfice net comprenait un montant de 9,6 millions de dollars au titre des gains tirés de la cession d'actifs et de placements.

FONDS DE ROULEMENT *(en millions de dollars sauf les montants des ratios)*	**31 décembre** **2006**	31 décembre 2005
Actif à court terme	**263,4**	252,3
Passif à court terme	**239,7**	254,3
Fonds de roulement (négatif)	**23,7**	(2,0)
Ratio à court terme	**1,10**	0,99

ACTIVITÉS D'INVESTISSEMENT

Au cours de 2006, la Fiducie a utilisé des flux de trésorerie d'investissement de 78,5 millions de dollars comparativement à un montant de 46,3 millions de dollars généré en 2005. L'acquisition d'immobilisations, de placements à long terme et d'autres actifs a totalisée 78,1 millions de dollars en 2006, en regard de 58,7 millions de dollars en 2005. Une description des acquisitions et des placements comprenant ces montants figure à la section Capital investi du présent rapport de

gestion. En 2005, les flux de trésorerie d'investissement ont découlé d'un produit au comptant de 12,8 millions de dollars obtenu à la cession des parts de société en commandite de Taylor et du montant de 85,4 millions de dollars obtenu à la conclusion de la scission partielle du secteur Distribution de gaz naturel.

ACTIVITÉS DE FINANCEMENT

Les flux de trésorerie affectés aux activités de financement se sont établis à 66,9 millions de dollars en 2006, en baisse de 92,3 millions de dollars par rapport à 159,2 millions de dollars en 2005. La baisse des flux de trésorerie affectés aux activités de financement en 2006 est surtout attribuable à la diminution de la dette à long terme par suite du produit reçu de la scission partielle du secteur Distribution de gaz naturel en 2005. Les principales activités de financement en 2006 comprenaient une augmentation de 10,7 millions de dollars des distributions payées aux porteurs de parts comparativement à 2005 et de 18,8 millions de dollars du produit tiré du régime de réinvestissement des distributions contrebalancé en partie par un montant de 2,6 millions de dollars lié au nombre moins élevé d'options sur parts exercées en 2006 par rapport à 2005.

SOURCES DE FINANCEMENT

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 31 décembre 2006, AltaGas avait un encours total de la dette de 265,5 millions de dollars, ce qui est inférieur aux 269,0 millions de dollars au 31 décembre 2005. Au 31 décembre 2006, la Fiducie avait 100,0 millions de dollars en BMT en circulation et avait accès à des prêts de qualité, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 425,0 millions de dollars. Au 31 décembre 2006, la dette bancaire de la Fiducie s'établissait à 154,3 millions de dollars et ses lettres de crédit en cours totalisaient 66,3 millions de dollars.

Toutes les facilités d'emprunt sont sous réserve des tests financiers et d'autres clauses restrictives habituelles pour ce genre de facilités, qui doivent être respectés chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités.


DETTE EN POURCENTAGE DU CAPITAL INVESTI TOTAL
55,1
36,0
0

Le 29 avril 2005, AltaGas a déposé un prospectus préalable universel en vertu duquel elle peut émettre jusqu'à un montant global de 500,0 millions de dollars de parts de fiducie ou de titres de créances au cours d'une période de 25 mois. Le 30 août 2005, 100,0 millions de dollars de billets à moyen terme sur cinq ans ont été émis à un taux d'intérêt nominal de 4,41 %.

Le ratio d'endettement cible d'AltaGas se situe entre 40 % et 45 %. Au 31 décembre 2006, le ratio d'endettement de la Fiducie avait reculé à 33,4 % en regard de 36,0 % au 31 décembre 2005.

Dominion Bond Rating Service (DBRS) attribue à AltaGas Income Trust et aux BMT émis par AltaGas Income Trust la cote BBB (faible). DBRS a placé des fiducies de revenu sous examen par suite de l'annonce du gouvernement canadien, le 31 octobre 2006, concernant les modifications proposées à l'imposition des fiducies de revenu. En décembre 2006, DBRS a confirmé la cote BBB (faible) pour les BMT émis par AltaGas et une cote de stabilité de STA-3 (moyen). La tendance de la notation de DBRS est passée de stable à positive.

Standard & Poor's (S&P) attribue au crédit à long terme de la Fiducie la cote BBB- avec perspective stable, et la cote BBB – à sa dette non garantie de premier rang. En janvier 2007, S&P a reconduit sa notation d'AltaGas.

Les évaluations de crédit visent à fournir aux investisseurs une mesure indépendante de la qualité de crédit d'une émission de titres et sont des indicateurs de la probabilité de paiement et de la capacité d'une entité de respecter son engagement financier selon les conditions établies. Les cotes de stabilité visent à communiquer l'opinion d'une agence d'évaluation concernant la stabilité et la viabilité relatives du flux de distribution d'une entité comparativement à d'autres entités de revenu canadiennes évaluées.

FACILITÉS DE CRÉDIT *(en millions de dollars)*	Capacité d'emprunt	**Somme prélevée au 31 décembre 2006**	Somme prélevée au 31 décembre 2005
Facilité d'exploitation à vue	50,0	–	2,7
Facilité de lettre de crédit, possibilité d'emprunter jusqu'à 25,0 millions de dollars	75,0	–	–
Facilité d'exploitation syndiquée[1]	300,0	154,3	154,1
	425,0	217,6	194,1

[1] Facilité de crédit à terme renouvelable prorogeable qui peut être prorogée au-delà de la date d'échéance de la durée initiale en cours, soit le 30 septembre 2009, pour une année additionnelle.

Au 31 décembre 2006, la Fiducie détenait une facilité de lettre de crédit non garantie, renouvelable, à échéance prorogeable sur une période de trois ans de 75,0 millions de dollars (75,0 millions de dollars en 2005) auprès d'une banque à charte canadienne. Cette facilité vient à échéance le 30 septembre 2009. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettre de crédit au moyen de prêts au taux préférentiel, de prêts au taux de base américain, de prêts aux taux LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Au 31 décembre 2006, la Fiducie avait des lettres de crédit pour un montant de 63,3 millions de dollars (37,3 millions de dollars en 2005) en cours sur la facilité de crédit à terme renouvelable prorogeable et des lettres de crédit de 3,0 millions de dollars (6,9 millions de dollars en 2005) en cours sur la facilité d'exploitation à vue.

OBLIGATIONS CONTRACTUELLES

	Paiements exigibles par période				
(en millions de dollars)	Total	Moins de 1 an	1 an à 3 ans	4 à 5 ans	Plus de 5 ans
Dette à long terme	254,3	2,3	252,0	–	–
Contrats de location-acquisition	14,4	1,8	3,8	3,8	5,0
Contrats de location-exploitation	14,9	3,2	6,3	5,4	–
Total des obligations contractuelles	283,6	7,3	262,1	9,2	5,0

AltaGas a signé un contrat de location-acquisition avec Maxim Energy Group Ltd. à l'égard du droit à 25 MW de capacité d'électricité de pointe alimentée au gaz et aux produits connexes des services secondaires et des ventes de pointe de cette capacité. Le contrat de location-acquisition d'une durée de 10 ans, qui est entré en vigueur le 1er septembre 2004, comprend une option exerçable à la fin de la durée initiale pour prolonger la durée de 15 ans ou pour acheter les actifs. La valeur actualisée nette du contrat de location-acquisition au 31 décembre 2006 était de 11,8 millions de dollars (12,3 millions de dollars en 2005), le solde étant exigible en versements mensuels comprenant le capital et des intérêts de 0,2 million de dollars.

La Fiducie a des contrats de location-exploitation portant sur des locaux à bureaux, du matériel de bureau et du matériel roulant.

AUTRES ENGAGEMENTS

En vertu des modalités d'un contrat de livraison à long terme de gaz naturel de 1997, la Fiducie s'est engagée à livrer du gaz naturel à des prix allant de 2,28 $ le mpc en 2006 à 2,40 $ le mpc jusqu'à l'échéance du contrat en 2009. La Fiducie a conclu des contrats avec plusieurs producteurs afin de fournir les volumes aux termes de ce contrat. L'un de ces producteurs n'a pas respecté son obligation contractuelle de livraison de gaz naturel en 1999, de sorte que la Fiducie a dû assumer l'engagement de livraison de 2 845 mpc/j de ce producteur. La Fiducie a des réserves de gaz naturel qui couvrent l'obligation liée à ce contrat de livraison. En décembre 2006, elle a conclu avec un tiers un contrat établissant le prix forfaitaire de l'approvisionnement en gaz lié à cet engagement jusqu'à ce dernier échoit en 2009.

DISTRIBUTIONS


DIVIDENDES AU COMPTANT/
DISTRIBUTIONS
DÉCLARÉES PAR PART
1,995
1,85
1,31
0,38
0

1,31

Les distributions d'AltaGas sont déterminées compte tenu des flux de trésorerie distribuables durables, qui sont tributaires du bénéfice net consolidé et des exigences en matière de capital de maintenance et de croissance, et de remboursement de la dette de la Fiducie. AltaGas a déclaré des distributions aux porteurs de parts de 110,8 millions de dollars en 2006, contre 100,0 millions de dollars en 2005. L'encaisse distribuable de la Fiducie s'est établie à 155,6 millions de dollars en 2006 comparativement à 121,0 millions de dollars en 2005 et a servi notamment au financement complet des distributions aux porteurs de part. La Fiducie compte verser la quasi-totalité de ses flux de trésorerie distribuables durables au moyen de distributions mensuelles régulières aux porteurs de parts. (Se reporter à la rubrique intitulée «Mesures financières non conformes aux PCGR» du présent rapport pour une description de l'encaisse distribuable.)

0,38 La Fiducie a commencé à verser le 15 juin 2004 des distributions mensuelles de 0,15 $ la part de fiducie pour chaque part de société en commandite d'AltaGas LP #1 et d'AltaGas LP #2 de catégorie B («part échangeable»). AltaGas verse des distributions au comptant le 15e jour de chaque mois aux porteurs de parts inscrits le 25e jour du mois précédent, ou le jour ouvrable suivant si cette date ou la date de clôture des registres tombe une fin de semaine ou un jour férié.

La distribution au comptant mensuelle de la Fiducie a été haussée pour passer de 0,15 $ à 0,16 $ la part, soit une augmentation de 7 %, à compter de la distribution payable aux porteurs de parts inscrits le 25 août 2005.

La Fiducie a conclu, le 17 novembre 2005, la scission partielle de sa filiale en propriété exclusive, AltaGas Utility Group Inc., en tant qu'entité ouverte distincte. Par suite de la scission, la Fiducie a distribué une action ordinaire d'Utility Group (estimée à 7,50 $ l'action) pour chaque tranche de 13,9592 parts de fiducie et parts échangeables détenues le 14 novembre 2005.

Le 1er mars 2006, la distribution au comptant mensuelle de la Fiducie s'est élevée à 0,165 $ la part, à compter de la distribution payable aux porteurs de parts inscrits le 27 mars 2006.

Le 9 août 2006, la distribution au comptant mensuelle de la Fiducie s'est élevée à 0,17 $ la part, à compter de la distribution payable aux porteurs de parts inscrits le 25 août 2006. En 2006, AltaGas a déclaré des distributions au comptant de 1,995 $ la part, contre 2,39 $ la part (comprenant la valeur de la distribution d'actions le 14 novembre 2005) en 2005.

Le tableau suivant résume l'historique des dividendes et des distributions déclarés par AltaGas depuis 2004[1] :

(en dollars par part)	**2006**	2005	2004
Premier trimestre	**0,485**	0,45	0,11
Deuxième trimestre	**0,495**	0,45	0,30
Troisième trimestre	**0,505**	0,47	0,45
Quatrième trimestre	**0,510**	0,48	0,45
Distribution d'actions[2]	–	0,54	–
	1,995	2,39	1,31

[1] Des dividendes ont été versés aux actionnaires, du premier trimestre de 2001 au premier trimestre de 2004 avant la réorganisation d'AltaGas Services Inc., qui est devenue AltaGas Income Trust. La conversion en fiducie a eu lieu à compter du 1er mai 2004, et des distributions mensuelles aux porteurs de parts ont été déclarées à compter de ce mois.

[2] Une action d'Utility Group a été émise pour chaque tranche de 13,9592 parts de fiducie et parts échangeables détenues le 14 novembre 2005.

Le 20 mai 2004, AltaGas a adopté un régime optionnel d'achat de parts, de réinvestissement des distributions et Premium Distribution[MC] (le régime de réinvestissement des distributions) pour les porteurs admissibles de parts de fiducie et de parts échangeables d'AltaGas Income Trust, d'AltaGas LP#1 et d'AltaGas LP#2. La participation au régime de réinvestissement des distributions a permis la mobilisation de nouveaux capitaux propres de 46,5 millions de dollars par suite de l'émission de 1,7 million de parts de fiducie pour l'exercice terminé le 31 décembre 2006. Au 31 décembre 2006, le régime de réinvestissement des distributions avait permis la mobilisation d'un total de 84,3 millions de dollars en nouveaux capitaux propres et de 3,4 millions de nouvelles parts depuis la création de la Fiducie. Pour obtenir tous les renseignements sur le régime de réinvestissement des distributions, consulter le site Web d'AltaGas à l'adresse www.altagas.ca.

En supposant qu'une part a été détenue tout au long de 2006, aux fins de l'impôt sur les bénéfices, la Fiducie prévoit qu'environ 73 % des distributions totales déclarées en 2006 seront imposées en tant que revenu d'un bien et 27 % en tant que rendement du capital. Pour la majorité des porteurs de parts, le montant du remboursement de capital réduira le prix de base de leurs parts de fiducie aux fins du calcul des gains en capital à la cession de leurs parts. Les porteurs de parts devraient consulter un conseiller fiscal relativement aux incidences fiscales qu'ils subissent du fait d'acheter, de détenir et de céder des parts.

RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE

En vertu des modalités de la restructuration d'AltaGas en fiducie de revenu, en date du 1er mai 2004, les porteurs de titres ASI ont échangé leurs actions de la société pour des parts de fiducie, et les porteurs de titres admissibles ont aussi reçu des parts échangeables pouvant être échangées contre des parts de fiducie, à raison de une pour une. Les parts échangeables ne sont pas inscrites en Bourse.

PARTS EN CIRCULATION

Au 28 février 2007, la Fiducie comptait 54,6 millions de parts de fiducie et 2,1 millions de parts échangeables en circulation, et sa capitalisation boursière s'établissait à 1,5 milliard de dollars, d'après le cours de clôture de 27,00 $ la part de fiducie le 28 février 2007. Au 28 février 2007, il y avait 1,0 million d'options en cours et 150 525 options qui pouvaient être exercées en vertu des modalités du régime d'options d'achat de parts.

MODIFICATIONS DE CONVENTIONS COMPTABLES

RÉMUNÉRATION À BASE D'ACTIONS DES SALARIÉS ADMISSIBLES À LA RETRAITE AVANT LA DATE D'ACQUISITION

En juillet 2006, le Comité sur les problèmes nouveaux (CPN) de l'Institut Canadien des comptables agréés (ICCA) a publié l'abrégé des délibérations CPN-162, intitulé «Rémunération à base d'actions des salariés admissibles à la retraite avant la date d'acquisition». Cet abrégé précise que le coût de la rémunération, attribuable aux options et aux attributions accordées aux salariés qui sont admissibles au départ à la retraite à la date d'acquisition ou qui deviennent admissibles au départ à la retraite au cours de la période d'attribution, doit être comptabilisé au moment où il survient si ces employés sont admissibles au départ à la retraite à la date d'attribution ou au cours de la période comprise entre la date d'attribution et la date du départ à la retraite admissible pour ces salariés. Cette directive s'applique obligatoirement de façon rétroactive à toutes les attributions de rémunération à base de parts comptabilisées conformément aux exigences du chapitre 3870, intitulé «Rémunération à base d'actions et autres paiements à base d'actions», du *Manuel de l'ICCA*. Cette comptabilisation diffère de la méthode utilisée auparavant, selon laquelle la charge était comptabilisée au cours de la période comprise entre la date d'attribution et la date d'acquisition. Au 31 décembre 2006, AltaGas n'avait aucune option en cours visée par l'adoption rétroactive de cette directive.

OPÉRATIONS NON MONÉTAIRES

L'ICCA a publié le chapitre 3831 intitulé «Opérations non monétaires». Selon la nouvelle norme, la substance commerciale remplace l'aboutissement du processus de génération du profit comme critère d'évaluation de la juste valeur. Cette norme apporte des éclaircissements sur la mesure de la juste valeur. Elle n'a aucune incidence notable sur les présents états financiers consolidés de la Fiducie.

INSTRUMENTS FINANCIERS

En janvier 2005, l'ICCA a publié de nouvelles normes en comptabilité, notamment les chapitres 1530, «Résultat étendu», 3251, «Capitaux propres», 3855, «Instruments financiers – Comptabilisation et évaluation» et 3865, «Couvertures», dont l'adoption est entrée en vigueur le 1er janvier 2007.

Ces normes énoncent des directives sur la constatation, l'évaluation et le classement des actifs financier, des passifs financiers et des dérivés qui ne sont pas des instruments financiers. Selon ces nouvelles normes, tous les actifs financiers, y compris les dérivés, sont évalués à leur juste valeur dans le bilan consolidé, sauf les emprunts et les débiteurs, les placements détenus jusqu'à l'échéance et certaines participations dans des sociétés privées, lesquels sont évalués au coût après amortissement. Les passifs financiers détenus à des fins de négociation sont constatés à la juste valeur dans le bilan consolidé. Les autres passifs financiers sont évalués au coût après amortissement.

De plus, ces nouvelles normes énoncent les exigences relatives à la comptabilisation des couvertures. Conformément à ces normes, toute inefficacité d'une couverture doit être constatée en résultat net au moment où elle survient.

Elles précisent aussi que le cumul des autres éléments du résultat étendu doit être présenté dans le bilan consolidé sous un poste distinct comme composante des capitaux propres attribuables aux porteurs de parts.

En date du 1er janvier 2007, la variation de la valeur comptable des instruments financiers et les soldes reportés connexes par suite de l'adoption de ces nouvelles normes doivent être comptabilisés dans les résultats cumulés d'ouverture et dans le solde d'ouverture du cumul des autres éléments du résultat étendu.

ESTIMATIONS COMPTABLES CRITIQUES

Comme la détermination de la valeur de nombreux actifs, passifs, produits et charges dépend des événements futurs, la préparation des états financiers consolidés de la Fiducie requiert l'utilisation d'estimations et d'hypothèses fondées sur un jugement prudent. Les principales conventions comptables d'AltaGas sont contenues dans les notes afférentes aux états financiers consolidés. Certaines de ces conventions portent sur des estimations comptables critiques à cause de l'exigence voulant que des jugements particulièrement subjectifs ou complexes soient faits à l'égard de questions qui sont intrinsèquement incertaines et en raison de la probabilité que des montants sensiblement différents puissent être constatés dans différentes conditions ou selon des hypothèses différentes.

Les estimations comptables critiques d'AltaGas demeurent la dotation aux amortissements, les obligations liées à la mise hors service d'immobilisations et l'évaluation de la réduction de valeur des actifs. La section suivante décrit les estimations comptables critiques et les hypothèses qu'AltaGas a faites et en quoi elles ont une incidence sur les résultats présentés dans les états financiers consolidés.

AMORTISSEMENT

AltaGas effectue des évaluations de l'amortissement des immobilisations et des arrangements, contrats et relations de services énergétiques. Lorsqu'il est établi que les durées de vie utile des actifs attribuées ne reflètent pas la période résiduelle estimative d'un avantage, des modifications prospectives sont apportées aux durées de vie utile amortissables de ces actifs. Les coûts capitalisés du pétrole et du gaz sont épuisés (amortis) par imputation aux résultats par unité de production sur la durée de vie estimative des réserves prouvées. L'amortissement est une estimation comptable critique pour les raisons suivantes :

- L'estimation de la durée de vie résiduelle de certains actifs comporte un certain nombre d'incertitudes;
- Les hypothèses quant aux quantités des réserves comportent aussi des incertitudes;
- Des modifications de ces hypothèses pourraient entraîner des rajustements importants du montant de l'amortissement que la Fiducie constate d'une période à l'autre.

OBLIGATIONS LIÉES À LA MISE HORS SERVICE D'IMMOBILISATIONS ET AUTRES COÛTS LIÉS À L'ENVIRONNEMENT

Le Fiducie constate les passifs au titre des obligations liées à la mise hors service d'immobilisations et d'autres coûts liés à l'environnement. Les obligations liées à la mise hors service d'immobilisations et autres coûts liés à l'environnement représentent des estimations comptables critiques pour les raisons suivantes :

- La majeure partie des coûts de mise hors service d'immobilisations ne seront pas engagés avant un certain nombre d'années (la plupart d'entre eux sont estimés entre 2025 et 2035), obligeant ainsi la Fiducie à faire des estimations sur une longue période;
- Si les lois et règlements en matière d'environnement changent, des changements dans le montant et le calendrier des charges devant être engagées peuvent être apportés;
- Un changement dans l'une ou l'autre de ces estimations pourrait avoir une incidence importante sur les états financiers consolidés de la Fiducie.

DÉPRÉCIATION DES ACTIFS

AltaGas examine les actifs à long terme et les immobilisations incorporelles ayant une durée de vie limitée lorsque des événements ou des changements de circonstances indiquent que la valeur comptable de ces actifs pourrait ne pas être recouvrable. La recouvrabilité se fonde sur une estimation de la valeur non actualisée des flux de trésorerie, et la mesure d'une dépréciation se fonde sur la juste valeur des actifs. C'est une estimation comptable critique pour les raisons suivantes :

- Elle nécessite que la direction pose des hypothèses quant aux rentrées et aux sorties de fonds futures tirées sur la durée de vie d'un actif, hypothèses qui sont appelées à changer d'une période à l'autre du fait des nouvelles informations disponibles se rapportant à la détermination des hypothèses;
- La constatation d'une dépréciation peut avoir une incidence importante sur les états financiers de la Fiducie.

À l'égard de l'évaluation des dépréciations, la direction a calculé la juste valeur de l'écart d'acquisition compte tenu des flux de trésorerie futurs estimatifs ainsi que des taux d'actualisation appropriés. Les estimations ont été faites de la même manière qu'aux périodes précédentes.

ARRANGEMENTS HORS BILAN

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un droit conservé ou éventuel sur des actifs cédés à une entité non consolidée ou un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non consolidée qui fournit du financement, des liquidités, du soutien en matière de risque de marché ou de risque de crédit, ou encore qui fournit des services de crédit-bail, de couverture ou de recherche et développement à la Fiducie.

APPARENTÉS

La Fiducie a vendu 84,0 millions de dollars de gaz naturel à Utility Group et a engagé des frais de transport de 0,6 million de dollars facturés par cette dernière en 2006. La Fiducie a également payé des frais de gestion de 1,0 million de dollars à Utility Group et a reçu des honoraires de gestion de 30 000 $ de cette dernière, pour des services administratifs. En outre, la Fiducie a offert des services d'exploitation à Utility Group pour un montant de 0,5 million de dollars.

En vertu d'un bail pour des locaux de bureaux et du matériel, la Fiducie paie un loyer à 2013761 Ontario Inc., qui appartient à un salarié. Des paiements de 83 094 $ ont été versés en 2006 (81 535 $ en 2005). Le bail de cinq ans vient à échéance en 2007 et est renouvelable au gré d'AltaGas pour trois autres années. (Se reporter à la note 17 des états financiers consolidés.)

CONTRÔLES ET PROCÉDURES DE COMMUNICATION DE L'INFORMATION

Les contrôles et procédures de communication de l'information de la Fiducie ont été conçus afin d'offrir l'assurance que l'information qui doit être présentée dans les rapports ou soumise en vertu de la loi sur les valeurs mobilières applicable est rassemblée et transmise à la direction, y compris le chef de la direction et le chef des finances, en temps opportun, pour que des décisions appropriées soient prises à l'égard de l'information à communiquer..

Conformément au règlement multilatéral 52-109 (Attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs), une évaluation a été effectuée par la direction, sous la supervision de la direction et avec la participation de celle-ci, y compris le président du conseil d'administration, président et chef de la direction et le chef des finances, à l'égard de l'efficacité des contrôles et procédures de communication de l'information, à la date de la clôture de la période couverte par le présent rapport. Compte tenu de cette évaluation, le chef de la direction et le chef des finances sont arrivés à la conclusion que les contrôles et procédures de communication de l'information étaient efficaces au 31 décembre 2006 pour fournir l'assurance raisonnable que l'information devant être communiquée est consignée, traitée, condensée et présentée dans les délais prévus par les règles et formulaires de l'autorité en valeurs mobilières concernée.

CONTRÔLE INTERNE À L'ÉGARD DE L'INFORMATION FINANCIÈRE

La direction de la Fiducie est responsable de la mise en place et du maintien des contrôles internes régissant la communication de l'information financière. Tous les systèmes de contrôle interne, peu importe la qualité de leur conception, ont leur limite. Un système de conception ultra efficace ne peut fournir qu'une assurance raisonnable à l'égard de la préparation et de la présentation des états financiers.

La Fiducie utilise le cadre du *Committee of Sponsoring Organizations* de la *Treadway Commission* (COSO) pour évaluer la conception des contrôles internes régissant la communication de l'information financière.

Au 31 décembre 2006, la direction a évalué la conception du contrôle interne de la Fiducie à l'égard de l'information financière et a conclu que ce contrôle interne était conçu de manière adéquate pour fournir l'assurance raisonnable quant à la fiabilité de la communication de l'information financière et de la préparation des états financiers à l'intention des tiers selon les PCGR. L'évaluation a permis de conclure que la conception du contrôle interne à l'égard de l'information financière de la Fiducie ne comportait aucune faiblesse importante décelée par la direction d'AltaGas.

Aucun changement pouvant avoir une incidence marquée sur le contrôle interne à l'égard de l'information financière n'a été apporté à sa conception au cours de l'exercice terminé le 31 décembre 2006.

LOI SUR LA RESPONSABILITÉ LIMITÉE DES PORTEURS DE PARTS

Le 1er juillet 2004, la loi intitulée *Income Trusts Liability Act* de l'Alberta est entrée en vigueur. Elle prévoit qu'un porteur de parts n'est pas, à titre de bénéficiaire, responsable pour tout geste ou toute faute, obligation ou responsabilité du fiduciaire qui survient après l'entrée en vigueur de la disposition concernée de la loi en question.

La déclaration de fiducie d'AltaGas Income Trust prévoit qu'aucun porteur de parts n'engage sa responsabilité relativement à la Fiducie ni aux obligations ou aux affaires de celle-ci, ni pour tout geste ou toute omission du fiduciaire de la Fiducie, à condition que, si un tribunal juge que la responsabilité des porteurs de parts est engagée, seuls les actifs de la Fiducie pourront être visés par une tentative d'exécution, et cette responsabilité ne pourra être réglée qu'au moyen de ces actifs. La déclaration de fiducie prévoit également que les contrats auxquels la Fiducie est partie devraient contenir des clauses restrictives à l'égard de la responsabilité des porteurs de parts.

ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN

Le 19 janvier 2007, AltaGas a émis des billets à moyen terme non garantis de premier rang pour un capital de 100 millions de dollars. Les billets portent un taux d'intérêt nominal de 5,07 % et viennent à échéance le 19 janvier 2012.

IMPOSITION DES FIDUCIES DE REVENU

Le 31 octobre 2006, le Gouvernement du Canada a annoncé un projet de loi visant l'imposition de certaines fiducies et sociétés en commandite cotées en Bourse ainsi que de leurs porteurs de parts. D'une manière générale, les changements proposés ne prendront effet qu'à compter du 1er janvier 2011, sous réserve que l'entité ne connaisse qu'une «croissance normale» et aucune «expansion injustifiée» d'ici cette date. Conformément aux changements proposés, certaines distributions de bénéfices par la Fiducie seront assujetties à l'impôt sur les bénéfices et seront constatés à titre de dividendes versés par une société canadienne imposable à des porteurs de parts. Ce projet de loi a été rendu public à des fins de discussion le 21 décembre 2006. La direction compte adapter les stratégies organisationnelles de la Fiducie au changement de la loi fiscale en vue d'accroître la valeur dans l'intérêt des porteurs de parts.

FAITS SAILLANTS DU QUATRIÈME TRIMESTRE

Le bénéfice net pour le trimestre terminé le 31 décembre 2006 a atteint 27,3 millions de dollars, (0,49 $ par part), comparativement à 26,4 millions de dollars (0,48 $ par part) pour le trimestre terminé le 31 décembre 2005. Le bénéfice net a progressé en raison de l'augmentation des produits d'exploitation liés aux volumes d'électricité couverts ou non couverts, du recul des coûts de transport de l'électricité, de la hausse des différentiels de fractionnement des LGN et de la baisse des intérêts débiteurs, compensés en partie par un accroissement des charges du Siège social, la baisse des produits tirés des activités de transport et la perte de valeur de l'écart d'acquisition, laquelle est liée à un placement secondaire du secteur Collecte et traitement sur place. Le bénéfice net du quatrième trimestre de 2005 comprenait l'apport du contrat d'électricité de la centrale Genesee, les bénéfices du secteur Distribution de gaz naturel pour une période d'environ six semaines et un recouvrement d'impôt sur les bénéfices découlant d'un rajustement au titre des soldes d'impôts futurs.

Après consolidation, les produits nets pour le trimestre terminé le 31 décembre 2006 se sont établis à 84,6 millions de dollars, alors qu'ils ont atteint 78,7 millions de dollars au cours de la période correspondante de l'exercice précédent. L'augmentation est due principalement aux produits plus élevés tirés de la vente de volumes d'électricité couverts et de la vente d'électricité au comptant et des coûts de transport moindres du secteur Production d'électricité (11,9 millions de dollars), aux nouvelles installations du secteur Collecte et traitement sur place (3,0 millions de dollars) ainsi qu'à l'augmentation des différentiels de fractionnement des LGN et des volumes traités dans les usines d'extraction (1,0 million de dollars). L'augmentation des produits nets a été contrebalancée par la scission partielle du secteur Distribution de gaz naturel en novembre 2005 (4,2 millions de dollars), l'expiration du contrat de la centrale Genesee en mars 2006 (2,1 millions de dollars), la baisse de débit du secteur Collecte et traitement sur place (1,4 million de dollars), un remboursement du capital au quatrième trimestre de 2005 de 1,5 million de dollars et un report de produits tirés des activités de transport de 0,8 million de dollars.

Les charges d'exploitation et d'administration pour le trimestre terminé le 31 décembre 2006 ont été de 40,1 millions de dollars comparativement à 38,9 millions de dollars pour la période correspondante de 2005. La hausse découle principalement des coûts additionnels liés aux nouvelles installations de collecte et de traitement sur place de l'augmentation de la charge de rémunération et des hausses générales des coûts. Ces hausses ont été contrebalancées en partie la

scission partielle du secteur Distribution de gaz naturel, lequel a présenté des charges d'exploitation et d'administration de 2,2 millions de dollars au quatrième trimestre de 2005.

La dotation aux amortissements pour le trimestre terminé le 31 décembre 2006 a été de 12,5 millions de dollars par rapport à 10,9 millions de dollars pour la période correspondante de 2005. L'augmentation tient surtout de la dotation aux amortissements des contrats et des relations des services énergétiques plus élevée de 0,9 million de dollars, de la hausse des taux d'épuisement et d'amortissement des actifs de production pétroliers et gaziers (0,6 million de dollars), de la radiation de 0,6 million de dollars au titre de la perte de valeur de l'écart d'acquisition liée à un placement secondaire du secteur Collecte et traitement sur place et de la croissance du secteur Collecte et traitement sur place représentant 0,9 million de dollars. L'augmentation a été en partie contrebalancée par une baisse de 0,8 million de dollars de la dotation aux amortissements découlant de la scission partielle du secteur Distribution de gaz naturel au quatrième trimestre de 2005.

Les intérêts débiteurs pour le quatrième trimestre de 2006 ont atteint 3,3 millions de dollars, comparativement à 3,9 millions de dollars pour le trimestre correspondant de 2005. Le recul est attribuable à une augmentation des flux de trésorerie d'exploitation et d'un encours moyen de la dette à long terme moins élevé en raison d'un remboursement de 85,4 millions de dollars vers la fin de 2005 au moyen du produit de la scission partielle du secteur Distribution de gaz naturel.

Les impôts sur les bénéfices pour le trimestre terminé le 31 décembre 2006 se sont établis à 1,4 million de dollars, comparativement à un recouvrement de 1,3 million de dollars pour la même période en 2005. L'augmentation découle de l'accroissement du bénéfice net avant impôts sur les bénéfices au quatrième trimestre de 2006 et d'un rajustement au titre des soldes d'impôts futurs ayant entraîné un recouvrement d'impôts sur les bénéfices de 1,6 million de dollars au quatrième trimestre de 2005.

ANALYSE DE SENSIBILITÉ

Le tableau ci-après illustre l'incidence prévue des changements économiques et des changements d'exploitation possibles sur le bénéfice net prévu d'AltaGas en 2007.

Facteur	Augmentation ou diminution	Augmentation ou diminution du bénéfice net par part
Volumes collectés et traités sur place dans les installations existantes	5 mmpc/j	0,016
Marge d'exploitation par mpc des installations de collecte et de traitement sur place	1 cent/mpc	0,024
Prix de l'électricité	1 $/MWh	0,015
Prix du gaz naturel	0,50 $/mpc	0,006
Différentiel de fractionnement des LGN	1 $/b	0,007
Taux d'intérêt	25 points de base	0,001

SOMMAIRE DES RÉSULTATS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES

(en millions de dollars)	**T4-06**	T3-06	T2-06	T1-06	T4-05	T3-05	T2-05	T1-05
Produits nets[1]	**84,6**	82,5	72,8	79,1	78,7	71,3	67,5	79,4
Bénéfice d'exploitation[1]	**32,0**	33,7	26,0	35,0	29,0	22,9	22,0	34,2
Bénéfice net	**27,3**	28,8	29,9	28,6	26,4	17,2	19,1	27,6

(en dollars par part)	**T4-06**	T3-06	T2-06	T1-06	T4-05	T3-05	T2-05	T1-05
Bénéfice net								
De base	**0,49**	0,52	0,54	0,52	0,48	0,32	0,35	0,52
Dilué	**0,49**	0,52	0,54	0,52	0,48	0,32	0,35	0,52
Distributions déclarées[2]	**0,51**	0,505	0,495	0,485	0,48	0,47	0,45	0,45

1 Mesure financière non conforme aux PCGR. Se reporter à la rubrique intitulée «Mesures financières non conformes aux PCGR» du présent rapport et des rapports déposés précédemment.

2 Ne tient pas compte de la distribution d'actions par suite de la scission partielle du secteur Distribution de gaz naturel. La Fiducie a émis une action ordinaire d'Utility Group (évaluée à 7,50 $ l'action) pour chaque tranche de 13,9592 parts de fiducie et parts échangeables détenues le 14 novembre 2005, ajoutant une valeur additionnelle de 0,54 $ la part.

Les tendances qui se dégagent des activités d'AltaGas des huit derniers trimestres reflètent : la croissance interne de l'entreprise, les acquisitions, un environnement commercial favorable y compris la hausse générale des prix de l'électricité en Alberta, le caractère saisonnier du secteur Distribution de gaz naturel jusqu'au moment de sa scission partielle en novembre 2005 et les cessions d'actifs.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels particuliers sont présentés ci-dessous :

- Le bénéfice net du premier trimestre de 2005 comprenait un gain après impôts de 7,9 millions de dollars lié au changement de la participation de la Fiducie dans Taylor.
- Le bénéfice net du deuxième trimestre de 2005 comprenait une perte après impôts de 0,4 million de dollars liée à la participation de la Fiducie dans Taylor.
- La scission partielle du secteur Distribution de gaz naturel a eu une incidence après impôts nette de 0,1 million de dollars sur les résultats du quatrième trimestre de 2005. De plus, le bénéfice d'exploitation a reculé d'environ 2 millions de dollars par suite de la possession à 100 % du secteur Distribution de gaz naturel pendant seulement six semaines au cours du trimestre et d'un recouvrement d'impôt de 1,6 million de dollars découlant d'un rajustement au titre des soldes d'impôts futurs. Les résultats ont également été influencés par les prix plus élevés reçus pour la vente d'électricité et la baisse des intérêts débiteurs.
- Les résultats du secteur Collecte et traitement sur place sont généralement moins élevés au premier trimestre qu'au quatrième trimestre.
- Les prix de l'électricité élevés, les différentiels de fractionnement plus importants et le recul des intérêts débiteurs tout au long de 2006 ont entraîné de solides résultats financiers, contrebalancés en partie par l'apport du secteur Distribution de gaz naturel du premier trimestre 2005 en raison de la scission partielle de ce secteur en novembre 2005;
- Au deuxième trimestre de 2006, une économie d'impôts futurs sans effet sur la trésorerie de 6,6 millions de dollars a été constatée par suite d'une réduction des taux d'imposition des sociétés du gouvernement fédéral et de l'Alberta.

- Au quatrième trimestre de 2006, la Fiducie a constaté une perte de valeur de l'écart d'acquisition de 0,6 million de dollars et reporté 0,8 million de dollars de produits tirés des activités de transport.

Responsabilité de la direction à l'égard des états financiers

La direction reconnaît qu'elle est responsable de la préparation des états financiers consolidés et elle est d'avis que ces états financiers ont été dressés selon les principes comptables généralement reconnus du Canada et dans les limites raisonnables de l'importance relative. En outre, la direction estime que l'information financière contenue dans le présent rapport annuel est conforme à celle qui est présentée dans les états financiers consolidés. AltaGas Income Trust (AltaGas ou la Fiducie) a établi des contrôles internes et des systèmes qui assurent, de façon raisonnable, la protection de ses actifs et qui facilitent la préparation rapide de renseignements pertinents et fiables. La Fiducie a retenu les services de vérificateurs indépendants pour examiner les états financiers consolidés. Les états financiers consolidés sont approuvés par le conseil d'administration après avoir pris connaissance des recommandations du comité de vérification. Le comité de vérification du conseil d'administration se compose d'administrateurs qui ne sont ni cadres ni employés de la Fiducie. Le comité de vérification discute des états financiers consolidés et du rapport de gestion et les révise avec la direction et les vérificateurs indépendants avant de les approuver et de les soumettre à l'approbation du conseil d'administration. Ce dernier, sur la recommandation du comité de vérification, a approuvé les états financiers consolidés contenus dans ce rapport.

Le président du conseil, président et chef de la direction d'AltaGas General Partner Inc., délégué du fiduciaire d'AltaGas Income Trust,

(signé) «David W. Cornhill»
David W. Cornhill
Le 8 mars 2007

Le vice-président directeur, chef de l'exploitation et chef des finances d'AltaGas General Partner Inc., délégué du fiduciaire d'AltaGas Income Trust,

(signé) «Richard M. Alexander»
Richard M. Alexander
Le 8 mars 2007

Rapport des vérificateurs

Aux porteurs de parts d'AltaGas Income Trust

Nous avons vérifié les bilans consolidés d'AltaGas Income Trust aux 31 décembre 2006 et 2005 et les états consolidés des résultats et des bénéfices cumulés et des flux de trésorerie des exercices terminés à ces dates. La responsabilité des états financiers incombe à la direction de la Fiducie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière d'AltaGas Income Trust aux 31 décembre 2006 et 2005 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

(signé) «Ernst & Young s.r.l./S.E.N.C.R.L.»

Ernst & Young s.r.l./S.E.N.C.R.L.
Comptables agréés

Le 23 février 2007
Calgary, Canada

Bilans consolidés

Aux 31 décembre *(en milliers de dollars)*	2006		2005	
Actif				
Actif à court terme				
Trésorerie et équivalents de trésorerie	**13 226**	**$**	11 685	$
Débiteurs	**224 533**		220 684	
Stocks	**61**		95	
Dépôts des clients	**16 304**		15 371	
Divers	**9 277**		4 421	
	263 401		252 256	
Immobilisations *(notes 3 et 8)*	**677 941**		645 442	
Ententes, contrats et relations de services énergétiques *(note 4)*	**103 330**		110 850	
Écart d'acquisition *(note 5)*	**18 260**		18 860	
Placements à long terme et autres actifs *(note 6)*	**46 643**		40 921	
	1 109 575		1 068 329	$
Passif et avoir des porteurs de parts				
Passif à court terme				
Créditeurs et charges à payer	**200 882**	**$**	215 601	$
Distributions à payer aux porteurs de parts	**9 588**		8 744	
Dette à court terme *(note 7)*	**–**		2 710	
Tranche de la dette à long terme échéant à moins d'un an *(note 8)*	**1 147**		1 071	
Dépôts des clients	**16 304**		15 371	
Produits constatés d'avance	**788**		–	
Autres passifs à court terme	**10 982**		10 773	
	239 691		254 270	
Dette à long terme *(note 8)*	**264 340**		265 245	
Obligations liées à la mise hors service d'immobilisations *(note 9)*	**23 350**		16 982	
Impôts futurs *(note 10)*	**51 252**		52 433	
Autres passifs à long terme	**1 526**		813	
	580 159		589 743	
Avoir des porteurs de parts *(notes 12 et 13)*	**529 416**		478 586	
	1 109 575	**$**	1 068 329	$

Engagements *(notes 7, 8, 11, 14 et 16)*

Voir les notes afférentes aux états financiers consolidés.

Approuvé par le conseil d'administration d'AltaGas General Partner Inc. au nom d'AltaGas Income Trust,

(signé) «David W. Cornhill»
David W. Cornhill
Administrateur

(signé) «Robert B. Hodgins»
Robert B. Hodgins
Administrateur

États des résultats et des bénéfices cumulés consolidés

Pour les exercices terminés les 31 décembre (en milliers de dollars, sauf le nombre de parts et les montants par part)	**2006**		2005	
Produits				
Exploitation	**1 358 189**	**$**	1 491 621	$
Divers *(note 19)*	**4 415**		10 725	
	1 362 604		1 502 346	
Charges				
Coût des produits vendus	**1 043 691**		1 205 481	
Exploitation et administration	**145 788**		141 382	
Amortissement :				
Immobilisations	**38 377**		40 886	
Ententes, contrats et relations de services énergétiques	**7 484**		6 486	
Perte de valeur de l'écart d'acquisition *(note 5)*	**600**		–	
	1 235 940		1 394 235	
Bénéfice d'exploitation	**126 664**		108 111	
Intérêts débiteurs *(notes 7, 8 et 11)*				
Dette à court terme	**270**		576	
Dette à long terme	**13 012**		18 515	
Bénéfice avant impôts sur les bénéfices	**113 382**		89 020	
Recouvrement d'impôts sur les bénéfices *(note 10)*	**(1 129)**		(1 268)	
Bénéfice net	**114 511**		90 288	
Bénéfices cumulés au début de l'exercice	**287 107**		196 819	
Bénéfices cumulés à la fin de l'exercice	**401 618**	**$**	287 107	$
Résultat net par part *(note 13)*				
De base	**2,06**	**$**	1,67	$
Dilué	**2,06**	**$**	1,67	$
Nombre moyen pondéré de parts en circulation (en milliers) *(note 13)*				
De base	**55 469**		54 011	
Dilué	**55 516**		54 088	

Voir les notes afférentes aux états financiers consolidés.

États des flux de trésorerie consolidés

Pour les exercices terminés les 31 décembre *(en milliers de dollars)*	**2006**	2005
Flux de trésorerie d'exploitation		
Bénéfice net	**114 511 $**	90 288 $
Éléments sans effet sur la trésorerie :		
Amortissement	**45 861**	47 372
Désactualisation des obligations liées à la mise hors service d'immobilisations *(note 9)*	**1 430**	1 326
Rémunération à base de parts *(note 13)*	**482**	16
Recouvrement d'impôts futurs *(note 10)*	**(1 181)**	(3 364)
Gain à la vente d'actifs et sur opérations de placement *(note 6)*	**–**	(9 573)
Quote-part du bénéfice de sociétés satellites	**(3 967)**	(1 141)
Distributions de sociétés satellites	**2 950**	2 874
Perte de valeur de l'écart d'acquisition *(note 5)*	**600**	–
Divers	**994**	1 240
Flux de trésorerie d'exploitation	**161 680**	129 038
Obligations liées à la mise hors service d'immobilisations réglées *(note 9)*	**(560)**	(183)
Variation nette du fonds de roulement hors caisse *(note 15)*	**(14 260)**	(16 545)
	146 860	112 310
Activités d'investissement		
Diminution (augmentation) des dépôts des clients	**(933)**	1 547
Acquisition d'immobilisations	**(73 042)**	(53 965)
Cession d'immobilisations	**509**	5 030
Acquisition d'ententes, de contrats et relations de services énergétiques	**–**	(3 868)
Annulation d'ententes, de contrats et relations de services énergétiques	**36**	–
Acquisition de placements à long terme et d'autres actifs	**(5 032)**	(855)
Cession de placements à long terme et d'autres actifs *(note 6)*	**–**	13 027
Produits tirés de la scission partielle du secteur Distribution de gaz naturel *(note 20)*	**–**	85 383
	(78 462)	46 299
Activités de financement		
Diminution de la dette à court terme	**(2 710)**	(4 235)
Diminution de la dette à long terme	**(829)**	(86 217)
Distributions aux porteurs de parts	**(109 954)**	(99 249)
Produit net tiré de l'émission de parts *(note 13)*	**46 636**	30 476
	(66 857)	(159 225)
Variation de la trésorerie et des équivalents de trésorerie	**1 541**	(616)
Trésorerie et équivalents de trésorerie au début de l'exercice	**11 685**	12 301
Trésorerie et équivalents de trésorerie à la fin de l'exercice	**13 226 $**	11 685 $

Voir les notes afférentes aux états financiers consolidés.

Notes afférentes aux états financiers consolidés

(Les montants des tableaux sont en milliers de dollars, sauf indication contraire.)

1. Structure d'AltaGas income trust

AltaGas Income Trust (AltaGas ou la Fiducie) est une fiducie d'investissement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée en vertu d'une déclaration de fiducie datée du 26 mars 2004. La Fiducie possède indirectement tous les actifs, passifs et entreprises détenus auparavant par AltaGas Services Inc. (ASI). Depuis le 1er mai 2004, les activités d'ASI ont été restructurées conformément au plan d'arrangement, et les porteurs d'actions ordinaires d'ASI ont reçu des parts de la Fiducie ou des parts de catégorie B de la société en commandite AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) ou de la société en commandite AltaGas Holding Limited Partnership No. 2 (AltaGas LP #2) (parts échangeables) contre leurs actions ordinaires. ASI est devenue filiale indirecte de la Fiducie et a été regroupée avec certaines de ses filiales pour constituer AltaGas Ltd. Les résultats financiers et d'exploitation sont présentés selon la méthode de la continuité des intérêts communs qui reconnaît la Fiducie comme étant la société remplaçante d'ASI.

2. Sommaire des principales conventions comptables

Les présents états financiers consolidés ont été préparés par la direction selon les principes comptables généralement reconnus (PCGR) du Canada. Les principales conventions comptables sont décrites ci-après :

Mode de présentation

Les présents états financiers consolidés comprennent les comptes d'AltaGas Income Trust et ceux de toutes ses filiales en propriété exclusive, ainsi que sa participation proportionnelle dans divers partenariats et coentreprises. Les opérations entre la Fiducie et ses filiales en propriété exclusive et la participation proportionnelle sont éliminées à la consolidation.

Le 17 novembre 2005, AltaGas a procédé à la scission partielle d'AltaGas Utility Group Inc. (Utility Group), comme il est décrit à la note 20. Avant la scission partielle, cette entreprise était détenue par AltaGas. Par suite de la scission partielle, AltaGas a conservé une participation de 26,7 % dans les actions ordinaires d'Utility Group. Les produits, les charges et les flux de trésorerie du secteur Distribution de gaz naturel ont été consolidés jusqu'au 17 novembre 2005. Depuis la conclusion de la scission partielle, AltaGas comptabilise sa participation dans Utility Group à la valeur de consolidation.

Regroupements d'entreprises

Tous les regroupements d'entreprises sont comptabilisés selon la méthode de l'acquisition. En vertu de la méthode de l'acquisition, les actifs et les passifs de l'entité acquise sont comptabilisés à la juste valeur. L'excédent du prix d'acquisition sur la juste valeur des actifs et des passifs est comptabilisé à titre d'écart d'acquisition.

Trésorerie et équivalents de trésorerie

La trésorerie et les équivalents de trésorerie comprennent l'encaisse et les soldes bancaires, ainsi que les placements dans des instruments du marché monétaire dont l'échéance initiale est de moins de trois mois.

Stocks

Les stocks comprennent le matériel et les fournitures et sont évalués au coût moyen ou au coût de remplacement, selon le moins élevé des deux.

Dépôts des clients

Les liquidités déposées par les clients en vertu des ententes de gestion du gaz naturel et de l'électricité sont investies dans des dépôts à court terme auprès d'une banque à charte canadienne. Ces fonds sont affectés et ne sont pas disponibles pour un usage général de la Fiducie. Le passif correspondant est classé comme dépôts des clients dans les passifs à court terme.

Immobilisations et amortissement

Les immobilisations sont comptabilisées au coût, augmenté des intérêts courus pendant la période de construction pour financer les projets de construction à long terme. Les coûts de réparation et de maintenance sont passés en charges au cours de l'exercice où ils sont engagés.

Avant la scission partielle de l'entreprise du secteur Distribution de gaz naturel de la Fiducie le 17 novembre 2005, la provision pour fonds utilisés pendant la construction d'immobilisations liées à la distribution réglementée de gaz naturel était capitalisée aux taux autorisés par les organismes de réglementation en Alberta et en Nouvelle-Écosse. Les contributions versées en guise d'aide à la construction d'immobilisations de distribution de gaz naturel ont été déduites du coût d'acquisition des immobilisations, et l'amortissement subséquent est calculé sur le coût net.

La Fiducie amortit le coût des immobilisations, déduction faite de la valeur de récupération, selon la méthode de l'amortissement linéaire sur la durée de vie estimative des actifs, à l'exception des immobilisations liées à la distribution réglementée de gaz naturel, lesquelles sont amorties suivant la méthode de l'amortissement linéaire aux taux approuvés par les organismes de réglementation. Pour ce qui concerne les actifs des services énergétiques, AltaGas suit la méthode de la capitalisation du coût entier pour comptabiliser les activités d'exploration et de mise en valeur du pétrole et du gaz naturel. Les coûts capitalisés sont accumulés et amortis sur la durée de production prévue des réserves prouvées selon la méthode de l'amortissement proportionnel à l'utilisation.

Collecte et traitement sur place	
Immobilisations liées à la collecte et au traitement	15 – 25 ans
Autres immobilisations	1 an – 5 ans
Extraction et transport	
Immobilisations liées à l'extraction et au transport	15 – 40 ans
Production d'électricité	
Immobilisations liées au contrat de location-acquisition	10 ans
Services énergétiques	
Immobilisations liées aux services énergétiques	unité de production
Autres immobilisations	1 an – 5 ans

Distribution de gaz naturel

Immobilisations liées à la distribution de gaz naturel	0,9 – 25,7 %
Autres immobilisations	3,1 – 57,9 %

Siège social

Autres immobilisations	1 an - 5 ans

Les contrats sont classés en tant que contrats de location-acquisition ou de location-exploitation. Les contrats qui transfèrent essentiellement tous les avantages et les risques de la propriété de biens à AltaGas sont comptabilisés comme des contrats de location-acquisition. Les immobilisations liées au contrat de location-acquisition sont comptabilisées comme des actifs et sont amorties suivant la méthode de l'amortissement linéaire jusqu'à leur échéance. Les obligations liées aux contrats de location-acquisition reflètent la valeur actualisée des versements futurs. L'élément financier des versements est passé en charges sur la durée du contrat. Les engagements de remboursement du capital découlant des obligations liées aux contrats de location-acquisition sont inclus dans le passif à court terme si le montant est remboursable dans un délai d'un an; sinon, le capital est inclus dans le passif à long terme.

Ententes, contrats, relations et amortissement de services énergétiques

Les ententes, les contrats et les relations de services énergétiques sont comptabilisés au coût, lequel représentait la juste valeur au moment de l'achat, et ils sont amortis suivant la méthode de l'amortissement linéaire jusqu'à leur échéance ou sur leur durée de vie utile estimative :

Ententes d'achat d'électricité (EAE) de Sundance B	19 ans
Contrats de mise en marché du gaz naturel et de l'électricité	18 – 49 mois
Relations de services énergétiques	15 ans

AltaGas détient 50 % de deux EAE de Sundance B par l'intermédiaire de sa participation dans ASTC Power Partnership (ASTC). ASTC s'est engagée à acheter toute l'électricité des deux génératrices Sundance B, dont la capacité de production est 353 MW. Le placement dans ces EAE et les produits et les charges correspondants sont comptabilisés selon la méthode proportionnelle. Les EAE de Sundance B stipulent la nécessité d'engager des capitaux pour faire des acquisitions. La Fiducie a l'obligation de faire les paiements aux propriétaires des génératrices sous-jacentes sur la durée restante des EAE jusqu'au 31 décembre 2020. Ces paiements sont comptabilisés à titre de coût des produits vendus lorsqu'ils sont engagés. Les produits provenant de la vente de l'électricité sont inscrits lorsque l'électricité est livrée.

L'EAE de Genesee représentait le droit sur la capacité de production d'électricité d'une génératrice réglementée de l'Alberta pour une période de trois ans se terminant le 31 mars 2006. Cette EAE n'a nécessité aucune sortie de capitaux, mais elle a comporté des frais mensuels liés à la capacité qui ont été constatés dans le coût des produits vendus. Les produits provenant de la vente de l'électricité réservée ont été inscrits lorsque l'électricité a été livrée.

Les contrats de mise en marché du gaz naturel et de l'électricité sont les droits et les obligations d'acheter et de vendre des volumes fixes de gaz naturel et d'électricité aux prix établis. Les produits et les charges sont inscrits lorsque le gaz naturel et l'électricité sont livrés.

Les relations de services énergétiques de même que la quasi-totalité des actifs et des passifs d'iQ2 Power Corp. (iQ2), de PremStar Energy Canada Ltd., d'ECNG Canada Ltd. et d'Energistics Inc. ont été acquis et sont comptabilisés à leur juste valeur et amortis selon la méthode de l'amortissement linéaire à compter de la résiliation des contrats de mise en marché à court terme connexes sur la durée de vie utile prévue de 15 ans des relations.

Écart d'acquisition

L'écart d'acquisition représente la tranche du prix d'achat à l'acquisition qui dépassait la juste valeur des immobilisations nettes acquises. L'écart d'acquisition n'est pas assujetti à l'amortissement, mais est soumis à un test de dépréciation au moins annuellement en comparant la juste valeur de l'unité d'exploitation à sa valeur comptable. Si la valeur comptable de l'unité d'exploitation dépasse la juste valeur, il faut calculer la juste valeur implicite de l'écart d'acquisition. L'excédent de la valeur comptable sur la juste valeur implicite de l'écart d'acquisition est alors comptabilisé à titre de perte de valeur et passé en résultats.

Placements à long terme et autres actifs

Les placements dans les entités sur lesquelles AltaGas est en mesure d'exercer une influence notable sont comptabilisés selon la méthode de la comptabilisation à la valeur de consolidation. Les autres placements à long terme sont comptabilisés au coût. Toute réduction de valeur d'un placement qui n'est pas temporaire est comptabilisée dans les résultats lorsqu'elle est déterminée.

Frais de développement

La Fiducie comptabilise les frais de mise en valeur dans les charges à titre de frais engagés, sauf s'ils satisfont à certains critères techniques et liés au marché et à la rentabilité financière concernant la capitalisation. Les frais de développement sont passés en revue chaque année pour s'assurer qu'ils continuent de répondre aux critères de capitalisation. Lorsque les frais de développement cessent de répondre à ces critères qui en permettaient le report, leur solde non amorti est passé en charges dans la période au cours de laquelle la constatation est faite. Les frais de développement sont amortis sur la durée et selon les avantages prévus à compter du début des activités commerciales.

Obligations liées à la mise hors service d'immobilisations

La Fiducie constate ces obligations au cours de la période pendant laquelle elles naissent, lorsqu'il est possible de faire une estimation raisonnable de la juste valeur. Les frais associés à la mise hors service d'immobilisations sont capitalisés en tant que partie de la valeur comptable de l'actif et ils sont amortis sur la durée utile des immobilisations. Avec l'écoulement du temps, le passif s'accroît sur la durée estimative de l'obligation jusqu'à son règlement, par d'une charge d'exploitation et d'administration correspondante dans l'état des résultats.

Dans le secteur Extraction et transport, certains actifs ont une durée de vie indéterminée et, par conséquent, aucune obligation liée à la mise hors service d'immobilisations n'est constatée.

Instruments dérivés

AltaGas conclut des contrats financiers dérivés tels que des swaps et des tunnels pour gérer son exposition aux fluctuations des prix des marchandises et des taux d'intérêt. Ces contrats sont désignés comme couvertures lorsque les risques sous-jacents de l'instrument couvert et de l'instrument de couverture se compensent pour gérer l'exposition au risque de la Fiducie. Les gains et les pertes liés à ces contrats sont reportés et constatés dans la même période et dans la même rubrique dans les états financiers que les opérations couvertes correspondantes. Si ces contrats cessent d'être efficaces à titre de couvertures ou si la relation de couverture est

résiliée, tous les gains ou les pertes cumulés avant cette éventualité continuent d'être reportés sur la durée de l'opération couverte d'origine, et les variations subséquentes de la juste valeur des contrats dérivés sont comptabilisées comme des ajustements des résultats. L'efficacité des couvertures est évaluée trimestriellement afin d'assurer la corrélation avec les risques sous-jacents. AltaGas conclut également des contrats dérivés sur marchandises qui prévoient la livraison future de marchandises à des prix fixés. Ces contrats ne sont pas constatés dans les états financiers avant leur règlement.

Constatation des produits

Dans le secteur de la collecte et du traitement sur place et celui du transport, les produits sont constatés lorsque les services sont rendus. Dans les secteurs de l'extraction, de la production d'électricité, des services énergétiques et de la distribution de gaz naturel, les produits sont constatés au moment où le produit est livré ou le service est offert.

Régime de rémunération à base de parts

La Fiducie applique la méthode de la juste valeur pour comptabiliser les options sur parts attribuées au cours de l'exercice. Les options sur parts sont évaluées à la date de l'attribution et comptabilisées à titre de charge de rémunération sur la durée d'acquisition des droits. Les contreparties reçues par la Fiducie à l'exercice des droits des options sont portées au crédit de l'avoir des porteurs de parts.

AltaGas a un régime d'incitation au rendement à moyen terme en vertu duquel ses participants reçoivent des parts fictives dont le règlement est au comptant. Au cours de la période d'acquisition graduelle de droits, une charge de rémunération est constatée selon la méthode du report variable et est inscrite comme une charge d'exploitation et d'administration au cours de la période d'acquisition. Une variation de la valeur des parts fictives acquises est constatée au cours de la période où survient cette variation.

Régimes de retraite et régimes d'avantages complémentaires

Le coût des régimes de retraite à prestations déterminées et des régimes d'avantages complémentaires de retraite est établi par calculs actuariels selon la méthode de répartition des prestations au prorata des services, et selon les hypothèses les plus probables de la direction concernant le rendement prévu des placements des régimes, la progression des salaires, l'âge de départ à la retraite des salariés et les coûts prévus des soins de santé. Le coût des prestations au titre des services rendus de la période est la somme des coûts individuels des prestations au titre des services rendus, et l'obligation au titre des prestations constituées est la somme des charges à payer pour tous les participants.

Pour les besoins du calcul du taux de rendement prévu des actifs des régimes, ces actifs sont évalués à leur juste valeur. L'excédent du cumul du gain actuariel net ou de la perte actuarielle nette sur 10 % du montant le plus élevé entre l'obligation au titre des prestations constituées et la juste valeur des actifs des régimes au début de l'exercice est amorti suivant la méthode de l'amortissement linéaire sur la durée résiduelle moyenne d'activité des salariés actifs. La durée résiduelle moyenne d'activité des membres actifs couverts par les régimes d'avantages complémentaires est de 9 à 12 ans. Les obligations transitoires sont amorties suivant la méthode de l'amortissement linéaire sur la durée résiduelle d'activité des salariés actifs. Les coûts des services rendus découlant des modifications aux régimes sont amortis suivant la méthode de l'amortissement linéaire sur la durée résiduelle moyenne d'activité des salariés pour leur régime respectif.

Impôts sur les bénéfices

En vertu de la *Loi de l'impôt sur le revenu* (Canada), la Fiducie est assujettie à l'impôt sur les bénéfices non distribués et non distribuables aux porteurs de parts au cours d'une année d'imposition. Puisque la Fiducie répartit tous ses bénéfices canadiens imposables entre les porteurs de parts en vertu de son acte de fiducie, et qu'elle respecte les exigences de la *Loi de l'impôt sur le revenu* (Canada) applicables à la Fiducie, aucune provision pour la charge d'impôts canadienne n'a été constituée pour la Fiducie.

Les impôts sur les bénéfices des filiales de la Fiducie sont calculés selon la méthode du report variable. En vertu de cette méthode, les actifs et les passifs d'impôts futurs sont calculés en se basant sur les écarts entre la valeur comptable et la valeur fiscale des actifs et des passifs, et sont mesurés en utilisant les taux d'imposition pratiquement en vigueur et les lois qui devraient être en vigueur pendant les périodes où les écarts seront réglés ou réalisés.

Avant la scission partielle d'Utility Group par la Fiducie le 17 novembre 2005, les impôts sur les bénéfices des filiales liées à la distribution réglementée de gaz naturel étaient calculés au moyen de la méthode de l'impôt exigible approuvée par les organismes de réglementation. Conformément à la comptabilité réglementaire, une charge a été constituée uniquement pour les impôts sur les bénéfices exigibles. Aucun impôt futur n'a été comptabilisé au titre des écarts entre la valeur comptable et la valeur fiscale des actifs et des passifs.

Opérations entre parties liées

Les opérations entre parties liées qui sont menées dans le cours normal des activités ont été comptabilisées à la valeur d'échange.

Données par part

Le résultat net de base par part est calculé d'après le nombre moyen pondéré de parts de fiducie et de parts échangeables en circulation pendant l'exercice. Le résultat net dilué par part est calculé comme si le produit obtenu à l'exercice d'options était utilisé pour souscrire des parts au cours moyen du marché durant la période.

Utilisation d'estimations et incertitude relative à la mesure

La préparation d'états financiers consolidés selon les PCGR exige que la direction fasse des estimations et formule des hypothèses qui influent sur les montants constatés des actifs et des passifs et sur les montants constatés des produits et des charges présentés au cours de la période. Les points important sur lesquels la direction a porté des jugements particulièrement complexes ou subjectifs, en raison de questions qui sont intrinsèquement incertaines, sont, entre autres, la juste valeur de certains actifs, notamment les actifs à long terme et l'écart d'acquisition; la recouvrabilité des placements; les litiges; les obligations liées à l'environnement et à la mise hors service d'immobilisations; les prestations de retraite et avantages complémentaires de retraite, la rémunération à base de parts; et les impôts sur les bénéfices. De par leur nature, ces estimations sont assujetties à une incertitude relative à la mesure et pourraient influer sur les états financiers de périodes à venir.

Réglementation

Jusqu'au 17 novembre 2005, AltaGas Utilities Inc. (AUI) était détenue en propriété exclusive par AltaGas. AUI est engagée dans la distribution et la vente de gaz naturel dans diverses communautés situées en Alberta et est réglementée par l'Alberta Energy and Utilities Board (EUB). L'EUB exerce les pouvoirs conférés par la loi sur des questions, telles que les tarifs, le financement, la comptabilité, la construction et les contrats conclus avec les clients. Afin de constater l'incidence économique des mesures et des décisions prises par l'EUB, le moment

de la constatation de certains produits et charges peut différer de celui qui aurait été prévu selon les PCGR pour les entités dont les tarifs ne sont pas réglementés.

3. Immobilisations

	2006						2005					
	Coût		Amortissement cumulé		Valeur comptable nette		Coût		Amortissement cumulé		Valeur comptable nette	
Collecte et traitement sur place												
Immobilisations liées à la collecte et au traitement sur place	**558 411**	**$**	**(128 643)**	**$**	**429 768**	**$**	496 284	$	(106 082)	$	390 202	$
Autres immobilisations	**2 860**		**(1 402)**		**1 458**		2 692		(680)		2 012	
Extraction et transport												
Immobilisations liées à l'extraction et au transport	**250 933**		**(38 023)**		**212 910**		246 615		(30 295)		216 320	
Production d'électricité												
Contrat de location-acquisition *(note 8)*	**13 798**		**(3 216)**		**10 582**		13 798		(1 836)		11 962	
Services énergétiques												
Immobilisations liées aux services énergétiques	**30 177**		**(15 250)**		**14 927**		28 886		(12 315)		16 570	
Autres immobilisations	**1 990**		**(385)**		**1 605**		1 576		(280)		1 297	
Siège social												
Autres immobilisations	**16 962**		**(10 271)**		**6 691**		14 774		(7 695)		7 079	
	875 131	**$**	**(197 190)**	**$**	**677 941**	**$**	804 625	$	(159 183)	$	645 442	$

Pour l'exercice terminé le 31 décembre 2006, les intérêts capitalisés sur les projets de construction d'immobilisations à long terme étaient de néant (néant au 31 décembre 2005). Au 31 décembre 2006, la Fiducie avait dépensé environ 14,9 millions de dollars (18,6 millions de dollars au 31 décembre 2005) pour des immobilisations en construction qui n'étaient pas encore assujetties à l'amortissement.

4. Ententes, contrats et relations de services énergétiques

	2006						2005					
	Coût		Amortissement cumulé		Valeur comptable nette		Coût		Amortissement cumulé		Valeur comptable nette	
Ententes et contrats de services énergétiques	**115 071**	**$**	**(31 497)**	**$**	**83 574**	$	115 056	$	(25 149)	$	89 907	$
Relations de services énergétiques	**20 892**		**(1 136)**		**19 756**		20 943		–		20 943	
	135 963	**$**	**(32 633)**	**$**	**103 330**	$	135 999	$	(25 149)	$	110 850	$

Les relations de services énergétiques ont commencé à être amorties en 2006, à compter de la résiliation des contrats de mise en marché à court terme connexes.

5. Écart d'acquisition

	2006	2005
Solde au début de l'exercice	**18 860 $**	18 860 $
Perte de valeur de l'écart d'acquisition	**(600)**	–
Solde à la fin de l'exercice	**18 260 $**	18 860 $

Au moyen de son test annuel de dépréciation des écarts d'acquisition, AltaGas a déterminé que la juste valeur de son investissement dans une entreprise accessoire du secteur Collecte et traitement sur place était inférieur à sa valeur comptable et elle a, par conséquent, constaté une perte de valeur de l'écart d'acquisition de 0,6 million de dollars en 2006.

6. Placements à long terme et autres actifs

	2006	2005
Parts de fiducies ouvertes	**375 $**	375 $
Placements dans des entités ouvertes comptabilisés à la valeur de consolidation	**40 071**	39 098
Frais de financement reportés, déduction faite de l'amortissement	**759**	1 042
Frais de développement reportés	**4 332**	–
Emprunts à recevoir – BMWLP	**700**	–
Divers	**406**	406
	46 643 $	40 921 $

Au 31 décembre 2006, la valeur marchande des placements dans des entités ouvertes s'établissait à environ 50,0 millions de dollars (61,3 millions de dollars au 31 décembre 2005).

La Fiducie comptabilise ses participations dans Taylor NGL Limited Partnership (Taylor) et dans Utility Group comme placements à la valeur de consolidation.

En 2006, la Fiducie a créé Bear Mountain Wind Limited Partnership («BMWLP») avec Aeolis Wind Power Corporation et a constitué GreenWing Energy Development Limited Partnership («GEDLP») avec Green Wing Energy Management Ltd. Par l'entremise de ces sociétés en commandite, qui sont consolidées proportionnellement, la Fiducie a investi 4,3 millions de dollars (néant au 31 décembre 2005) pour le développement de projets éoliens. Les frais de mise en valeur reportés seront amortis sur une période de cinq ans à compter du début des activités commerciales.

En 2006, AltaGas a fourni des avances à BMWLP, dont un financement initial de 0,2 million de dollars et un prêt de 0,5 million de dollars aux fins des frais de mise en valeur, garanti par les actifs de la société en commandite, portant intérêt au taux préférentiel canadien, et remboursable avec les intérêts courus sur réception du produit du financement.

Le 31 décembre 2005, la valeur d'un placement privé détenu par la Fiducie a été abaissée de 0,6 million de dollars.

7. Dette à court terme

Au 31 décembre 2006, la Fiducie détenait une facilité de crédit d'exploitation non garantie, renouvelable à vue, de 50,0 millions de dollars (50,0 millions de dollars au 31 décembre 2005) auprès d'une banque à charte canadienne. Les prélèvements sur cette facilité portent intérêt au taux préférentiel du prêteur ou au taux des acceptations bancaires majoré d'une commission d'attente. Au 31 décembre 2006, la Fiducie avait des emprunts au taux préférentiel de néant (2,7 millions de dollars au 31 décembre 2005) et des lettres de crédit de 3,0 millions de dollars (6,9 millions de dollars au 31 décembre 2005) en cours sur la facilité.

Jusqu'au 30 septembre 2005, la Fiducie détenait une facilité de lettre de crédit non garantie, renouvelable, à échéance prorogeable pour une période de 364 jours, de 75,0 millions de dollars. Depuis le 30 septembre 2005, cette facilité est modifiée en facilité de lettre de crédit renouvelable, à échéance prorogeable pour une période de trois ans (voir la note 8 pour une description de la facilité de crédit modifiée).

Le taux d'intérêt préférentiel au 31 décembre 2006 était de 6,0 % (5,0 % au 31 décembre 2005).

8. Dette à long terme

	2006	2005
Emprunts d'exploitation	**154 306 $**	154 064 $
Obligations découlant de contrats de location-acquisition	**11 181**	12 252
Billets à moyen terme	**100 000**	100 000
	265 487	266 316
Moins la tranche à court terme	**1 147**	1 071
	264 340 $	265 245 $

Facilité de lettre de crédit

Au 31 décembre 2006, la Fiducie détenait une facilité de lettre de crédit renouvelable, à échéance prorogeable pour une période de trois ans, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2005) auprès d'une banque à charte canadienne et dont l'échéance était le 30 septembre 2009. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettre de crédit au moyen de prêts au taux préférentiel, de prêts au taux de base américain, de prêts aux taux LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Au 31 décembre 2006, la Fiducie détenait des lettres de crédit en cours sur la facilité de lettre de crédit renouvelable, à échéance prorogeable, de 63,3 millions de dollars (37,3 millions de dollars au 31 décembre 2005).

Emprunts d'exploitation

Au 31 décembre 2006, la Fiducie détenait une facilité de crédit non garantie renouvelable, à échéance prorogeable pour une période de trois ans, de 300,0 millions de dollars (300,0 millions de dollars au 31 décembre 2005) auprès d'un consortium de banques à charte canadiennes. Les emprunts sur la facilité peuvent être des prêts au taux préférentiel, des prêts au taux de base américain, des prêts aux taux LIBOR, des acceptations bancaires ou des crédits documentaires. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du prélèvement. Le 30 septembre 2006, AltaGas a négocié une prorogation de la date d'échéance de sa facilité jusqu'au 30 septembre 2009.

Au 31 décembre 2006, la Fiducie avait prélevé 154,3 millions de dollars (154,1 millions de dollars au 31 décembre 2005) sur la facilité. Le taux d'intérêt préférentiel au 31 décembre 2006 était de 6,0 % (5,0 % au 31 décembre 2005). Le taux moyen sur les acceptations bancaires de la Fiducie était de 5,0 % au 31 décembre 2006 (4,19 % au 31 décembre 2005).

Billets à moyen terme

Le 29 avril 2005, AltaGas a déposé un prospectus préalable de base universel en vertu duquel la Fiducie peut émettre jusqu'à 500,0 millions de dollars en parts de fiducie et en titres d'emprunt sur une période de 25 mois. AltaGas a déposé un supplément de prospectus le 23 août 2005 établissant le programme relatif aux billets à moyen terme d'AltaGas. Le 30 août 2005, 4,41 % des billets à moyen terme non garantis de premier rang ont été émis pour 100,0 millions de dollars. Les billets viennent à échéance le 1er septembre 2010, les intérêts étant payables semestriellement. Le produit de l'émission a servi à rembourser la dette bancaire.

Obligations découlant de contrats de location-acquisition

Le 1er septembre 2004, la Fiducie a conclu un contrat de location-acquisition de 10 ans qu'elle peut prolonger de 15 ans. Les versements prévus dans le contrat pour les cinq prochains exercices doivent être effectués comme suit :

2007	1 878 $
2008	1 878
2009	1 878
2010	1 878
2011	1 878
Par la suite	5 014
	14 404
Moins les intérêts théoriques à 6,85 %	3 223
Valeur actualisée des loyers minimums	11 181
Moins la tranche à court terme	1 147
	10 034 $

Les intérêts débiteurs sur les contrats de location-acquisition se sont élevés à 0,8 million de dollars en 2006 (0,9 million de dollars au 31 décembre 2005).

9. Obligations liées à la mise hors service d'immobilisations

	2006	2005
Solde au début de l'exercice	**16 982 $**	16 122 $
Nouvelles obligations	**696**	366
Obligations réglées	**(560)**	(183)
Obligations cédées	**–**	(649)
Flux monétaires estimatifs révisés	**4 802**	–
Charge de désactualisation	**1 430**	1 326
Solde à la fin de l'exercice	**23 350 $**	16 982 $

AltaGas estime que le montant non actualisé des flux de trésorerie requis pour régler les obligations liées à la mise hors service d'immobilisations au 31 décembre 2006 était de 57,0 millions de dollars (48,1 millions de dollars au 31 décembre 2005). Les obligations liées à la mise hors service d'immobilisations ont été constatées dans les états financiers à des valeurs estimatives actualisées à des taux variant entre 5,6 % et 8,5 %. Ces obligations devraient naître entre 2010 et 2040. La majeure partie des coûts devraient être engagés entre 2025 et 2035. Aucun actif ne fait l'objet de restrictions juridiques en vue du règlement du passif estimatif.

10. Impôts sur les bénéfices

Imposition de la Fiducie

Les paiements que la Fiducie reçoit sous forme d'intérêts, de distributions ou d'autres revenus de ses filiales constituent un bénéfice imposable pour la Fiducie. La Fiducie a le droit de déduire ses frais et ses distributions aux porteurs de parts à des fins fiscales. Étant donné qu'elle distribue la totalité de son bénéfice aux porteurs de parts, la Fiducie ne devrait pas avoir d'impôts sur les bénéfices à payer.

Le 31 octobre 2006, le Gouvernement du Canada a annoncé un projet de loi visant l'imposition des revenus distribués par des entités de conduits fiscaux qui prendra effet en 2011. Ce projet de loi a été rendu public à des fins de discussion le 21 décembre 2006. La direction adaptera les stratégies organisationnelles de la Fiducie au changement de la loi fiscale en vue d'accroître la valeur dans l'intérêt des porteurs de parts.

Imposition des filiales actives

Les filiales actives de la Fiducie constituées en sociétés sont assujetties à l'impôt de la même manière que toute autre société. Ces filiales ne devraient généralement pas payer un montant important d'impôts pendant l'exercice courant ou dans un avenir prévisible en application des lois fiscales actuelles. Avant la scission partielle du secteur Distribution de gaz naturel, les filiales de la Fiducie qui menaient leurs activités d'exploitation en vertu des règlements des services publics engageaient et passaient en charges les impôts sur les bénéfices gagnés.

Situation fiscale consolidée

La charge d'impôts inscrite dans les états financiers consolidés diffère du montant qui découlerait de l'application au bénéfice avant impôts des taux d'imposition fédéral et provincial canadiens combinés prévus par la loi, comme suit :

	2006	2005
Bénéfice avant impôts – consolidé	**113 382 $**	89 020 $
Bénéfice d'AltaGas Income Trust distribué aux porteurs de parts	**(92 385)**	(86 099)
Bénéfice avant impôts – filiales actives	**20 997**	2 921
Taux d'imposition prévu par la loi (%)	**34,49**	37,62
Impôts estimés au taux prévu par la loi	**7 242**	1 099
Ajouter (déduire) l'incidence fiscale des éléments suivants :		
Déduction à l'égard des ressources	**(1 048)**	(2 204)
Impôt des grandes sociétés	**–**	1 063
Réductions de taux appliquées aux passifs d'impôts futurs	**(7 822)**	(440)
Écarts permanents entre la valeur comptable et la valeur fiscale des actifs et des passifs	**166**	(445)
Divers	**333**	(341)
Charge (recouvrement) d'impôts sur les bénéfices		
Exigibles	**7**	2 096
Futurs	**(1 136)**	(3 364)
	(1 129) $	(1 268) $
Taux d'imposition effectif (%)	**(1,00)**	(1,42)

Les impôts sur les bénéfices d'AltaGas sont calculés en vertu des lois et de la réglementation fiscales, de sorte que les valeurs fiscales de certains actifs et passifs sont différentes des valeurs constatées dans les états financiers. Le montant des passifs d'impôts futurs aux bilans consolidés correspond à la différence nette entre la valeur fiscale et la valeur comptable inscrite dans les bilans des filiales actives en appliquant les taux d'imposition pratiquement en vigueur. Les PCGR exigent que ces passifs d'impôts futurs soient constatés dans les états financiers consolidés. Dans le cas d'AltaGas, ces impôts futurs ne sont pas censés donner lieu à des paiements d'impôts en raison de l'anticipation de déductions continues d'intérêts intersociétés futurs à l'égard des filiales actives.

Aux 31 décembre, les impôts futurs se composaient des éléments suivants :

	2006	2005
Immobilisations	**14 448 $**	20 577 $
Charges de la dette reportées	**(26)**	37
Frais d'émission de parts	**(1 209)**	(2 074)
Sociétés en commandite	**41 522**	33 980
Charges de rémunération reportées	**(3 408)**	–
Divers	**(75)**	(87)
	51 252 $	52 433 $

11. Instruments financiers et gestion du risque financier

Dans le cours normal des affaires, la Fiducie émet des titres d'emprunt à court terme et à long terme, et elle achète et vend du gaz naturel et de l'électricité. Ces activités résultent en une exposition aux fluctuations des taux d'intérêt et des prix des marchandises. La Fiducie se sert d'instruments financiers dérivés qui peuvent entraîner des règlements au comptant pour gérer le risque de prix ou de flux de trésorerie associé à ces activités. La Fiducie n'utilise pas d'instruments dérivés à des fins spéculatives.

La juste valeur des instruments financiers dérivés a été estimée en fonction des prix du marché de fin d'exercice. Cette juste valeur se rapproche du montant que la Fiducie aurait reçu ou payé si les instruments avaient été réglés à ces dates.

Gestion du risque sur marchandises

En vertu des EAE, AltaGas est tenue d'acheter de l'électricité à des conditions et à des prix convenus jusqu'au 31 décembre 2020. La Fiducie vend l'électricité à Alberta Electric System Operator aux prix au comptant et se sert de swaps et de tunnels pour fixer les prix sur une partie des volumes. La stratégie d'AltaGas vise à protéger les marges afin de fournir des bénéfices prévisibles. Au 31 décembre 2006, la Fiducie n'avait pas l'intention de résilier ces contrats avant leur échéance.

Aux 31 décembre, l'encours des contrats de la Fiducie était comme suit :

Instruments dérivés	Prix fixe (par MWh)	Période (mois)	Volume théorique des (MWh) ventes	achats	Juste valeur
2006					
Swaps et tunnels	**65,00 $ à 85,40 $**	**3 à 12**	**1 449 720**	**–**	**(14 452) $**
Swap et tunnels	**52,50 $ à 69,50 $**	**3 à 132**	**–**	**519 264**	**6 092 $**
2005					
Swaps	52,00 $ à 81,75 $	3 à 24	2 111 400	–	(23 936) $
Swaps	43,00 $ à 78,00 $	12 à 144	–	322 146	273 $

Gestion du risque de change

La Fiducie a conclu des contrats de change à terme pour gérer le risque de change. La juste valeur estimative des contrats de change à terme au 31 décembre 2006 était de 0,3 million de dollars ((6 000) $ au 31 décembre 2005).

Gestion du risque de taux d'intérêt

Pour se protéger contre l'incidence des fluctuations futures des taux d'intérêt, la Fiducie utilise des contrats de swap (swaps) de taux d'intérêt pour fixer le taux d'intérêt sur une partie des acceptations bancaires émises en vertu des facilités de crédit.

En novembre 2005, par suite de l'échéance des acceptations bancaires couvertes, AltaGas a abandonné la comptabilité de couverture à l'égard de swaps dont le notionnel s'élevait à 35,0 millions de dollars. Les swaps avaient une durée de vie restante moyenne de 5 à 10 mois et un taux d'intérêt moyen pondéré de 3,71 %.

Aux 31 décembre, l'encours des contrats de la Fiducie était comme suit :

Swaps de taux d'intérêt	Période (mois)	Capital	Taux d'intérêt moyen pondéré	Juste valeur
2006	**1 à 27**	**145 000 $**	**3,76 %**	**677 $**
2005	5 à 39	185 000 $	3,75 %	921 $

Risque de crédit sur les instruments financiers

Le risque de crédit résulte de la possibilité qu'une partie à un instrument dérivé dans lequel la Fiducie a un gain latent manque à ses obligations en vertu des modalités du contrat.

L'exposition au risque de crédit est minimisée en n'effectuant des opérations qu'avec des parties solvables conformément aux politiques et aux pratiques de crédit en vigueur. Au 31 décembre 2006, AltaGas n'avait aucune concentration importante de risque de crédit auprès d'une partie à des instruments financiers.

12. Avoir des porteurs de parts

	2006	2005
Capital des porteurs de parts *(note 13)*	**463 750 $**	417 114 $
Surplus d'apport	**3 322**	2 839
Bénéfice cumulé	**401 618**	287 107
Dividendes accumulés	**(41 114)**	(41 114)
Distributions aux porteurs de parts cumulées déclarées[1]	**(272 464)**	(161 664)
Distributions d'actions ordinaires d'Utility Group *(note 20)*	**(25 696)**	(25 696)
	529 416 $	478 586 $

[1] Les liquidités accumulées versées par la Fiducie au 31 décembre 2006 s'élevaient à 262,9 millions de dollars (152,9 millions de dollars au 31 décembre 2005).

13. Capital des porteurs de parts

La Fiducie est autorisée à émettre :

- Un nombre illimité de parts de fiducie rachetables au comptant au gré du porteur;

- Un nombre illimité de parts de société en commandite de catégorie B d'AltaGas LP#1 qui sont échangeables contre des parts de fiducie, à raison de une pour une. Avant le 1er mai 2014, l'échange se fait au gré du porteur en tout temps, et au gré de la Fiducie si le nombre de parts d'AltaGas LP#1 en circulation chute sous 750 000. Après le 1er mai 2014, l'échange se fait au gré de la Fiducie ou du porteur de parts; et

- Un nombre illimité de parts de société en commandite de catégorie B d'AltaGas LP#2 qui sont échangeables contre des parts de fiducie, à raison de une pour une. Avant le 1er mai 2009, l'échange se fait au gré du porteur en tout temps, et au gré de la Fiducie si le nombre de parts d'AltaGas LP#2 en circulation chute sous 1 000 000. Après le 1er mai 2009, l'échange se fait au gré de la Fiducie ou du porteur de parts.

Parts de fiducie émises et en circulation	Nombre	Montant

31 décembre 2004	49 825 241	367 349 $
Parts émises au comptant à l'exercice d'options	304 411	2 737
Parts émises en vertu des régimes de réinvestissement des distributions[1]	1 147 640	27 739
Parts émises contre des parts échangeables	1 228 222	7 029
31 décembre 2005	52 505 514	404 854
Parts échangeables émises et en circulation		
Émises par AltaGas LP#1, le 31 décembre 2004	3 370 294	19 289
Parts d'AltaGas LP#1 rachetées contre des parts de fiducie	(1 228 222)	(7 029)
31 décembre 2005	2 142 072	12 260
Émises et en circulation au 31 décembre 2005	54 647 586	417 114

Parts de fiducie émises et en circulation	Nombre	Montant
31 décembre 2005	52 505 514	404 854
Parts émises au comptant à l'exercice d'options	9 150	127
Parts émises en vertu des régimes de réinvestissement des distributions[1]	1 745 630	46 509
Parts émises contre des parts échangeables	53 258	305
31 décembre 2006	**54 313 552**	**451 795**
Parts échangeables émises et en circulation		
Émises par AltaGas LP#1, le 31 décembre 2005	2 142 072	12 260
Parts d'AltaGas LP#1 rachetées contre des parts de fiducie	(53 258)	(305)
31 décembre 2006	2 088 814	11 955
Émises et en circulation au 31 décembre 2006	**56 402 366**	**463 750 $**

[1] Premium Distribution[MC], régime de réinvestissement des distributions et régime optionnel d'achat de parts.

La Fiducie a un régime d'options d'achat de parts auquel les salariés et les administrateurs sont admissibles. Au 31 décembre 2006, 10 % des parts en circulation étaient réservées pour émission en vertu de ce régime. Jusqu'au 31 décembre 2006, les droits des options attribuées en vertu du régime avaient, en général, une durée de dix ans et pouvaient être acquis sur une période d'au plus quatre ans.

Au 31 décembre 2006, les options en cours pouvaient être exercées à diverses dates, jusqu'en 2016 (jusqu'en 2015 au 31 décembre 2005). Le prix d'exercice moyen pondéré des options en cours en vertu du régime s'élevait à 27,23 $ (9,40 $ au 31 décembre 2005), et la durée moyenne pondérée qui reste à courir des options s'établissait à 9,23 ans (9,25 ans au 31 décembre 2005). Au 31 décembre 2006, la juste valeur non passée en charges de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 0,9 million de dollars (0,3 million de dollars au 31 décembre 2005).

Le tableau qui suit résume l'information sur les options d'achat de parts de la Fiducie :

	Options en cours	
	Nombre d'options	Prix d'exercice moyen pondéré
Options d'achat de parts en cours au 31 décembre 2005	359 200	24,53 $
Attribuées	636 500	28,60
Exercées	(9 150)	13,93
Annulées	(63 000)	27,53
Options d'achat de parts en cours au 31 décembre 2006	**923 550**	**27,23 $**
Options exerçables au 31 décembre 2006	**106 513**	**20,48 $**

Un résumé du régime au 31 décembre 2006 est présenté ci-dessous :

	Options en cours			Options exerçables	
	Nombre d'options en cours au 31 décembre 2006	Prix d'exercice moyen pondéré	Durée contractuelle moyenne pondérée (années)	Nombre d'options exerçables au 31 décembre 2006	Prix d'exercice moyen pondéré
5,00 $ – 7,00 $	9 500	6,15 $	3,43	9 500	6,15 $
7,01 $ – 15,50 $	29 000	10,35	6,17	29 000	10,35
15,51 $ – 25,08 $	116 550	24,14	8,30	27 888	24,09
25,09 $ – 29,15 $	768 500	28,60	9,56	40 125	28,68
	923 550	**27,23 $**	**9,23**	**106 513**	**20,48 $**

La juste valeur de chaque option attribuée est évaluée à la date d'attribution selon le modèle de Black et Scholes, à l'aide des hypothèses moyennes pondérées suivantes au titre des attributions :

	2006	2005
Taux d'intérêt sans risque (en pourcentage)	**4,36**	4,07
Durée prévue (nombre d'années)	**10**	10
Volatilité prévue (en pourcentage)	**20,89**	17,68
Distributions annuelles par part (en dollars)	**1,981**	1,85

Parts en circulation pour les exercices[1]	**2006**	2005
Nombre moyen pondéré de parts – de base	**55 468 969**	54 011 281
Effet des options sur actions dilutives	**47 216**	76 224
Nombre moyen pondéré de parts – dilué	**55 516 185**	54 087 505

1 Comprend les parts échangeables.

En 2004, AltaGas a mis sur pied un régime de rémunération à base de parts qui attribue des parts fictives à certains salariés. Les parts fictives sont évaluées selon les distributions déclarées et le cours des parts de la Fiducie. Les droits des parts sont acquis selon un calendrier d'acquisition graduelle. La charge de rémunération comptabilisée en 2006 à l'égard de ce régime a été de 6,7 millions de dollars (3,0 millions de dollars au 31 décembre 2005). Au 31 décembre 2006, la juste valeur non passée en charges des charges de rémunération à base de parts associée aux périodes futures était de 9,9 millions de dollars (7,5 millions de dollars au 31 décembre 2005).

14. Engagements

Les paiements minimums futurs estimatifs en vertu de contrats de location-exploitation des bureaux, de matériel de bureau et de matériel roulant s'établissent comme suit :

2007	3 180	$
2008	3 233	
2009	3 041	
2010	2 845	
2011	2 643	
	14 942	$

En vertu des modalités d'un contrat de livraison à long terme de gaz naturel de 1997, la Fiducie s'est engagée à livrer du gaz naturel à des prix allant de 2,28 $ le mpc en 2006 à 2,40 $ le mpc jusqu'à l'échéance du contrat en 2009. La Fiducie a conclu des contrats avec plusieurs producteurs afin de garantir les volumes pour remplir les exigences de ce contrat. En 1999, l'un de ces producteurs n'a pas respecté son obligation contractuelle de livraison de gaz naturel, de sorte que la Fiducie a dû assumer l'engagement de livraison de 2 845 mpc/j de ce producteur. En 2006, la Fiducie a conclu un contrat avec un fournisseur pour obtenir ces volumes à un prix forfaitaire. Le contrat de prix forfaitaire expire en 2009.

En 1999, la Fiducie a acquis le droit d'acheter du gaz naturel tiré de réserves spécifiques moyennant 0,05 $ le mpc pour la durée de vie des réserves. La production tirée de ces réserves a été de 1 321 mpc/j en 2006 (1 333 mpc/j en 2005).

La Fiducie a conclu un contrat d'énergie avec le Alberta Balancing Pool Administrator (l'administrateur du bassin d'équilibrage), visant le droit et l'obligation d'acheter 100 MW de capacité de la centrale Genesee qu'exploite EPCOR Generation Inc. pour une durée de trois ans commençant le 1er avril 2003. La Fiducie avait une obligation de payer une charge de capacité mensuelle fixe à prix concurrentiel au titre de la capacité en vertu de cette EAE. Le contrat a expiré le 31 mars 2006.

15. Variation nette du fonds de roulement hors caisse

La variation nette des éléments du fonds de roulement hors caisse a augmenté (diminué) les flux de trésorerie d'exploitation comme suit :

	2006		2005	
Débiteurs	**(3 849)**	**$**	(60 177)	$
Stocks	**34**		155	
Autres actifs à court terme	**(4 856)**		424	
Créditeurs et charges à payer	**(14 719)**		61 375	
Dépôts des clients	**933**		(1 547)	
Produits constatés d'avance	**788**		–	
Autres passifs à court terme	**209**		(3 420)	
	(21 460)		(3 190)	
Moins augmentation du fonds de roulement liée à la scission partielle d'Utility Group *(note 20)*	**–**		85	
Moins diminution (augmentation) des coûts en capital à payer	**7 200**		(13 440)	
Variation nette du fonds de roulement hors caisse liée à l'exploitation	**(14 260)**	**$**	(16 545)	$

Les paiements au comptant ci-après ont été pris en compte dans le calcul du bénéfice :

	2006		2005	
Intérêts payés	**13 521**	**$**	17 829	$
Impôts sur les bénéfices payés	**62**	**$**	1 321	$

16. Régimes de retraite et régimes d'avantages complémentaires

Régime de retraite à cotisations déterminées

Le 1er juillet 2005, AltaGas a mis en œuvre un régime de retraite à cotisations déterminées pour la quasi-totalité des salariés réguliers. Le régime de retraite à cotisations déterminées remplaçait le régime enregistré d'épargne-retraite (REER) collectif comme régime de retraite principal d'AltaGas pour ses salariés.

La charge nette de retraite comptabilisée au titre du régime de retraite à cotisations déterminées a été de 1,3 million de dollars pour l'exercice terminé le 31 décembre 2006 (0,6 million de dollars pour les six mois terminés le 31 décembre 2005). Le coût du REER collectif en 2005, avant la mise en œuvre du régime de retraite à cotisations déterminées, était de 0,4 million de dollars.

Régimes de retraite à prestations déterminées

En date du 25 août 2004, le passif au titre régime de retraite non contributif, à prestations déterminées pour les années de service ouvrant droit à pension antérieures à AltaGas de neuf employés de la Fiducie a été pris en compte en vertu de la partie II du régime de retraite des salariés par suite de l'acquisition. Aucune autre année de service ne sera cumulée en vertu de ce régime dans l'avenir.

En date du 1er janvier 2005, le régime a été modifié à l'égard de certains salariés qui étaient à l'emploi d'AltaGas Utilities Inc., filiale à 100 % de la Fiducie pour la majeure partie de 2005. Les actifs et les passifs liés à trois de ces salariés ont été cédés aux parties III et IV du régime de retraite des salariés en 2006.

Le 17 novembre 2005, AltaGas a cédé indirectement sa participation dans AltaGas Utilities Inc. (AUI) au moyen d'une scission partielle d'Utility Group. La quasi-totalité des salariés de cette filiale participaient à l'un des deux régimes de retraite non contributifs à prestations déterminées. Un actif au titre des prestations constituées de 0,6 million de dollars, des actifs de régime de 14,2 millions de dollars et une obligation au titre des prestations constituées de 16,1 millions de dollars ont été cédés à Utility Group au moment de la scission. Les régimes de retraite cédés à Utility Group affichaient des déficits dans les bilans consolidés d'AltaGas. À la date de la cession, la partie I du régime de retraite des salariés avait un déficit de 1,5 million de dollars et le régime de retraite de l'unité de négociation avait un déficit de 0,3 million de dollars.

Par suite de la scission partielle d'Utility Group le 17 novembre 2005, AltaGas n'a aucune obligation liée à des prestations des salariées à la retraite autres que les prestations de retraite ni aucun coût des services rendus au cours de l'exercice relatif au régime de retraite à cotisations déterminées enregistré.

Les cotisations au régime relatives à la partie I du régime de retraite des salariés en 2005 ont été faites conformément au rapport d'évaluation actuarielle aux fins de la capitalisation de 2002. Les cotisations au régime relatives aux parties II, III et IV du régime de retraite des salariés en 2006 ont été faites conformément au rapport d'évaluation actuarielle aux fins de la capitalisation au 30 septembre 2005 daté du 29 mars 2006. Au 31 décembre 2006, l'obligation au titre des prestations constituées de la Fiducie à l'égard de ce régime s'établissait à 1,9 million de dollars (1,7 million de dollars au 31 décembre 2005). Au 31 décembre 2006, le régime avait un passif au titre des prestations constituées de 0,3 million de dollars (0,3 million de dollars au 31 décembre 2005).

Pour l'exercice terminé le 31 décembre 2006, la charge nette de retraite s'établissait à (11 000) $ (0,8 million de dollars au 31 décembre 2005). La charge de retraite à prestations déterminées en 2005 comprenait les charges liées aux régimes d'AUI jusqu'au 17 novembre 2005, date de la scission partielle du secteur Distribution de gaz naturel.

Régime de retraite complémentaire des dirigeants (RRCD)

En date du 1er juillet 2005, la Fiducie a établi un régime de retraite à prestations déterminées non enregistré qui procurera aux dirigeants admissibles des prestations de retraite déterminées en fonction du salaire moyen, des années de service et de l'âge de la retraite. Au 31 décembre 2006, l'obligation au titre des prestations constituées de la Fiducie à l'égard de ce régime s'établissait à 2,1 millions de dollars (1,3 million de dollars au 31 décembre 2005). Au 31 décembre 2006, le régime avait un passif au titre des prestations constituées de 1,0 million de dollars (0,1 million de dollars au 31 décembre 2005).

Les prestations du RRCD seront versées à même le revenu général d'AltaGas à mesure que les paiements seront exigibles. Une garantie sera fournie pour les prestations du RRCD au moyen d'une lettre de crédit dans un compte en fiducie ouvert dans le cadre d'une convention de retraite.

Pour l'exercice terminé le 31 décembre 2006, la charge nette de retraite s'établissait à 0,8 million de dollars (0,6 million de dollars au 31 décembre 2005).

Le tableau suivant présente un résumé des régimes à prestations déterminées :

	2006				2005	
	Régimes à prestations déterminées		Régimes à prestations déterminées		Régimes d'avantages complémentaires	
Obligation au titre des prestations constituées						
Solde au début de l'exercice	**2 987**	**$**	13 670	$	1 224	$
Somme nette reçue par suite de cessions	**165**		1 583		–	
Perte actuarielle	**96**		1 551		352	
Coût des services rendus au cours de l'exercice	**657**		1 058		50	
Coûts des services passés	**–**		971		–	
Intérêts débiteurs	**174**		880		67	
Prestations versées	**–**		(579)		(18)	
Obligation au titre des prestations constituées cédée à Utility Group	**–**		(16 147)		(1 675)	
Solde à la fin de l'exercice	**4 079**		2 987		–	
Actifs des régimes						
Juste valeur au début de l'exercice	**1 409**		12 784		–	
Somme nette reçue par suite de cessions	**164**		1 262		–	
Rendement réel des actifs des régimes	**144**		904		–	
Cotisations patronales	**12**		1 209		18	
Prestations versées	**–**		(579)		(18)	
Actifs des régimes cédés à Utility Group	**–**		(14 171)		–	
Juste valeur à la fin de l'exercice	**1 729**		1 409		–	
État de la capitalisation	**(2 350)**		(1 578)		–	
Obligation transitoire non amortie	**–**		377		305	
Coûts des services passés non amortis	**855**		1 042		–	
Perte actuarielle nette non amortie	**227**		2 287		685	
Actif (passif) au titre des prestations constituées	**(1 268)**		2 128		990	
Actif au titre des prestations constituées cédé à Utility Group	**–**		(2 585)		(990)	
Passif au titre des prestations constituées	**(1 268)**	**$**	(457)	$	–	$

	2006		2005
	Régimes de retraite à prestations déterminées	Régimes de retraite à prestations déterminées	Autres régimes d'avantages sociaux
Taux d'actualisation (%)	**5,25 – 5,50**	5,25 – 5,50	6,00
Taux de rendement prévu à long terme des actifs des régimes (%)	**6,00 – 6,75**	6,50	s.o.
Taux d'augmentation de la rémunération (%)	**3,50 – 4,00**	3,50 – 4,00	5,00
Durée résiduelle moyenne d'activité des salariés (en années)	**9 – 12**	13 – 14	16
Charge nette liée aux régimes de prestations pour l'exercice			
Charges et coûts des prestations au titre des services rendus au cours de l'exercice	**657 $**	1 058 $	50 $
Intérêts débiteurs	**174**	880	67
Rendement réel des actifs des régimes	**(144)**	(904)	–
Pertes actuarielles	**96**	1 551	352
Coût déterminé pour l'exercice	**783**	2 585	469
Écarts entre le coût survenu au cours de l'exercice et le coût constaté au cours de l'exercice à l'égard des éléments suivants :			
Rendement des actifs des régimes	**49**	72	–
Modifications des régimes	**–**	29	–
Gains actuariels	**(87)**	(1 299)	(340)
Coûts des services passés	**77**	38	–
Obligations transitoires	**–**	42	26
Coûts nets des prestations de l'exercice constaté	**822 $**	1 467 $	155 $

17. Opérations entre parties liées

Dans le cours normal des affaires, la Fiducie et ses sociétés affiliées concluent des opérations avec des parties liées. Ces opérations ont été comptabilisées à leur valeur d'échange.

	2006		2005	
Frais d'administration, de gestion et d'autres services payés par :				
Utility Group à la Fiducie	**30**	**$**	4	$
la Fiducie à Utility Group	**1 001**	**$**	52	$
Ventes de gaz naturel par la Fiducie à Utility Group	**84 046**	**$**	25 842	$
Honoraires pour les services d'exploitation payés par Utility Group à la Fiducie	**469**	**$**	117	$
Services de transport fournis par Utility Group à la Fiducie	**560**	**$**	98	$
Paiements versés en vertu de contrats de location-exploitation de bureaux et de mobilier de bureau par la Fiducie à une société dont le propriétaire est un employé	**83**	**$**	82	$

Au 31 décembre 2006, les débiteurs comprenaient un montant de 13,8 millions de dollars (21,0 millions de dollars au 31 décembre 2005) à recevoir des parties liées de la Fiducie. Au 31 décembre 2006, les créditeurs comprenaient un montant de 0,7 million de dollars (0,2 million de dollars au 31 décembre 2005) à payer aux parties liées de la Fiducie.

18. Coentreprises

La quote-part de la Fiducie dans ses ententes de coentreprises est décrite ci-après :

	2006		2005	
Quote-part du bénéfice d'exploitation				
Produits	**234 243**	**$**	303 165	$
Charges	**156 649**		245 054	
	77 594	**$**	58 111	$
Quote-part de l'actif net				
Actif à court terme	**44 386**	**$**	27 022	$
Immobilisations	**93 917**		46 821	
Ententes, contrats et relations de services énergétiques	**81 292**		87 085	
Placements à long terme et autres actifs	**4 637**		–	
Passif à court terme	**(43 129)**		(28 928)	
	181 013	**$**	132 000	$
Quote-part des flux de trésorerie				
Activités d'exploitation	**83 367**	**$**	60 079	$
Activités d'investissement	**(57 826)**		(3 799)	
Activités de financement	**(25 541)**		(56 280)	
	–	**$**	–	$

19. Gain sur placement

Le placement de la Fiducie dans Taylor est comptabilisé selon la méthode de comptabilisation à la valeur de consolidation. Le 7 février 2005, la Fiducie a vendu 1,4 million de parts de société en commandite de Taylor pour un produit de 12,8 millions de dollars, réalisant ainsi un gain après impôts de 4,1 millions de dollars. La vente a réduit la participation de la Fiducie dans Taylor à 4,0 millions de parts, soit 14,0 %.

Le 22 mars 2005, Taylor a émis 13,0 millions de parts de société en commandite. AltaGas n'a pas participé à cette émission, qui a réduit la participation de la Fiducie dans Taylor à 9,5 % et a donné lieu à un gain de dilution après impôts de 3,8 millions de dollars.

20. Scission partielle des entreprises de distribution de gaz naturel

Le 17 novembre 2005, AltaGas a conclu la scission partielle de sa filiale en propriété exclusive qui est devenue Utility Group, une société ouverte distincte. Utility Group possède 100 % d'AUI, une participation de un tiers dans Inuvik Gas Ltd. et de 24,9 % dans Heritage Gas Limited. Avant la scission partielle, ces entités englobaient le secteur Distribution de gaz naturel de la Fiducie.

La scission partielle d'Utility Group a été réalisée au moyen d'une série d'opérations. Les porteurs de parts de la Fiducie et les porteurs de parts échangeables d'AltaGas LP#1 ont reçu une action ordinaire d'Utility Group pour chaque tranche de 13,9592 parts de fiducie ou parts échangeables détenues le 14 novembre 2005. Le nombre d'actions ordinaires d'Utility Group distribuées aux porteurs de parts s'est élevé à 3 899 895 et a réduit l'avoir des porteurs de parts de 25,7 millions de dollars. La Fiducie a vendu 1 716 000 actions ordinaires d'Utility Group au prix de 7,50 $ l'action pour un produit net de 10,7 millions de dollars. Utility Group a effectué son premier appel public à l'épargne de 390 000 actions ordinaires au prix de 7,50 $ l'action pour un produit net de 2,7 millions de dollars. L'opération a donné lieu à une réduction de 1,3 % de la participation de la Fiducie dans Utility Group, qui est passée à 26,7 %. L'ensemble des opérations effectuées pour réaliser la scission partielle a entraîné une perte après impôts nette de 0,1 million de dollars pour la Fiducie. Parallèlement à la scission partielle, AltaGas a réglé des montants exigibles d'Utility Group et, conjointement avec le produit de la vente d'actions ordinaires d'Utility Group, 85,4 millions de dollars ont été affectés au remboursement de la dette bancaire de la Fiducie.

Avant la conclusion de la scission partielle, les actifs et les activités d'exploitation d'Utility Group ont été regroupés en tant que secteur Distribution de gaz naturel. Par suite de la scission, la Fiducie conserve 2 184 010 actions ordinaires des 8 189 905 actions d'Utility Group émises et en circulation. À compter du 17 novembre 2005, la Fiducie a comptabilisé sa participation dans Utility Group à titre de placement à long terme dans Utility Group selon la méthode de comptabilisation à la valeur de consolidation, sans retraitement des périodes antérieures.

Cette série d'opérations effectuées dans le but de procéder à la scission partielle a eu des répercussions sur les états financiers, soit la diminution des actifs, des passifs et du bénéfice cumulé de la Fiducie de la façon suivante :

Incidence nette de la scission partielle :

Actif à court terme	(28 586)	$
Actif à long terme	(129 749)	
Passif à court terme	29 870	
Autres passifs	3 483	
Distributions aux porteurs de parts	25 696	
	(99 286)	$

Augmentation des placements à long terme et des autres actifs	13 903	$
Remboursement d'avances intersociétés à Utility Group	74 709	
Produits net à la vente d'actions	10 674	
	99 286	$

21. Information sectorielle

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. Les opérations entre les secteurs d'exploitation sont constatées à la juste valeur. La Fiducie compte cinq secteurs isolables. Pour la période du 1er janvier 2005 au 16 novembre 2005, les résultats d'exploitation et les résultats financiers reflètent les produits et les charges consolidés des entités qui formaient le secteur Distribution de gaz naturel, qui a fait l'objet d'une scission partielle le 17 novembre 2005. Les secteurs d'exploitation sont décrits ci-dessous :

Collecte et traitement sur place	–	réseaux de collecte de gaz naturel et installations de traitement;
Extraction et transport	–	installations d'extraction de l'éthane et des liquides de gaz naturel et gazoducs de transport de gaz naturel et de condensats;
Production d'électricité	–	production d'électricité de centrales alimentées au gaz et au charbon et vertu d'ententes d'achat d'électricité et d'autres contrats;
Services énergétiques	–	services gaziers et services de gestion énergétique pour le gaz naturel et l'électricité et production de pétrole et de gaz naturel; et
Siège social	–	coûts liés à la prestation de services généraux, et placements dans des entités ouvertes et fermées, actifs du siège social et coûts indirects généraux.

Les tableaux suivants présentent la composition par secteur :

Exercice terminé le 31 décembre 2006	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Élimination intersectorielle	Total
Produits	**139 016 $**	**149 143 $**	**199 344 $**	**948 939 $**	**4 415 $**	**(78 253) $**	**1 362 604 $**
Coût des produits vendus	**(9 381)**	**(85 888)**	**(99 761)**	**(924 249)**	–	**75 588**	**(1 043 691)**
Charges d'exploitation et d'administration	**(80 068)**	**(20 305)**	**(1 332)**	**(17 060)**	**(29 688)**	**2 665**	**(145 788)**
Amortissement	**(23 579)**	**(7 733)**	**(7 382)**	**(4 848)**	**(2 319)**	–	**(45 861)**
Perte de valeur de l'écart d'acquisition	**(600)**	–	–	–	–	–	**(600)**
Bénéfice d'exploitation	**25 388 $**	**35 217 $**	**90 869 $**	**2 782 $**	**(27 592) $**	**– $**	**126 664 $**
Ajouts, montants nets :							
Immobilisations	**62 295 $**	**4 319 $**	**(28) $**	**1 652 $**	**2 270 $**	**– $**	**70 508 $**
Ententes, contrats et relations de services énergétiques	**– $**	**– $**	**– $**	**(36) $**	**– $**	**– $**	**(36) $**
Placements à long terme et autres actifs	**– $**	**– $**	**4 332 $**	**– $**	**1 390 $**	**– $**	**5 722 $**
Écarts d'acquisition	**215 $**	**18 045 $**	**– $**	**– $**	**– $**	**– $**	**18 260 $**
Actifs sectoriels	**573 748 $**	**143 004 $**	**130 116 $**	**219 205 $**	**43 502 $**	**– $**	**1 109 575 $**

Exercice terminé le 31 décembre 2005	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Distribution de gaz naturel	Siège social	Élimination intersectorielle	Total
Produits	131 835 $	181 314 $	189 205 $	1 080 225 $	113 429 $	10 915 $	(204 577) $	1 502 346 $
Coût des produits vendus	(11 693)	(123 319)	(131 363)	(1 056 764)	(84 444)	–	202 102	(1 205 481)
Charges d'exploitation et d'administration	(75 390)	(20 055)	(1 834)	(14 758)	(15 988)	(15 832)	2 475	(141 382)
Amortissement	(20 660)	(7 558)	(7 313)	(3 151)	(6 755)	(1 935)	–	(47 372)
Bénéfice d'exploitation	24 092 $	30 382 $	48 695 $	5 552 $	6 242 $	(6 852) $	– $	108 111 $
Ajouts, montants nets :								
Immobilisations	46 320 $	1 639 $	– $	1 384 $	(192 157) $	3 453 $	– $	(139 361) $
Ententes, contrats et relations de services énergétiques	– $	– $	– $	4 233 $	– $	– $	– $	4 233 $
Placements à long terme et autres actifs	– $	– $	– $	– $	(2 327) $	8 372 $	– $	6 045 $
Écarts d'acquisition	815 $	18 045 $	– $	– $	– $	– $	– $	18 860 $
Actifs sectoriels	532 083 $	211 150 $	156 053 $	120 140 $	– $	48 903 $	– $	1 068 329 $

22. Chiffres correspondants

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période écoulée.

23. Événements postérieurs à la date du bilan

Le 19 janvier 2007, AltaGas émis des billets à moyen terme non garantis de premier rang pour un capital de 100 millions de dollars. Les billets portent un taux d'intérêt nominal de 5,07 % et viennent à échéance le 19 janvier 2012. Le produit net de l'émission a servi à rembourser la dette bancaire et à payer des frais généraux du Siège social.

END